Form 20-F/A
period 2024-06-30
Zhibao Technology Inc.
filed 2025-04-28
CIK 1966750

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

☐ Yes ☐ No

Explanatory Note

Zhibao Technology Inc. (the “Company”, “we”, “our”, or “us”) is filing this Amendment No. 1 to its Annual Report on Form 20-F/A (the “Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Original Report”), as filed with the United States Securities and Exchange Commission (“SEC”) on October 31, 2024 (“Original Filing Date”), to (i) add a risk factor titled “We previously misstated that our disclosure controls and procedures were effective as of June 30, 2024, when in fact they were not, which could adversely affect investor confidence and expose us to regulatory or legal risks” in “Part I Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry”; and (ii) revise the disclosures regarding the evaluation of the effectiveness of our disclosure controls and procedures in “Part II Item 15. Controls and Procedures.”

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required by Rule 13a-14(a) under the Exchange Act are also being filed as exhibits to this Amendment.

Except as described above, no other information included in the Original Report is being amended or updated by this Amendment and, other than as described herein, this Amendment does not purport to reflect any information or events subsequent to the Original Report. This Amendment should be read in conjunction with the Original Filing, which continues to speak as of the date of the Original Filing Date, except as expressly contained herein, we have not updated, modified or supplemented the disclosures contained in the Original Report.

Table of Contents

		Page
PART I
ITEM 3.	KEY INFORMATION	1

PART II
ITEM 15.	CONTROLS AND PROCEDURES	2

i

ITEM 3. KEY INFORMATION

D. Risk Factors.

Risks Related to Our Business and Industry

We previously misstated that our disclosure controls and procedures were effective as of June 30, 2024, when in fact they were not, which could adversely affect investor confidence and expose us to regulatory or legal risks.

In our Original Report on Form 20-F for the fiscal year ended June 30, 2024, we incorrectly stated that our disclosure controls and procedures were effective as of that date. We have subsequently determined that our disclosure controls and procedures were, in fact, ineffective as of June 30, 2024, due to our material weaknesses in our internal control over financial reporting described below.

As of June 30, 2024, we identified the material weaknesses related to: (i) insufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience and ongoing training in the application of U.S. GAAP commensurate with its financial reporting requirements, and (ii) the Company has inadequate proper IT control related logical access security.

This misstatement may undermine investor confidence in the accuracy and reliability of our public disclosures and the effectiveness of our internal controls and procedures. Additionally, inaccurate disclosure regarding the effectiveness of our disclosure controls and procedures may subject us to increased scrutiny by the SEC, potential liability under the Exchange Act, including Sections 13(a) and 15(d) thereof, and under the anti-fraud provisions of the Securities Act of 1933, as amended.

Such exposure may result in regulatory investigations, enforcement actions, civil litigation, and reputational harm. If we fail to remediate the identified deficiencies and to maintain effective disclosure controls and procedures in the future, our ability to comply with our reporting obligations under the Exchange Act and to provide accurate and timely disclosure to investors could be impaired. Any such failure could adversely affect our business, financial condition, results of operations, and the market price of our securities.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of June 30, 2024, our disclosure controls and procedures were ineffective due to the material weaknesses in internal control over financial reporting identified below.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of June 30, 2024 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of June 30, 2024.

In the course of preparing our consolidated financial statements in the prior years, we identified two material weaknesses which have not been remedied in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of June 30, 2024, we identified the material weaknesses related to: (i) insufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience and ongoing training in the application of U.S. GAAP commensurate with its financial reporting requirements, and (ii) the Company has inadequate proper IT control related logical access security.

Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, including: (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel; (ii) implement formal access and change controls to our systems, and make changes to our information technology systems; and (iii) establish more robust processes supporting internal control over financial reporting.

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

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101. INS***	Inline XBRL Instance Document.
101. SCH***	Inline XBRL Taxonomy Extension Schema Document.
101. CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104***	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
***	Previously filed with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: April 28, 2025

4