Form 20-F
period 2025-06-30
Zhibao Technology Inc.
filed 2026-01-09
CIK 1966750

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Phone: +86 (21) -5089-6502

Email: ir@zhibao-tech.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, of par value US$0.0001 per share	ZBAO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

16,105,132 Class A ordinary shares and 16,816,692 Class B ordinary shares were issued and outstanding as of June 30, 2025.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Zhibao Technology Inc. (“Zhibao”) is a Cayman Islands exempted company incorporated on January 11, 2023. Structured as a holding company with no material operations, Zhibao conducts its operations in China through its PRC Subsidiaries, primarily Zhibao Technology Co., Ltd. (“Zhibao China” or “WFOE”) and Sunshine Insurance Brokers (Shanghai) Co., Ltd. (“Sunshine Insurance Brokers”).

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

Zhibao Technology Holdings Limited (“Zhibao BVI”), incorporated on January 12, 2023 under the laws of British Virgin Islands, is our wholly-owned subsidiary in BVI and a holding company with no business operations, which, in turn, wholly owns all of the equity interest of Zhibao Technology Limited (“Zhibao HK”), a limited company incorporated on January 19, 2023 under the laws of Hong Kong.

Zhibao HK, as a wholly-owned subsidiary of Zhibao BVI, is a holding company with no business operations, which, in turn, wholly owns all of the equity interest of Zhibao China or WFOE, a wholly foreign-owned enterprise formed on November 24, 2015 in Shanghai under the laws of China, currently with a registered capital of RMB 100,000,000. Zhibao China wholly owns Shanghai Anyi Network Technology Co., Ltd. (“Shanghai Anyi”), Sunshine Insurance Brokers and Shanghai Zhibao Health Management Co., Ltd. (“Zhibao Health”), primarily providing MGU services.

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

Zhibao Labuan Reinsurance Company Limited (“Zhibao Labuan Reinsurance”) was incorporated in Labuan, Malaysia, on July 29, 2024, and received a license approval on October 24, 2024. Zhibao Labuan Reinsurance is a wholly-owned subsidiary of Zhibao BVI, primarily engaging in brokerage and MGU services. As of the date of this annual report, it has not commenced operation yet.

Shanghai Zhizhongbao Enterprise Management Co., Ltd. (“Shanghai Zhizhongbao”) was incorporated in Shanghai under the laws of China on March 6, 2025, as an investment holding company, currently with a registered capital of RMB 10 million. Shanghai Zhizhongbao is a wholly-owned subsidiary of Zhibao HK.

Shanghai Zhibao Yingshi Health Technology Co., Ltd. (“Zhibao Yingshi”) was incorporated under the laws of China on September 24, 2025, as a professional healthcare services company with its principal business in Shanghai, China. Pursuant to a joint venture agreement, dated September 1, 2025, by and among Zhibao China, Shanghai Xingtao Network Technology Co., Ltd. (“Xingtao”) and the shareholder of Xingtao, Zhibao China agreed to acquire 51% of the equity interest in Zhibao Yingshi. As a result, Zhibao Yingshi is a 51% owned subsidiary of Zhibao China.

 Zhonglian Jinan Insurance Brokers Co., Ltd.(“Zhonglian”) was incorporated under the laws of China on June 8, 2005, currently with a registered capital of RMB 50 million. Zhonglian was previously 100% controlled by unrelated third parties. On September 30, 2025, pursuant to the Zhonglian Agreement (as defined below), Zhonglian’s shareholders transferred 51% of the equity interest of Zhonglian to Zhibao China for a consideration of RMB 25.5 million, subject to the terms and conditions of the Zhonglian Agreement. Following such transfer, Zhonglian became a 51% owned subsidiary of Zhibao China.

On April 3, 2024, we closed the initial public offering of our Class A ordinary shares on the Nasdaq Capital Market (the “IPO”) for aggregate gross proceeds of $6,000,000, before deducting underwriting discounts and offering expenses. On May 15, 2024, we issued an additional 23,765 Class A ordinary shares pursuant to the partial exercise of the underwriters’ over-allotment option in connection with the IPO at $4.00 per share, resulting in additional gross proceeds of $95,060. The Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “ZBAO.”

For the years ended June 30, 2023, 2024 and 2025, the Company incurred (i) capital investment of approximately RMB 1.8 million, RMB 0.3 million and nil in purchase of software, respectively. (ii) capital investment of nil, approximately RMB 0.3 million and nil in purchase of office equipment, respectively.

USE OF CERTAIN TERMS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

“BVI”	British Virgin Islands

“Cayman”	The Cayman Islands.

“China” or the “PRC”	The People’s Republic of China, including Taiwan, Hong Kong and Macau, and the term “Chinese” has a correlative meaning for the purposes of this annual report only, unless the context otherwise indicates. The references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

“Code”	The Internal Revenue Code of 1986, as amended.

“Class A ordinary shares”	Class A ordinary shares, par value US$0.0001 per share, of Zhibao Technology Inc.

“Class B ordinary shares”	Class B ordinary shares, par value US$0.0001 per share, of Zhibao Technology Inc.

“December 2024 Letter Agreement”	Refers to the letter agreement, dated December 11, 2024, entered into by and between the Company and L1.

“Exchange Act”	Securities Exchange Act of 1934, as amended.

“February 2025 Letter Agreement”	Refers to the letter agreement, dated February 14, 2025, entered into by and between the Company and L1.

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China.

“Hudson”	Hudson Global Ventures, LLC.

“Hudson EPA”	Refers to the equity purchase agreement, dated as of June 22, 2025, entered into by and between the Company and Hudson.

“Hudson ELOC”	Refers to the equity line of credit facility as described in the Hudson EPA.

“Hudson RRA”	Refers to the registration rights agreement, dated as of June 22, 2025, entered into by and between the Company and Hudson.

“L1”	L1 Capital Global Opportunities Master Fund.

“L1 Registration Rights Agreement”	Refers to the registration rights agreement, dated as of September 23, 2024, entered into by and between the Company and L1.

“L1 Second Tranche Note”	Promissory Convertible Note issued to L1 by the Company on February 14, 2025

“L1 Warrants”	L1 First Closing of First Tranche Warrant, L1 Second Closing of First Tranche Warrant, L1 Third Closing of First Tranche Warrant, Waiver Warrant, L1 First Closing of Second Tranche Warrant, and L1 Second Closing of Second Tranche Warrant.

“L1 Securities”	L1 First Tranche Note, L1 Second Tranche Note, and the L1 Warrants.

“L1 Securities Purchase Agreement”	Refers to the securities purchase agreement, dated as of September 23, 2024, entered into by and between the Company and L1, as amended by the February 2025 Letter Agreement, dated February 14, 2025, by and between the Company and L1.

“L1 Waiver Warrant”	Warrants to purchase up to 571,588 Class A ordinary shares (as adjusted) issued by the Company on December 16, 2024.

“L1 Waiver Agreement”	Refers to the waiver agreement, dated as of December 16, 2024, entered into by and between the Company and L1.

“Macau”	The Macao Special Administrative Region of the People’s Republic of China.

“mainland China”	The People’s Republic of Mainland China, excluding Taiwan, Hong Kong and Macau for the purpose of this annual report.

“Nasdaq”	Nasdaq Capital Market.

“NDRC”	National Development and Reform Commission of the People’s Republic of China.

“ODI Filings”	The formalities and filings of overseas direct investment of PRC enterprises, including but not limited to fulfilling the filing, approval or registration procedures in the development and reform authorities, the competent commercial authorities, and foreign exchange administration authorities and competent banks authorized by such authorities.

“ordinary shares”	Ordinary shares, par value US$0.0001 per share, of Zhibao Technology Inc., consisting of Class A ordinary shares and Class B ordinary shares.

“PCAOB”	Public Company Accounting Oversight Board.

“PRC Subsidiaries” or “Zhibao China Group”	All references to “PRC Subsidiaries” or “Zhibao China Group” are to Zhibao China, Shanghai Anyi, Sunshine Insurance Brokers, Zhibao Health, Shanghai Zhizhongbao, Zhibao Yingshi and Zhonglian.

“WFOE”	Wholly Foreign Owned Enterprise

“RMB”, “Chinese Yuan” or “Renminbi”	Legal currency of mainland China.

“SEC”	The United States Securities and Exchange Commission.

“Securities Act”	The Securities Act of 1933, as amended.

“Shanghai Anyi”	Shanghai Anyi Network Technology Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of WFOE.

“Shanghai Zhizhongbao”	Shanghai Zhizhongbao Enterprise Management Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of Zhibao HK.

“Sunshine Insurance Brokers”	Sunshine Insurance Brokers (Shanghai) Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of WFOE.

“US”, “U.S.” or “USA”	The United States of America.

“US$,” “U.S. dollars,” “$,” or “dollars”	Legal currency of the United States.

“VWAP”	Volume weighted average price.

“WFOE” or “Zhibao China”	Zhibao Technology Co., Ltd., previously known as Shanghai Julai Investment Management Co., Ltd. and Zhibao Technology (Shanghai) Co., Ltd., successively, a limited liability company organized under the laws of China, which is wholly-owned by Zhibao HK.

“Zhibao,” “our company,” “Company,” “we,” “us,” “our,” or “ourselves”	All references to “Zhibao,” “our company,” “Company,” “we,” “us,” “our,” “ourselves” or similar terms used in this annual report are to Zhibao Technology Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, unless the context otherwise indicates.

“Zhibao BVI”	Zhibao Technology Holdings Limited, a limited company incorporated under the laws of British Virgin Islands and a wholly owned subsidiary of Zhibao.

“Zhibao HK”	Zhibao Technology Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Zhibao BVI.

“Zhibao Health”	Shanghai Zhibao Health Management Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of Zhibao China.

“Zhibao Labuan Reinsurance”	Zhibao Labuan Reinsurance Company Limited, a limited company organized under the laws of Malaysia and a wholly-owned subsidiary of Zhibao BVI.

“Zhibao Yingshi”	Shanghai Zhibao Yingshi Health Technology Co., Ltd., a limited liability company organized under the laws of China, a 51% owned subsidiary of Zhibao China.

“Zhonglian Agreement”	Refers to the share purchase agreement, dated as of July 2, 2025, entered into by and between Zhibao China and the shareholders of Zhonglian Jinan Insurance Brokers Co., Ltd., under which Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian Jinan Insurance Brokers Co., Ltd.

“Zhonglian”	Zhonglian Jinan Insurance Brokers Co., Ltd., a limited liability company organized under the laws of China and a 51% owned subsidiary of Zhibao China.

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

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This annual report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Statistical data in these publications also include projections based on a number of assumptions. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

In addition, the new and rapidly changing nature of the insurance brokerage industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We are dependent on key insurance companies on the supply of insurance products to our end customers, the loss of which could adversely affect our business, financial condition and results of operations.

●	We are dependent on our B channels to reach end customers. Failure to acquire new B channels or retain existing B channels in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

●	Our PRC subsidiary, namely Zhibao China, significantly relies on a third party (“MGU Partner”), its subsidiaries, affiliates, successors and assigns to conduct MGU services. Failure to comply with the relevant laws and regulations with regard to the MGU services will adversely and materially affect our business, financial conditions and results of operations.

●	The innovative insurance technology and infrastructure we use to optimize our insurance solutions require continuous developments and upgrades. We cannot assure you that these technologies will fully support our business.

●	The regulation on the requirement of a company to make a filing on internet information service in China is subject to interpretation, and our operation of digital insurance broker services could be harmed if we are deemed to have violated applicable laws and regulations.

●	If we are unable to attract, incentivize and retain talented professionals, our business, financial condition and results of operations may be affected.

●	We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.

●	Zhibao has identified two material weaknesses in its internal controls over financial reporting. If Zhibao does not adequately remediate the material weaknesses, or if it experiences additional material weaknesses in the future or otherwise fails to maintain effective internal controls, it may not be able to accurately or timely report its financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in Zhibao and the market price of its shares.

●	There is substantial doubt about our ability to continue as a going concern.

Risks Related to the Ownership of Class A Ordinary Shares

Risks and uncertainties related to the ownership of Class A ordinary shares include, but are not limited to, the following:

●	The trading market for our Class A ordinary shares is very new, and consistently robust and liquid trading market may not develop or be sustained over the long term.

●	Nasdaq may apply additional and more stringent criteria for our continued listing because we commutated a small public offering and insiders currently hold a large portion of our listed securities.

●	Our Chairman of the board of directors and Chief Executive Officer, Mr. Botao Ma, beneficially owns 16,816,692 Class B ordinary shares, currently representing approximately 94.0% of the voting power of our issued and outstanding share capital as of January 5, 2026, and has significant influence over all corporate matters for which shareholder approval is required.

●	If we fail to meet continued listing standards of the Nasdaq Stock Market LLC, our Class A ordinary shares may be delisted. Delisting could adversely affect the liquidity of our Class A ordinary shares and the market price of our Class A ordinary shares could decrease, and our ability to obtain sufficient additional capital to fund our operations and to continue as a going concern would be substantially impaired.

●	The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors.

●	Certain initial public offerings of companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a “controlled company” within the meaning of the listing rules of Nasdaq and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Risks Related to Doing Business in China

Our Class A ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (HFCA) Act if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A ordinary shares may be prohibited from trading or delisted. The HFCA Act, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCA act, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering.

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

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 2, 2021, the SEC issued final rules under the HFCA Act, which became effective on January 10, 2022, amending the disclosure requirements in annual reports. These amendments apply to registrants that the SEC identifies as having filed an annual report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The amendments require the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrants. The SEC is to identify a reporting company that has retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

●	Is located in a foreign jurisdiction; and

●	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Once identified, Section 104(i)(2)(B) of the Sarbanes-Oxley Act requires these issuers, which the SEC refers to as “SEC-Identified Issuers,” to submit in connection with their annual report documentation to the SEC establishing that they are not owned or controlled by a governmental entity in that foreign jurisdiction and to name any director who is affiliated with the Chinese Communist Party or whether the company’s articles include any charter of the Chinese Communist Party.

On December 16, 2021, the PCAOB determined that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. We dismissed Marcum Asia CPAs LLP (“Marcum Asia”) and appointed HYYH CPA. LLC (“HYYH”) as our independent registered public accounting firm, effective from November 24, 2025. Marcum Asia, our former auditor, is an independent public accounting firm registered with the PCAOB. Our former auditor is headquartered in the United States and is currently subject to the PCAOB inspections on a regular basis and was not identified in the determination report made by the PCAOB in 2021. Our current auditor, HYYH, an independent registered public accounting firm that headquartered in Maryland, is currently subject to the PCAOB inspections on a regular basis and was not identified in the determination report made by the PCAOB on December 16, 2021 as it is not on the list published by the PCAOB.  HYYH audited our consolidated balance sheets as of June 30, 2024 and 2025, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes. However, our auditor’s China affiliate is located in, and organized under the laws of the PRC. We cannot assure you that we will not be identified by the SEC under the HFCA Act as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, In which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act and, as a result, we cannot assure you that we will be able to maintain the listing of our Class A ordinary shares on Nasdaq or that you will be allowed to trade our Class A ordinary shares in the United States on the “over-the-counter” markets or otherwise. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

On August 26, 2022, the China Securities Regulatory Commission (“CSRC”), the Ministry of Finance (“MOF”), and the PCAOB signed the Protocol to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the HFCA Act, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

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

Notwithstanding the foregoing, we cannot assure you that, because our books and records are primarily located in mainland China, we will in the future be able to become an issuer that is not a SEC-Identified Issuer, in which event our Class A ordinary shares may not be tradable in any United States stock exchange or market and it may be necessary for us to list on a foreign exchange in order that our Class A ordinary shares can be traded. It is possible that, in the event trading in our shares in the United States is no longer possible, you may lose the entire value of your Class A ordinary shares.

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

On December 28, 2021, the Cybersecurity Review Measures (2021 version) which were promulgated and became effective on February 15, 2022, provide that any “online platform operators” possessing personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. The Cybersecurity Review Measures (2021 version), further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC requires that under the new rules, online platform operators possessing personal information of more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures (2021 version), we have applied for and completed a cybersecurity review with respect to the IPO pursuant to the Cybersecurity Review Measures (2021 version).

As of the date of this annual report, our PRC Subsidiaries had personal information of more than 24 million end customers through their digital insurance brokerage services and MGU services. Based upon the advice of our PRC counsel, Jinghe Law Firm, that each of our PRC Subsidiaries, is deemed a “personal information processor” under the Personal Information Protection Law (“PIPL”) because they can all independently determine the handling purpose and method in the handling of personal information as defined in the PIPL.

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

Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. As advised by our PRC legal counsel, Jinghe Law Firm, pursuant to the New Overseas Listing Rules, following an initial public offering, an issuer conducting an offering of its securities, (including ordinary shares, convertible notes, or preferred shares, is required to submit a filing to the CSRC within three business days after the closing of such offering.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that has already completed overseas listing will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future.

As of the date of this annual report, except for the licenses and permissions held by Zhibao’s PRC Subsidiaries under “Regulatory Permissions” the Company believes it is not required to obtain permission or approval from any other PRC state or local government and has not received any denial to offer securities in the U.S. However, if any other filings, approval, review or other procedure is required, there is no assurance that we will be able to obtain such filings, approval or complete such review or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirement in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

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

We are an exempted company incorporated under the laws of the Cayman Islands structured as a holding company and are not a PRC operating company. As a holding company with no material operations of our own, we conduct substantially all of our operations in China through our PRC Subsidiaries. We control and receive the economic benefits of our PRC Subsidiaries’ business operation, if any, through equity ownership. We do not have, nor had we ever, used a VIE structure. Our corporate structure, i.e., a Cayman Islands holding company with operations conducted by our PRC Subsidiaries, involves unique risks to investors. The PRC regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Except for the filing and reporting requirements under the New Overseas Listing Rules, we are currently not required to obtain approval from any PRC authorities to list on U.S. exchanges. However, if any of our holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on any U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of Class A ordinary shares.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. On October 19, 2023, the CSRC published such Filing Completion Notice confirming that we completed the filing procedures with the CSRC under the New Overseas Listing Rules. Upon completion of the CSRC filing procedures, which was evidenced by the Filing Completion Notice, we have fulfilled the CSRC’s requirements regarding our overseas offering and listing under the New Overseas Listing Rules.

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

On August 20, 2021,the SCNPC promulgated the Personal Information Protection Law (“PIPL”), which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. The PIPL elaborates the protection by law of personal information for natural persons and no entity or individual may infringe upon the rights and interests of the natural persons.

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

On September 24, 2024, the CAC released the Network Internet Data Protection Regulations, which became effective on January 1, 2025. The Network Internet Data Protection Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. Where a data processor processes personal data of more than ten million users, , it shall also abide by the provisions of articles 30 and 32 of these regulations on network data processors that process important data (“Critical Data Processors”). Critical Data Processors shall specify the person in charge of network data security and the network data security management organization and fulfill a variety of responsibilities. In addition, before providing, entrusting or jointly processing important data, Critical Data Processors shall conduct risk assessments, except for performing their statutory duties or obligations.

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

The Cybersecurity Review Measures (2021 version) iterates that any “online platform operators” possessing personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. The Cybersecurity Review Measures (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC requires that under the new rules, online platform operators possessing personal information of more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

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

Zhibao is an exempted company incorporated under the laws of the Cayman Islands with limited liability structured as a holding company conducting its operations substantially in China through its PRC Subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of any offerings, we may make loans to our PRC Subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC Subsidiaries. For the fiscal year ended June 30, 2024, Zhibao made capital contribution of RMB 3,559,651 to WFOE. For the fiscal year ended June 30, 2025, Zhibao has made RMB 27,000,000 loans or capital contributions to WFOE. Furthermore, loans by us to our PRC Subsidiaries to finance its activities cannot exceed the statutory limits and are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

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

We do not believe that we, as an exempted company incorporated under the laws of the Cayman Islands with limited liability, meet all of the conditions above; thus we do not believe that we are a PRC resident enterprise, though all members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source (“SAT Bulletin 37”), which repealed the entire SAT Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the EIT Law, shall include the income derived from transferring such equity investment assets as equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the EIT Law, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.

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

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A ordinary shares by such investors are subject to PRC tax, the value of your investment in our Class A ordinary shares may decline significantly.

We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and the PRC Subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business.

Zhibao is an exempted company incorporated under the laws of the Cayman Islands with limited liability structured as a holding company. We may need dividends and other distributions on equity from our PRC Subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to shareholders and service, any debt Zhibao may incur. Our PRC Subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Our PRC Subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC Subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

On February 17, 2023, the CSRC released the New Overseas Listing Rules for China-based companies seeking to conduct overseas offering and listing in foreign markets, effective as of March 31, 2023. Under the New Overseas Listing Rules, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares to investors and could cause the value of our Class A ordinary shares to significantly decline or such shares to become worthless.

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

Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. As advised by our PRC legal counsel, Jinghe Law Firm, the New Overseas Listing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the closing of such offering.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that has already completed overseas listing will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future.

As of the date of this annual report, except for the licenses and permissions held by Zhibao’s PRC Subsidiaries under “Regulatory Permissions” the Company believes it is not required to obtain permission or approval from any other PRC state or local government and has not received any denial to offer securities in the U.S. However, if any other filings, approval, review or other procedure are required, there is no assurance that we will be able to obtain such filings, approval or complete such review or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirements in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

Within our direct holding structure, substantial uncertainties exist with respect to the requirement of National Financial Regulatory Administration and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The China Banking and Insurance Regulatory Commission (“CBRIC”), which was replaced by the National Financial Regulatory Administration on May 18, 2023, published the Notice on Clarifying Relevant Measures for the Opening-up of the Insurance Intermediary Market on December 3, 2021, which provides that overseas insurance brokerage companies with actual business experience and in compliance with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business. However, insurance brokage business is not a foreign restricted or forbidden business provided by the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version). So, according to our PRC legal counsel’s  consultation with the CBRIC, only when a shareholder whose beneficiary owner is not a PRC citizen holding exceeds 25% total shares of the Company, such shareholder shall be an overseas insurance brokerage company with actual business experience and in compliance with the relevant provisions of the CBIRC.

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

Our PRC Subsidiaries lease real properties for our offices in China, and as of the date of this annual report, our PRC Subsidiaries have a total of 15 lease agreements for these leased properties that have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, our PRC Subsidiaries may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, our PRC Subsidiaries may be subject to fines imposed by PRC government authorities ranging from RMB1,000 (approximately $155) and RMB10,000 (approximately $1,553) for each lease agreement that has not been registered with the relevant PRC governmental authorities.

The ownership certificates or other similar proof of the leased properties have not been provided to our PRC Subsidiaries by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to our PRC Subsidiaries. If the lessors are not entitled to lease the real properties to our PRC Subsidiaries and the owners of such real properties decline to ratify the lease agreements between our PRC Subsidiaries and the respective lessors, our PRC Subsidiaries may not be able to enforce their rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we and our PRC Subsidiaries are not aware of any claim or challenge brought by any third parties concerning the use of the leased properties without obtaining proper ownership proof. If the lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, our PRC Subsidiaries could be required to vacate the properties, in the event of which our PRC Subsidiaries could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if our PRC Subsidiaries are unable to relocate our offices in a timely manner, our operations may be interrupted.

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

As of the date of this annual report, although the PRC subsidiaries did not fully comply with the relevant requirements and have not made adequate contributions to various employee benefit plans in the history, they did not receive any notification from the competent PRC government for penalties in connection with such noncompliance. Over the past years, the PRC subsidiaries have not been making social payments for certain of their sales teams, while the applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making payments based on the actual wage paid to employees. With respect to the underpaid employee benefits, the PRC subsidiaries may be required to make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, the PRC subsidiaries may be required to make up sufficient withholding and pay late fees and fines. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. If there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. If the PRC subsidiaries are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. The PRC subsidiaries may also be subject to regulatory investigations and other penalties if their other employment practices are deemed to be in violation of relevant PRC laws and regulations.

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

We are dependent on key insurance company on the supply of insurance products to our end customers. For the fiscal year ended June 30, 2024, one key insurance brokerage company (“Key Insurer C”) accounted for approximately 13% of our revenues. For the fiscal year ended June 30, 2025, three insurance companies accounted for approximately 55% of our revenues. One of our PRC Subsidiaries, Sunshine Insurance Brokers, has over three years of partnership with Key Insurer B since January 2020, and we believe that Sunshine Insurance Brokers has established a stable and healthy partnership with such company and expect to partner with such company on a long term. Sunshine Insurance Brokers also established a partnership with Key Insurer C since January 2024 and anticipates a long-term collaboration with such company. See “Item 4. Information on the Company — B. Business Overview — Insurance Companies” and “Item 10. Additional Information — C. Material Contracts” of this annual report.

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

Our B channels are indispensable to our business operations by allowing our Platform as a Service (“PaaS”) to be embedded in their customer engagement matrix, including their websites, App, Wechat Mini Programs, Douyin (the Chinese equivalent of TikTok) and other social media accounts, which provide us with a stable and reliable end customer base. As of the date of the annual report, we have established business cooperation with more than 2,400 business channels, through which we have acquired more than 24 million end customers.

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

As of the date of this annual report, Zhibao China, as well as the MGU Partner, its subsidiaries, affiliates, successors and assigns has not been subject to any notice, fines or other penalties from competent government authorities or claims or allegations of its clients related to the above-mentioned business. If our MGU business is considered as non-compliance by any government authorities, we will terminate such business timely under which circumstance, we might be subject to administrative penalties and contractual liabilities owed to its clients and our business, financial condition and results of operations could be materially and adversely affected.

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

We regard insurance technology and infrastructure as critical to our ability to optimize our insurance solutions provided to our B channels and end customers. We have invested substantial resources in developing the sophisticated and innovative technology systems that we use for optimizing our insurance solutions on our PaaS. We will continually strive to improve and expand, upgrade and update our insurance solutions through our research and development and technology innovations in order to deliver innovative and comprehensive new, updated or upgraded insurance solutions to meet the evolving needs of our B channels and end customers. Our aim is to subdivide solutions across various scenarios, and ultimately infiltrate every aspect of the end customers’ daily life, delivering unparalleled service to our B channels and end customers. To achieve such, we are dedicated to expanding our investment in our insurance technology infrastructure, our research and development of new technologies and existing technology upgrade or updates through any future financings. However, there is no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our solutions less competitive or attractive.

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

The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Industry and Information Technology (“MIIT”), and the possibility of adopting new laws or regulations have created significant uncertainties regarding the legality of the businesses and activities of the PRC companies with internet operations. In particular, according to the Internet Information Services Administrative Measures promulgated by the State Council on September 25, 2000, the activities of Internet content providers are regulated by various PRC governmental authorities depending on the specific activities conducted by the Internet content provider.

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

We may be subject to legal or other proceedings in the ordinary course of our business. If the outcome of these proceedings is adverse to us, they could have a material adverse effect on our business, financial condition and results of operations.

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

Although we have taken steps to protect such data, technology renovations or updates, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in breach of the security measures that we use. On December 28, 2012, SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the internet. The Information Protection Decision provides that internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. As of the date of this annual report, we have not experienced any material breach of our cybersecurity system or measures. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system and cloud servers could cause confidential information to be accessed, stolen and used for illegal or unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with end customers, B channels, and other business partners could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consent of customers, and to keep collected personal information confidential, as well as to establish customer information protection system with appropriate remedial measures. On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cybersecurity, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The PRC Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of graded cybersecurity protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (the “PIPL”) which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. The PIPL elaborates the protection by law of personal information for natural persons and no entity or individual may infringe upon the rights and interests of the natural persons. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. We cannot assure you that our existing information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, protect our systems or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. In addition, complying with various laws and regulations may cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

We are currently taking compliance measures to ensure that we obtain consent from our end customers to use their information within the scope of authorization, and we have taken technical measures to ensure the security of such information and prevent the information from being divulged, damaged or lost. However, since the Cybersecurity Law, PIPL, as well as relevant regulations, rules and measures are relatively new, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our data protection practices and personal information protection practices are or will be inconsistent with regulatory requirements. Any violation of the provisions and requirements under the Cybersecurity Law, PIPL and other relevant regulations, rules and measures may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our customer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Furthermore, end customers may have concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could damage our reputation and brand and adversely affect our business and results of operations.

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

Meanwhile, if we fail to protect confidential information, we may be involved in various claims and litigations raised for privacy or other damages. Such claims and litigations will take a lot of time and resources to defend and we cannot assure you these claims or litigations will result in a favorable outcome. In February 2022, the Russian Federation commenced a military invasion of Ukraine, and Russian actions with respect to Ukraine have resulted in certain broad sanctions being imposed by the United States, the European Union, the United Kingdom and other international authorities. We cannot predict the impact of Russian actions in Ukraine or the reaction to such actions by the United States, the European Union, the United Kingdom or other international authorities. In connection with the aforesaid military invasion, cybersecurity experts anticipate a meaningful increase in cyberattack and cybercrime activity in connection with the Russian invasion of Ukraine around the globe. However, as of the date of this annual report, there is no new or heightened risk of potential cyberattacks on the Company by state actors or others since Russia’s invasion of Ukraine.

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

There is no assurance that Zhibao will be able to make the instalments pursuant to the Zhonglian Agreement.

On July 2, 2025, Zhibao China, entered into a share purchase agreement (the “Zhonglian Agreement”) with Xuegeng Zhao and Qin’er Ye, the shareholders of Zhonglian (the “Zhonglian Sellers”) and Zhonglian, pursuant to which, subject to the terms and conditions set forth in the Zhonglian Agreement, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian, including 23% of the equity interest from Xuegeng Zhao and 28% of the equity interest from Qin’er Ye, for a total purchase price of RMB25.5 million (approximately $3.5 million), subject to adjustment as provided in the Zhonglian Agreement (the “Zhonglian Acquisition”).

The Zhonglian Acquisition was closed on September 30, 2025. Pursuant to the Zhonglian Agreement, the Company is required to make four installments to the Sellers. The Company made the first instalment as of the date of this annual report. If the Company fails to make the payment of the subsequent instalments pursuant to the Zhonglian Agreement or otherwise fails to perform its obligations pursuant to the Zhonglian Agreement, Zhibao China’s equity interest in Zhonglian may be adjusted to to a percentage equal to the product of (a) 51% and (b) a fraction, the numerator of which is the aggregate amount paid by Zhibao, excluding any late fees pursuant to the Zhonglian Agreement, and the denominator of which is RMB 25.5 million, the ongoing businesses of the Company may be adversely impacted, and, without realizing any of the anticipated benefits of completing the Zhonglian Acquisition, the Company would be subject to a number of risks, including the following:

●	the Company may experience negative reactions from the financial markets, including negative impacts on the Company’s share price (including to the extent that the current market price reflects a market assumption that the Zhonglian Acquisition will be completed);

●	the Company may experience negative reactions from its customers, vendors and employees; and

●	the Company will have incurred substantial expenses and will be required to pay certain costs relating to the Zhonglian Acquisition.

The market price of our Class A ordinary shares may decline as a result of the Zhonglian Acquisition.

The market price of our Class A ordinary shares may decline as a result of the Zhonglian Acquisition for a number of reasons, including, but not limited to, if:

●	investors react negatively to the prospects of our business and the prospects of the Zhonglian Acquisition;

●	the effect of the Zhonglian Acquisition on our business and prospects is not consistent with the expectations of financial or industry analysts; or

●	We do not achieve the perceived benefits of the Zhonglian Acquisition as rapidly or to the extent anticipated by financial or industry analysts.

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

Our performance depends on the continued service and performance of our directors and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. The loss of the services of one or more of our core management team members could impede implementation of our business plan and result in reduced profitability. For example, our founder and Chief Executive Officer, Mr. Botao Ma has accumulated more than 30 years of management experience in insurance industry. Our Chief Financial Officer, Mr. Yuanwen Xia, has more than 15 years of experience in PwC and investment sector. Our Chief Operating Officer, Mr. Xiao Luo has more than 15 years of experience in insurance brokerage business. Our Chief Technical Officer, Mr. Yugang Wang, has more than 20 years of digital technology and management experience in the insurance industry. If any of our core management team members were to terminate his or her employment with us, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of core management team members or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

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

Prior to the IPO, Zhibao was a private company and was never required to evaluate its internal control within a specified period, and, as a result, it may experience difficulty in meeting these reporting requirements in a timely manner. Its management has not completed assessment of the effectiveness of its internal control over U.S. GAAP financial reporting, and its independent registered public accounting firm has not conducted an audit of the effectiveness of its internal control over financial reporting. However, in the course of preparing and auditing its consolidated financial statements for the fiscal year ended June 30, 2025, it respectively identified two material weaknesses in its internal control over financial reporting as of June 30, 2025. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

The material weaknesses identified included (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; and (ii) lack of formal risk assessment process and internal control framework over financial reporting, including lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks in internal control, and lack of sufficient IT general controls designed and implemented surrounding the key financial related systems. Neither Zhibao nor its independent registered public accounting firm undertook a comprehensive assessment of its internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in its internal control over financial reporting. Zhibao is required to do so only after it becomes a public company and it is exempt from the auditor attestation requirements as long as it is an emerging growth company. Had it performed a formal assessment of its internal control over financial reporting or had its independent registered public accounting firm performed an audit of the effectiveness of its internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weaknesses and control deficiencies, Zhibao has taken some remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen its financial reporting function, (ii) setting up a financial and system control framework, (iii) implementing formal access and change controls to our systems, and making changes to our information technology systems, and (iv) improving governance, including providing internal training in relation to policies and procedures. Zhibao will continue to take additional measures to remediate the material weaknesses, including (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel; (ii) appointing a third independent director; (iii) implementing formal access and change controls to our systems, and make changes to our information technology systems; and (iv) establishing more robust processes supporting internal control over financial reporting. However, the implementation of these measures may not fully address the material weaknesses in its internal control over financial reporting. Zhibao’s failure to correct the material weaknesses or its failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, Zhibao’s business, financial condition, results of operations and prospects, as well as the trading price of its Class A ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders its ability to prevent fraud.

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

There is substantial doubt about our ability to continue as a going concern.

As of June 30, 2025, the Company reported working capital of RMB 0.4 million (US$51,600). However, the Company had accumulated deficits of RMB 193.9 million (US$27.1 million)    as of June 30, 2025. For the years ended June 30, 2023 and 2025, the Company reported net loss of RMB 43.1 million and RMB 62.0 million ($8.7 million). For the years ended June 30, 2023, 2024 and 2025, the Company had operating cash outflows of RMB 1.1 million, RMB 3.8 million and RMB 20.7 million (US$2.9 million), respectively. These conditions raised substantial doubt about the Company’s ability to continue as going concern.

The Company’s liquidity is based on its ability to generate cash from operating activities and obtain financing from investors to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtain financing from outside sources.

The Company has funded its operations and capital needs primarily through the net proceeds received from fund raising from equity and debt offerings and bank loans.

The unstable financial conditions and operation results, as well as no guaranteed funding to meet our cash requirements for the next 12 months, raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from June 30, 2025.

To meet the cash requirements for the next 12 months from June 30, 2025, the Company is undertaking the following plans:

●	The Company is seeking for an extension of terms of bank loans, and corresponding interests to be paid until the funding shortage issue is resolved.

●	The Company is focusing on the improvement of operation efficiency, implementation of strict cost control and budget and enhancement internal controls to create synergy of the Company’s resources.

●	The Company is seeking for cash proceeds from equity sales under the Hudson ELOC.

●	The Company is going to seek more private and public equity offerings in the year of 2026.

However, there can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all.

If we are unable to obtain additional financing when it is needed, we will need to restructure our operations and possibly divest all or a portion of our business. We may seek additional capital through a combination of equity offerings and debt financings. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, and could increase our expenses, require that our assets secure such debt, or provide for high interest rates, discounted conversion prices, or other unfavorable terms. Equity financing, if obtained, could result in dilution to our then-existing shareholders. If we are unsuccessful in securing additional funding, we may be required to cease operations which could result in our shareholders losing all or almost all of their investment.

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

Risks Related to the Ownership of Class A Ordinary Shares

An active, liquid trading market for our Class A ordinary shares may not develop or be sustained over the long term, which may limit your ability to sell such securities.

We consummated our IPO in April 2024, and so the trading market for our Class A ordinary shares is still new and unestablished. An active trading market for the Class A ordinary shares may never develop or be sustained. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of the Class A ordinary shares.

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

Our Chairman of the board of directors and Chief Executive Officer, Mr. Botao Ma, beneficially owns 16,816,692 Class B ordinary shares, currently representing approximately 94.0% of the voting power of our issued and outstanding share capital as of January 5, 2026, and has significant influence over all corporate matters for which shareholder approval is required.

We have a dual-class share structure such that our share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and our Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by our shareholders. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings (either on a poll or on a show of hands), and each Class B ordinary share shall entitle the holder thereof to twenty votes on all matters subject to vote at our general meetings (either on a poll or on a show of hands). Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof upon written notice to the Company, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by the holder of such Class B ordinary share to any person to or entity other than holders of Class B ordinary shares or their affiliate, such Class B ordinary share shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Mr. Botao Ma, our Chairman of the board of directors and our Chief Executive Officer beneficially holding 16,816,692 Class B ordinary shares, is able to exercise approximately 94.0% of the total voting power of our issued and outstanding ordinary shares as of January 5, 2026. Mr. Ma could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. In cases where his interests are aligned, he has the power to prevent or cause a change in control. Without the consent of Mr. Ma, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Ma could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Ma may differ from the interests of our other shareholders. The concentrated voting power owned by Mr. Ma may cause a material decline in the value of our Class A ordinary shares. For more information regarding our beneficial owners and their affiliated entities, see “Majority Shareholders and Related Party Transactions.”

If we fail to meet continued listing standards of the Nasdaq Stock Market LLC, our Class A ordinary shares may be delisted. Delisting could adversely affect the liquidity of our Class A ordinary shares and the market price of our Class A ordinary shares could decrease, and our ability to obtain sufficient additional capital to fund our operations and to continue as a going concern would be substantially impaired.

Our Class A ordinary shares are currently listed on the Nasdaq Capital Market. The Nasdaq Stock Market LLC, or Nasdaq, has minimum requirements that a company must meet in order to remain listed on the Nasdaq Capital Market. These requirements include maintaining a minimum closing bid price of $1.00 per share, or the Bid Price Requirement. While the closing price of our Class A ordinary shares has largely remained above the minimum closing bid price of $1.00 per share from July 1, 2024 through December 31, 2025, our Class A ordinary shares traded as low as $0.83 per share and in the future, the closing bid price of our Class A ordinary shares may fall below $1.00 per share. If the closing bid price of our Class A ordinary shares were to remain below $1.00 per share for 30 consecutive trading days, or we do not meet other Nasdaq listing requirements, we would fail to be in compliance with Nasdaq’s listing standards. In addition, L1 may sell a significant number of our Class A ordinary shares, which would cause dilution to our shareholders and could further depress our share price. There can be no assurance that we will continue to meet the Bid Price Requirement, or any other Nasdaq continued listing requirement, in the future. If we fail to meet these requirements, including the Bid Price Requirement and requirements to maintain minimum levels of shareholder’s equity or market values of our Class A ordinary shares, Nasdaq may notify us that we have failed to meet the minimum listing requirements and initiate the delisting process. If our Class A ordinary shares is delisted, the liquidity of our Class A ordinary shares would be adversely affected and the market price of our Class A ordinary shares could decrease, and our ability to obtain sufficient additional capital to fund our operations and to continue as a going concern would be substantially impaired.

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

In addition to the risks addressed above in “The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors”, our Class A ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme share price run-ups followed by rapid price declines, and such share price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A ordinary shares. In addition, investors of our Class A ordinary shares may experience losses, which may be material, if the price of our Class A ordinary shares declines at any time or if such investors purchase shares of our Class A ordinary shares prior to any price decline.

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

We have a number of Class A ordinary shares issuable upon exercise of outstanding warrants and convertible notes issued to L1; the issuance of such shares could have a significant dilutive impact on our shareholders.

As of January 5, 2026, we had outstanding warrants to purchase 2,099,901 Class A ordinary shares and convertible notes convertible into up to 729,433 Class A ordinary shares, subject to adjustment. The authorized share capital under our amended and restated memorandum and articles of association is 500,000,000 ordinary shares with a par value of US$0.0001 each, consisting of (i) 450,000,000 Class A ordinary shares and (ii) 50,000,000 Class B ordinary shares. This would permit us to issue up to approximately an additional 410,000,000 unissued Class A ordinary shares, after giving effect to the number of Class A ordinary shares currently issued and outstanding and the number of shares reserved for issuance under warrants and convertible notes.

Additionally, the L1 Warrants and L1 Second Tranche Note each provides for an adjustment to the exercise and conversion prices and number of shares underlying the such securities upon our issuance of our Class A ordinary shares or equivalents at a price per share that is less than the exercise and conversion prices of such securities.

In the case of the L1 Warrants, subject to certain exceptions, if and whenever, at any time during the 18-month period following the dates of issuances of each of the L1 Warrants, the Company effects a Dilutive Issuance, then immediately after such Dilutive Issuance the exercise price of each of the L1 Warrants then in effect shall be reduced to an amount equal to the issuance price of the newly issued securities. In addition, that upon any adjustment to the exercise price, the number of warrant shares that may be purchased upon exercise of the L1 Warrants shall be increased, so that after such adjustment the aggregate exercise price payable under the warrant shall be the same as the aggregate exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained therein).

Accordingly, sales of substantial amounts of our Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon the exercise of the convertible promissory notes convertible into our Class A ordinary shares under certain conditions or warrants to purchase our Class A ordinary shares, in the public market at any time, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. In addition, the Class A ordinary shares sold freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market subsequent to the IPO subject to the restrictions in Rule 144 under the Securities Act. As of January 5, 2026, there were 16,452,020 Class A ordinary shares and 16,816,692 Class B ordinary shares issued and outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares, and the issuance of such shares could have a significant dilutive impact on our shareholders.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to declare dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased our Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment.

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

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as PFIC, for any taxable year if, for such year, either

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

Depending on the amount of cash we hold and the amount of cash we raise in our future offerings of our securities, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own, directly or indirectly, at least 25% of the equity by value.

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

Our amended and restated memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Certain provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of our Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue shares (whether declared to be ordinary, preference or otherwise) in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Our Securities — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

The laws of the Cayman Islands provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders together holding shares representing in aggregate at least ten (10%) percent of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least fourteen (14) clear days is required for the convening of our general shareholders’ meeting. A quorum required for a meeting of shareholders consists of at least one or more shareholders present or by proxy, or if a corporation, by its duly authorized representative, representing not less than one-third of the issued and outstanding ordinary shares which are entitled to vote at such general meeting of the Company. For these purposes, “clear days” means that period of notice excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

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

Our Class A ordinary shares are listed on the Nasdaq under the symbol “ZBAO.” We cannot assure you that our securities continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and share price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We cannot assure you that we will continue to meet those continued listing requirements.

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

It is not possible to predict the actual number of Class A ordinary shares, if any, we will sell under the Hudson EPA or the actual gross proceeds resulting from those sales.

On June 22, 2025, we entered into the Hudson Equity Purchase Agreement (the “Hudson EPA”) with Hudson in connection with setting up certain equity line of credit facility (the “Hudson ELOC”). Pursuant to the Hudson EPA, Hudson has committed to purchase up to $15,000,000 (the “Aggregate Limit”) of the Company’s Class A ordinary shares over a two-year period commencing on June 22, 2025, subject to earlier terminations (the “Commitment Period”).

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of this registration statement, our right to sell shares to Hudson commenced on the effective date of the resale registration statement (the “ELOC Resale F-1”) through June 22, 2027. During such term, subject to the terms and conditions of the Hudson EPA, we shall notify Hudson when we exercise the right, in our sole discretion, to sell shares.

We generally have the right to control the timing and amount of any sales of our Class A ordinary shares to Hudson under the Hudson EPA. Sales of our Class A ordinary shares, if any, to Hudson under the Hudson EPA will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Hudson all, some or none of the Class A ordinary shares that may be available for us to sell to Hudson pursuant to the Hudson EPA.

Because the purchase price per Class A ordinary share to be paid by Hudson for the Class A ordinary shares that we may elect to sell to Hudson under the Hudson EPA, if any, will fluctuate based on the market prices of our Class A ordinary share at the time we elect to sell Class A ordinary shares to Hudson pursuant to the Hudson EPA, it is not possible for us to predict, as of the date of this annual report and prior to any such sales, the number of Class A ordinary shares that we will sell to Hudson under the Hudson EPA, the purchase price per share that Hudson will pay for Class A ordinary shares purchased from us under the Hudson EPA, or the aggregate gross proceeds that we will receive from those purchases by Hudson under the Hudson EPA.

The number of Class A ordinary shares ultimately offered for sale by Hudson is dependent upon the number of Class A ordinary shares, if any, we ultimately elect to sell to Hudson under the Hudson EPA. However, even if we elect to sell Class A ordinary shares to Hudson pursuant to the Hudson EPA, Hudson may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices, subject to certain limitations in the Hudson EPA.

Because the market price of our Class A ordinary shares may fluctuate from time to time, as a result, the actual purchase price to be paid by Hudson for our Class A ordinary shares that we elect to sell to Hudson under the Hudson EPA, if any, also may fluctuate because they will be based on such fluctuating market price of our Class A ordinary shares, it is possible that we would need to issue and sell more than the number of Class A ordinary shares being registered for resale by Hudson under the ELOC Resale F-1in order to receive aggregate gross proceeds of $15.0 million under the Hudson EPA.

Accordingly, if it becomes necessary for us to issue and sell to Hudson under the Hudson EPA more than the 14,845,883 Class A ordinary shares being registered for resale under the ELOC Resale F-1 in order to receive aggregate gross proceeds equal to $15.0 million under the Hudson EPA, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by Hudson of any such additional Class A ordinary shares we wish to sell from time to time under the Hudson EPA, which must be declared effective by the SEC, in each case before we may elect to sell any additional Class A ordinary shares to Hudson under the Hudson EPA. Any issuance and sale by us under the Hudson EPA of a substantial amount of Class A ordinary shares in addition to the 14,845,883 Class A ordinary shares being registered for resale by Hudson under the ELOC Resale F-1 could cause additional substantial dilution to our shareholders.

The sale and issuance of Class A ordinary shares to Hudson will cause dilution to our existing securityholders, and the resale of the Class A ordinary shares by Hudson, or the perception that such resales may occur, could cause the price of our shares to fall.

The purchase price per Class A ordinary shares to be paid by Hudson for the Class A ordinary shares that we may elect to sell to Hudson under the Hudson EPA, if any, will fluctuate based on the market prices of our Class A ordinary shares at the time we elect to sell Class A ordinary shares to Hudson pursuant to the Hudson EPA. Depending on market liquidity at the time, resales of such Class A ordinary shares by Hudson may cause the trading price of our Class A ordinary shares to fall.

If and when we elect to sell Class A ordinary shares to Hudson, sales of newly issued Class A ordinary shares by us to Hudson could result in substantial dilution to the interests of existing holders of our Class A ordinary shares. If all of the 14,985,883 Class A ordinary shares offered for resale by Hudson under this annual report (without regard to the $15.0 million aggregate purchase price limit pursuant to the Hudson EPA) were issued and outstanding as of September 4, 2025, such Class A ordinary shares would represent approximately 92.3% of the total number of our total shares issued and outstanding as of September 4, 2025. Additionally, the sale of a substantial number of Class A ordinary shares to Hudson, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Zhibao Technology Inc. is a Cayman Islands exempted company incorporated on January 11, 2023. Structured as a holding company with no material operations, Zhibao conducts its operations in China through its PRC Subsidiaries, primarily Zhibao China and Sunshine Insurance Brokers.

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

Zhibao HK, as a wholly-owned subsidiary of Zhibao BVI, is a holding company with no business operations, which, in turn, wholly owns all of the equity interest of Zhibao China or WFOE, a wholly foreign-owned enterprise formed on November 24, 2015 in Shanghai under the laws of China, currently with a registered capital of RMB 100,000,000. Zhibao China wholly owns Shanghai Anyi, Sunshine Insurance Brokers and Zhibao Health, primarily providing MGU services.

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

Zhibao Labuan Reinsurance was incorporated in Labuan, Malaysia, on July 29, 2024, and received a license approval on October 24, 2024. Zhibao Labuan Reinsurance is a wholly-owned subsidiary of Zhibao BVI, primarily engaged in brokerage and MGU services. As of the date of this annual report, it has not commenced operation yet.

Shanghai Zhizhongbao was incorporated in Shanghai under the laws of China on March 6, 2025, as an investment holding company, currently with a registered capital of RMB 10 million. Shanghai Zhizhongbao is a wholly-owned subsidiary of Zhibao HK.

Zhibao Yingshi was incorporated under the laws of China on September 24, 2025, as a professional healthcare services company with its principal business in Shanghai, China. Pursuant to a joint venture agreement, dated September 1, 2025, by and among Zhibao China, Xingtao and the shareholder of Xingtao, Zhibao China agreed to acquire 51% of the equity interest in Zhibao Yingshi. As a result, Zhibao Yingshi is a 51% owned subsidiary of Zhibao China.

Zhonglian was incorporated under the laws of China on June 8, 2005, currently with a registered capital of RMB 50 million. Zhonglian was previously 100% controlled by unrelated third parties. On September 30, 2025, pursuant to the Zhonglian Agreement, Zhonglian’s shareholders transferred 51% of the equity interest of Zhonglian to Zhibao China for a consideration of RMB 25.5 million, subject to the terms and conditions of the Zhonglian Agreement. Following such transfer, Zhonglian became a 51% owned subsidiary of Zhibao China.

On December 12, 2023, our shareholders approved, among other things, to adjust our authorized share capital and to adopt a dual-class share structure, through a reclassification of our ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares. The previous authorized share capital of the Company was $50,000 divided into 500,000,000 ordinary shares of par value $0.0001 each. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of our company. Each Class B ordinary share is entitled to twenty (20) votes per share on all matters subject to vote at general meetings of our company. The issued and outstanding ordinary shares then held beneficially by Mr. Botao Ma, our Chairman and Chief Executive Officer were reclassified as Class B ordinary shares. All other ordinary shares then issued and outstanding were reclassified as Class A ordinary shares. On the same date, we amended and restated our then effective memorandum of association and articles of association in their entirety and adopted our amended and restated memorandum and articles of association which reflect, among other things, the changes to our capital structure. As a result of the share reclassification, our authorized share capital consisting of 500,000,000 ordinary shares, par value $0.0001 per share, was thus reclassified into (i) 494,394,436 Class A ordinary shares with a par value of $0.0001 per share; and (ii) 5,605,564 Class B ordinary shares with a par value of $0.0001 per share. Mr. Botao Ma held approximately 94.0% of our outstanding voting power as of January 5, 2026.

On February 4, 2024, our shareholders and our director approved, among other things, to adjust our authorized share capital whereby we reclassified 44,394,436 Class A ordinary shares as 44,394,436 Class B ordinary shares and amended our authorized share capital to reflect (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each and 50,000,000 Class B ordinary shares with a par value of US$0.0001 each, and (ii) the issuance of an aggregate of 20,000,000 ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis. On the same date, we amended and restated our then effective amended and restated memorandum of association and articles of association in their entirety and adopted our amended and restated memorandum and articles of association which reflect, among other things, the changes to our capital structure. As a result of such changes, our authorized share capital consisting of 500,000,000 ordinary shares, par value $0.0001 per share, was thus reclassified into (i) 450,000,000 Class A ordinary shares with a par value of $0.0001 per share; and (ii) 50,000,000 Class B ordinary shares with a par value of $0.0001 per share.

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

L1 Private Placement

On September 23, 2024, the Company entered into a Securities Purchase Agreement with L1 Capital Global Opportunities Master Fund (“L1”), which was subsequently amended by the letter agreement, dated February 14, 2025, by and between the Company and L1 (as amended, the “L1 Securities Purchase Agreement”). The L1 Securities Purchase Agreement provides for, among other things, loans in an aggregate principal amount of up to $8.0 million under three tranches, including the first tranche (the “First Tranche”), the second tranche (the “Second Tranche”) and the third tranche (the “Third Tranche”), subject to the terms and conditions therein. The L1 Securities Purchase Agreement contains certain anti-dilution provisions, pursuant to which, if and whenever, at any time during the 18-month period following the dates of issuances of each of (i) L1 First Tranche Notes (as defined below), (ii) L1 Second Tranche Notes (as defined below), and (iii) the L1 Warrants (as defined below) (collectively, the “L1 Securities”), the Company issues, sells or grants any Class A ordinary shares and/or equivalents of Class A ordinary shares for a consideration per share less than a price equal to the conversion price and/or exercise price of the L1 Securities in effect immediately prior to such issuances, sale or grant or deemed issuance, sale or grant (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance the conversion price and/or exercise price of each of the L1 Securities then in effect shall be reduced to an amount equal to the issuance price of the newly issued securities. In addition, that upon any adjustment to the conversion price and/or exercise price, the number of conversion shares and/or warrant shares that may be purchased upon conversion and/or exercise of the L1 Securities shall be increased, so that after such adjustment the aggregate exercise price payable under the L1 Notes (as defined below) warrant shall be the same as the aggregate conversion and/or exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained therein).

In connection with the L1 Securities Purchase Agreement, on September 23, 2024, the Company entered into a registration rights agreement with L1 (the “L1 Registration Rights Agreement”) pursuant to which the registrable securities held by L1, subject to certain conditions, are entitled to registration under the Securities Act.

L1 Private Placement - First Tranche Financing

On September 23, 2024, the Company received $675,000 (net of original issue discount of 10%) in a first closing of the first tranche, excluding expenses and commissions (the “L1 First Closing of First Tranche”). In consideration for L1’s funding of the L1 First Closing of First Tranche, on September 23, 2024, the Company issued and sold to L1, in private placement, (i) a convertible promissory note in the aggregate principal amount of up to $2,500,000 (the “L1 First Tranche Note”), (ii) warrants to purchase up to 296,472 Class A ordinary shares at an as-adjusted exercise price of $1.18172 per share, subject to certain adjustments (as adjusted from 74,451 Class A ordinary shares when initially issued on September 23, 2024, such warrants, the “L1 First Closing of First Tranche Warrant”), and (iii) a pre-funded warrant to purchase up to 191,522 Class A ordinary shares (based on $750,000 divided by the 10-day volume weighted average price (“VWAP”) for the 10 trading day period immediately prior to the L1 First Closing of First Tranche) at a nominal exercise price of $0.0001 per share, subject to certain adjustments (such warrants, the “L1 Pre-funded Warrants”). L1 Pre-funded warrants may only be exercised upon occurrence of an Event of Default (as defined in the L1 First Tranche Note). In connection with the consummation of the L1 First Closing of First Tranche, the Company paid $47,250 (representing 7% of gross proceeds) to D. Boral Capital LLC (“D. Boral”), the sole placement agent in the transaction, and $6,750 expenses pursuant to an engagement letter.

On September 30, 2024, the Company filed a Registration Statement on Form F-1 (File No. 333-282423) with the Securities and Exchange Commission (the “SEC”) pursuant to the terms of the Securities Purchase Agreement. The registration statement was declared effective by the SEC on November 22, 2024.

On October 1, 2024, pursuant to the terms of the L1 Securities Purchase Agreement, the Company received additional $675,000 (net of original issue discount of 10%) in a second closing of the first tranche, excluding expenses and commissions (the “L1 Second Closing of First Tranche”). In the L1 Second Closing of First Tranche, the Company issued to L1 a warrant to purchase up to 301,094 Class A ordinary shares at an as-adjusted exercise price of $1.18172 per share (as adjusted from 79,599 Class A ordinary shares when initially issued on October 1, 2024, such warrants, the “L1 Second Closing of First Tranche Warrant”), subject to certain adjustments. In connection with the consummation of the L1 Second Closing of First Tranche, the Company paid $47,250 (representing 7% of gross proceeds) to D. Boral, the sole placement agent in the transaction, and $6,750 expenses pursuant to an engagement letter.

On December 11, 2024, the Company and L1 entered into a letter agreement (the “December 2024 Letter Agreement”) and mutually agreed to waive the requirement under the L1 Securities Purchase Agreement that the execution of a duly executed deposit account control agreement (the “DACA”) and DACA account have been executed and established, respectively, before closing of the remaining portion of the first tranche in the amount of $900,000 as provided under Section 2.1(a)(iii) of the L1 Securities Purchase Agreement.

On December 11, 2024, pursuant to the terms of the L1 Securities Purchase Agreement and the December 2024 Letter Agreement, the Company and L1 consummated the third closing of the first tranche (the “L1 Third Closing of First Tranche”), and the Company received additional $900,000 (net of original issue discount of 10%) in the L1 Third Closing of First Tranche, excluding expenses and commissions, and issued to L1 a warrant to purchase up to 440,094 Class A ordinary shares at an as-adjusted exercise price of $1.18172 per share (as adjusted from 160,020 Class A ordinary shares when initially issued on December 11, 2024, such warrants, the “L1 Third Closing of First Tranche Warrant”), subject to certain adjustments. In connection with the consummation of the L1 Third Closing of First Tranche, the Company paid $63,000 (representing 7% of gross proceeds) to D. Boral, the sole placement agent in the transaction, and $9,000 expenses pursuant to an engagement letter.

As of June 30, 2025, the L1 First Tranche Note was fully paid off.

L1 Waiver Agreement

On December 16, 2024, the Company entered into certain waiver agreement with L1 (the “L1 Waiver Agreement”) in connection with certain transaction related to equity line of credit (the “ELOC Transaction”). Pursuant to the L1 Waiver Agreement, in connection with an ELOC Transaction, L1 agreed to waive its rights arising under the L1 Securities Purchase Agreement and the L1 Notes, and the Company agreed to issue a warrant to purchase up to 571,588 Class A ordinary shares to L1 at an as-adjusted exercise price of $1.18172 per share (as adjusted from 240,000 Class A ordinary shares when initially issued to L1 on December 16, 2024, such warrants, the “L1 Waiver Warrant”), subject to certain adjustments.

L1 Private Placement - Second Tranche Financing

On February 14, 2025, the Company and L1 entered into a letter agreement (the “February 2025 Letter Agreement”), pursuant to which the Company and L1 amended the L1 Securities Purchase Agreement to provide for, among other things, (i) up to three closings in the second tranche subject to the terms and conditions therein, and (ii) a convertible promissory note for the Second Tranche (the “L1 Second Tranche Note”, together with the L1 First Tranche Note, the “L1 Notes”) and, if applicable, a convertible promissory note for the Third Tranche (the “L1 Third Tranche Note”) shall have the following new or amended terms: (a) the number of deferrals or accelerations in the third paragraph of Section 1.3 of the L1 Securities Purchase Agreement shall by increased from five to six, (b) the holder of the L1 Second Tranche Note and, if applicable, the L1 Third Tranche Note may accelerate any Monthly Payment (as defined in the L1 Second Tranche Note) on or following any day on which the trading value (determined by multiplying the VWAP by the trading volume on such day) of the Class A ordinary shares is at least $5 million, and any such accelerations will not count against the six total accelerations referred to in (i) above, and (c) the floor price will be subject to reduction (but not increase) on the six-month anniversary of the applicable closing date, and on every succeeding six-month anniversary thereafter, to equal 20% of the average VWAP during the five trading days immediately preceding each such date.

On February 14, 2025, pursuant to the terms of the L1 Securities Purchase Agreement, the Company and L1 consummated the first closing of second tranche (the “L1 First Closing of Second Tranche”), and the Company received $630,000 (net of original issue discount of 10%), excluding expenses and commissions. In consideration for L1’s funding of the L1 First Closing of Second Tranche, on February 14, 2025, the Company issued and sold to L1, in a private placement, (i) the L1 Second Tranche Note, and (ii) a warrant to purchase up to 291,193 Class A ordinary shares at an as-adjusted exercise price of $1.18172 per share (as adjusted from 202,459 Class A ordinary shares when initially issued on February 14, 2025, such warrants, the “L1 First Closing of Second Tranche Warrant”), subject to certain adjustments. In connection with the consummation of the L1 First Closing of Second Tranche, the Company paid $44,100 (representing 7% of gross proceeds) to D. Boral, the sole placement agent in the transaction, and $6,300 expenses pursuant to an engagement letter.

The L1 Second Tranche Note is initially convertible into Class A ordinary shares at conversion price of $1.69964 per share, subject to certain adjustments, provided that the conversion price shall not be reduced below a floor price of $0.282. The L1 Second Tranche Note does not bear any interest and matures on February 13, 2026.

The L1 Second Tranche Note further provides for , among other things, commencing on the earlier of (i) the 60-day anniversary after the date hereof and (ii) the date on which the first resale registration statement for the L1 Second Tranche shall have been declared effective by the SEC, the Company is required to pay to L1 the outstanding principal balance under the L1 Second Tranche Note in monthly installments, on such date and each one (1) month anniversary thereof, in an amount equal to 105% of the total principal amount multiplied by the quotient determined by dividing one by the number of months remaining until the maturity date of the L1 Second Tranche Note, until the outstanding principal amount has been paid in full or, if earlier, upon acceleration, conversion or redemption of the L1 Second Tranche Note in accordance with its terms. All monthly payments are payable the Company, in cash, provided that under certain circumstances, as provided in the L1 Second Tranche Note, the Company may elect to pay in Class A ordinary shares.

If the Company directly or indirectly receives proceeds from and closes any kind of financing including through the issuance of any equity or debt securities, L1 may request a prepayment of the principal amount of the L1 Second Tranche Note and any accrued and unpaid interest thereon (if any) in an amount up to 25% of the gross proceeds received by the Company.

Upon the occurrence of any Event of Default, interest shall accrue on the L1 Notes at a rate equal to 10% per annum or, if less, the highest amount permitted by law. In addition, upon the occurrence of Event of Default, which has not been cured within any applicable cure period, interest is also payable at the “Mandatory Default Amount” (i.e. 120% of the sum of (i) the outstanding principal balance of the L1 Notes on the date on which the first Event of Default has occurred and (ii) any accrued and unpaid interest thereon. Furthermore, if an Event of Default is not cured, L1 also shall have the right to convert the Mandatory Default Amount (as defined in the L1 Second Tranche Note), upon the terms provided in the L1 Notes.

Each of the L1 Second Tranche Note and the warrants issued by the Company to L1 in the First Closing of Second Tranche provides that L1 will not have the right to convert any portion of the L1 Second Tranche Note or exercise any portion of the L1 First Closing of Second Tranche Warrant, as applicable, if, together with its affiliates, and any other party whose holdings would be aggregated with those of the holder for purposes of Section 13(d) or Section 16 of the Securities of 1934, as amended, would beneficially own in excess of 4.99% of the number of Class A ordinary shares outstanding immediately after giving effect to such conversion or exercise, as applicable (the “Beneficial Ownership Limitation”); provided, however, that the Beneficial Ownership Limitation shall be increased to 9.99% on the 61st day upon receipt of a written notice by L1 delivered to the Company, and provided further, in no event shall the Beneficial Ownership Limitation exceed 9.99%.

On July 21, 2025, the Company’s registration statement on Form F-1 (File No. 333-286140) was declared effective by the SEC. Accordingly, on July 22, 2025, pursuant to the terms of the L1 Securities Purchase Agreement, the Company received additional $270,000 (net of original issue discount of 10%) in a second closing of the second tranche, excluding expenses and commissions (the “L1 Second Closing of Second Tranche”). In connection with the consummation of the L1 Second Closing of Second Tranche, the Company paid $18,900 (representing 7% of gross proceeds) to D. Boral, the sole placement agent in the transaction, and $2,700 expenses pursuant to an engagement letter. In the Second Closing of Second Tranche, the Company issued to the Investor a warrant to purchase up to 123,002 Class A ordinary shares at an initial exercise price of $1.18172 per share, subject to certain adjustments (the “L1 Second Closing of Second Tranche Warrant”).

Event of Default

On June 12, 2025, an event of default under the terms of the L1 Second Tranche Note has occurred, as the resale registration statement to register the securities issued to L1 that were not registered had not been declared effective by the SEC with the timeframe provided under the L1 Registration Rights Agreement.

The event of default was cured on July 21, 2025, when the L1 Second Tranche Resale Registration Statement was declared effective by the SEC. As of the date of this annual report, no L1 Pre-Funded Warrants were issued and outstanding.

GEM Share Subscription Facility and Termination

On December 16, 2024, the Company entered into certain share purchase agreement (the “GEM Share Purchase Agreement”) and certain registration rights agreement (the “GEM Registration Rights Agreement”, together with the GEM Share Purchase Agreement, the “GEM Agreements”) with GEM Global Yield LLC SCS (“GEM”) and GEM Yield Bahamas Limited (“GYBL”), in connection with setting up certain share subscription facility. Pursuant to the GEM Share Purchase Agreement, GEM agreed to purchase up to $50,000,000 of the Class A ordinary shares during a three-year period. On December 16, 2024, the Company issued to GYBL a warrant to purchase 467,800 ordinary shares at an exercise price of $3.95 per share (the “GYBL Warrant”, collectively with the GEM Agreements, the “GEM Transaction Documents”).

On March 11, 2025, the Company terminated the GEM Transaction Documents, including the GYBL Warrant. No Class A ordinary shares were issued under the GEM Transaction Documents.

Hudson ELOC

Hudson Equity Purchase Agreement

On June 22, 2025, the Company entered into the Hudson EPA with Hudson in connection with setting up the Hudson ELOC. Pursuant to the Hudson EPA, Hudson has agreed to purchase up to $15,000,000 of the Company’s Class A ordinary shares over a two-year period commencing on June 22, 2025, subject to earlier terminations. Under the Hudson EPA, the Company may, by delivering a written notice to Hudson (each such notice, a “Put Notice”) setting forth the shares (such shares, the “Put Shares”, and the date on which such Put Notice is delivered, the “Put Date”), directing Hudson to purchase the Class A ordinary shares in an amount (i) not lower than $25,000 (calculated using the “Initial Purchase Price”, which is equal to 90% of closing price of the Class A ordinary shares on Nasdaq on the trading day immediately preceding the respective Put Date)) and (ii) up to the lesser of (a) $2,000,000.00, or (b) 200% of the average daily trading value (calculated as the average trading volume of the Class A ordinary shares on Nasdaq during the three (3) trading days immediately preceding the respective Put Date multiplied by the lowest closing price of the Class A ordinary shares during the three (3) trading days immediately preceding the respective Put Date. Hudson is not obligated to purchase any Class A ordinary shares which would result in Hudson beneficially owning, directly or indirectly, at the time of the proposed issuance, more than 4.99% of the Class A ordinary shares issued and outstanding. Hudson will pay a purchase price per share equal to the lesser of (i) the Initial Purchase Price or (ii) the “Market Price,” which is equal to 90% of the average closing price of the Class A ordinary shares on Nasdaq during period commencing on the Put Date and continuing through the date that is three (3) trading days immediately following the date when Hudson receives the Put Shares in its brokerage account (such date, the “Clearing Date”) associated with the applicable Put Notice (the “Valuation Period”).

Additionally, the Company is obligated to issue to Hudson an aggregate amount of Class A ordinary shares equal to (i) 140,000 Class A ordinary shares (the “Initial Commitment Shares”), plus (ii) any “Make-Whole Commitment Shares” (together with the Initial Commitment Shares, the “Commitment Shares”) calculated by dividing 140,000 by the closing price of Class A ordinary shares on the date that is the earlier of (i) December 21, 2025 (being the six (6) calendar months after the date of Hudson EPA) or (ii) the first date that the ELOC Resale F-1 is declared effective by the SEC (the “Measurement Date”), if the closing price of Class A ordinary shares on the Measurement Date is less than the closing price of the Class A ordinary shares on the date of the Hudson EPA. A total of 140,000 Commitment Shares have been issued to Hudson as of the date of this annual report.

The Hudson EPA contains customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties.

Hudson Registration Rights Agreement

On June 22, 2025, the Company also entered into a registration rights agreement with Hudson (the “Hudson RRA”). Pursuant to the Hudson RRA, the Company is required to, as soon as practicable but no later than One Hundred and Eighty (180) calendar days following June 22, 2025, file with the SEC a resale registration statement registering the resale of the Class A ordinary shares that Hudson is entitled to receive pursuant to the Hudson EPA, including any Class A ordinary shares issued or issuable upon any share split, dividend or other distribution, recapitalization or similar event with respect to the foregoing, and to use its commercially reasonable efforts to have such registration statement declared effective within two hundred ten (210) calendar days from June 22, 2025 and as soon as practicable after the filing thereof. Accordingly, on September 9, 2025, the Company filed the ELOC Resale F-1 pursuant to the Hudson RRA.

Hudson represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Regulation D under the U.S. Securities Act), and the Company would rely upon an exemption from registration contained in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder when issuing Class A ordinary shares under the Hudson EPA.

Consulting Agreement

In addition, on April 22, 2025, the Company entered into that certain financing consulting agreement (the “Consulting Agreement”) with a consultant, pursuant to which the Company shall issue 153,846 Class A ordinary shares to the consultant when the Company entered into any financing project brought to the Company by the consultant, including the Hudson ELOC. In addition, the consultant is entitled to 10% of the cash the Company receives in each and all closings of such financings, including the Hudson ELOC.

Zhonglian Acquisition

On July 2, 2025, Zhibao China, entered into the Zhonglian Agreement with the Zhonglian Sellers and Zhonglian, pursuant to which, subject to the terms and conditions set forth in the Zhonglian Agreement, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian, including 23% of the equity interest from Xuegeng Zhao and 28% of the equity interest from Qin’er Ye, for a total purchase price of RMB25.5 million (approximately $3.5 million), subject to adjustment as provided in the Zhonglian Agreement.

The purchase price is based on an evaluation of RMB 50 million for the 100% of the equity interest in Zhonglian mutually agreed by Zhibao China and Sellers and shall be paid in four installments. The first three installments, each in the amount of RMB7.65 million (approximately $1.05 million), shall be payable on July 31, 2025, July 31, 2025 and January 31, 2026, respectively. As of the date of this annual report, the first installment under this agreement has been made. The fourth installment, in the amount of RMB 2.55 million (approximately $0.35 million), is subject to adjustment in the event that the revenue generated by Zhonglian is less than RMB 140 million (approximately $19.18 million) within one year following the full payment of the first instalment of the purchase price (the “Delivery Date”). The adjustment shall be calculated based on the following formula: RMB 25.5 million times the product of RMB 140 million minus 100% of the Zhonglian’s revenue within one year following the Delivery Date, divided by RMB 140 million, and shall be capped at a maximum adjustment amount of RMB 1 million (approximately $0.14 million). The fourth installment is payable within 30 days following the first anniversary of the Delivery Date. Failure to pay the purchase price on time as stipulated in the Zhonglian Agreement will subject Zhibao China to liquidated damages at a rate of 0.05% of the unpaid amount for each overdue day. If payment is not made within 90 days of the due date, the Sellers may elect to demand continued performance, accelerated lump-sum payment, or retain amounts paid and convert such amounts, net of liquidated damages, into equity in Zhonglian based on a RMB 50 million valuation, plus additional compensation if the liquidated damages that are insufficient to cover losses.

Under the Zhonglian Agreement, Zhibao China also has a right of first refusal to acquire an additional 34% equity interests in Zhonglian by the end of 2027 (the “Subsequent Acquisition”), provided that the Sellers and Zhonglian have fulfilled their respective obligations under the Zhonglian Agreement, and Zhibao China has not deliberately obstructed, whether through affirmative acts or passive omissions, the normal operation and management of Zhonglian. Notwithstanding the foregoing, if Zhibao China fails to complete the Subsequent Acquisition despite Zhonglian having fulfilled its obligations under the Zhonglian Agreement , Zhibao China shall be deemed to be in breach of the Zhonglian Agreement and shall be required to pay liquidated damages to the Sellers.

The Zhonglian Agreement may be terminated by mutual agreement of the parties. In addition, the Sellers may unilaterally terminate the Zhonglian Agreement if Zhibao China fails to pay the first installment within the timeline specified in the Zhonglian Agreement.

The Acquisition and related transactions shall be registered with the relevant PRC governmental authorities within a specified period following the Delivery Date, as set forth in the Zhonglian Agreement. On September 30, 2025, Zhonglian became a 51% owned PRC subsidiary of Zhibao China.

Joint Venture – Zhibao Yingshi

Zhibao Yingshi was incorporated under the laws of China on September 24, 2025, as a healthcare services company with its principal business in Shanghai, China. Pursuant to a joint venture agreement, dated September 1, 2025, among Zhibao China, Xingtao, and the shareholder of Xingtao, Zhibao China agreed to acquire 51% of the equity interest in Zhibao Yingshi. As a result, Zhibao Yingshi is a 51% owned subsidiary of Zhibao China.

Our principal executive offices are located at Floor 3, Building 6, Wuxing Road, Lane 727, Pudong New Area, Shanghai, China, 201204, and our telephone number is +86 21-5089-6502. Our website is www.zhibao-tech.com. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, Grand Pavilion, Hibiscus Way, Seven Mile Beach, P.O. Box 31119, Grand Cayman, Cayman Islands, or such other place in the Cayman Islands as the directors may, from time to time decide. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711. We also maintain a website at https://www.zhibao-tech.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this report. SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov).

B.	Business Overview

In the following discussion of our business, unless otherwise provided, “we,” “us,” “our,” or “ourselves” refer to Zhibao’s PRC Subsidiaries or Zhibao China Group.

Overview

Zhibao Technology Inc. is an exempted company incorporated under the laws of the Cayman Islands on January 11, 2023. It operates as a holding company with substantially all of its business through its PRC Subsidiaries, or Zhibao China Group, in particular Zhibao China and Sunshine Insurance Brokers.

We are a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through Zhibao China Group  in China. To-business-to-customer (“2B2C”) digital embedded insurance is our innovative business model, which Zhibao China Group pioneered in China.   Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary Platform as a Service (“PaaS”).

2B2C digital embedded insurance refers to our one-stop customized insurance brokerage model conducted through Zhibao China Group, under which we provide proprietary and customized insurance solutions to be digitally embedded in the existing customer engagement matrix of business entities (our “business channels” or “B channels”) to reach and serve such B channels’ existing pool of end customers (“end customers” or “C”). Each B channel encompasses a specific scenario where its end customers also have potential, untapped insurance needs. For example, a Chinese travel agency (our B channel) has an average of 100,000 Chinese tourists traveling to the U.S. for tourism every year. We believe this presents an untapped scenario-specific opportunity for international travel accident insurance needs for a pool of 100,000 Chinese tourists as end customers. These end customers might otherwise have to search for and purchase insurance separately or might not purchase insurance at all. After Zhibao China Group reaching an agreement with such travel agency to become one of our B channels, they build and embed a travel insurance solution across this travel agency’s matrix of digital channels, including its website, App, Douyin (the Chinese equivalent of TikTok), WeChat Mini Program, and other social media accounts. Consequently, we, through Zhibao China Group, may pinpoint the 100,000-strong customer base and provide insurance brokerage services which are specifically and accurately tailored to the insurance needs of these end customers.

Our service portfolio through Zhibao China Group includes (1) insurance brokerage services, and (2) managing general underwriting (“MGU”) services, a specialized insurance brokerage service whereby the insurance companies authorize us to assist them in underwriting, claims and risk control services. It broadly covers insurance product design and customization, selection of insurance companies, technology system interconnection and delivery, customer AARRR (Acquisition, Activation, Retention, Referral, Revenue)operation, customer service, compliance management, data analysis, all of which are integrated in each of our insurance solutions. Each insurance solution generally applies to one specific scenario in a particular sector, with customized product design and services relevant for that scenario and sector. As of the date of this annual report, we, through Zhibao China Group, have developed more than 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities (i.e., gas and electricity), and e-commerce. Zhibao China Group acquire and analyze customer data, utilize big data and artificial intelligence (“AI”) technology to continually iterate and enhance our digital insurance solutions. This iterative process, in addition to continually improving our digital insurance solutions, will keep us abreast of the new trends and customer preferences in the market.

Zhibao China Group secure and serve our end customers through our B channels. Our B channels cover a wide range of industries and organizations, including but not limited to internet platforms, large and medium-sized enterprises, and government agencies. While B channels have end customers with potential insurance needs relevant and specific to their primary operations, they usually do not have the experience and expertise to effectively provide insurance related services. In order to address this pain-point, we, through Zhibao China Group, provide them with our customized digital insurance solutions specifically tailored to their business. Our 2B2C model thrives because our relationship with B channels is mutually beneficial and sustainable for all participants. Our B channels view us as a valuable partner as we empower them to provide insurance as a value-added service to their end customers, a potential competitive advantage for them. By embedding our digital insurance solutions into our B channels’ online matrix to reach their customer base, we maintain a captive, stable and sustainable source of end customers at low cost. The end customers, as a result, can conveniently and efficiently access quality brokerage services and suitable insurance products tailored to their actual needs. As of the date of this annual report, we, through Zhibao China Group, have cooperated with more than 2,400 B channels, and secured more than 24 million end customers. We will expand the number of B channels as a key growth strategy of our business.

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

Our revenue increased by RMB 41.6 million (US$5.7 million), or 29% from approximately RMB 142.1 million for the fiscal year ended June 30, 2023 to RMB 183.7 million for the fiscal year ended June 30, 2024, and further increased by RMB 93.3 million (US$13.3 million), or 51% to RMB 276.9 million (US$38.7 million) for the fiscal year ended June 30, 2025.

For the fiscal year ended June 30, 2023, we incurred net loss of approximately RMB 43.1 million, respectively. For the fiscal year ended June 30, 2024, we achieved profitability with our net income of approximately RMB 13.3 million. For the fiscal year ended June 30, 2025, we incurred net loss of approximately RMB 62.0 million ($8.7 million). Our business is generally stable throughout the year. However, the volume of business from July to December tends to be higher than that from January to June.

Our Revenue Model

Our revenue consists of (i) brokerage Zhibao China Group receive for their general digital insurance brokerage service fees (“Insurance Brokerage Fees”), and, (ii) MGU service fees (“MGU Service Fees”) Zhibao China Group receive for our MGU services.

Insurance Brokerage Fees refer to the commissions or fees Zhibao China Group receive from insurance companies for the digital insurance brokerage services they offer to our end customers (who pay insurance premium to insurance companies according to the terms of their policies), primarily at the range of 10% – 35% for property & casualty insurance products, 10% – 35% for health insurance products and 50% – 80% for life insurance products, of gross written premium per insurance policy depending on the type of the insurance, the specific insurance products, and their negotiated terms with each insurance company. Insurance Brokerage Fees accounted for approximately 94% and 99%, respectively, of our total revenues for the fiscal years ended June 30, 2024 and 2025.

MGU Service Fees refer to service fees Zhibao China Group receive from insurance companies for the MGU services they provide to such insurance companies, usually at an average of approximately 15% of gross written premium per insurance policy depending on the type of insurance, and their negotiated terms with each insurance company. MGU Service Fees accounted for approximately 6% and 1%, respectively, of our total revenues for the fiscal years ended June 30, 2024 and 2025.

Competitive Strengths

We believe that the following strengths contribute to Zhibao China Group’s growth and differentiate us from our competitors:

●	Innovative Business Model — 2B2C Embedded Insurance

We are a pioneer and market leader through Zhibao China Group in 2B2C embedded insurance business in China. Our 2B2C model is key to enable us to acquire end customers at minimal cost and therefore to achieve higher efficiency compared with our industry peers, who might gain customers by investing a large amount of capital through direct-to-consumer advertisement and other marketing channels. Each of our B channels has already developed a stable relationship with their end customers. By embedding our customized digital insurance solutions into B channels’ online matrix, we can reach end customers more precisely and efficiently. As the first-mover and a market leader in 2B2C embedded insurance brokerage service in China, we have entrenched relationships with B channels and other industry participants through Zhibao China Group. As of the date of this annual report, we have cumulatively cooperated with over 2,400 B channels and will continue to expand the number of B channels as a key growth strategy.

●	Market Leading Digital Insurance Solutions

As of June 30, 2025, we, through Zhibao China Group, have developed over 40 proprietary and innovative digital insurance solutions which are built and operated based on their PaaS. Each of our proprietary digital insurance solutions primarily consists of insurance product(s), a solution-specific technology system, customer AARRR operations plan, and customer service plan. They are specifically tailored to the various scenarios of our B channels and their end customers’ insurance needs. Our digital insurance solutions can largely reduce point-of-sale friction and deliver the digital insurance brokerage services which are relevant and tailored to the separate needs of our B channels and end customers. Through our digital insurance solutions on Zhibao China Group’s PaaS, Zhibao China Group acquire and analyze customer data, and utilize big data and AI technology to continually iterate and enhance our digital solutions. This iterative process, in addition to continually improving our digital solutions, will keep us abreast of the new trends and customer preferences in the market.

●	Advanced Technology Platform

Zhibao China Group launched the first digital insurance brokerage platform in China in 2020. This platform includes (i) 2B2C insurance PaaS, (ii) digital insurance solutions, and (iii) delivery system. Through their platform, they can provide Software as a Service (“SaaS”) to our various B channels and insurance brokerage services to our end customers effectively and efficiently.

(i)	Zhibao China Group’s PaaS is a cloud-based development platform which offers a collection of 2B2C insurance tools for building the systems required for various insurance solutions efficiently. Their PaaS was developed out of their professional knowledge and experience gained from real-world deployment of systems in the past eight years. The tools of their PaaS are analogous to providing “pre-washed” and “pre-cut” raw materials, allowing them to quickly and reliably output “cooked dishes”. Without such a PaaS, building the necessary solution-specific systems would be a complicated and slow process with no guarantee of a positive user experience. Their PaaS is not only for our internal solution-specific systems but can be extended to our independent sales partners. It allows such partners to share our tools and workflows, and incubate new solutions without having to start from scratch each time. Furthermore, the unified design foundation of their PaaS allows them to develop brand new solutions as well as to piggyback additional solutions on top of those already deployed with reusable system components, data consistency and customer convenience.

(ii)	Our various insurance solutions are built and run based on the PaaS. These solutions are delivered to B channels by embedding within the B channels’ platforms, including but not limited to WeChat Official Accounts, websites, and insurance modules within Apps. Our end customers may purchase insurance products and have access to insurance services through our embedded insurance solutions on our B channels’ website, App, H5 page, or QR codes.

(iii)	The delivery system, developed according to the best practices of digital insurance brokerage services, breaks down our various solutions into workflows, work nodes, automatic resource assignments, and deliverable standards. On the delivery system, business opportunities are segregated into different industries which are automatically mapped to our various solutions. It also allows Zhibao China Group to collect and consider the specific needs from each B channel. The delivery system then runs the pre-set workflow, standardizing the processes and providing higher-quality and higher-efficiency deliverables. According to the specific needs of our B channels, the delivery system is capable of making changes to the standard workflow to meet these customizations. Our delivery system helps us greatly improve our delivery efficiency, quality and channel satisfaction.

●	Experienced Management Team with Extensive Expertise in Insurance Industry and Digital Technology

We have an experienced and devoted management team that has helmed the acceleration of our growth and steered our strategic direction. Our management team is passionate about innovation in providing digital insurance solutions to end customers. Our founder and Chief Executive Officer, Mr. Botao Ma has accumulated more than 30 years of management experience in the insurance industry. Our Chief Financial Officer, Mr. Yuanwen Xia, has more than 15 years of experience in PwC and investment sector. Our Chief Marketing Officer, Mr. Xiao Luo has more than 15 years of experience in insurance brokerage business. Our Chief Operating Officer, Mr. Xiaowei Le has more than 20 years of experience in sales management, general management, and leadership roles across multiple insurance companies. Our Chief Actuary, Mr. Guangtong Ren has more than 25 years of experience in corporate finance, strategic planning, and risk management of insurance, investment management and start-ups. Our Chief Technical Officer, Mr. Yugang Wang, has more than 20 years of digital technology and management experience in the insurance industry. Our management team has extensive experience in China’s insurance market; in particular, our team’s expertise in the insurance brokerage industry will help steer the Company to continuously maintain and extend our leading position in the digitalization of the insurance brokerage industry in China. Their influences across the market have already, and will continue to, attract more B channels and deepen relationships with existing B channels and insurance companies, all of which will sustain and accelerate the rapid-paced growth of the Company.

Growth Strategies

We intend to grow our business by pursuing the following key strategies through Zhibao China Group:

●	Accelerate the Expansion of B Channels

We plan to scale up our business by rapidly expanding the number of B channels. We intend to penetrate new markets, increase market share in existing markets and access a broader range of B channels in China. With the continuing development of our 2B2C business, we, through Zhibao China Group, have developed insurance companies as a special type of B channel, providing digital brokerage services and supports for their existing individual policyholders. We plan to cooperate with more insurance companies as a key focus for expansion.

●	Expand Our Sales Force

We plan to increase the number of sales teams both in the head office and branch offices. We also plan to develop more independent sales partners who are not directly employed by us or Zhibao China Group but provide leads for new B channels, for example smaller-scale niche players in the 2B2C business sector. We have an established workflow to efficiently establish relations with sales partners powered by Zhibao China Group’s delivery system, which provides contracting, training, online customer AARRR operations, and an online portal for requesting sales support. The growth of our nationwide network of sales partners is integral to our rapid expansion and growth of the market.

●	Drive Additional Conversions for Existing End Customers — Our 2C Business

Through our B channels, we are accumulating an ever-larger pool of potential end customers. Although the initial customer interaction is related to the specific scenario and sector of the B channel, end customer may have additional needs that have not yet been addressed. For example, a medical insurance end customer might have additional demand for travel, household, or life insurance. We intend to strengthen our to-customer, or 2C business through Zhibao China Group by targeting our existing customer base to meet the additional needs of each end customer. Our 2C business is an increasingly important part of our business growth in the coming years.

●	Upgrade and Enrich Our Digital Insurance Solutions

Currently we have over 40 proprietary digital insurance solutions on Zhibao China Group’s platform, which covers various scenarios in a variety of industries. We will keep refining and upgrading our insurance solutions to keep abreast of new trends and customer preferences. In addition to optimizing our existing insurance solutions, we are developing new insurance solutions to meet emerging demands. We intend to develop solutions across every sector of the economy, thus ultimately covering every aspect of the end customers’ daily life to deliver all-around insurance coverage.

●	Upgrade and Enhance Our PaaS

Zhibao China Group are the first to establish a PaaS in the digital insurance brokerage market in China. We intend to invest in the research and development (“R&D”) of new technologies to upgrade and enhance the PaaS to maintain our leadership position in China. In particular, we plan to enrich the technology infrastructure tools and functionalities of the business components of the PaaS, and introduce new AI and business intelligence (BI) functionalities, continually strengthening our data security and governance.

●	Expand the Scale of the MGU business.

Zhibao China Group pioneered the MGU business model in China. Under this model, in addition to providing general digital insurance brokerage services to our end customers, Zhibao China Group also assist insurance companies in product design, underwriting, reinsurance, claims and risk control services. We intend to increase the number of MGU partners (insurance companies) from 10 to 15 and the proportion of MGU online business to 50% of total MGU business by June 2026,, and expand the insurance products from the current high-end medical insurance and long-term disability lines to mid-end medical and personal accident lines in the future.

●	Support our brokerage and MGU services through our subsidiary reinsurance company in Labuan, Malaysia

In July 2024, we incorporated Zhibao Labuan Reinsurance, our wholly-owned subsidiary reinsurance company in Labuan, Malaysia. In October 2024, we received a license approval, and in April 2025, we received the final approval. Through this subsidiary, we intend to support our brokerage and MGU services.

●	Seek new strategic partnerships and cooperation

There is a fragmented constellation of smaller-scale firms engaged in online insurance agency or brokerage business in China. They are commonly lacking in industry recognition, technological capacity, team expertise, capital, and market resources, therefore they face significant headwinds in scaling up their business and attaining profitability. However, some of them have built strong ties with B channels in niche industries, providing us with potential targets for strategic partnerships and cooperation. We plan to approach these potential opportunities for cooperation and/or potential M&A targets in the future, especially those who can bring new B channel resources.

●	Expand the business globally

Zhibao China Group pioneered the 2B2C digital embedded insurance model in China. Utilizing this foundation, we plan to expand our business footprint outside of China. We intend to cooperate with partners in other countries who have similar business models and/or connections with B channels in local market. By joining their local connections and foundations with our digital insurance brokerage platform, PaaS and digital insurance solutions, we aim to expand our business to different countries and regions. As of the date of this annual report, we have signed a Memorandum of Understanding (MOU) with a brokerage partner in Singapore, and we are taking steps to assess opportunities of offering our products in the U.S. and European markets.

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

For the fiscal years ended June 30, 2024 and 2025, the revenue generated from the digital insurance brokerage services was approximately RMB 174.1 million and RMB 273.8 (US$38.2 million), respectively, accounting for approximately 94% and 99%, respectively, of our total revenues.

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

Our platform is the first digital insurance brokerage platform in China, which provides a wide range of insurance solutions to our end customers. As of June 30, 2025, we have more than 40 innovative insurance solutions on our platform covering the corresponding insurance scenarios in different industries, including but not limited to travel, outdoor activities, sports, travel, logistics, utilities (e.g., municipal gas), and e-commerce. Each insurance solution generally targets one scenario within the primary industry of our B channels and based on the actual needs of their end customers, powered and supported by a series of proprietary systems we build and run on our platform. Each end customer accesses our insurance solutions via a system embedded in our B channel’s digital channels, or via our own WeChat Mini Program. Once they log into our system and prior to clicking the “Purchase” button, our end user must agree to our Brokerage Agreement, authorizing us to represent him (or her) in securing such insurance transaction. Afterwards, the insurance premium is collected either by the insurance company directly or via us (for later settlement with the insurer) and the policy is electronically and automatically issued by the insurance company.

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

For the fiscal years ended June 30, 2024 and 2025, the revenues generated from the MGU services were approximately RMB 10.2 million and RMB 3.5 million (US$0.5 million), respectively, accounting for approximately 6%, and 1% respectively, of our total revenues .

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

Our B channels include internet platforms, government agencies, and large and medium-size enterprises, covering most provinces and major cities of China, including but not limited to Shanghai, Beijing, Guangzhou, and Shenzhen. We expect to expand our B channel base by enhancing our cooperation with insurance companies, other insurance brokerage companies and technology companies who have connections to potential target B channels. Although our B channels do not directly generate any revenues for us, they are essential to our business as they provide us unique opportunities to reach and serve the end customers. As of the date of this annual report, we have a total of more than 2,400 B channels.

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

As of June 30, 2025, we have a total of more than 24 million end customer. While we do not collect any revenue directly from our end customers (i.e., membership fees), we do receive revenue in the form of Insurance Brokerage and MGU Fees from the insurance companies as a result of these end customers purchasing (an) insurance policy(s).

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

Our revenues are generated from Insurance Brokerage and MGU Services Fees, most of which are sourced from insurance companies, generally payable to us after the end customer has purchased and paid for their policy. For the fiscal years ended June 30, 2024, one key insurance company (“Key Insurer C”) contributed approximately RMB 24.1 million to our revenues, accounting for approximately 13% of our total revenues. For the fiscal years ended June 30, 2025, two key insurance companies contributed an aggregation of approximately RMB 101 million to our revenues, accounting for approximately 36% of our total revenues. Zhibao China and Sunshine Insurance Brokers have over two years of partnership with Key Insurer A and had a eight month of partnership with Key Insurer C, and we expect that Zhibao China and Sunshine Insurance Brokers will continue to have a stable and healthy partnership with those companies. We will continue to work with our existing insurance company partners, and identify and secure new insurance company partners, to expand our supply base.

Marketing and Sales

We market and sell our services through (i) Independent Sales Partners, (ii) B channels, and (iii) our own sales team.

Independent Sales Partners are those partners who source B channels on our behalf and receive certain fees from us, usually in the range of 15% to 50% of Insurance Brokerage Fees. We generally have a long-term agreement of one year or longer with each of independent sales partners, with customary contract terms. As of June 30, 2025, we have a total of approximately 40 independent sales partners, and approximately 20% of B channels were secured through them.

B Channels refer to our business channels who allow our digital brokerage solutions to be embedded in their various platforms to reach their end customer base. As of the date of this annual report, we have established business cooperation with more than 2,400 business channels, through which we have acquired more than 24 million end customers.

We will continue to work with existing independent sales partners and business channels, and identify and secure new independent sales partners and business channels, to expand our marketing base and strength our brand recognition in China.

Our Own Sales Team refers to our own sales employees who develop B channels. As of June 30, 2025, we have a direct sales team of 65 people, all of whom are our full-time employees. The compensation package for our sales team includes fixed base salaries and commissions ranging from 0 – 10% of our revenue. Our own sales team are located in both our head office and branches. We provide our sales team with regular training and delivery systems to assist them in quickly becoming proficient and productive sales personnel.

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

As of June 30, 2025, we have an operations team of 44 people carrying out customer AARRR operation activities.

Research and Development (“R&D”)

Our R&D primarily focuses on the research and development of our digital insurance brokerage platform, including technology innovations, development, system function and feature upgrades. Our R&D efforts also involve research and development on our insurance solutions’ innovations, replacement, upgrades, upgrades and improvement.

As of June 30, 2025, we had a team of 18 employees engaged in the R&D activities, all of which had obtained at least a Bachelor degree, with average R&D work experience of approximately 9 years. For the fiscal years ended June 30, 2023 and 2024 and 2025, our R&D expenses were approximately RMB 9.7 million, RMB 15.1 million and RMB 10.9 million (US$1.5 million), respectively. R&D expenses mainly consist of salaries, and mandatory social insurance and housing funds contributions for our R&D personnel and outsourcing costs. We invest in R&D to continually develop and enhance the functionality of our platform and related systems, therefore keeping us abreast of new trends and customer preferences.

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

As of June 30, 2025, the PRC Subsidiaries have 20 registered trademarks, 37 registered copyrights, including 32 registered computer software copyrights and 5 artwork copyrights, and 9 domain names in China.

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

Regulatory Permissions

As of the date of this annual report, Zhibao and its subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals required to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include but are not limited to business license and insurance broker license. The following table provides details on the licenses and permissions held by Zhibao’s PRC Subsidiaries:

Company	License/Permission	Issuing Authority	Validity
Zhibao China	Business License	Shanghai Administration for Market Regulation	No Fixed Term
Shanghai Anyi	Business License	Pilot Free Zone Administration for Market Regulation	No Fixed Term
Sunshine Insurance Brokers	Business License	Shanghai Pudong New Area Administration for Market Regulation	November 16, 2041
	Record-filing Certificate of Classification Protection of Information System Security – S3A3	Shanghai Municipal Public Security Bureau	Long Term
	Insurance brokerage license	National Financial Regulatory Administration Shanghai Bureau	September 1, 2026
Zhibao Health	Business License	Pilot Free Zone Administration for Market Regulation	November 15, 2052
Zhizhongbao	Business License	Pilot Free Zone Administration for Market Regulation	No Fixed Term
Yingshi	Business License	Pilot Free Zone Administration for Market Regulation	No Fixed Term
Zhonglian	Business License	Ningbo Beilun Area Administration for Market Regulation	June 7, 2104
	Insurance brokerage license	National Financial Regulatory Administration Ningbo Bureau	September 30, 2027

REGULATIONS IN PRC

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange (SAFE), the Ministry of Commerce (MOFCOM), the National Development and Reform Commission (NDRC), the State Administration for Magret Regulation (SAMR), formerly known as SAIC, the Ministry of Civil Affairs,(MCA), and their respective authorized local counterparts.

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

On April 2, 2019, the CBIRC promulgated the Circular of the General Office of the CBIRC on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly includes three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to strengthen internal control and management to prevent prohibited business; and (iii) to offer insurance business of the third-party online platforms in cooperation with insurance institutions. Pursuant to the Rectification Plan, all insurance institutions (including insurance companies and insurance intermediaries) shall conduct internet insurance business, regulate the business cooperation with third-party online platforms, prohibit third-party platforms from illegally engaging in insurance intermediary business in accordance with the Interim Regulatory Measures for Internet Insurance Business and relevant regulations, and focus their rectification on the following: (i) whether the activities of any cooperative third-party online platform of the insurance institution and its employees are limited to providing sales support services such as insurance product display and description and web links, and whether it illegally engages in insurance sales, underwriting, settlement of claims, and surrender or other insurance business links; (ii) whether there is a cooperation between the insurance institution and any third-party online platform engaging in internet finance involving wealth management, peer-to-peer lending and finance lease, etc.; (iii) whether the insurance institution performs the primary responsibility for supervising and managing its cooperative third-party platforms as required; (iv) whether all cooperative third-party online platforms of the insurance institution conform to relevant provisions of the Interim Regulatory Measures for Internet Insurance Business; (v) whether the insurance institution owns the interfaces where customers purchase insurance policies on its cooperative third-party online platforms and bears the compliance responsibility, and whether any of its third-party platforms engages in the collection of insurance premiums on its behalf and transfer of payments; (vi) whether each cooperative third-party online platform of the insurance institution discloses the information of all its cooperative insurance institutions at an eye-catching position, and that of such third-party online platform disclosed on the information disclosure platform of the Insurance Association of China at an eye-catching position, and indicates that the insurance business is provided by insurance institutions; and (vii) whether any cooperative third-party online platform of the insurance institution restricts such insurance institutions from accessing relevant information of customers in a truthful, complete and timely manner.

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

Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. As advised by our PRC legal counsel, Jinghe Law Firm, the New Overseas Listing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that has already completed overseas listing will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future.

Based on our understanding of the rules, we are required to submit the filing report to the CSRC within three business days upon the first closing of the transactions contemplated under the L1 Securities Purchase Agreements and report share issuance status to the CSRC upon completion of all subsequent closings. On September 26, 2024, we made the initial CSRC Filing with the CSRC and will report share issuance status to the CSRC upon completion of all subsequent closings in compliance with New Overseas Listing Rules. It is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the New Overseas Listing Rules in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions.

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

For information of our subsidiaries, please see “Item 4, Information on the Company – A. History and Development of the Company” beginning on page 47 of this annual report.

The chart below shows our corporate structure as of the date of this annual report:

D.	Property, Plants and Equipment

Properties

Our headquarters and administrative offices are currently located in Shanghai, China.

The following table sets forth certain information relating to the primary leased offices of Zhibao’s PRC Subsidiaries in China as of the date of this annual report.

Property User	Location	Size (Square Meters)	Term	Primary Use
Sunshine Insurance Brokers	Rooms 301-307, Floor 3, Building 6, Lane 727, Wuxing Road, Pudong New District, Shanghai	1,143.32	November 1, 2024 to October 31, 2027	Office

In addition to the above-mentioned primary leases, one of Zhibao’s PRC Subsidiaries, Sunshine Insurance Brokers also leases offices for its branches located in Beijing, Guangzhou, Harbin, Nanjing, Hangzhou, Jinan, Linyi, Shenzhen and Kunming for office uses. As of the date of this annual report, we have a total of 15 lease agreements for our leased properties in China for our business operations.

We believe the above offices and facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and consolidated financial statements and the related notes included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report. All amounts included herein with respect to the fiscal years ended June 30, 2023, 2024 and 2025 are derived from our audited consolidated financial statements included elsewhere in this Report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

Zhibao Technology Inc. is an exempted company incorporated under the laws of the Cayman Islands on January 11, 2023. It operates as a holding company with substantially all of its business through its PRC Subsidiaries, or Zhibao China Group, in particular Zhibao China and Sunshine Insurance Brokers.

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

Our service portfolio through Zhibao China Group includes (1) insurance brokerage services, and (2) MGU services, a specialized insurance brokerage service whereby the insurance companies authorize us to assist them in underwriting, claims and risk control services. It broadly covers insurance product design and customization, selection of insurance companies, technology system interconnection and delivery, customer AARRR operation, customer service, compliance management, and data analysis, all of which are integrated in each of our insurance solutions. Each insurance solution generally applies to one specific scenario in a particular sector, with customized product design and services relevant for that scenario and sector. As of the date of this annual report, we, through Zhibao China Group, have developed more than 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities (i.e., gas and electricity), and e-commerce. Zhibao China Group acquire and analyze customer data, utilize big data and AI technology to continually iterate and enhance our digital insurance solutions. This iterative process, in addition to continually improving our digital insurance solutions, will keep us abreast of the new trends and customer preferences in the market.

Zhibao China Group secure and serve our end customers through our B channels. Our B channels cover a wide range of industries and organizations, including but not limited to internet platforms, large and medium-sized enterprises, and government agencies. While B channels have end customers with potential insurance needs relevant and specific to their primary operations, they usually do not have the experience and expertise to effectively provide insurance related services. In order to address this pain-point, we, through Zhibao China Group, provide them with our customized digital insurance solutions specifically tailored to their business. Our 2B2C model thrives because our relationship with B channels is mutually beneficial and sustainable for all participants. Our B channels view us as a valuable partner as we empower them to provide insurance as a value-added service to their end customers, a potential competitive advantage for them. By embedding our digital insurance solutions into our B channels’ online matrix to reach their customer base, we maintain a captive, stable and sustainable source of end customers at low cost. The end customers, as a result, can conveniently and efficiently access quality brokerage services and suitable insurance products tailored to their actual needs. As of the date of this annual report, we, through Zhibao China Group, have cooperated with more than 2,400 B channels, and secured more than 24 million end customers through them. We will expand the number of B channels as a key growth strategy of our business.

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

Our revenue increased by RMB 41.6 million (US$5.7 million), or 29% from approximately RMB 142.1 million for the fiscal year ended June 30, 2023 to RMB 183.7 million for the fiscal year ended June 30, 2024, and further increased by RMB 93.3 million (US$13.3 million), or 51% to RMB 276.9 million (US$38.7 million) for the fiscal year ended June 30, 2025.

For the fiscal year ended June 30, 2023, we incurred net loss of approximately RMB 43.1 million, respectively. For the fiscal year ended June 30, 2024, we achieved profitability with our net income of approximately RMB 13.3 million. For the fiscal year ended June 30, 2025, we incurred net loss of approximately RMB 62.0 million ($8.7 million). Our business is generally stable throughout the year. However, the volume of business from July to December tends to be higher than that from January to June.

Financing through issuance of convertible notes

On September 23, 2024, the Company entered into a L1 Securities Purchase Agreement with L1. The L1 Securities Purchase Agreement provides for loans in an aggregate principal amount of up to $8.0 million under up to three tranches. As of June 30, 2025, the Company received net proceeds of approximately RMB 17.5 million (US$2.4 million), and the Company also settled the principal and interest of convertible notes of approximately RMB 19.4 million (US$2.7 million) through issuance of Class A ordinary shares, and approximately RMB 5.3 million (US$0.7 million) in cash, on an aggregate base in connection with the financings with L1. On July 22, 2025, the Company received additional $270,000 from L1 (net of original issue discount of 10%) in the Second Closing of the Second Tranche. As of June 30, 2025, the carrying amounts of the Company’s convertible notes are RMB 3,510,163 ($490,000), net of unamortized debt discount of RMB 1,800,820 ($251,385).

See “Item 4. Information about the Company – History and Development of the Company – L1 Private Placement.”

Acquisition of a subsidiary

On July 2, 2025, Zhibao China, entered into the Zhonglian Agreement with the Zhonglian Sellers and Zhonglian, pursuant to which, subject to the terms and conditions set forth in the Zhonglian Agreement, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian, including 23% of the equity interest from Xuegeng Zhao and 28% of the equity interest from Qin’er Ye, for a total purchase price of RMB25.5 million (approximately $3.5 million), subject to adjustment as provided in the Zhonglian Agreement.

See “Item 4. Information about the Company – History and Development of the Company – Zhonglian Acquisition.”

Entry into Hudson Equity Purchase Agreement

On June 22, 2025, the Company entered into the Hudson EPA with Hudson in connection with setting up the Hudson ELOC. Pursuant to the Hudson EPA, Hudson has agreed to purchase up to $15,000,000 of the Company’s Class A ordinary shares over a two-year period commencing on June 22, 2025, subject to earlier terminations.

See “Item 4. Information about the Company – History and Development of the Company – Hudson ELOC.”

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

Key Components of Results of Operations

Revenues

Our revenues consist of (i) Insurance Brokerage Fees Zhibao China Group receive from their digital insurance brokerage services, and (ii) MGU Service Fees Zhibao China Group receive from insurance companies for MGU services. For the fiscal years ended June 30, 2023, 2024 and 2025, our revenues were approximately RMB 142.1 million, RMB 183.7 million and RMB 276.9 million (US$38.7 million), respectively. The following table sets forth a breakdown of our revenue by service type for the fiscal years indicated.

	For the Fiscal Years Ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Insurance Brokerage Fees	119,765,046	84	174,056,644	94	273,799,682	38,220,961	99
MGU Service Fees	22,814,079	16	10,198,113	6	3,463,519	483,489	1
Less: business taxes and surcharges	(476,291)	—	(585,431)	—	(327,171)	(45,671)	—
	142,102,834	100	183,669,326	100	276,936,030	38,658,779	100

For the fiscal years ended June 30, 2023, 2024 and 2025, all insurance applications submitted by end customers were fully approved by insurance companies without any denial. The following table sets forth a breakdown of the number of insurance policies submitted by end customers and related revenues, disaggregating by product types.

	For the Fiscal Years Ended June 30,
	2023		2024		2025
	RMB	Number of insurance policies	RMB	Number of insurance policies	RMB	US$	Number of insurance policies
Insurance Brokerage Fees
Property & casualty insurance products	47,456,050	141,567	88,894,882	658,553	162,093,101	22,627,324	1,340,541
Life insurance products	3,469,862	945	146,357	39	187,843	26,222	50
Health insurance product	58,115,503	350,962	81,809,456	658,005	108,062,068	15,084,883	1,227,027
Others	10,723,631	—	3,205,949	—	3,456,670	482,532	—
Total	119,765,046	493,483	174,056,644	1,316,597	273,799,682	38,220,961	2,567,618
MGU Service Fees
Health insurance product	22,814,079	1,072	10,198,113	834	3,463,519	483,489	481
Total	22,814,079	1,072	10,198,113	834	3,463,519	483,489	481

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

For the fiscal years ended June 30, 2023, 2024 and 2025, the revenues generated from the general digital insurance brokerage services were approximately RMB 119.8 million, RMB 174.1 and RMB 273.8 million (US$ 38.2 million), respectively, accounting for approximately 84%, 94% and 99%, respectively, of our total revenues. The increase in the insurance brokerage fees as a percentage of total revenues for such periods was mainly due to the increase in volume of transactions on our platform, primarily contributed by larger customer base and more selection of production.

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

For the fiscal years ended June 30, 2023, 2024 and 2025, the revenues generated from the MGU services were approximately RMB 22.8, RMB 10.2 million and RMB 3.5 million (US$0.5 million), respectively, accounting for approximately 16%, 6% and 1%, respectively, of our total revenues. The decrease in the MGU Service Fees as a percentage of total revenues for such periods was mainly due to abrupt closure of business by a reinsurance partner in the high-end medical sector. The PRC Subsidiaries’ MGU services focus on health insurance products for high-value individuals, which was a relatively small market and therefore the growth in MGU service was slower than that of insurance brokerage services.

Cost of revenues

Our cost of revenue primarily consists of intermediary fees paid to our B channels for allowing our insurance solutions to be embedded in the platforms of our B channels and other services to facilitate the insurance brokerage and MGU services and promotion cost incurred to increase our exposure to potential insured customers.     These costs are charged to the consolidated statements of operations and comprehensive (loss) income as incurred.

	For the Fiscal Years Ended June 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Insurance Brokerage Fees	71,399,238	84	102,132,184	94	159,732,950	22,297,859	98
MGU Service Fees	12,085,965	16	6,776,363	6	3,633,875	507,270	2
	83,485,203	100	108,908,547	100	163,366,825	22,805,129	100

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

Research and development expenses

Research and development expenses primarily consist of (i) staff costs, consisting of salaries, social insurance, and housing funds for our personnel in our research and development departments; (ii) our sourcing labor cost which were incurred to improve our digital insurance brokerage platform primarily embedded in the platforms of our B channels; (iii) service fees and (iv) other miscellaneous expenses.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). An instrument of transfer in respect of shares is stampable if executed or brought into the Cayman Islands There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands (“BVI”)

Zhibao BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Zhibao HK was not subject to Hong Kong profit tax for FY2025 as it did not have assessable profit in FY2025. There are no withholding taxes in Hong Kong on remittance of dividends.

Malaysia

Zhibao Labuan is incorporated in Malaysia and is subject to Malaysia Corporate Income Tax imposed on income accruing in or derived from Malaysia. Zhibao Labuan is subject to the standard corporate tax rate of 24% if in a taxable position. However, resident companies that qualify as small and medium-sized enterprises may benefit from a reduced tax rate of 15% on the first RM 150,000 of chargeable income and 17% on the next RM 450,000.

China

Zhibao China, Sunshine Insurance Brokers, Shanghai Anyi, Zhibao Health and Zhizhongbao were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

A. Operating Results

For Fiscal Years ended June 30, 2024 and 2025

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

	For the Fiscal Year Ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
Revenues	183,669,326	100	276,936,030	38,658,779	100
Cost of revenues	(108,908,547)	(59)	(163,366,825)	(22,805,129)	(59)
	74,760,779	41	113,569,205	15,853,650	41

Operating expenses
Selling and marketing expenses	(31,606,719)	(17)	(112,234,880)	(15,667,385)	(41)
General and administrative expenses	(17,954,289)	(10)	(44,016,390)	(6,144,451)	(16)
Research and development expenses	(15,092,620)	(8)	(10,855,939)	(1,515,431)	(4)
Total operating expenses	(64,653,628)	(35)	(167,107,209)	(23,327,267)	(61)
Income (loss) from operations	10,107,151	6	(53,538,004)	(7,473,617)	(20)

Interest expense, net	(848,575)	(0)	(3,304,880)	(461,343)	(1)
Other income, net	507,609	0	(1,532,989)	(213,997)	(1)
Gain on extinguishment of liability	8,996,341	5	-	-	-
Loss on extinguishment of convertible notes	-	-	(7,174,958)	(1,001,586)	(3)
Changes in fair value of derivative liabilities	-	-	(1,031,558)	(144,000)	0
Changes in fair value of warrant liabilities	-	-	1,952,081	272,500	1
Income (Loss) Before Income Taxes	18,762,526	11	(64,630,308)	(9,022,043)	(24)

Income tax (expenses) benefits	(5,510,773)	(3)	2,610,709	364,441	1
Net Income (Loss)	13,251,753	8	(62,019,599)	(8,657,602)	(23)

Revenues

Our revenues increased by approximately RMB 93.3 million (US$13.0 million), or 51% to approximately RMB 276.9 million (US$38.7 million) for the fiscal year ended June 30, 2025 from approximately RMB 183.7 million for the fiscal year ended June 30, 2024. The increase was primarily driven by an increase of approximately RMB 99.7 million from the digital insurance brokerage, partially offset against a decrease of approximately RMB 6.7 million from our MGU service fees, as more fully discussed below.

●	Insurance Brokerage Fees. Our revenues from digital insurance brokerage services increased by approximately RMB 99.7 million, or 57%, to approximately RMB 273.8 million (US$38.2 million) for the fiscal year ended June 30, 2025 from approximately RMB 174.1 million for the fiscal year ended June 30, 2024. The increase was mainly attributable to combined effects of (i) an increase of gross written premiums (“GWP”) from approximately RMB 1.19 billion for the fiscal year ended June 30, 2024 to approximately RMB 1.57 billion (US$0.22 billion) for the fiscal year ended June 30, 2025, where the increase in GWP was primarily due to an increase of the number of insurance policies for property & casualty insurance products; and (ii) an increase in commission rate from weighted average rate of approximately 15.7% for the fiscal year ended June 30, 2024 to approximately 17.8% for the fiscal year ended June 30, 2025.

●	MGU Service Fees. MGU Service Fees decreased by approximately RMB 6.7 million, or 66% to approximately RMB 3.5 million (US$0.5 million) for the fiscal year ended June 30, 2025 from approximately RMB 10.2 million for the fiscal year ended June 30, 2024. The decrease was mainly attributable to decrease in GWP for the MGU services which was due to abrupt closure of business by a reinsurance partner in the high-end medical sector. The GWP for the MGU services was approximately RMB 82 million and RMB 36 million (US$5.0 million) for the fiscal year ended June 30, 2024 and 2025, respectively.

Cost of revenues

Our cost of revenue increased by approximately 50% from RMB 108.9 million for the fiscal year ended June 30, 2024 to approximately RMB 163.4 million (US$22.8 million) for the fiscal year ended June 30, 2025. The increase of cost of revenues was in line with the increase of revenues.

Gross margin

As a result of foregoing, our gross margin was 40.7% and 41.0%, respectively, for the fiscal year ended June 30, 2024 and 2025, respectively.

Selling expenses

Our selling expenses increased by approximately RMB 80.6 million, or 255% from approximately RMB 31.6 million for the fiscal year ended June 30, 2024 to approximately RMB 112.2 million (US$15.7 million) for the fiscal year ended June 30, 2025. The increase was mainly due to an increase of approximately RMB 82.0 million in marketing service fees to gain an increase of GWP    which was expected to decrease in next years, partially offset by a decrease of approximately RMB 0.8 million in salary and welfare expenses due to resignation of certain salespersons and a decrease of approximately $0.9 million in entertainment expenses.

General and administrative expenses

Our general and administrative expenses increased by approximately RMB 26.1 million, or 145% from approximately RMB 18.0 million for the fiscal year ended June 30, 2024 to approximately RMB 44.0 million (US$6.1 million) for the fiscal year ended June 30, 2025. The increase was mainly due to an increase of approximately RMB 12.3 million in provision of credit losses against accounts receivable due to increased aging of accounts receivable, an increase of approximately RMB 9.1 million in provision of allowance against prepayments to a related party, and an increase of approximately RMB 5.3 million in professional service expenses for filing of legal proceedings and services to the listed company.

Research and development expenses

Our research and development expenses decreased by approximately RMB 4.2 million, or 28% from approximately RMB 15.1 million for the fiscal year ended June 30, 2024 to approximately RMB 10.9 million (US$1.5 million) for the fiscal year ended June 30, 2025. The decrease was mainly due to a decrease of approximately RMB 3.9 million in service expenses and a decrease of approximately RMB 0.3 million in outsourcing expenses for the development of our online platform, which was completed in the year of 2024.

Loss on extinguishment of convertible notes

For the year ended June 30, 2025, the Company settled the principal and interest of convertible notes of approximately RMB 19.4 million (US$2.7 million) through issuance of Class A ordinary shares. The difference between the fair value of Class A ordinary shares on settlement dates and the principal and interest of convertible notes was recognized as loss on extinguishment of convertible notes.

Changes in fair value of derivative liabilities

In connection with L1 Securities Purchase Agreement, we recognized conversion features as derivative liabilities which was measured at fair value. For the year ended June 30, 2025, we remeasured fair value of derivative liabilities and charged remeasurement loss of approximately RMB 1.0 million (US$0.1 million) in the account of changes in fair value of derivative liabilities.

Changes in fair value of warrant liabilities

In connection with L1 Securities Purchase Agreement, we recognized warrants as liabilities measured at fair value. For the year ended June 30, 2025, we remeasured fair value of warrant liabilities and charged remeasurement gain of approximately RMB 2.0 million (US$0.3 million) in the account of changes in fair value of warrant liabilities.

Income tax expenses

For the fiscal year ended June 30, 2024, we recorded income tax expense of RMB 5.5 million which was primarily caused by deferred income tax expenses of approximately $5.5 million as a result of decrease of approximately $2.6 million in deferred tax liabilities and a decrease of approximately $1.6 million in deferred tax assets.

For the fiscal year ended June 30, 2025, we recorded income tax benefits of RMB 2.6 million which was primarily caused by deferred income tax expenses of approximately $2.6 million as a result of decreased deferred tax liabilities of approximately $2.6 million.

Net income (loss)

As a result of the foregoing, we had a net income of approximately RMB 13.3 million and a net loss of approximately RMB 62.0 million for the fiscal year ended June 30, 2024 and 2025, respectively.

For Fiscal Years ended June 30, 2023 and 2024

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

Revenues

Our revenues increased by approximately RMB 41.6 million (US$5.7 million), or 29% to approximately RMB 183.7 million (US$25.3 million) for the fiscal year ended June 30, 2024 from approximately RMB 142.1 million for the fiscal year ended June 30, 2023. The increase was primarily driven by an increase of approximately RMB 54.3 million from the digital insurance brokerage services, partially offset against a decrease of approximately RMB 12.6 million from our MGU service fees, as more fully discussed below.

●	Insurance Brokerage Fees. Our revenues from digital insurance brokerage increased by approximately RMB 54.3 million, or 45%, to approximately RMB 174.1 million (US$24.0 million) for the fiscal year ended June 30, 2024 from approximately RMB 119.8 million for the fiscal year ended June 30, 2023. The increase was mainly attributable to combined effects of (i) an increase of gross written premiums (“GWP”) from approximately RMB 1.01 billion for the fiscal year ended June 30, 2023 to approximately RMB 1.19 billion (US$0.2 billion) for the fiscal year ended June 30, 2024, where the increase in GWP was primarily due to an increase of the number of insurance policies for property & casualty insurance products; and (ii) an increase in commission rate from weighted average rate of approximately 13.9% for the fiscal year ended June 30, 2023 to approximately 15.7 % for the fiscal year ended June 30, 2024.

●	MGU Service Fees. MGU Service Fees decreased by approximately RMB 12.6 million, or 55% to approximately RMB 10.2 million (US$1.4 million) for the fiscal year ended June 30, 2024 from approximately RMB 22.8 million for the fiscal year ended June 30, 2023. The decrease was mainly attributable to decrease in GWP for the MGU services which was due to abrupt closure of business by a reinsurance partner in the high-end medical sector. The GWP for the MGU services was approximately RMB 152 million and RMB 82 million (US$11.3 million) for the fiscal year ended June 30, 2023 and 2024, respectively.

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

For the fiscal year ended June 30, 2024, we recorded income tax expense of RMB 5.5 million, which was primarily attributable to an increase in deferred income tax expense of approximately RMB 4.7 million, mainly consisting of an increase in deferred tax liabilities of approximately RMB 6.4 million arising from timing differences related to revenue recognized prior to issuance of PRC VAT invoices, partially offset by an increase in deferred tax assets of approximately RMB 1.7 million arising from the allowance for expected credit losses.

Net (loss) income

As a result of the foregoing, we had a net loss of approximately RMB 43.1 million for the fiscal year ended June 30, 2023, and a net income of approximately RMB 13.3 million for the fiscal year ended June 30, 2024.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of June 30, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of June 30,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
ASSETS
Current Assets
Cash and cash equivalents	2,401,495	10,284,108	1,435,606
Restricted cash	38,743,831	4,245,599	592,663
Accounts receivable, net	130,354,429	114,070,587	15,923,640
Due from related parties	16,566,524	9,076,416	1,267,019
Prepaid expenses and other current assets, net	9,485,464	6,824,085	952,606
Total Current Assets	197,551,743	144,500,795	20,171,534

Deposit of long-term investments	—	12,475,000	1,741,443
Long-term investments in equity investee	—	2,500,000	348,987
Property and equipment, net	233,375	142,887	19,946
Intangible assets, net	2,581,046	1,539,437	214,897
Operating lease right of use assets	3,313,215	3,976,798	555,140
Restricted cash, noncurrent	5,000,000	5,000,000	697,973
Deferred tax assets	57,257	—	—
Other non-current assets	51,004	624,653	87,198
Total Non-Current Assets	11,235,897	26,258,775	3,665,584
Total Assets	208,787,640	170,759,570	23,837,118

LIABILITIES
Current Liabilities
Short-term borrowings	26,814,237	21,800,000	3,043,163
Accounts payable	51,252,954	58,610,826	8,181,756
Insurance premium payable	38,376,850	42,789,314	5,973,158
Income tax payable	42,747	58,600	8,180
Due to related parties	6,166,067	3,128,044	436,658
Operating lease liabilities, current	2,425,135	2,078,397	290,133
Accrued expenses and other liabilities	15,990,970	12,049,786	1,682,084
Convertible notes	—	1,709,343	238,615
Derivative liabilities	—	14,327	2,000
Warrant liabilities	—	1,892,623	264,200
Total Current Liabilities	141,068,960	144,131,260	20,119,947

Operating lease liabilities, noncurrent	1,044,068	1,934,528	270,050
Deferred tax liabilities	2,683,818	—	—
Total Non-current Liabilities	3,727,886	1,934,528	270,050
Total Liabilities	144,796,846	146,065,788	20,389,997

Cash and cash equivalents and restricted cash, current and noncurrent

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. Restricted cash mainly represents the unremitted insurance premiums collected from certain insureds, which are held in custody until disbursed to insurance companies.

The total balance of cash and cash equivalents and restricted cash, current and noncurrent, were approximately RMB 46.1 million and RMB 19.5 million (US$2.7 million) as of June 30, 2024 and 2025, respectively. For the fiscal year ended June 30, 2025, the change in balance of cash and cash equivalents and restricted cash, current and noncurrent, was a result of approximately RMB 20.7 million used in operating activities and approximately RMB 15.0 million used in investing activities, partially offset by approximately RMB 9.9 million   provided by our financing activities.

Accounts receivable, net

As of June 30, 2024 and 2025, turnover days of accounts receivable were approximately 223 days and 188 days, respectively. We improved collection of insurance brokerage service fees in the year ended June 30, 2025.

Our turnover days for accounts receivable as of June 30, 2024 and 2025 was calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our revenues for the year, multiplied by 365 days.

We are generally granted credit term of up to 60 days for our insurance companies after they have confirmed the brokerage with us.

For the fiscal years ended June 30, 2024 and 2025, the Company accrued provisions of approximately RMB 4.0 million and RMB 12.3 million, respectively, for doubtful accounts of accounts receivable. The increase in allowance for expected credit losses was primarily attributable to changes in the credit risk profile of certain accounts receivable, including extended collection periods and uncertainties in customers’ ability to settle outstanding balances in a timely manner. For the fiscal years ended June 30, 2024 and 2025, the Company wrote off doubtful allowance of approximately RMB 0.4 million and RMB nil, respectively, against accounts receivable whose collection of which was remote.

Due from related parties

As of June 30, 2024 and 2025, the balance due from related parties represented balance due from Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”), for which Mr. Ma, our Chairman and Chief Executive Officer, is the legal representative. As of June 30, 2025, the balance of due from related parties represented deposits of approximately RMB 14.2 million made to Shanghai GBG for sustainable hospital services, which is expected to be launched in the year of 2026, and advance of RMB 4.0 million made to Shanghai GBG to support Shanghai GBG’s operations. For the year ended June 30, 2025, the Company evaluated the collectability of the amounts due from Shanghai GBG based on a comprehensive assessment of credit risk, expected future services to be provided, and Shanghai GBG’s operational and financial condition. Based on such assessment, the Company determined that a portion of the advances may not be recoverable and recorded an allowance for credit losses of RMB 9.0 million against the amounts due from Shanghai GBG. See Note 17 — Related Party Transactions and Balances to our consolidated financial statements.

Operating lease right of use assets and operating lease liabilities

As of June 30, 2024 and 2025, we had operating lease right of use assets of approximately RMB 3.3 million and RMB 4.0 million (US$0.6 million), respectively. The change in operating lease right of use assets was primarily due to acquisition of right-of-use assets of approximately RMB 4.6 million through entering into new lease agreements with third party lessors, partially offset by amortization of operating lease right of use assets of approximately RMB 2.1 million and derecognition of operating lease right of use assets of approximately RMB 1.5 million due to early termination.

As of June 30, 2024 and 2025, we had operating lease liabilities, including current and noncurrent, of approximately RMB 3.5 million  and RMB 4.0 million (US$0.6 million), respectively. The change in operating lease liabilities was primarily due to payment of rental expenses and accretion of lease liabilities using incremental rate, and reversal of lease liabilities due to early termination.

Accounts payable

The accounts payables mainly represented intermediary fees due to B channels, for allowing our digital insurance solutions to be embedded in their platforms. The intermediary fees are calculated as a percentage of Insurance Brokerage Fees earned. The balance of accounts payable increased from approximately RMB 51.3 million as of June 30, 2024 to approximately RMB 58.6 million (US$8.2 million) as of June 30, 2025. The increases were a result of increasing insurance brokerage fees earned from embedded platforms of our B channels.

Accrued expenses and other liabilities

As of June 30, 2024 and 2025, our accrued expenses and other liabilities were approximately RMB 16.0 million and RMB 12.0 million (US$1.7 million), respectively.

As compared with the balance as of June 30, 2024, the balance of accrued expenses and other liabilities decreased by approximately RMB 3.9 million as of June 30, 2025, which were mainly due to a decrease of approximately RMB 3.3 million in VAT and other tax payable, a decrease of approximately RMB 0.3 million in accrued payroll and welfare and a decrease of approximately RMB 0.2 million in amount due to insurance carriers.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, initial public offering and equity financing from institutional investors. As of June 30, 2025, we reported working capital of approximately RMB 0.4 million (US$51,600) and accumulated deficits of approximately RMB 193.9 million (US$27.1 million), respectively. For the fiscal year ended June 30, 2025, we had operating cash outflows of approximately RMB 20.7 million (US$2.9 million). As of June 30, 2024, we reported working capital of approximately RMB 56.5 million and accumulated deficits of approximately RMB 131.8 million, respectively. For the fiscal year ended June 30, 2024, we had cash outflows of approximately RMB 3.8 million. Please see “Item 3.D. Key Information - Risk Factors - There is substantial doubt about our ability to continue as a going concern.”

Cash flows

The following table sets forth a summary of our cash flows for the fiscal years presented:

	For the Years Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD (Note 2)
Net cash used in operating activities	(1,123,895)	(3,809,353)	(20,676,488)	(2,886,325)
Net cash provided by (used in) investing activities	13,974,214	(592,338)	(14,975,000)	(2,090,430)
Net cash (used in) provided by financing activities	(4,555,972)	30,907,356	9,874,380	1,380,330
Effect of exchange rate changes on cash and cash equivalents	5,116	(233,991)	(838,511)	(118,972)
Net increase (decrease) in cash, cash equivalents and restricted cash	8,299,463	26,271,674	(26,615,619)	(3,715,397)
Cash, cash equivalents and restricted cash at beginning of the year	11,574,189	19,873,652	46,145,326	6,441,639
Cash, cash equivalents and restricted cash at end of the year	19,873,652	46,145,326	19,529,707	2,726,242

Operating activities

Net cash used in operating activities for the fiscal year ended June 30, 2023 was approximately RMB 1.1 million, primarily attributable to net loss of approximately RMB 43.1 million, adjusted for non-cash share-based compensation expenses of RMB 55.3 million and provision against doubtful receivables of approximately RMB 1.9 million, and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately RMB 29.8 million in accounts receivable and an increase of approximately RMB 2.7 million in due from a related party as a result of increase in revenues, (ii) an increase of approximately RMB 3.2 million in prepaid expenses and other current assets which was primarily attributable to an increase of RMB 1.9 million in advance to staff for various operating expenses and an increase of RMB 1.8 million in government grant receivable, (iii) an increase of approximately RMB 10.0 million in accounts payable as a result of increase in revenues, which is the base we calculate the service change for our business channels, and (iv) an increase of approximately RMB 8.7 million in accrued expenses and other liabilities which was caused by increasing operating expenses.

Net cash used in operating activities for the fiscal year ended June 30, 2024 was approximately RMB 3.8 million, primarily attributable to net income of approximately RMB 13.3 million, adjusted for provision of credit losses of approximately RMB 4.1 million, amortization of right-of-use assets of approximately RMB 2.2 million, deferred tax expenses of RMB 5.5 million, gain on extinguishment of liability of approximately RMB 9.0 million and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately RMB 65.5 million in accounts receivable which corresponded to an increase in turnover days of accounts receivable (ii) an increase of approximately RMB 8.0 million in prepayment due from a related party, (iii) an increase of approximately RMB 19.8 million in accounts payable as a result of delayed payments of service fees to our business channels, and (iv) an increase of approximately RMB 34.8 million due to insurance carriers which would be settled by restricted cash.

Net cash used in operating activities for the fiscal year ended June 30, 2025 was approximately RMB 20.7 million (US$2.9 million), primarily attributable to net loss of approximately RMB 62.0 million (US$8.7 million), adjusted for provision of doubtful receivables of approximately RMB 21.4 million (US$3.0 million), loss on extinguishment of convertible notes of approximately RMB 7.2 million (US$1.0 million), accretion of discounts and interest expenses of convertible notes of approximately RMB 2.8 million (US$0.4 million), and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately RMB 7.4 million (US$1.0 million) in accounts payable as a result of increased service fees due to our business channels which was in line with increased revenues, (ii) an increase of approximately RMB 4.4 million (US$0.6 million) due to insurance carriers which would be settled by restricted cash, and (iii) a decrease of approximately RMB 3.9 million (US$0.6 million) in accrued expenses and other liabilities due to a decrease of approximately RMB 3.3 million in VAT and other tax payable.

Investing activities

For the fiscal year ended June 30, 2023, we reported cash provided by investing activities of approximately RMB 14.0 million, which was primarily provided by collection of loans of approximately RMB  15.8 million from related parties, partially offset by purchase of intangible assets of approximately RMB 1.8 million.

For the fiscal year ended June 30, 2024, we reported cash used in investing activities of approximately RMB 0.6 million, which was used in purchase of intangible assets of approximately RMB 0.3 million and purchase of property and equipment of approximately RMB 0.3 million.

For the fiscal year ended June 30, 2025, we reported cash used in investing activities of approximately RMB 15.0 million (US$2.1 million), which was used in prepayment of equity investments of approximately RMB 12.5 million (US$1.7 million) and investment in 2.6316% equity interest in a limited partnership of approximately RMB 2.5 million (US$0.3 million).

Financing activities

For the fiscal year ended June 30, 2023, we used cash of approximately RMB 4.6 million in financing activities, which was primarily used in repayment of bank borrowings of approximately RMB 30.9 million, repayment of related party borrowings of approximately RMB 0.4 million, and payment of offering costs of approximately RMB 4.2 million, partially offset by proceeds of approximately RMB 30.2 million from short-term bank borrowings and capital contribution of RMB 0.6 million from our shareholders.

For the fiscal year ended June 30, 2024, we provided cash of approximately RMB 30.9 million in financing activities, which was primarily provided by proceeds of approximately RMB 43.4 million from the IPO, proceeds of approximately RMB 0.7 million from the over-allotment, proceeds of approximately 25.0 million from short-term bank borrowings and borrowings of approximately RMB 28.5 million from a related party, partially offset by repayment of bank borrowings of approximately RMB 25.5 million, repayment of related party borrowings of approximately RMB 28.8 million, and payment of offering costs of approximately RMB 12.4 million.

For the fiscal year ended June 30, 2025, we provided cash of approximately RMB 9.9 million (US$1.4 million) in financing activities, which was primarily provided by net proceeds of approximately RMB 17.5 million (US$2.4 million) from issuance of convertible notes, capital contribution of approximately $5.8 million from a shareholder, proceeds of approximately 40.0 million (US$5.6 million) from short-term bank borrowings and borrowings of approximately RMB 9.5 million (US$1.3 million) from a related party, partially offset by repayment of convertible notes of approximately RMB 5.3 million (US$0.7 million), repayment of bank borrowings of approximately RMB 45.0 million (US$6.3 million), and repayment of related party borrowings of approximately RMB 8.7 million (US$1.2 million).

C. Research and Development

Research and development expenses consist primarily of staff cost, service fees for developing software  and outsourced labor cost for the research and development of our platform, including technology innovations, development and updates, and system function and feature updates and upgrades. Our R&D efforts also involve research and development on our insurance solutions’ development, replacement, updates, upgrades, and innovations. See “Business — Research and Development” for more information regarding our plan to develop this platform.

During the fiscal years ended June 30, 2023, 2024 and 2025, we incurred research and development expenses of approximately RMB 9.7 million, RMB 15.1 million and RMB 10.9 million (US$1.5 million), respectively.

We will continue to work on the development of our platform. We may need to devote more resources and funds to improve/add functions as our business develops. We plan to fund the further development of our platform through equity and/or debt financing, if cash generated from our operations is insufficient.

D. Trend Information

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

E. Quantitative and Qualitative Disclosures About Market Risk

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

For the fiscal years ended June 30, 2023, 2024 and 2025, we accrued provisions for credit losses of approximately RMB 1.9 million, RMB 4.0 million and RMB 12.3 million (US$1.7 million), respectively. During the fiscal years ended June 30, 2023, 2024 and 2025, we wrote off the allowance of approximately RMB 0.3 million, RMB 0.4 million and RMB nil million, respectively, against accounts receivable because the chance of collection is deemed to be remote.

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as June 30, 2024 and 2025. Thus, management recorded valuation allowance amounted to RMB 10.4 million and RMB 21.2 million (US$3.0 million) as of June 30, 2024 and 2025, respectively. The projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and the business development. The deferred tax assets could be utilized in the future years if the Company make profits in the future, the valuation allowance shall be reversed.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The PRC operating entities in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,000). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

As of June 30, 2024 and 2025, there were RMB1.0 million and RMB1.0 million of unrecognized tax benefits, respectively, that would affect the annual effective tax rate if recognized. The unrecognized tax benefit was presented as a reduction of the Deferred tax assets — Net operating loss carrying forwards in the consolidated financial statements as of June 30, 2024 and 2025. The Company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the fiscal years ended June 30, 2024 and 2025, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of nil as of June 30, 2024 and 2025, respectively.

(c)	Valuation of convertible notes and derivative liabilities

On September 23, 2024, the Company entered into the L1 Securities Purchase Agreement with L1, which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches. See “Item 4. Information about the Company – L1 Private Placement.”

For the year ended June 30, 2025, the Company consummated four closings of convertible notes and received net proceeds of approximately RMB 17.5 million (US$2.4 million). The holder of the Notes shall have the right, at such holder’s sole discretion, to convert all or any portion of the convertible notes into Class A ordinary shares at anytime after September 23, 2024 at fixed conversion prices.

The Company has classified the convertible notes as liabilities under ASC 470 because it is a debt in its legal form. The Company determined that the conversion feature within the Notes meet the definition of embedded derivatives and the Company estimated a fair value of the derivative liability using the Binominal Tree Model at the date of issuance. The key factors used in Binominal Tree Model included risk-free interest rate, estimated volatility rate, dividend yield and bond yield.

For details of quantitative information regarding Level 3 fair value measurements inputs for the Company’s derivate liabilities at their measurement dates, please see Note 10 – Convertible Note to the consolidated financial statements.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

Non-GAAP Financial Measures

In addition to consolidated U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, “Adjusted EBITDA”.

Adjusted EBITDA is a financial measure defined as our EBITDA, adjusted to eliminate the effects of certain non-cash and/or non-recurring items, that do not reflect our ongoing strategic business operations. EBITDA is computed as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA further adjusted for certain income and expenses, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations of digital insurance brokerage services. The adjustments currently include share-based compensation expenses, gain from early termination of leases and provision of doubtful accounts,

We believe Adjusted EBITDA can be important financial measures because they allow management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA are provided in addition to and should not be considered to be a substitute for, or superior to net income (loss), the comparable measures under U.S. GAAP. Further, Adjusted EBITDA should not be considered as an alternative to revenue growth, net income (loss), diluted earnings (loss) per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for historical periods are presented in the table below:

	For the fiscal year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Reconciliation of non-GAAP (loss) income from operations:
Net (Loss) Income	(43,098,780)	13,251,753	(62,019,599)	(8,657,602)
Depreciation and amortization expenses	928,385	1,109,606	1,132,097	158,035
Income tax (benefits) expenses	541,460	5,510,773	(2,610,709)	(364,441)
Interest expenses	1,241,082	986,785	3,304,880	461,343
EBITDA	(40,387,853)	20,858,917	(60,193,331)	(8,402,664)

Adjustments:
Share-based compensation expenses	55,266,010	—	97,765	13,647
(Gain) loss from early termination of right-of-use assets	(58,092)	46,943	(34,321)	(4,791)
Loss from disposal of property and equipment	13,223	—	—	—
Gain on extinguishment of liability	—	(8,996,341)	—	—
Loss on extinguishment of convertible notes	—	—	7,174,958	1,001,586
Changes in fair value of derivative liabilities	—	—	1,031,558	144,000
Changes in fair value of warrant liabilities	—	—	(1,952,081)	(272,500)
Adjusted EBITDA	16,687,974	16,027,851	(53,875,452)	(7,520,722)

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Floor 3, Building 6, Wuxing Road, Lane 727, Pudong New Area, Shanghai, China, 201204.

Name	Age	Position with our Company
Botao Ma	59	Chief Executive Officer, Director and Chairman of the Board of Directors
Yuanwen Xia	42	Chief Financial Officer and Director
Xiaowei Le	50	Chief Operating Officer
Xiao Luo	40	Chief Marketing Officer
Yugang Wang	48	Chief Technical Officer
Guangtong Ren	56	Chief Actuary
Stephen Bernardez	61	Independent Director
Armando Luis Baez	79	Independent Director
Jeffrey Rong Cai	61	Independent Director

Botao Ma — Chief Executive Officer and Chairman of the Board of Directors

Botao Ma has served as Chairman of the board of directors and Chief Executive Officer of the Company since June 2023, and the chief executive officer and chairman of Zhibao China since April 2018. Mr. Ma has over 20 years of experience in the insurance industry and operations management. From June 2001 to November 2016, Mr. Ma served as chairman of the board of directors and general manager at Wills Insurance Brokers Co. Ltd (“Wills China”), a company engaged in insurance brokerage services in Shanghai. From January 2000 to May 2001, Mr. Ma served as a director and associate general manager at Shanghai Dong Da Insurance Brokers Ltd., an insurance broker company based in Shanghai. From June 1998 to December 1999, Mr. Ma served as general manager of Everlasting Insurance Consulting Ltd., a company engaged in insurance consulting. Between July 1990 and June 1998, Mr. Ma worked at Ping An Property & Casualty Insurance Co of China Ltd (“Ping An”), a Chinese holding conglomerate whose subsidiaries provide insurance, banking, asset management, financial, healthcare services and other related services, where Mr. Ma first served as head of business development and then associate general manager of Ping An. Mr. Ma received a bachelor’s degree in International Shipping from Shanghai Maritime University in July 1987 and a master’s degree in Maritime Law from Shanghai Maritime University in July 1990. We believe Mr. Ma’s decades’ experience in business management and insurance industry qualifies him to serve on our board of directors.

Yuanwen Xia — Chief Financial Officer and Director

Yuanwen Xia has served as Chief Financial Officer of the Company since June 2023 and a director of the Company since March 2024, and chief financial officer of Sunshine Insurance Brokers since January 2020. Mr. Xia has also served as our director since March 2024. Mr. Xia has over 16 years of experience in finance and investment. From July 2016 to December 2019, Mr. Xia served as investment manager at Chenhui Venture Partners, an early-stage venture capital firm based in Shanghai, China. Between June 2013 and June 2016, Mr. Xia worked as business control & planning manager at Louis Vuitton (China) Commerce Sales Co., Ltd, a subsidiary of French luxury fashion company located in Shanghai, China. From June 2011 to July 2013, Mr. Xia worked as a senior internal auditor at Coca-Cola Beverages (Shanghai) Company Limited, an American multinational beverage corporation. Between August 2006 and June 2011, Mr. Xia worked as a senior associate in PricewaterhouseCoopers Consultants (Shenzhen) Limited, an international professional services firm focusing on audit and consulting. Mr. Xia is a member of The Chinese Institute of Certified Public Accountants (CICPA), and a Certified Public Accountant in China, but currently in inactive status. He is also a Chartered Financial Analyst (CFA). Mr. Xia received a bachelor’s degree in Japanese from Shanghai Jiao Tong University in July 2006 and a master’s degree in Financial Management from Shanghai University of Finance and Economics in December 2012. We believe Mr. Xia’s extensive experience in management and corporate accounting and finance qualifies him to serve on our board of directors.

Xiaowei Le — Chief Operating Officer

Xiaowei Le has served as Chief Operating Officer of the Company since December  2025. Mr. Le has over 20 years of experience in sales management, general management, and leadership roles across multiple insurance companies. Mr. Le has been serving as Executive Director of Sunshine Insurance Broker since October 2023. From July 2019 to August 2022, Mr. Le served as deputy general manager of Bohai Property Insurance Co., LTD, a national property insurance company headquartered in Tianjin. From February 2007 to July 2019, Mr. Le served as assistant general manager, deputy general manager and general manager of headquarter departments and subsidiaries of Yongcheng Property Insurance Co., Ltd. (“Yongcheng”), a national property insurer specializing in electric power and energy insurance, manager of the head office department of Yongcheng, and director, deputy general manager and general manager of a subsidiary of Yongcheng. From July 1998 to October 2005, Mr. Le served as an agent, clerk, and department director of China Ping An Property Insurance Co., Ltd., the second-largest national insurer in China. Mr. Le received his bachelor’s degree in Economics from Sun Yat-Sen University in 1998.

Xiao Luo — Chief Marketing Officer

Xiao Luo has served as Chief Marketing Officer of the Company since December 2025, Chief Operating Officer of the Company from June 2023 to December 2025, deputy manager between April 2018 and January 2020 and general manager of Sunshine Insurance Brokers since April 2020. Mr. Luo has over 10 years of experience in the insurance industry and operations management. Between October 2015 and March 2018, Mr. Luo served as general manager of Shanghai Anyi. From July 2007 to September 2015, he worked as deputy managing director of risk management department at Wills China. Mr. Luo received a bachelor’s degree in Transportation and Math from Shanghai Jiao Tong University in July 2007 and a master’s degree in Business Administration in June 2015 from Shanghai Advanced Institute of Finance.

Yugang Wang — Chief Technical Officer

Yugang Wang has served as Chief Technical Officer of the Company since June 2023, and chief technology officer of Sunshine Insurance Brokers since January 2021. Prior to that, Mr. Wang worked at Shanghai Anyi, first as chief technology officer, then as managing director and general manager of Shanghai Anyi between January 2019 and February 2021. Mr. Wang has over 20 years of experience in the information technology industry and over 10 years of experience in the insurance industry. From December 2016 to January 2019, Mr. Wang served as IT head at Fosun United Health Insurance, a professional financial services institution that provides health insurance services. From October 2009 to December 2016, Mr. Wang worked as IT director at Allianz China Life Insurance Company, a joint venture life insurance company formed by Allianz SE, the German financial services conglomerate, and CITIC Trust. Between October 2001 and September 2009, Mr. Wang served as software development department head at eBaoTech Co. Ltd., a technology solution provider for global insurance industry in China. Between July 2000 and October 2001, Mr. Wang worked as a software engineer at several information technology companies. Mr. Wang received a bachelor’s degree in Chemical Engineering from Zhejiang University in 2000 and a minor degree in Computer Science and Application from Zhejiang University in 2000.

Guangtong Ren — Chief Actuary

Guangtong Ren has served as Chief Actuary of the Company since December  2025 Mr. Ren has over 25 years of extensive experience in corporate finance, strategic planning, and risk management of insurance, investment management and start-ups. Mr. Ren has served as Executive Director and Chief Actuary of Zhibao China since November 2023, and Principal Insurance Officer of Zhibao Labuan Re Co., Ltd., a subsidiary of the Company, since April 2025. From August 2020 to November 2023, Mr. Ren served as special advisor to Chief Executive Officer at GLP Capital Partners Limited, a global leader in providing industrial services and investment focused on next-generation infrastructure in the supply chain, big data, and new energy sectors. From August 2018 to July 2020, Mr. Ren served as an advisor to the Chairman at Lupu Investment Holding Group Ltd., a Group specializes in wealth management and private equity investment. From October 2006 and June 2018, Mr. Ren served as Chief Financial Officer, Regional Finance Actuary and Greater China Chief Risk Officer of AIG Insurance Company China Limited, an international insurance organization serving commercial, institutional and individual customers. From August 2004 to January 2006, Mr. Ren served as Consultant of the Boston Consulting Group, a global management consulting firm. From July 1994 to July 2004, Mr. Ren served as Deputy General Manager of Ping An Insurance (Group) Company of China, Ltd., a Chinese financial services holding company whose subsidiaries provide insurance, banking, asset management, financial services. Mr. Ren received his Master of Business Administration degree in Finance from London Business School in 2004, a master’s degree in Finance/Actuarial Science from Nankai University in 1994, and a bachelor’s degree in Mathematical Statistics from Nankai University in 1991.

Stephen Bernardez — Independent Director

Stephen Bernardez has served as our independent director since April 1, 2025. Mr. Bernardez has extensive experience in venture capital investment, growth strategy, and partnership development across large enterprises and startups. Since January 2025, Mr. Bernardez has served as Partner at Pegasus Tech Ventures, a global venture capital firm focused on helping Asian corporations access Silicon Valley startup innovation. From March 2019 to March 2024, Mr. Bernardez served as Partner at Avanta Ventures, the corporate venture capital arm of CSAA Insurance Group, where he led the venture capital investment team, the Avanta Studios accelerator program and Avanta Ventures’ portfolio partnership development team. At Avanta Ventures, he built a portfolio of over a dozen early-stage startups relevant to an insurance company and facilitated commercial partnerships with those portfolio companies. While at Avanta Ventures, Mr. Bernardez served as a director on the boards of director of multiple Insurtech startup companies. From June 2006 to March 2019, Mr. Bernardez was a venture capitalist at ONSET Ventures, a Silicon Valley-based venture capital firm, where he was involved in certain early-stage software investments. Before ONSET Ventures, Mr. Bernardez was a Director of Business Development at Microsoft Corporation from September 2001 to June 2006, where he built and managed Microsoft’s relationships with leading Silicon Valley-based venture capitalists and sourced VC-funded startup partnerships impacting the breadth of Microsoft’s businesses. Mr. Bernardez was Director of Business Development at Mercado Software, an e-commerce software startup, from July 1999 to July 2001. From August 1995 to June 1999, Mr. Bernardez was a strategy consultant at Accenture, serving the Electronics and High Tech vertical. Mr. Bernardez was named to Global Corporate Venturing’s Powerlist for 2021 and 2022, honoring the top 100 corporate venture capitalists. Mr. Bernardez received his Master of Business Administration degree from Stanford Graduate School of Business in June 1995 and his Bachelor of Science degree in Biological Sciences from Stanford University in June 1986. We believe Mr. Bernardez’s extensive experience in venture capital investment, finance, and partnership development qualifies him to serve on our board of directors.

Armando Baez — Independent Director

Armando Baez, has served as our independent director since June 2024. Mr. Baez has extensive experience in managing and operating international insurance brokerage companies and companies specialized in insurance related services. Currently, Mr. Baez has served as president of Baez Insurance Services, Inc., an insurance brokerage company in California since 2018. From 2009 to 2016, Mr. Baez served as general manager of Global Benefits Group China, a regional branch of Global Benefits Group, an international insurance services provider, and from 2005 to 2017, Mr. Baez served as vice president of GBG, Inc., a subsidiary of Global Benefits Group based in California, and from 2007 to 2009, he served as president at International Claims Services, Inc., an affiliated entity of Global Benefits Group based in California. During his time with Global Benefits Group, Mr. Baez was primarily responsible for managing the China subsidiary of Global Benefits Group, growing sales and business development into Latin America, developing and managing business partners in China, and developing international product, sales, marketing and administration strategies. Mr. Baez studied at University of Bridgeport and University of San Francisco and obtained from the Fellow Life Management Institute (FLMI) a FLMI Designation, a ten-course professional development program. We believe Mr. Baez’s extensive experience in management and insurance industry qualifies him to serve on our board of directors.

Jeffrey Cai — Independent Director

Jeffrey Cai has served as our independent director since April 2025. Jeffrey Cai is a seasoned enterprise and technology architect with over 20 years of experience driving innovation, enterprise architecture, and digital transformation. From May 2021 to August 2024, Jeffrey served as Chief Architect Officer at Pediatric Associates and Alpine Physician Groups, both of which entities are among the healthcare portfolio of Summit Partners, a venture capital that has healthcare & life science lines of business as part of the portfolio. At Pediatric Associates, Jeffrey collaborated with senior IT and business leaders to develop next-generation systems that enhanced customer service, operational agility, and financial performance, and at Alpine Physician Groups, Jeffrey led efforts to define technology roadmaps, assess ROI, optimize IT budgets, and conduct due diligence for strategic M&A initiatives. From November 2015 to November 2020, Jeffrey served as Director of Enterprise Information Architecture at Blue Shield of California, where he led enterprise-wide digital transformation efforts for medical insurance products and processes. From January 2014 to November 2025, Jeffrey was a Principal Business Solution Architect at Optum, a key business unit of UnitedHealth Group, where he played a leadership role in designing architectural solutions for pharmacy management. Earlier in his career, Jeffrey held manager in Oracle Applications at Steven Myers & Associates, Inc., a defense and aerospace consulting firm, from October 2012 to January 2014, and served as senior solution architect at MSC Software, a simulation software technology from January 2001 to October 2012. Jeffrey holds a Master’s degree in Management Information Systems from California State University, Fullerton, and a Bachelor of Science in Physics from Fudan University, Shanghai, China. He has completed extensive professional development in TOGAF, ITIL, project management, and Agile methodologies.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We have “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

Our board has determined that Stephen Bernardez, Jeffrey Cai and Armando Baez are independent directors under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2025, our executive officers received an aggregate of approximately RMB3.26 (US$0.46 million)  in compensation from the PRC Subsidiaries. Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. As of the date of this annual report, the total amounts set aside or accrued by our PRC Subsidiaries to provide pension, retirement or similar benefits to our executive officers were approximately RMB0.31 million (US$0.04 million), which were in compliance with all relevant laws and regulations regarding such benefits.

For the fiscal year ended June 30, 2025, no other members of our board of directors received compensation in their capacity as directors except for Mr. Lucki, our former director, who received an aggregate of $45,000 for service rendered since our IPO. None of the directors are entitled to receive any compensation or benefits upon termination of their directorship with the Company except for those compensation that they have already earned for services so rendered. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

C.	Board Practices

Board of Directors and Committees

Our board of directors consists of five directors, including three independent directors. We have established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee under the board of directors. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below. We have also adopted an Executive Compensation Clawback Policy, for which our Compensation Committee’s decisions will be final, conclusive, and binding on all of our executive officers.

Audit Committee

Messrs, Bernardez, Cai and Baez serve as members of our Audit Committee with Mr. Baez serving as the chairman of the Audit Committee. Our board of directors have determined that Mr. Baez possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Messrs. Bernardez, Cai and Baez serve as members of our Compensation Committee with Mr. Bernardez, Cai and serving as the chairman of the Compensation Committee.. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

We have adopted an Executive Compensation Clawback Policy. The recovery of incentive-based compensation from an executive officer as provided for in this policy shall apply only in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of Company with any financial reporting requirement under the United States securities laws, in6cluding any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period. Our Compensation Committee’s decisions with respect to this policy shall be final, conclusive, and binding on all of our executive officers.

Nominating and Corporate Governance Committee

Messrs. Bernardez, Cai and Baez serve as members of our Nominating and Corporate Governance Committee, with Mr. Cai serving as the chairman of the Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Board Oversight of Cybersecurity Risks

The management of the operation and the business affairs of a Cayman Islands company lies within the power of its board of directors. Directors of companies incorporated under the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) are subject to both statutory obligations under the Companies Act as well as fiduciary duties under the common law to the extent applicable to Cayman Islands companies. In addition to the statutory duties which include duties such as reporting obligations, the maintenance of internal company registers, accounting requirements, etc., directors of Cayman Islands companies owe fiduciary duties including the duty to act in good faith and in the best interests of the company as well as a duty to act with care, skill and diligence under English common law principles. Maintaining sufficient protection against the increasing risks associated with cybercrime is one of the key challenges to the commercial world and, the overseeing of cybersecurity risks falls within the duties of the Company’s board of directors, including its independent directors. The directors oversee cybersecurity risks as of the date of this annual report.

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

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business, a copy of which has been filed as an exhibit to our registration statement on Form F-1 for our IPO. You are able to review the code by accessing our public filings at the SEC’s website at www.sec.gov.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Employment Agreements

Our executive officers do not have a written employment agreement with the Company; however, each of our executive officers has a labor contract with our PRC Subsidiaries.

On April 1, 2018, Mr. Botao Ma and Zhibao China entered into a labor contract. Pursuant to the labor contract, Mr. Ma serves as chairman of the board of directors of Zhibao China for an indefinite term, commencing on April 1, 2018, subject to certain conditions for termination and certain exceptions provided under the PRC Labor Contract Law. Mr. Ma is entitled to a fixed base salary in the amount of RMB30,000 ($4,300) per month plus bonus. Mr. Ma is also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. This labor contract also contains customary restrictive covenants relating to non-competition for a period of two years from the date of termination of employment and non-solicitation within one year after the termination of the employment, confidentiality covenants restricting disclosures of the trade secrets and other confidential information until those information becomes public, as well as certain liabilities due to his breach of contract.

On April 1, 2022, Mr. Xiao Luo and Sunshine Insurance Brokers entered into a labor contract. Pursuant to the labor contract, Mr. Luo serves as general manager of the Company for an indefinite term, commencing on April 1, 2022, subject to certain conditions for termination and certain exceptions provided under the PRC Labor Contract Law. Mr. Luo is entitled to a fixed base salary in the amount of RMB45,000 ($6,400) per month plus subsidies and bonus. Mr. Luo is also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. This labor contract also contains customary restrictive covenants relating to non-competition for a period of two years from the date of termination of employment and non-solicitation within one year after the termination of the employment, confidentiality covenants restricting disclosures of the trade secrets and other confidential information until those information becomes public, as well as certain liabilities due to his breach of contract.

On January 7, 2020, Mr. Yuanwen Xia and Sunshine Insurance Brokers entered into a labor contract. Pursuant to the labor contract, Mr. Xia serves as chief financial officer of Sunshine Insurance Brokers for a term of three years commencing from January 2, 2020 to January 1, 2023, which was renewed for additional three years commencing on January 2, 2023 through January 1, 2026, subject to certain conditions for termination and certain exceptions provided under the PRC Labor Contract Law. Mr. Xia is entitled to a fixed base salary in the amount of RMB40,000 ($5,700) per year plus subsidies and bonus. Mr. Xia is also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The labor contract also contains customary restrictive covenants relating to non-competition for a period of two years from the date of termination of employment and non-solicitation within one year after the termination of the employment, confidentiality covenants restricting disclosures of the trade secrets and other confidential information until those information becomes public, as well as certain liabilities due to his breach of contract.

On January 18, 2022, Mr. Yugang Wang and Sunshine Insurance Brokers entered into a labor contract. Pursuant to the labor contract, Mr. Wang serves as chief technology officer of Sunshine Insurance Brokers for an indefinite term, commencing on January 21, 2022, subject to certain conditions for termination and certain exceptions provided under the PRC Labor Contract Law. Mr. Wang is entitled to a fixed base salary in the amount of RMB55,000 ($7,900) per month plus subsidies and bonus. Mr. Wang is also entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. This labor contract also contains customary restrictive covenants relating to non-competition for a period of two years from the date of termination of employment and non-solicitation within one year after the termination of the employment, confidentiality covenants restricting disclosures of the trade secrets and other confidential information until those information becomes public, as well as certain liabilities due to his breach of contract.

D.	Employees

As of June 30, 2023, 2024 and 2025, we had 148, 164 and 137 full-time employees, respectively. We currently do not have dispatched workers or part-time employees. The following table provides a breakdown of our employees by function as of June 30, 2025.

Functions	Number	Percentage
Sales and marketing(1)	65	47.5%
Technology and R&D(2)	18	13.1%
Customer AARRR Operation	44	32.1%
Back Office (including human resources, accounting, compliance, administration and management)	10	7.3%
Total	137	100.0%

(1)

There was a decrease of headcounts for a total of 17 employees, or approximately 21% of the total sales and marketing personnel in the sales and marketing department for the fiscal year ended June 30, 2025 compared to the same period in 2024. The decrease was primarily due to operation efficiency optimization.

(2)

There was a decrease of headcounts for a total of eight employees, or approximately 30.8%, in the R&D department, for the fiscal year ended June 30, 2025 compared to the same period in 2024, primarily due to the optimization of our R&D expenses.

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

As of the date of this annual report, we had 28 shareholders of record in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Name and Address of Beneficial Owner (1)	Class A Ordinary Shares	Percentage Ownership of Class A Ordinary Shares (2)	Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares (2)	Percentage of Total Voting Power (2)
5% or Greater Shareholders (Other Than Executive Officers and Directors):
Mavy Holdings Limited (3)	-	-	13,155,570	78.2%	74.6%
Maximum Global Holdings Limited (4)	-	-	13,155,570	78.2%	74.6%
Shenbao Limited Partnership (5)	-	-	4,222,959	25.1%	23.9%
Shanghai Xinhui Investment Consulting Co., Ltd. (6)	-	-	3,661,122	21.8%	20.8%
Beijing Koala Kunlu Internet Industry Investment Fund (Limited Partnership) (7)	3,661,140	22.3%	-	-	1.0%
Ningbo Pangu Chuangfu Hefu Equity Investment Partnership (Limited Partnership) (8)	1,813,954	11.0%	-	-	*
Beijing 1898 Youchuang Investment Center (Limited Partnership) (9)	1,109,430	6.7%	-	-	*
Mangosteen International Consulting PTE. Ltd (10)	900,000	5.5%	-	-	*
Executive Officers and Directors	-	-	-	-	-
Botao Ma (3)(4)(5)(6)	-	-	16,816,692	100.00%	95.3%
Yuanwen Xia	-	-	-	-	-
Xiaowei Le
Xiao Luo (11)	156,108	1.0%	-	-	-
Yugang Wang (12)	44,601	*	-	-	-
Guangtong Ren
Stephen Bernardez
Armando Baez
Jeffrey Cai
All directors and executive officers as a group (nine individuals)	200,709	1.3%	16,816,692	100.00%	95.4%

*	Less than 1%.

(1)	Except as otherwise indicated below, the business address of each of the shareholders listed above is Floor 3, Building 6, Lane 727, Wuxing Road, Pudong New Area, Shanghai, China, 201204.

(2)	Based on 33,268,712 ordinary shares issued and outstanding as of January 5, 2026, consisting of (i) 16,452,020 Class A ordinary shares and (ii) 16,816,692 Class B ordinary shares.

(3)	Consists of (i) 8,932,611 Class B ordinary shares directly held by Mavy Holdings Limited, a British Virgin Islands business company (“Mavy”) and (ii) 4,222,959 Class B ordinary shares indirectly held by Mavy, as the majority shareholder of Shenbao Limited Partnership, a British Virgin Islands partnership (“Shenbao”). Mr. Botao Ma is the director of Mavy. As such, he may be deemed to have the voting and dispositive power of the Class B ordinary shares beneficially held by Mavy. Mr. Ma disclaims any beneficial ownership of the reported Class B ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)	Consists of (i) 8,932,611 Class B ordinary shares beneficially held by Maximum Global Holdings Limited, a British Virgin Islands business company (“Maximum”) through its 99.80% equity interest of Mavy and (ii) 4,222,959 Class B ordinary indirectly held by Mavy, as the majority shareholder of Shenbao. Dedao Trust Limited, a company incorporated in Hong Kong, is sole member and sole director of Maximum. Dedao Trust Limited is the trustee of The Maximum Trust, a trust established under the laws of Hong Kong. Mavy is the settlor of The Maximum Trust, and Mr. Ma is the first beneficiary is The Maximum Trust. As such, Mr. Ma may be deemed to have or share voting and dispositive power of the Class B ordinary shares beneficially held by Maximum. Mr. Ma disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(5)	Represents 4,222,959 Class B ordinary shares held by Shenbao. Mavy beneficially holds approximately 99.04% equity interest of Shenbao. As such, Mr. Ma may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by Shenbao.
(6)	Represents approximately 3,661,122 Class B ordinary shares indirectly held by Shanghai Xinhui Investment Consulting Co., Ltd. (“Xinhui”). Mr. Botao Ma is the majority shareholder of Xinhui. As such, he may be deemed to have or share voting and dispositive power of the Class B ordinary shares held beneficially by Xinhui. Mr. Ma disclaims any beneficial ownership of the reported Class B ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(7)	Represents 3,661,140 Class A ordinary shares held by Beijing Koala Kunlu Internet Industry Investment Fund (Limited Partnership) (“Beijing Koala”), a limited partnership organized under the laws of the PRC. Beijing Koala currently has 17 partners, who are unrelated to the Company, its subsidiaries and the officers and directors of the Company, and each of whom exercises the voting and dispositive power of our Class A ordinary shares held by Beijing Koala based on their capital subscription proportion. The address of Beijing Koala is 1-616, 6th Floor, Building 1, No. 42 Gaoliangqiao Xiejie Street, Haidian District, Beijing, China.
(8)	Represents 1,813,954 Class A ordinary shares held by Ningbo Pangu Chuangfu Hefu Equity Investment Partnership (Limited Partnership) (“Ningbo Pangu”), a limited partnership organized under the laws of the PRC. Ningbo Pangu currently has nine partners, who are unrelated to the Company, its subsidiaries and the officers and directors of the Company, and each of whom exercises the voting and dispositive power of our Class A ordinary shares held by Ningbo Pangu based on their capital subscription proportion. The address of Ningbo Pangu is No.1 Jianwai Street, Building A, Guomao Building, Room 3623, Chaoyang District, Beijing China.
(9)	Represents 1,109,430 Class A ordinary shares held by Beijing 1898 Youchuang Investment Center (Limited Partnership) (“Youchuang”), a limited partnership organized under the laws of the PRC. Hong Li is the managing partner of Youchuang. As such, she may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by Youchuang. The address of Youchuang is Room 1805, Building 1, No. 105 Yaojiayuan Road, Chaoyang District, Beijing, China.
(10)	Represents 900,000 Class A ordinary shares held by Mangosteen International Consulting PTE. Ltd (“Mangosteen”). Selina Shwatz is the director of Mangosteen. As such, Selina may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by Mangosteen. The address of Mangosteen is #06-13, A’Posh Bizhub 1 Yishun Industrial Street 1 Singapore.
(11)	Represents 156,108 Class A ordinary shares held by Tianze Zihan Holdings Limited (“Tianze”), a British Virgin Islands corporation. Mr. Xiao Luo, our Chief Operating Officer, is the sole shareholder of Tianze holding 100% shares, and thus exercise 100% voting and dispositive power of our Class A ordinary shares held by Tianze.
(12)

Represents 44,601 Class A ordinary shares held by ElecJoys Holdings Limited (“ElecJoys”), a British Virgin Islands corporation. Mr. Yugang Wang, our Chief Technical Officer, is the sole shareholder of ElecJoys holding 100% shares, and thus exercise 100% voting and dispositive power of our Class A ordinary shares held by ElecJoys.

B.	Related Party Transactions

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Directors and Executive Officers,” we describe below the related party transactions of our Company and our PRC Subsidiaries that occurred during the past three fiscal years up to June 30, 2025.

Transactions with a Related Party

Shanghai GBG Enterprise Management Consulting Co., Ltd.

We purchase certain services on insurance purchase and claim assistance from Shanghai GBG, a limited liability company organized under the laws of PRC and an affiliate of Mr. Botao Ma, our Chief Executive Officer. For the fiscal years ended June 30, 2023, 2024 and 2025, the purchase amount was approximately RMB11.3 million and RMB 2.0 million and RMB 0.4 million (US$49,300), respectively, representing approximately 8%, 1% and 0%, respectively, of our total sales amount.

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

For the fiscal year ended June 30, 2025, we borrowed RMB 9.5 million from Shanghai Xinhui. The borrowing was unsecured, interest-free and due on demand. For the fiscal year ended June 30, 2025, we repaid borrowings of RMB 8.8 million to Shanghai Xinhui

Loans Made to Related Parties.

For the fiscal year ended June 30, 2023, we made loans of approximately RMB 15,500 to Ningbo Shen’an Enterprise Management Center LLP (“Ningbo Shen’an”), a limited liability company organized under the laws of PRC and controlled by Mr. Botao Ma, and we also collected approximately RMB 0.7 million from Shanghai Shenbao Enterprise Management Center LLP (“Shanghai Shenbao”), a limited liability company organized under the laws of PRC and controlled by Mr. Botao Ma, and RMB30,000 from Ningbo Shen’an.

As of June 30, 2023, we fully collected outstanding loans from our related parties.

For the fiscal year ended June 30, 2024 and 2025, we did not make loans to or collect repayment of loans from related parties.

Payments on Behalf of a Related Party.

For the fiscal year ended June 30, 2023, 2024 and 2025, we did not make payments. For the year ended June 30, 2023, Botao Ma made repayments of RMB 15.0 million (US$2.1 million) to us, and settled payable of RMB0.4 million (US$51,600) with receivables. In addition, Shanghai Xinhui settled payable of RMB 0.5 million (US$63,409) with receivables due from Botao Ma. As of June 30, 2023, all outstanding balance due from Botao Ma was fully settled.

For the years ended June 30, 2024 and 2025, we did not incur such transactions.

Amount due from Related Parties. As of June 30, 2024 and 2025, the total amount due from related parties represented advances made to Shanghai GBG of approximately RMB 16.6 million and RMB 18.2 million, respectively, in exchange for MGU services to be provided by Shanghai GBG.

Amount due to Related Parties. As of June 30, 2024 and June 30, 2025, the total amount due to related parties were comprised of the following:

	June 30, 2024	June 30, 2025
	RMB	RMB
Due to related parties
Shanghai Xinhui(a)	6,003,659	2,828,820
Botao Ma(b)	162,408	—
	6,166,067	2,828,820

(a)	As of June 30, 2024, the balance due to Shanghai Xinhui represented the amount paid by the related party on behalf of the Company to settle the subscription fees liabilities due to a shareholder.

As of June 30, 2025, the balance due to Shanghai Xinhui consisted of (i) borrowing of RMB 838,016, which was borrowed to support the Company’s working capital. The borrowing was interest free and payable on demand, and (ii) the outstanding liabilities of RMB 1,990,804 due to Xinhui for its payment on behalf of the Company to settle the subscription fees liabilities due to an investor.

(b)	As of June 30, 2024, the balance due to Mr. Botao Ma represented the operating expenses paid by Mr. Botao Ma on behalf of the Company, which was fully settled in the year ended June 30, 2025. The expenses were interest free and payable on demand.

Related Transaction with Key Management Personnel

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

Legal Proceedings

The Company currently has the following legal proceedings:

Zhibao China vs. Taiping General Insurance Company Limited (“Taiping Insurance”)

On June 3, 2024, Zhibao China, the plaintiff, filed a lawsuit at Shenzhen Futian District People’s Court against Taiping Insurance, in connection with the breach of contract pursuant to Third Party Management Service Cooperation Agreements. In this lawsuit, Zhibao China requested Taiping Insurance to repay management service fees of RMB 11,053,754.69, together with a penalty of approximately RMB 99,740 and case acceptance fees, litigation preservation fees pursuant to such Third Party Management Service Cooperation Agreements. On November 10, 2025, the Shenzhen Futian District People’s Court rendered its judgement of first instance (at the trial court level) ordering Taiping Insurance to pay Zhibao China, management service fees of RMB 11,053,754.69 and overdue-interest within ten days of the judgment’s effective date. The interest is to be calculated (i) on RMB 7,683,325.10 from February 2, 2024 and (ii) on RMB 3,370,429.59 from August 14, 2024, in each case at the one-year Loan Prime Rate published by the National Inter-bank Funding Center, until the date of actual payment.

Shanghai Chenxi Technology Group Co., Ltd. (“Shanghai Chenxi”) vs. Sunshine Insurance Brokers (Shanghai) Co., Ltd. (“Sunshine Insurance Brokers”) & Zhibao China

On June 28, 2024, Shanghai Chenxi filed a lawsuit against Sunshine Insurance Brokers and Zhibao China at Shanghai Pudong New Area People’s Court, in connection with the breach of contract pursuant to Internet Insurance Marketing Promotion Cooperation Agreement. In this lawsuit, Shanghai Chenxi requested Sunshine Insurance Brokers and Zhibao China to be jointly liable in repaying promotion service fees of RMB 14,216,437.05, together with a penalty of approximately RMB 10,883.44, litigation costs and litigation preservation fees pursuant to such Internet Insurance Marketing Promotion Cooperation Agreement.

On December 5, 2024 and February 26, 2025, Shanghai Pudong New Area People’s Court separately issued two civil mediation documents, confirming that Shanghai Chenxi reached mediation agreements with Sunshine Insurance Brokers and Zhibao China. In the mediation agreements, Sunshine Insurance Brokers agreed to pay Shanghai Chenxi a total promotion service fees of RMB 13,257,049, along with case acceptance fees and litigation preservation fees of RMB 26,577.29. Sunshine Insurance Brokers has made the first due payment of RMB 2,370,483.68 on December 11, 2024, the second due payment of RMB 1,335,000 (together with enforcement fees of RMB 15,750, totaling RMB 1,350,750) on June 24, 2025, an aggregated amount of RMB 685,194.75 on July 30, 2025, and RMB 739,243.90 on September 26, 2025.

Guangdong Zhongkang Yongdao Insurance Brokerage Co., Ltd. (“Guangdong Zhongkang”) vs. Sunshine Insurance Brokers & Zhibao China

On June 28, 2024, Guangdong Zhongkang filed a lawsuit against Sunshine Insurance Brokers and Zhibao China at Shanghai Pudong New Area People’s Court, in connection with the breach of contract pursuant to Joint Brokerage Cooperation Agreement. In this lawsuit, Guangdong Zhongkang requested Sunshine Insurance Brokers & Zhibao China to bear joint liability in repaying joint brokerage commission fees of RMB1,418,192.63, together with a penalty of approximately RMB 9,689.88 and litigation costs, litigation preservation fees pursuant to such Joint Brokerage Cooperation Agreement.

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

On May 29, 2025, Sunshine Insurance Brokers and Zhibao China agreed to mediate in court with Guangdong Zhongkang and a mediation record was formed. According to the mediation record, Guangdong Zhongkang shall pay Sunshine Insurance Brokers a settlement amount of RMB 38,280.60, case acceptance fees of RMB 758 (reduced to RMB 379), and property preservation fees of RMB 5,000, totaling RMB 5,379, to be shared equally by Guangdong Zhongkang and Sunshine Insurance Brokers. On the same day, the Shanghai Pudong New Area People’s Court issued a ruling to lift the freeze on Sunshine Insurance Brokers’ bank deposits of RMB 1,427,881. As of the date of this annual report, all obligations under the mediation record have been fulfilled.

Beijing Tiantan Puhua International Hospital (“Tiantan Puhua”) vs. Taiping Property Insurance Co., Ltd. Shanghai Branch (“Taiping Shanghai”), Shanghai Jibeiji Enterprise Management Consulting Co., Ltd. (“Jibeiji”) & Zhibao China (Peter William Anthony Hogg as the third party)

On June 3, 2024, Tiantan Puhua filed a lawsuit at Shanghai Pudong New Area People’s Court against Taiping Shanghai, Jibeiji & Zhibao China (Peter William Anthony Hogg as the third party), in connection with exercise of subrogation rights regarding the third party’s outstanding medical expenses to Tiantan Puhua. In this lawsuit, Tiantan Puhua requested Taiping Shanghai to repay medical expenses of RMB 1,389,590.94, together with relevant interests and all litigation costs. Tiantan Puhua requested Jibeiji & Zhibao China to bear joint liability in repaying the aforementioned medical expenses and relevant interests. As of the date of this annual report, the case is still pending.

Changzhou Anzhuo Logistics Co., Ltd (“Anzhuo Logistics”) vs. Yang Xiurong, Sunshine Insurance Brokers & Shanghai Asia Pacific Insurance Brokerage Co., Ltd (“Asia Pacific Insurance Brokerage”)

On June 5, 2025, Anzhuo Logistics instituted proceedings at the Xiaoshan County People’s Court, Suzhou, Anhui, naming Yang Xiurong, Sunshine Insurance Brokers and Asia-Pacific Insurance Brokerage as defendants. The plaintiff alleges that the defendants arranged insurance through unlicensed individuals, misled both insurer and insured, and induced non-disclosure, and claims damages of RMB 500,000 plus interest accruing from the date of filing.

Sunshine Insurance Brokers has challenged the jurisdiction of the court. On July 3, 2025, the Xiaoshan County People’s Court issued a ruling granting the objection and ordering the case to be transferred to the Pudong New Area People’s Court, Shanghai. On October 9, 2025, Sunshine Insurance Brokers received a hearing notice from the Pudong New Area People’s Court, scheduling the case for December 3, 2025. As of the date of this annual report, the case remains pending.

Zhonglian vs. Hangzhou Fuxiaoyun Technology Co., Ltd. (“Fuxiaoyun”)

On July 20, 2025, Zhonglian, as the plaintiff, filed a lawsuit at Ningbo Yinzhou District People’s Court against Fuxiaoyun, alleging breach of contract under a recommendation and consulting service agreement. In this action, Zhonglian seeks compensation from Fuxiaoyun for losses amounting to RMB 695,633.11, plus interest calculated at the annual LPR on the principal sum of RMB 695,633.11 from the date of filing until the date Fuxiaoyun fully settles the payment. Additionally, Zhonglian claims attorney’s fees of RMB 30,000 and all associated litigation costs. As of the date of this legal annual report, the case remains pending.

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

Dividend Policy

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with our amended and restated memorandum and articles of association, as amended from time to time, our board of directors has discretion regarding whether to declare or pay dividends or other distributions out of our funds which are lawfully available for that purpose. In addition, our shareholders may by ordinary resolution declare a dividend in accordance with the respective rights attached to the shares, provided that no dividend may exceed the amount recommended by our directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest. All dividends are subject to certain restrictions under Cayman Islands law, namely that a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See below “-C. Markets.”

B. Plan of Distribution

Not Applicable.

C. Markets

Our Class A ordinary shares are listed on the Nasdaq under the symbol “ZBAO.” As of January 5, 2026, 33,268,712 ordinary shares were issued and outstanding, of which 16,452,020 were Class A ordinary shares and 16,816,692 were Class B ordinary shares.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (Revised) of the Cayman Islands (which we refer to as the Companies Act below) and the common law of the Cayman Islands. For information on our securities, including Class A ordinary shares, Class B ordinary shares, warrants and convertible notes, please see Exhibit 2.2 Description of Securities” of this annual report.

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

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction). For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated combined company and the vesting of the undertaking, property and liabilities of such companies into the consolidated company.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company, and (unless the surviving or consolidated company is to be a non-Cayman Islands company) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

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

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

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

Shareholders’ Suits

Ogier (Cayman) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority and is therefore incapable of ratification by the shareholders;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or willful default. Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the amended and restated articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21  days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within 30 days after the end of such period of 21  days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our amended and restated articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Economic Substance Legislation of The Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities”). As we are a Cayman Islands exempted company, its compliance obligations include filing annual notifications , in which need to state whether we are carrying out any relevant activities and, if so, whether or not we have satisfied economic substance tests to the extent required under the Substance Act. It is anticipated that our company will not be engaging in any “relevant activities” and will therefore not be required to meet the economic substance requirements tests or will otherwise be subject to more limited substance requirements. However, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

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

Our Transfer Agent

The transfer agent for our Class A ordinary shares is Continental Stock Transfer & Trust Company.

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

As of the date of this annual report, this agreement has expired and was not renewed..

Cooperation Agreement with Key Insurer B

The cooperation agreement between Sunshine Insurance Brokers and Key Insurer B has been renewed annually since 2022. In December 2023, Sunshine Insurance Brokers entered into a cooperation agreement with Key Insurer B, which serves as primary insurer, and several co-insurers, for a term of one year commencing from January 1, 2024 and ending on December 31, 2024.  In November 2024, Sunshine Insurance Brokers entered into a cooperation agreement with Key Insurer B, which serves as primary insurer, and several co-insurers, for a term of one year commencing from January 1, 2025 and ending on December 31, 2025.

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

Cooperation Agreement with Key Insurer C

January 1, 2024, Sunshine Insurance Brokers entered into a service procurement agreement with Key Insurer C for the effective period commencing on November 1, 2023 and ending on June 30, 2024. As of the date of this annual report, the agreement has expired and was not renewed.

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

D. Exchange Controls

There are no laws, decrees, regulations or other legislation in the Cayman Islands that may affect the payment of dividends or other distributions to shareholders who do not reside in the Cayman Islands.  There is no limitation imposed by laws of the Cayman Islands or in our amended and restated articles of association on the rights of non-residents to hold ordinary shares.

E. Taxation

The following discussion of material Cayman Islands, PRC, and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local, and other tax laws.

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). An instrument of transfer in respect of shares is stampable if executed or brought into the Cayman Islands There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, we have obtained an undertaking from the Financial Secretary of the Cayman Islands on March 23, 2023 in the following form:

The Tax Concessions Act (Revised)
Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (Revised), the following undertaking is hereby given to the Company:

(a)	that no Act which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or in part, of any relevant payment as defined in the Tax Concessions Act (Revised).

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10%, respectively.

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

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2024 and 2025, RMB 2,401,495 and RMB6,119,295 (US$854,221) were deposited in financial institutions in the PRC, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

For information with regards to the convertible promissory notes we issued to an institutional investor, please see “Exhibit 2.2 Description of Securities” of this annual report.

B.	Warrants and Rights

For information with regards to the warrants we issued, please see “Exhibit 2.2 Description of Securities” of this annual report.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of June 30, 2025 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2024.

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

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Armando Baez, our independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

On April 3, 2024, our Board adopted a Code of Conduct and Ethics (the “Code of Ethics”), which applies to all officers, directors, and employees of us and our subsidiaries.

The Code of Ethics was adopted to reflect current best practices and enhance the personnel’s understanding of our standards of ethical business practices, promote awareness of ethical issues that may be encountered in carrying out an employee’s or director’s responsibilities, and improve its clarity as to how to address ethical issues that may arise.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HYYH and Marcum Asia for the fiscal years ending June 30 2024 and 2025, respectively.

	For the Years Ended June 30,
	2024	2025
	USD	USD
Audit Fees (1)	388,234	468,200
Audit-related Fees (2)	-	-
Total	388,234	468,200

(1)	“Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.

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

Not Applicable

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Former Independent Registered Public Accounting Firm

On November 22, 2025, the Audit Committee of the Board of Directors of the Company approved the dismissal of Marcum Asia as independent registered public accounting firm of the Company, effective on November 24, 2025.

The audit reports of Marcum Asia on the Company’s consolidated financial statements as of and for the years ended June 30, 2024 and 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years, and for the subsequent interim period through November 24, 2025, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years, and for the subsequent interim period through November 24, 2025, there were no reportable events (as defined by Item 16F(a)(1)(v) of Form 20-F), except for the material weaknesses in the Company’s internal control over financial reporting previously disclosed in the Company’s (i) registration statements on (a) Form F-1, as amended (File No. 333-290132), initially filed with the SEC on September 9, 2025, (b) Form F-1, as amended (File No. 333-286140), initially filed with the SEC on March 26, 2025 and declared effective on July 21, 2025, (c) Form F-1, as amended (File No. 333-282423), initially filed with the SEC on September 30, 2024 and declared effective on November 22, 2024, (d) Form F-1, as amended (File No. 333-274431), initially filed with the SEC on September 8, 2023 and declared effective on March 29, 2024, in connection with the Company’s initial public offering, and (e) Form F-3 (File No. 333-290341), initially filed with the SEC on September 18, 2025 and declared effective on September 29, 2025, and (ii) annual report on Form 20-F filed with the SEC on October 31, 2024 (the “2024 20-F”), as amended by Amendment No. 1 to the 2024 20-F filed with the SEC on April 28, 2025, regarding (i) insufficient number of personnel with an appropriate level of U.S. GAAP knowledge and experience and ongoing training in the application of U.S. GAAP commensurate with its financial reporting requirements, and (ii) the Company’s inadequate proper IT control related logical access security.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished Marcum Asia with a copy of the report, providing Marcum Asia with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of Marcum Asia’s letter addressed to the SEC relating to the statements made by the Company in the report.

Appointment of New Independent Registered Public Accounting Firm

On November 22, 2025, the Audit Committee approved the appointment of HYYH as independent registered public accounting firm of the Company, effective on November 24, 2025.

As previously disclosed on the Form 6-K filed with the SEC on July 2, 2025, the Company entered into a Share Purchase Agreement with certain shareholders of Zhonglian, pursuant to which the Company agreed to acquire 51% equity ownership interest of Zhonglian from the shareholders. On May 23, 2025, Zhonglian engaged HYYH to audit the financial statements of Zhonglian.

Except as disclosed above, during the Company’s two most recent fiscal years, the Company did not consult HYYH with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that HYYH concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16.G. CORPORATE GOVERNANCE

Foreign Private Issuer

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans; and

●	exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES.

On April 3, 2024, our Board adopted an Insider Trading Policy (the “Insider Trading Policy”).

The Insider Trading Policy provides guidelines to employees, officers and directors of us and our subsidiaries with respect to transactions in our securities and the procedures set forth therein is intended to help prevent insider trading and to assist the employees, officers and directors of us and our subsidiaries in complying with their obligations under the federal securities laws, please see “Exhibit 11.1 Insider Trading Policy” of this annual report.

ITEM 16K. Cybersecurity.

The management of the operation and the business affairs of a Cayman Islands company lies within the power of its board of directors. Directors of companies incorporated under the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) are subject to both statutory obligations under the Companies Act as well as fiduciary duties under the common law to the extent applicable to Cayman Islands companies. In addition to the statutory duties which include duties such as reporting obligations, the maintenance of internal company registers, accounting requirements, etc., directors of Cayman Islands companies owe fiduciary duties including the duty to act in good faith and in the best interests of the company as well as a duty to act with care, skill and diligence under English common law principles. Maintaining sufficient protection against the increasing risks associated with cybercrime is one of the key challenges to the commercial world and, the overseeing of cybersecurity risks falls within the duties of the Company’s board of directors, including its independent directors. The directors oversee cybersecurity risks as of the date of this annual report.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.4 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
2.1	Company’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
2.2*	Description of Securities
2.3	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
2.4	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
2.5	Form of Pre-funded Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
2.6	Letter Agreement dated December 11, 2024 by and between the Company and L1 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on December 11, 2024)
2.7	Waiver Agreement dated December 10, 2024 by and between the Company and L1 (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the Commission on December 20, 2024)
2.8	Letter Agreement dated February 14, 2025 by and between the Company and L1 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on February 14, 2025)
2.9	Equity Purchase Agreement, dated as of June 22, 2025, by and between the Company and Hudson Global Ventures, LLC. (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on June 26, 2025)
2.10	Registration Rights Agreement, dated as of June 22, 2025, by and between the Company and Hudson Global Ventures, LLC. (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the Commission on June 26, 2025)
2.13	Share Purchase Agreement, dated as of July 2, 2025, by and among Zhibao China and Sellers (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on July 3, 2025)
2.14	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on July 22, 2025)
4.1	English Translation of Employment Agreement dated April 1, 2018, by and between Zhibao Technology Co., Ltd. and Botao Ma (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.2	English Translation of Form of Labor Contract between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and certain executive officers of the Registrant (incorporated by reference to Exhibit 10.2 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.3	English Translation of the Office Lease and Supplemental Agreement dated June 6, 2019 and July 1, 2022, respectively, by and between Jishu Enterprise Marketing and Strategy Limited (Shanghai) and Zhibao Technology Co., Ltd. (incorporated by reference to Exhibit 10.3 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.4	English Translation of the Office Lease dated July 1, 2022, by and between Shanghai Lingang Fengxian Enterprise Services Limited and Sunshine Insurance Brokers (Shanghai) Co., Ltd (incorporated by reference to Exhibit 10.4 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.5	English Translation of the Office Lease dated August 16, 2022, by and between Jishu Enterprise Marketing and Strategy Limited (Shanghai) and Shanghai Anyi Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.6	English Translation of Cooperation Agreement dated February 10, 2023, by and between Zhibao Technology Co., Ltd. and Key Insurer A (incorporated by reference to Exhibit 10.6 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.7	English Translation of Form of Shareholder Agreement, by and between Zhibao Technology Co., Ltd. and certain investors (incorporated by reference to Exhibit 10.7 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.8	English Translation of Form of Share Surrender Agreement, by and between Zhibao Technology Co., Ltd. and its shareholders, and Declaration by Zhibao Technology Limited dated September 8, 2023 (incorporated by reference to Exhibit 10.8 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)

4.9	English Translation of Share Subscription Agreement dated April 10, 2023, by and between the Registrant and certain purchasers, and Form of Application for Shares by certain purchasers (incorporated by reference to Exhibit 10.9 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.10	Form of Director Offer Letter (incorporated by reference to Exhibit 10.10 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.11	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
4.12	Form of Security Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
4.13	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
4.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
4.15	English Translation of Cooperation Agreement dated December 2023, by and between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and Key Insurer B (incorporated by reference to Exhibit 10.15 of the Company’s Form F-1, filed with the Commission on September 30, 2024)
4.16	English Translation of Insurance Comprehensive Brand Service Procurement Agreement dated January 1, 2024, by and between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and Key Insurer C (incorporated by reference to Exhibit 4.16 of the Company’s Form 20-F, filed with the Commission on October 31, 2024)
4.17*+^	English Translation of Cooperation Agreement dated November 25, 2024, by and between Sunshine Insurance Brokers and Key Insurer B
4.18	English Translation of Employment Agreement, dated April 1, 2022, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Xiao Luo (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on December 4, 2025)
4.19	English Translation of Employment Agreement, dated October 11, 2023, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Xiaowei Le (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the Commission on December 4, 2025)
4.20	English Translation of Employment Agreement, dated November 27, 2023, by and between Zhibao Technology Co., Ltd. and Guangtong Ren (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the Commission on December 4, 2025)
8.1*	List of Subsidiaries
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Company’s Form 20-F, filed with the Commission on October 31, 2024)
11.2	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of HYYH CPA. LLC
15.2*	Consent of Jinghe Law Firm
16.1	Letter from Marcum Asia CPAs LLP to Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company’s Form 6-K, filed with the Commission on November 26, 2025)
97.1	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Form 20-F, filed with the Commission on October 31, 2024)
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

+	Certain portions of this exhibit are omitted pursuant to Item 601(b)(10)(iv) of Regulations S-K because they are not material and are the type that the registrant treats as private or confidential. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

^	Certain portions of this exhibit have been omitted pursuant to Item 601(a)(6) of Regulations S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: January 9, 2026

ZHIBAO TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Zhibao Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhibao Technology Inc. (the “Company”) as of June 30, 2024 and 2025, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024, and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations, has negative cash flow from operations, and was in an accumulated deficit position. Given the Company’s financial position, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ HYYH CPA. LLC

HYYH CPA. LLC

We have served as the Company’s auditor since 2025.

Baltimore, Maryland

January 9, 2026

ZHIBAO TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	As of June 30,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
ASSETS
Current Assets
Cash and cash equivalents	2,401,495	10,284,108	1,435,606
Restricted cash	38,743,831	4,245,599	592,663
Accounts receivable, net	130,354,429	114,070,587	15,923,640
Due from related parties	16,566,524	9,076,416	1,267,019
Prepaid expenses and other current assets, net	9,485,464	6,824,085	952,606
Total Current Assets	197,551,743	144,500,795	20,171,534

Deposit of long-term investments	—	12,475,000	1,741,443
Long-term investments in equity investee	—	2,500,000	348,987
Property and equipment, net	233,375	142,887	19,946
Intangible assets, net	2,581,046	1,539,437	214,897
Operating lease right of use assets	3,313,215	3,976,798	555,140
Restricted cash, noncurrent	5,000,000	5,000,000	697,973
Deferred tax assets	57,257	—	—
Other non-current assets	51,004	624,653	87,198
Total Non-Current Assets	11,235,897	26,258,775	3,665,584
Total Assets	208,787,640	170,759,570	23,837,118

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	26,814,237	21,800,000	3,043,163
Accounts payable	51,252,954	58,610,826	8,181,756
Insurance premium payable	38,376,850	42,789,314	5,973,158
Income tax payable	42,747	58,600	8,180
Due to related parties	6,166,067	3,128,044	436,658
Operating lease liabilities, current	2,425,135	2,078,397	290,133
Accrued expenses and other liabilities	15,990,970	12,049,786	1,682,084
Convertible notes	-	1,709,343	238,615
Derivative liabilities	-	14,327	2,000
Warrant liabilities	-	1,892,623	264,200
Total Current Liabilities	141,068,960	144,131,260	20,119,947

Operating lease liabilities, noncurrent	1,044,068	1,934,528	270,050
Deferred tax liabilities	2,683,818	—	—
Total Non-current Liabilities	3,727,886	1,934,528	270,050
Total Liabilities	144,796,846	146,065,788	20,389,997

Commitments and contingencies

Shareholders’ Equity
Class A ordinary shares (par value $0.0001 per share, 450,000,000 shares authorized, 14,707,073 and 16,105,132 shares issued and outstanding as of June 30, 2024 and 2025, respectively)	9,922	10,923	1,611
Class B ordinary shares (par value $0.0001 per share, 50,000,000 shares authorized, 16,816,692 and 16,816,692 shares issued and outstanding as of June 30, 2024 and 2025, respectively)	12,204	12,204	1,682
Additional paid-in capital	196,038,784	219,416,239	30,629,325
Accumulated deficit	(131,841,244)	(193,860,843)	(27,061,992)
Accumulated other comprehensive loss	(228,872)	(884,741)	(123,505)
Total Shareholders’ Equity	63,990,794	24,693,782	3,447,121
Total Liabilities and Shareholders’ Equity	208,787,640	170,759,570	23,837,118

The accompanying notes are an integral part of the consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD (Note 2)
Revenues	142,102,834	183,669,326	276,936,030	38,658,779
Cost of revenues	(83,485,203)	(108,908,547)	(163,366,825)	(22,805,129)
Gross profit	58,617,631	74,760,779	113,569,205	15,853,650

Operating expenses
Selling and marketing expenses	(22,495,891)	(31,606,719)	(112,234,880)	(15,667,385)
General and administrative expenses	(70,991,876)	(17,954,289)	(44,016,390)	(6,144,451)
Research and development expenses	(9,682,605)	(15,092,620)	(10,855,939)	(1,515,431)
Total operating expenses	(103,170,372)	(64,653,628)	(167,107,209)	(23,327,267)

(Loss) income from operations	(44,552,741)	10,107,151	(53,538,004)	(7,473,617)

Interest expense, net	(912,397)	(848,575)	(3,304,880)	(461,343)
Other income (expenses), net	2,907,818	507,609	(1,532,989)	(213,997)
Gain on extinguishment of liability (Note 10)	—	8,996,341	-	-
Loss on extinguishment of convertible notes	—	—	(7,174,958)	(1,001,586)
Changes in fair value of derivative liabilities	—	—	(1,031,558)	(144,000)
Changes in fair value of warrant liabilities	—	—	1,952,081	272,500
(Loss) Income Before Income Taxes	(42,557,320)	18,762,526	(64,630,308)	(9,022,043)

Income tax (expenses) benefits	(541,460)	(5,510,773)	2,610,709	364,441
Net (Loss) Income	(43,098,780)	13,251,753	(62,019,599)	(8,657,602)

Other comprehensive income (loss)
Foreign currency translation adjustments	5,118	(233,990)	(655,869)	(91,556)
Comprehensive (loss) income	(43,093,662)	13,017,763	(62,675,468)	(8,749,158)

Weighted average number of ordinary share outstanding
Basic	26,710,005	30,367,806	31,986,420	31,986,420
Diluted	26,710,005	30,367,806	31,986,420	31,986,420
(Loss) earnings per share
Basic	(1.61)	0.44	(1.94)	(0.27)
Diluted	(1.61)	0.44	(1.94)	(0.27)

The accompanying notes are an integral part of the consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2023, 2024 and 2025
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficits	Income (Loss)	Total
		RMB		RMB	RMB	RMB	RMB	RMB
As of June 30, 2022	13,183,308	8,820	13,155,570	8,817	113,111,157	(94,446,003)	—	18,682,791
Contribution from shareholders	—	—	—	—	600,000	—	—	600,000
Share based compensation	—	—	3,661,122	3,387	55,262,623	—	—	55,266,010
Net loss	—	—	—	—	—	(43,098,780)	—	(43,098,780)
Foreign exchange adjustments	—	—	—	—	—	—	5,118	5,118
As of June 30, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(137,544,783)	5,118	31,455,139
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(7,548,214)	—	(7,548,214)
As of July 1, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(145,092,997)	5,118	23,906,925
Issuance of Class A Ordinary Shares pursuant to initial public offering (“IPO”)	1,500,000	1,085	—	—	43,383,715	—	—	43,384,800
Issuance of Class A Ordinary Shares pursuant to over allotment	23,765	17	—	—	687,505	—	—	687,522
Offering cost incurred for IPO and over allotment	—	—	—	—	(17,633,556)	—	—	(17,633,566)
Issuance of warrants	—	—	—	—	627,340	—	—	627,340
Net income	—	—	—	—	—	13,251,753	—	13,251,753
Foreign exchange adjustments	—	—	—	—	—	—	(233,990)	(233,990)
As of June 30, 2024	14,707,073	9,922	16,816,692	12,204	196,038,784	(131,841,244)	(228,872)	63,990,794
Issuance of Class A Ordinary Shares pursuant to settlement of convertible notes	1,384,809	992	—	—	17,479,730	—	—	17,480,722
Share-based compensation expenses	13,250	9	—	—	97,756	—	—	97,765
Capital contribution from a shareholder	—	—	—	—	5,799,969	—	—	5,799,969
Net loss	—	—	—	—	—	(62,019,599)	—	(62,019,599)
Foreign exchange adjustments	—	—	—	—	—	—	(655,869)	(655,869)
As of June 30, 2025	16,105,132	10,923	16,816,692	12,204	219,416,239	(193,860,843)	(884,741)	24,693,782

The accompanying notes are an integral part of the consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Years Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD (Note 2)
Cash Flows From Operating Activities:
Net (loss) income	(43,098,780)	13,251,753	(62,019,599)	(8,657,602)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization expenses	928,385	1,109,606	1,132,097	158,035
Amortization of operating lease right-of-use assets	2,407,047	2,153,804	2,090,222	291,784
(Gain) loss from early termination of right-of-use assets	(58,092)	46,943	(34,321)	(4,791)
Loss from disposal of property and equipment	13,223	—	—	—
Share-based compensation expenses	55,266,010	—	97,765	13,647
Provision for doubtful receivables	1,854,686	4,118,332	21,421,734	2,990,359
Gain from extinguishment of liability (Note 10)	—	(8,996,341)	—	—
Accretion of interest expenses on convertible notes	—	—	2,761,739	385,524
Loss from extinguishment of convertible notes	—	—	7,174,958	1,001,586
Changes in fair value of derivative liabilities	—	—	1,031,558	144,000
Changes in fair value of warrant liabilities	—	—	(1,952,081)	(272,500)
Deferred income tax expenses (benefits)	513,577	5,496,536	(2,626,562)	(366,654)
Changes in operating assets and liabilities:
Accounts receivable	(29,805,495)	(65,456,574)	3,938,524	549,797
Due from related parties	(2,724,260)	(8,040,512)	(1,586,308)	(221,440)
Prepaid expenses and other current assets	(3,311,573)	(1,240,202)	2,661,378	371,514
Other non-current assets	159,865	15,000	(573,649)	(80,078)
Accounts payable	10,047,563	19,816,427	7,357,872	1,027,119
Insurance premium payable	108,124	34,823,473	4,412,464	615,956
Due to related parties	—	162,408	136,816	19,099
Income tax payable	28,343	14,404	15,853	2,213
Operating lease liabilities	(2,144,171)	(1,999,242)	(2,175,762)	(303,725)
Accrued expenses and other liabilities	8,691,653	914,832	(3,941,186)	(550,168)
Net cash used in operating activities	(1,123,895)	(3,809,353)	(20,676,488)	(2,886,325)

Cash Flows From Investing Activities
Purchase of property and equipment	—	(276,102)	—	—
Prepayments or purchase for intangible assets	(1,791,906)	(316,236)	—	—
Loans made to related parties	(15,500)	—	—	—
Collection of loan to related parties	15,771,100	—	—	—
Proceeds from disposal of property and equipment	10,520	—	—	—
Prepayment for equity investments	—	—	(12,475,000)	(1,741,443)
Investment in an equity investee	—	—	(2,500,000)	(348,987)
Net cash provided by (used in) investing activities	13,974,214	(592,338)	(14,975,000)	(2,090,430)

Cash Flows From Financing Activities
Proceeds from IPO	—	43,384,800	—	—
Proceeds from over-allotment	—	687,523	—	—
Net proceeds from issuance of convertible notes	—	—	17,483,280	2,442,491
Repayment of convertible notes	—	—	(5,264,783)	(734,935)
Capital contribution from a shareholder	600,000	—	5,799,969	809,644
Proceeds from short-term bank borrowings	30,200,000	25,000,000	40,000,000	5,583,785
Repayment of short-term borrowings	(30,932,203)	(25,453,560)	(45,014,237)	(6,283,745)
Borrowings from related parties	237,000	28,500,000	9,500,000	1,326,149
Repayment of borrowings to related parties	(437,000)	(28,790,200)	(8,661,984)	(1,209,166)
Settlement of subscription fees advanced from a investor	—	—	(3,967,865)	(553,893)
Payment of offering cost	(4,223,769)	(12,421,207)	—	—
Net cash (used in) provided by financing activities	(4,555,972)	30,907,356	9,874,380	1,380,330

Effect of exchange rate changes on cash and cash equivalents	5,116	(233,991)	(838,511)	(118,972)

Net increase (decrease) in cash, cash equivalents and restricted cash	8,299,463	26,271,674	(26,615,619)	(3,715,397)
Cash, cash equivalents and restricted cash at beginning of the year	11,574,189	19,873,652	46,145,326	6,441,639
Cash, cash equivalents and restricted cash at end of the year	19,873,652	46,145,326	19,529,707	2,726,242

ZHIBAO TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Years Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD (Note 2)
Supplemental Cash Flow Information
Cash paid for interest expense	1,241,082	4,255,412	1,223,712	170,824
Cash paid for income tax	—	—	—	—

Non-cash Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	6,609,590	1,355,484	4,617,878	644,631
Disposal of operating lease right-of-use assets	1,922,624	216,170	1,464,840	204,484
Issuance of warrants to underwriter in connection with IPO and overallotment	—	627,340	—	—
Issuance of shares to settlement convertible notes	—	—	14,148,573	1,975,065
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	As of June 30,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
Cash and cash equivalents	2,401,495	10,284,108	1,435,606
Restricted cash	38,743,831	4,245,599	592,663
Restricted cash, noncurrent	5,000,000	5,000,000	697,973
	46,145,326	19,529,707	2,726,242

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

The accompanying consolidated financial statements reflect the activities of Zhibao and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
Zhibao	January 11, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Zhibao
Zhibao Technology Holdings Limited (“Zhibao BVI”)	January 12, 2023	British Virgin Islands	100	Investment holding
Zhibao Technology Limited (“Zhibao HK”)	January 19, 2023	Hong Kong	100	Investment holding
Zhibao Labuan Reinsurance (“Zhibao Labuan”)	July 29, 2024	Malaysia	100	Brokerage services and Managing general underwriter (“MGU”) services
Zhibao China	November 24, 2015	PRC	100	MGU services
Shanghai Anyi Network Technology Co., Ltd. (“Shanghai Anyi”)	September 18, 2015	PRC	100	R&D services
Sunshine Insurance Brokers (Shanghai) Co., Ltd. (“Sunshine Insurance Brokers”)	November 17, 2011	PRC	100	Digital insurance brokerage services and offline insurance brokerage consulting services
Shanghai Zhibao Health Management Co., Ltd. (“Zhibao Health”)	November 16, 2022	PRC	100	Healthcare services
Shanghai Zhizhongbao Enterprise Management Co., Ltd. (“Zhizhongbao”)	March 6, 2025	PRC	100	Healthcare services
Shanghai Zhibao Yingshi Health Technology Co., Ltd.	September 24, 2025	PRC	51	Healthcare services

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

In March 2023, four preferred shareholders of Zhibao China surrendered their equity interest in Zhibao China. In April 2023, three of the four preferred shareholders determined to contribute the cash consideration to be received from Zhibao China in return for their equity surrender to Zhibao directly. In May 2023, Zhibao issued an aggregate of 3,507,734 ordinary shares to the three investors.

Reclassification of Class A and Class B ordinary Shares

On December 12, 2023, the shareholders of the Company passed a special resolution to reclassify 5,605,564 ordinary shares held by three shareholders into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Mr. Botao Ma, the founder and Chief Executive Officer of the Company.

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

Variable interest in Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”)

For the years ended June 30, 2023, 2024 and 2025, the Company was charged of service cost by Shanghai GBG, which is a major service provider engaged by the Company to provide MGU services for the insurance carriers. As of June 30, 2024 and 2025, the Company had outstanding balances of approximately RMB 16.6 million and RMB 18.2 million due from Shanghai GBG, respectively. The Company may be exposed to credit risks and operating risks in the event that GBG defaulted in provision of MGU services or charged high service fees to the Company, which led to conclusion that the Company has variable interest in Shanghai GBG. However, the Company did not consolidate Shanghai GBG as it is not primary beneficiary of Shanghai GBG as the Company does not have power to direct the activities that most significantly affect Shanghai GBG’s economic performance

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Liquidity Condition and Going Concern

As of June 30, 2025, the Company reported working capital of RMB 0.4 million (US$51,600). However, the Company had accumulated deficits of RMB 193.9 million (US$27.1 million) as of June 30, 2025. For the years ended June 30, 2023 and 2025, the Company reported net loss of RMB 43.1 million and RMB 62.0 million (US$8.7 million). For the years ended June 30, 2023, 2024 and 2025, the Company had operating cash outflows of RMB 1.1 million, RMB 3.8 million and RMB 20.7 million (US$2.9 million), respectively. These conditions raised substantial doubt about the Company’s ability to continue as going concern.

Furthermore, the Company has entered into multiple financing arrangements involving convertible notes and warrants that contain variable conversion and settlement features. Certain of these arrangements include variable conversion price mechanisms, anti-dilution protections, and repayment obligations that may exceed the stated principal amounts. As of June 30, 2025, certain of these financing arrangements remained outstanding and subject to future settlement. In addition, subsequent to June 30, 2025, the Company completed additional drawdowns under its existing financing arrangements.

These features and subsequent financing activities could adversely affect the Company’s liquidity and cash flows, particularly in circumstances where the Company is required to make cash payments in connection with settlements, redemptions, or default-related remedies. The potential issuance of a significant number of shares upon conversion or exercise may also limit the Company’s ability to raise additional capital on favorable terms, which could further constrain liquidity.

Accordingly, the Company’s ability to continue as a going concern is dependent, in part, on its ability to manage these financing arrangements, including outstanding and unsettled obligations, generate sufficient operating cash flows, and obtain additional financing as needed. Management’s plans include improving operating performance and maintaining access to external sources of financing to support the Company’s ongoing operations.

As of June 30, 2025, the Company had cash of RMB 10.3 million (US$1.4 million), accounts receivable of RMB 114.1 million (US$15.9 million). The Company expects to collect outstanding accounts receivable in the next twelve months. On the other hand, the Company had current liabilities of RMB 144.1 million (US$20.1 million). As of the date of issuance of the consolidated financial statements, the Company has renewed its revolving credit facility agreement with one bank pursuant to which the Company could draw down RMB 30 million for a period through October 2026. The Company could enter loan contracts under the credit facility and the Company expected it could further renew the revolving credit facility agreement upon its maturity in November 2026. Besides, Mr. Ma, the founder and Chief Executive Officer of the Company, pledged his own property with carrying value of approximately RMB 120 million for the revolving credit facility (see Note 8). Mr. Ma provided a financial support letter to the Company, pursuant to which the property is available for sale for future operating fund shortage after repayment of borrowings.

There can be no assurance that the Company future cashflows from operating activities or financing activities including borrowings and equity financing will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, alter or scale back its digital insurance brokerage services, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from June 30, 2025, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Liquidity Condition and Going Concern (cont.)

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation of deferred tax assets, valuation of fair value of convertible notes, valuation of fair value of derivative liabilities and warrant liabilities and other provisions and contingencies.

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

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, accounts payable, insurance premium payables, other payables, and due to related parties. The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants and derivative liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11 and 12). Convertible notes were measured at amortized cost using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convenience Translation

Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for year ended June 30, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.1636, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025 or at any other rate.

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

The Company uses the roll-rate method to measure the expected credit losses of accounts receivable. The Company assesses collectability by reviewing accounts receivable on aging schedules. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable. The estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the consolidated statements of operations and comprehensive income (loss). For the years ended June 30, 2024 and 2025, the Company provided expected credit losses of RMB 4,031,265 and RMB 12,345,318 against accounts receivable, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Long-term Investment

As of June 30, 2025, long-term investments represent the Company’s investment in 2.6316% equity interest in one limited partnership over which the Company neither has control nor significant influence through investments in ordinary shares.

Equity investments not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. In computing realized gains and losses on equity securities, the Company calculates cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established. As of June 30, 2025, the Company did not provide impairment against long-term investment.

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the fiscal years ended June 30, 2023, 2024 and 2025.

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

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of June 30, 2024 and 2025.

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

The Company primarily generated revenues from contracts with customers:

Insurance brokerage services

The Company offers digital insurance brokerage services to end customers/the insured for placing insurance policies, and the Company earns insurance brokerage fees from insurance carriers upon completing insurance brokerage services. The commission fees are calculated on a predetermined percentage of insurance premium of each insurance policy. The insurance brokerage services are considered as a single performance obligation, as the insurer carriers cannot benefit until the Company sells an insurance policy. Commission fees are recognized when the Company completes the insurance brokerage services, at which point the Company successfully places an insurance policy for the end customers/the insured.

The Company recognizes insurance brokerage fees net of return allowances. End customers/the insured are generally entitled to return insurance policies at any time under no conditions. Significant judgement is required to estimate return allowances. The Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. During the fiscal years ended June 30, 2023, 2024 and 2025, the Company did not record return allowance because the Company historically incurred minimal returns from end customers/the insured and the Company did not expect a significant reversal in the amount of cumulative revenue.

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

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2024 and 2025, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2024 and 2025, the Company had no deferred contract costs.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2024 and 2025, the Company had no contract liabilities.

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

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenue

For the fiscal years ended June 30, 2023, 2024 and 2025, substantially all of the Company’s revenue was generated in the PRC. The Company disaggregate revenue into two revenue streams as the following table:

	For the Years Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Insurance brokerage service fees	119,765,046	174,056,644	273,799,682
MGU service fees	22,814,079	10,198,113	3,463,519
Less: business taxes and surcharges	(476,291)	(585,431)	(327,171)
Total revenues	142,102,834	183,669,326	276,936,030

The Company disaggregates revenue by transferal of services as the following table:

	For the Years Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Services transferred over time	2,208,203	2,226,771	603,819
Services transferred at a point in time	140,370,922	182,027,986	276,659,382
Less: business taxes and surcharges	(476,291)	(585,431)	(327,171)
Total revenues	142,102,834	183,669,326	276,936,030

Cost of Revenues

Cost of revenue consists primarily of insurance policy acquisition costs, which are service fees paid to various channels for successful sales of insurance policies, promotion costs and labor cost. These costs are charged to the consolidated statements of operations and comprehensive (loss) income as incurred.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of payroll and related expenses for employees involved in selling and marketing activities, rental, brokerage service related promotion and consulting service fee and other expenses.

General and Administrative Expenses

General and administrative expenses primarily consist of employee related expenses for administrative functions, costs associated with these functions including facilities and equipment depreciation expenses, share base compensation expenses, rental and other general corporate related expenses.

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance.

Share-based Compensation

The Company grants share options, restricted shares and ordinary shares to its management, employees and third-party service providers.

For share-based awards granted to management and employees, the Company measures the cost of share options and restricted shares based on the grant-date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as specified in the applicable award agreements. When no future services are required to be performed in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For share-based awards granted to third-party service providers, the Company measures the cost of equity instruments issued in exchange for services at the fair value of the equity instruments on the date the services are completed or the equity instruments are issued, whichever is earlier, and recognizes the expense when the related services are rendered.

The Company utilizes the binomial option pricing model to determine the fair value of share options and utilizes the discounted cash flow method or quoted market prices, when available, to determine the fair value of restricted shares or ordinary shares at the relevant measurement date.

Government Grants

Government grants include cash subsidies as well as other subsidies receivable from various government agencies by the subsidiaries of the Company. Government grants are recognized as other income when all conditions attached to the grants are fulfilled and collection is reasonably assured, and recorded in the consolidated statements of operations and comprehensive (loss) income. For the year ended June 30, 2025, the government did not approve the application of government grants of RMB 1,800,000. As of June 30, 2024, the Company had recorded government grants receivable of RMB 1,800,000, as management believed, based on the information available as of that date, that all substantive conditions attached to the grants had been satisfied and that approval and collection of the grants were reasonably assured. However, during the year ended June 30, 2025, the applications for such government grants were not approved by the relevant government authority, and the Company reversed the related government grants receivable and adjusted other income accordingly.

(Loss) Earnings per Share

In accordance with ASC 260, Earnings Per Share, basic net (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed.

Diluted net (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in (loss) income periods should their effects be anti-dilutive.

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

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The Company has concluded that consolidated net (loss) income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net (loss) income as reported in the consolidated statements of operations.

	For the Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD (Note 2)
Revenues	142,102,834	183,669,326	276,936,030	38,658,779
Cost of revenues	(83,485,203)	(108,908,547)	(163,366,825)	(22,805,129)
Other operating expenses	(103,170,372)	(64,653,628)	(167,107,209)	(23,327,267)
Other income (expenses), net	1,995,421	8,655,375	(11,092,304)	(1,548,426)
Income tax (expenses) benefits	(541,460)	(5,510,773)	2,610,709	364,441
Net (loss) income	(43,098,780)	13,251,753	(62,019,599)	(8,657,602)

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2024 and 2025, RMB 2,401,495 and RMB 6,119,295 (US$ 854,221) were deposited in financial institutions in the PRC, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers. As of June 30, 2024, three customers accounted for 18%, 15% and 10% of accounts receivable, respectively. As of June 30, 2025, one customer accounted for 11% of accounts receivable.

For the fiscal year ended June 30, 2023, one customer accounted for 12% of revenues. For the fiscal year ended June 30, 2024, two customer accounted for 14% and 13% of revenues, respectively. For the fiscal year ended June 30, 2025, two customers accounted for 22% and 14% of revenues.

As of June 30, 2024, one vendor accounted for 26% of accounts payable. As of June 30, 2025, one vendor accounted for 13% of accounts payable.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk (cont.)

3)	Concentration risks (cont.)

For the fiscal year ended June 30, 2023, three vendors accounted for 25%, 13% and 11% of cost of revenues, respectively. For the fiscal year ended June 30, 2024, one vendor accounted for 11% of cost of revenues. For the fiscal year ended June 30, 2025, one vendor accounted for 22% of cost of revenues.

4)	Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Recently adopted accounting standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ended June 30, 2025. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40), (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. We adopted ASU 2020-06 on July 1, 2024. The adoption of ASU 2020-06 did not have a material impact on our consolidated financial statements and disclosures.

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

On September 29, 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”)”, which (1) refines the scope of the guidance on derivatives in ASC 815 (“Issue 1”) and (2) clarifies the guidance on share-based payments from a customer in ASC 606 (“Issue 2”). The ASU is intended to address concerns about the application of derivative accounting to contracts that have features based on the operations or activities of one of the parties to the contract and to reduce diversity in the accounting for share-based payments in revenue contracts. ASU 2025-07 is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption of the standard is permitted in an interim or annual reporting period for which financial statements have not been issued or made available for issuance. If an entity elects to early adopt the standard in an interim period, the entity must apply the standard as of the beginning of the fiscal year that includes the interim period. Further, an entity that elects to early adopt the ASU is required to early adopt the guidance for both Issue 1 and Issue 2 in the standard.

On July 30, 2025, the FASB issued ASU 2025-05 , “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Standards (cont.)

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

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of ASU 2023-06 on the consolidated financial statements.

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

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 — ACCOUNTS RECEIVABLE

As of June 30, 2024 and 2025, accounts receivable consisted of the following:

	June 30, 2024	June 30, 2025
	RMB	RMB
Accounts receivable	144,670,083	140,731,559
Less: Allowance for credit losses	(14,315,654)	(26,660,972)
	130,354,429	114,070,587

For the fiscal years ended June 30, 2023, 2024 and 2025, the movement of allowance against expected credit losses was as the following:

	June 30, 2023	June 30, 2024	June 30, 2025
	RMB	RMB	RMB
Opening balance	303,038	1,852,816	14,315,654
Adjustment of opening balance due to adoption of ASU 2016-13	—	8,821,129	—
Provision of expected credit losses	1,852,816	4,031,265	12,345,318
Writing off accounts receivable	(303,038)	(389,556)	—
Ending balance	1,852,816	14,315,654	26,660,972

4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

As of June 30, 2024 and 2025, prepaid expenses and other current assets, net consisted of the following:

	June 30, 2024	June 30, 2025
	RMB	RMB
Advance to staff	2,087,034	2,604,854
Deposits(a)	1,600,863	1,928,641
Prepaid expenses	610,404	940,146
Value-added tax recoverable	1,210,092	808,479
Employee loan	1,900,000	300,000
Government grants receivable	1,800,000	—
Others	629,026	593,920
	9,837,419	7,176,040
Less: Allowance for credit losses	(351,955)	(351,955)
Total prepayments and other current assets, net	9,485,464	6,824,085

(a)	The balance of deposits primarily consisted of office rental deposits and deposits made with distribution channels.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

The movement of the expected credit loss against prepaid expenses and other receivables for the years ended June 30, 2023, 2024 and 2025 is as follows:

	June 30, 2023	June 30, 2024	June 30, 2025
	RMB	RMB	RMB
Opening balance	263,018	264,888	351,955
Provision of expected credit losses	1,870	87,067	—
Ending balance	264,888	351,955	351,955

5 — INTANGIBLE ASSETS, NET

As of June 30, 2024 and 2025, intangible assets, net consisted of the following:

	June 30, 2024	June 30, 2025
	RMB	RMB
Software	6,167,067	6,167,067
Less: accumulated amortization	(3,586,021)	(4,627,630)
	2,581,046	1,539,437

For the fiscal years ended June 30, 2023, 2024 and 2025, amortization expenses were RMB 920,418, RMB 1,064,363 and RMB 1,041,609 (US$145,403), respectively.

The following is a schedule, by years, of amortization of intangible assets as of June 30, 2025:

June 30, 2025
RMB
For the year ending June 30, 2026	540,134
For the year ending June 30, 2027	540,134
For the year ending June 30, 2028	312,995
For the year ending June 30, 2029	146,174
1,539,437

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 — LEASES

As of June 30, 2024 and 2025, Zhibao China Group leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 12 months and 60 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of operations and comprehensive (loss) income. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the consolidated statements of operations and comprehensive (loss) income. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its consolidated statements of operations and comprehensive (loss) income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	June 30, 2024	June 30, 2025
	RMB	RMB
Right of use assets	3,313,215	3,976,798

Operating lease liabilities, current	2,425,135	2,078,397
Operating lease liabilities, noncurrent	1,044,068	1,934,528
Total operating lease liabilities	3,469,203	4,012,925

Other information about the Company’s leases is as follows:

	June 30, 2023	June 30, 2024	June 30, 2025
	RMB	RMB	RMB
Operating cash flows used in operating leases	2,144,171	1,999,242	2,175,762
Weighted average remaining lease term (years)	2.25	1.67	1.99
Weighted average discount rate	4.75%	4.55%	3.86%

Operating lease expenses were RMB 2,618,366, RMB 2,335,152 and RMB 2,353,117 (US$328,482), respectively, for the fiscal years ended June 30, 2023, 2024 and 2025, among which RMB nil, RMB 235,815 and RMB 255,335 (US$35,643) were incurred for short-term lease arrangements for the fiscal years ended June 30, 2023, 2024 and 2025, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 — LEASES (cont.)

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

June 30, 2025
RMB
For the year ending June 30, 2026	2,149,526
For the year ending June 30, 2027	1,463,930
For the year ending June 30, 2028	523,235
Total lease payments	4,136,691
Less: imputed interest	(123,766)
Present value of lease liabilities	4,012,925

7 — DEPOSIT OF LONG-TERM INVESTMENTS

Deposit of long-term investments represented cash consideration advanced to the shareholders of certain equity investees. As of June 30, 2024 and 2025, deposit of long-term investments consisted of the following:

	June 30, 2024	June 30, 2025
	RMB	RMB
Deposit of investment in Zhonglian Jinan Insurance Brokers Co., Ltd. (“Zhonglian”) – deposit related to an acquisition in progress (a)	—	6,700,000
Deposit for non-controlling interests in other investees (b)	—	5,775,000
	—	12,475,000

(a)	On July 2, 2025, Zhibao China entered into a Share Purchase Agreement (the “SPA”) with Zhonglian and its shareholders of Zhonglian. Pursuant to the terms and conditions set forth in the SPA, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian for a total purchase price of RMB25.5 million (the “Acquisition”). As of June 30, 2025, the Company made deposits of RMB 6,700,000 to the shareholders of Zhonglian. Upon the closing of the Acquisition, the Company would consolidate the financial statements of Zhonglian in its consolidated financial statements.

(b)	For the year ended June 30, 2025, Zhibao China also made deposits aggregating RMB 5,775,000 to three investees over which the Company had no control nor significant influence. Upon closing of the investment, the Company would elect to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 — SHORT-TERM BANK BORROWINGS

As of June 30, 2024 and 2025, short-term bank borrowings consisted of the following:

	June 30, 2024	June 30, 2025
	RMB	RMB
China Merchant Bank (“CMB”)(a)	20,000,000	20,000,000
Bank of Shanghai (“BOS”)(b)	5,000,000	—
China Construction Bank (“CCB”)(c)	1,814,237	1,800,000
	26,814,237	21,800,000

(a)	In October 2020, Zhibao China Group entered into an extended three-year bank credit facility with CMB under which Zhibao China Group can draw-down up to RMB 30,000,000 by October 14, 2023. In October 2023, Zhibao China Group entered into an extended three-year bank credit facility with CMB under which Zhibao China Group can draw-down up to RMB 30,000,000 by October 2026. The credit facility was collateralized by properties owned by Mr. Botao Ma, the founder and Chief Executive Officer of the Company. In addition, the credit facility was also mutually guaranteed by Mr. Botao Ma and Ms Xiaohong Huang, the wife of Mr. Botao Ma. The borrowings bore interest rate ranging between 2.75% and 3.45% per annum. The term for each borrowing is one year.

For the years ended June 30, 2023, 2024 and 2025, Zhibao China Group drew down RMB 28,300,000, RMB 20,000,000 and RMB 40,000,000 (US$5,583,785) from CMB, and repaid RMB 23,300,000, RMB 25,000,000 and RMB 40,000,000 (US$5,583,785), respectively.

(b)	In September 2023, Zhibao China Group borrowed RMB 5,000,000 from BOS with maturity date due in September 2024. The loan was mutually guaranteed by Mr. Botao Ma and China Financing Guarantee Association for . The borrowings bore interest rate of 3.65% per annum. In September 2024, the Company repaid the borrowing.

(c)

Zhibao China Group borrowed loans of RMB 1,900,000 from CCB in November 2022. The borrowing bore interest rate of 3.85% per annum. For the year ended June 30, 2024 and 2025, the Company repaid borrowings of RMB 85,763 and RMB 14,237, respectively.

Interest expenses were RMB1,241,082, RMB986,785 and RMB 978,468 for short-term borrowings for the fiscal years ended June 30, 2023, 2024 and 2025. The weighted average interest rates of bank borrowings were 3.52% and 2.89% per annum as of June 30, 2024 and 2025, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 — ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2024 and 2025, accrued expenses and other liabilities consisted of the following:

	June 30, 2024	June 30, 2025
	RMB	RMB
VAT and other taxes payable	5,462,014	2,446,880
Accrued payroll and welfare	3,148,555	2,864,484
Due to insurance carriers	1,357,228	1,413,757
Deposits payable	995,778	1,125,778
Other payables to suppliers (1)	5,027,395	4,198,887
	15,990,970	12,049,786

(1)	Other payable mainly includes payable to suppliers for promotion service, daily operation and other service.

10 — SUBSCRIPTION FEES ADVANCED FROM ONE INVESTOR

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

On April 12, 2024, the Company entered into the agreement with such investor. Pursuant to the agreement, the Company settled this liability at the consideration of RMB 6,003,659, which was paid by Shanghai Xinhui Investment Consulting Co., Ltd, a related party (see Note 17). The difference between RMB 6,003,659 and the carrying amount of the liability was recognized as the gain on extinguishment of liability.

11 — CONVERTIBLE NOTES

On September 23, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches (the “Financing”).

On September 23, 2024, the Company consummated the first closing of the first tranche (the “First Closing of First Tranche”) and issued to the Investor, (A) a convertible promissory note in the aggregate principal amount of up to $750,000, (B) a warrant to purchase up to 74,451 Class A ordinary shares at an initial exercise price of $4.71 per share, subject to certain adjustments (the “Purchase Warrants”), and (C) a pre-funded warrant to purchase up to 191,522 shares at a nominal exercise price of $0.0001 per share, subject to certain adjustments (the “Pre-Funded Warrant”). Pre-Funded Warrants may only be exercised upon occurrence of an Event of Default. In return, the Company received $675,000 (net of original issue discount of 10%) on September 24, 2024 in the First Closing of First Tranche, excluding expenses and commissions.

On October 1, 2024, the Company and the Investor consummated the second closing of the First Tranche. The Company received $675,000 (net of original issue discount of 10%) on October 7, 2024 in a second closing of the First Tranche, excluding expenses and commissions (the “Second Closing of First Tranche”). In the Second Closing of First Tranche, the Company issued to the Investor Purchase Warrants to purchase up to 79,599 shares at an initial exercise price of $4.47 per share, subject to certain adjustments.

On December 11, 2024, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the third closing of the First Tranche (the “Third Closing of the First Tranche”). The Company received $900,000 (net of original issue discount of 10%) on December 12, 2024, in the Third Closing of the First Tranche, excluding expenses and commissions, and issued to the Investor Purchase Warrants to purchase up to 160,020 shares at an initial exercise price of $3.25 per share, subject to certain adjustments.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

On February 14, 2025, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the first closing of the Second Tranche (the “First Closing of the Second Tranche”). The Company received $630,000 (net of original issue discount of 10%) on February 20, 2025, in the First Closing of the Second Tranche, excluding expenses and commissions, and issued to the Investor Purchase Warrants to purchase up to 202,459 shares at an initial exercise price of $1.70 per share, subject to certain adjustments.

In return, the Company received $2,880,000 (net of original issue discount of 10%) in the four closings and incurred expenses and commissions of $437,509.

The Notes will mature on the first anniversary from its issuance. No interest is charged to the Notes. The key terms of the Notes are as follows:

Conversion

The holder of the Notes shall have the right, at such holder’s sole discretion, to convert all or any portion of the convertible notes into Class A ordinary shares at any time after September 23, 2024 at following fixed conversion prices.

Initial Conversion Price
US$
First Closing of First Tranche	4.71
Second Closing of First Tranche	4.66
Third Closing of First Tranche	3.06
First Closing of Second Tranche	1.70

 Effective upon each of the second Closing and third Closing of First Tranche and Second Tranche, as applicable, the Fixed Conversion Price shall be decreased, but in no event increased, to an amount equal to the lowest of 120% of the average three-day VWAP calculated immediately prior to the applicable Closing date. As a result of the application of this VWAP-based adjustment mechanism upon the First Closing of the Second Tranche, the conversion price was adjusted to $1.70 as of June 30, 2025.

If the Company receives a conversion notice to convert the First Tranche convertible notes at a time at which the conversion price is less than $0.7616, the Company shall issue a number of shares equal to the conversion amount divided by $0.7616 and pay the economic difference between the conversion price and $0.7616 in cash. If the Company receives a conversion notice to convert the Second Tranche convertible notes at a time at which the conversion price is less than $0.2820, the Company shall issue a number of shares equal to the conversion amount divided by $0.2820 and pay the economic difference between the conversion price and $0.2820 in cash.

The conversion price is subject to adjustments in the events of i) share splits and combinations, ii) Class A ordinary share dividends and distributions, iii) reclassifications, exchanges, substitutions, and iv) issuance of common stocks, issuance of options, issuance of convertible stocks, change in option price or rate of conversion and issuance of units. In addition, the conversion price is also subject to down-round adjustments including adjustments for issuance of common stocks, issuance of options, issuance of convertible stocks, change in option price or rate of conversion and issuance of units.

Acceleration

Upon two trading days’ notice to the Company (the date of such notice, the “Monthly Payment Adjustment Notice Date”), the Investor may elect at its sole option, to defer or accelerate up to five (5) Monthly Payments or any portion of a Monthly Payment, to any Trading Day succeeding such Monthly Payment Adjustment Notice Date provided such date precedes the next monthly Payment Date, provided, however, that any such accelerations shall be payable in shares rather than cash. In addition, the Investor and the Company may mutually agree to additional accelerations or deferrals in excess of the up to five (5) accelerations or deferrals provided for above.

Repayment

Commencing on the earlier of (i) the 60-day anniversary of September 23, 2024 and (ii) the date on which the Resale Registration Statement registering the conversion shares issuable under this Note shall have been declared effective by the SEC, the Company shall pay 105% of the total principal in monthly installments to the Holder of the Notes.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

The monthly payments shall be payable in cash; provided, however, that the Company may elect to pay all or part of a monthly payment in the form of conversion shares in the following formula: (A) the monthly payment for such month shall be 100% of the total principal amount multiplied by the quotient determined by dividing one by the remaining number of months divided by (B) a price per share equal to the lesser of (i) the fixed conversion price then in effect, and (ii) 93.5% of the average of the four (4) lowest daily VWAPs during the 15 Trading Day period immediately preceding the applicable payment date, provided that such price shall not be less than $0.7616 for the First Tranche Convertible Notes or $0.2820 for the Second Tranche Convertible Notes.

The Company is also obliged to transfer make whole shares in the event that the 93.5% of market price prevailing on 15 trading days succeeding the payment dates is less than the conversion price. The number of make whole shares equals to the difference between the number of conversion shares the Holder received in monthly payment and the number of conversion shares which the Holder would have received had the succeeding market price applied to such monthly payment.

As of June 30, 2025, the Company has fully settled the note issued in First Closing of First Tranche with principal amount of $750,000, the note issued in Second Closing of First Tranche with principal amount of $750,000 and note issued in Third Closing of First Tranche with principal amount of $1,000,000, and partially settled the note issued in the First closing of Second Tranche with principal amount of $210,000 by issuance of an aggregate of 1,384,809 Class A ordinary shares and payment of cash consideration of $734,935 to the Investor.

Accounting for the Convertible Notes

The Company has classified the convertible notes as liabilities under ASC 470 because it is a debt in its legal form. The Company determined that the conversion feature within the Notes meet the definition of embedded derivatives and the Group estimated a fair value of the derivative liability using the Binominal Tree Model at the date of issuance.

The convertible notes were issued in multiple closings. The Company initially recognized each convertible note at its residual value after allocating the net proceeds of each issuance to the related warrant liabilities (Note 12) and embedded derivative liabilities. Accordingly, the Company allocated net proceeds of $370,328, $420,000, $633,000 and $428,150 to the convertible notes issued in each respective closing.

Subsequently, the Company accretes interest on convertible notes based on effective interest rate. The interest expenses was charged to the account of interest expenses on the consolidated statements of operations and comprehensive loss. For the year ended June 30, 2025, the Company recognized interest expenses of $385,524 on convertible notes.

On settlement of the Notes, the Company adopted extinguishment accounting to derecognize the convertible notes. The Company charged the difference between the carrying amount of the convertible notes in addition to the fair value of related derivative liabilities and the fair value of Class A ordinary shares on payment dates into the account of “loss on settlement of convertible notes” on the consolidated statements of operations and comprehensive (loss) income. For the year ended June 30, 2025, the Company recognized loss on settlement of convertible notes of $1,001,586.

The conversion feature is accounted for as a derivative liability at fair value, with changes in fair value charged to consolidated statements of operations and comprehensive (loss) income. For the year ended June 30, 2025, the Company recognized an increase in fair value of derivative liability of $144,000 of conversion feature.

As of June 30, 2025, the carrying amounts of the Company’s convertible notes are RMB 3,510,163 ($490,000), net of unamortized debt discount of RMB 1,800,820 ($251,385).

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s derivate liabilities at their measurement dates:

	First Closing of First Tranche	Second Closing of First Tranche	Third Closing of First Tranche	First Closing of Second Tranche
Issuance Date	On September 24, 2024	On October 7, 2024	On December 12, 2024	On February 20, 2025
Risk-free rate	3.86%~4.02%	4.28%~4.41%	4.34%~4.35%	4.29%~4.33%
Estimated volatility rate	37.57%~42.09%	38.86%~45.27%	38.52%~43.00%	31.36%~38.94%
Dividend yield	0%	0%	0%	0%
Bond yield	8.32%	8.62%	8.66%	8.69%

	First Closing of First Tranche	First Closing of First Tranche	Second Closing of First Tranche	Second Closing of First Tranche	Second Closing of First Tranche	Second Closing of First Tranche
Extinguishment date or Balance sheet date	On November 22, 2024	On December 6, 2024	On December 6, 2024	On December 23, 2024	On January 23, 2025	On February 24, 2025
Risk-free rate	4.53%	4.32%~4.42%	4.41%	4.39%~4.41%	4.28%	4.29%
Estimated volatility rate	37.60%	38.04%~43.99%	39.17%~48.45%	44.96%~49.86%	34.85%~37.20%	34.51%~35.04%
Dividend yield	0%	0%	0%	0%	0%	0%
Bond yield	8.32%	8.64%	8.64%	8.81%	8.70%	8.62%

	Third Closing of First Tranche	Third Closing of First Tranche	Third Closing of First Tranche	Third Closing of First Tranche	Third Closing of First Tranche
Extinguishment date or Balance sheet date	On February 24, 2025	On April 1, 2025	On April 23, 2025	On May 23, 2025	On June 23, 2025
Risk-free rate	4.26%~4.29%	4.15%~4.24%	4.08%~4.10%	4.10~4.29%	4.25%
Estimated volatility rate	30.21%~40.01%	21.78%~36.67%	35.13%~40.10%	38.65%~42.77%	38.52%
Dividend yield	0%	0%	0%	0%	0%
Bond yield	8.62%	8.49%	8.63%	8.65%	8.51%

	First Closing of Second Tranche	First Closing of Second Tranche	First Closing of Second Tranche	First Closing of Second Tranche
Extinguishment date or Balance sheet date	On April 15, 2025	On June 3, 2025	On June 16, 2025	On June 30, 2025
Risk-free rate	4.02%~4.11%	4.17%~4.23%	4.20%~4.26%	4.04%~4.09%
Estimated volatility rate	28.96%~40.19%	28.62%~44.44%	30.60%~40.75%	28.25%~39.62%
Dividend yield	0%	0%	0%	0%
Bond yield	8.63%	8.62%	8.59%	8.38%

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 — WARRANT LIABILITIES

In connection with convertible notes (Note 11), the Company issued Purchase Warrants to the Holder to purchase up to 74,451 Class A ordinary shares, 79,599 Class A ordinary shares, 160,020 Class A ordinary shares and  202,459 Class A ordinary shares, respectively, in the First Closing of First Tranche, Second Closing of First Tranche, Third Closing of First Tranche and First Closing of Second Tranche. Each of the Purchase Warrants will mature on the fifth anniversary since its issuance.

The exercise price for each Purchase Warrants were as the following:

Exercise Price
US$
First Closing of First Tranche	4.71
Second Closing of First Tranche	4.47
Third Closing of First Tranche	3.25
First Closing of Second Tranche	1.70

The Purchase Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Purchase Warrants. The exercise prices of the Purchase Warrants are subject to adjustments in the events of i) share splits and combinations, ii) ordinary share dividends and distributions, iii) reclassifications, exchanges, substitutions, and iv) issuance of Class A ordinary shares, issuance of options, issuance of convertible stocks, change in option price or rate of conversion and issuance of units. If at any time after 90 days after the Initial Exercise Date there is no effective registration statement registering the Purchase Warrant Shares, or the prospectus contained therein is not available for the issuance of the Purchase Warrant Shares to the Holder, then this Purchase Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise”.

On December 16, 2024, the Company entered into a share subscription facility (the “Share Subscription Facility”), pursuant to which a third-party investor agreed, subject to certain conditions, to subscribe for the Company’s Class A ordinary shares. In connection with the Share Subscription Facility, the Company entered into a waiver agreement (the “Waiver Agreement”) with the Holder of the Company’s convertible notes and purchase warrants. Pursuant to the Waiver Agreement, the Holder agreed to waive certain rights arising under the Securities Purchase Agreement and the related convertible notes, including rights related to price adjustments and other protective provisions, that could otherwise have been triggered by the Company’s entry into equity financing arrangements.

On June 22, 2025, upon the Company’s entry into an equity purchase agreement with Hudson Global Ventures, LLC, which constituted a triggering event under the Waiver Agreement, the Company issued 240,000 Waiver Warrants to L1 at an exercise price of $1.70 per share, subject to adjustment for subsequent financing transactions.

In addition, pursuant to the anti-dilution and price adjustment provisions of the Purchase Warrants, subsequent financing transactions at prices below the then-current exercise prices resulted in a downward adjustment of the exercise prices of all outstanding Purchase Warrants and Waiver Warrants to $1.70 per share.

The issuance of Purchase Warrants triggered the adjustments of exercise prices for Purchase Warrants issued in the three closings of First Tranche and one closing of Second Tranche. The Company adjusted the Purchase Warrants to the Holder to purchase up to 206,318 Class A ordinary shares, 209,343 Class A ordinary shares, 305,987 Class A ordinary shares and 202,459 Class A ordinary shares, respectively, in the First Closing of First Tranche, Second Closing of First Tranche, Third Closing of First Tranche and First Closing of Second Tranche. The Company adjusted the Waiver Warrants to the Holder to purchase up to 397,411 Class A ordinary shares. The exercise price was decreased to $1.70 for all Purchase Warrants and Waiver Warrants.

As the Purchase Warrants are not indexed to the Company’s stock according to ASC 815, therefore, the Purchase Warrants are classified as liability. The Company accounted for warrant liability with fair value changes charged to the account of “changes in fair value of warrant liabilities” on the condensed consolidated statements of operations and comprehensive loss.

On issuance dates, the Company recognized the Purchase Warrants at fair value of $106,000, $120,000, $149,000 and $85,200, respectively. For the year ended June 30, 2025, the Company recognized gain on fair value change of warrant liabilities aggregating $277,200.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 — WARRANT LIABILITIES (cont.)

The Waiver Warrants were determined to be derivative liabilities under ASC 815-40, as they are not considered indexed to the Company’s own stock due to their variable settlement provisions. The Waiver Warrants constituted newly issued derivative instruments and were initially recognized at fair value on the issuance date.

The issuance of the Waiver Warrants did not result in the replacement or cancellation of the existing convertible notes issued in the first three closings, nor did it modify the notes’ principal amounts, stated interest rates, or contractual maturity dates. Instead, the Waiver Warrants were issued as consideration to the holder in exchange for the waiver of certain rights under the existing convertible notes. Accordingly, the Company concluded that the issuance of the Waiver Warrants represented a modification of the existing convertible notes rather than an extinguishment under ASC 470-50.

The fair value of the Waiver Warrants was recorded as an additional debt discount and is amortized over the remaining term of the related credit facility using the effective interest method. As the convertible notes issued in the first three closings were fully repaid on June 23, 2025, the remaining unamortized debt discount related to the Waiver Warrants was expensed immediately upon issuance.

For the year ended June 30, 2025, the Company recognized $76,500 of interest expense related to the debt discount arising from the issuance of the Waiver Warrants.

The fair value of Purchase Warrant and Waiver Warrants was estimated using Black-Scholes model. The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	First Closing of First Tranche	Second Closing of First Tranche	Third Closing of First Tranche	First Closing of Second Tranche	Waiver Warrants
Issuance Date	On September 24, 2024	On October 7, 2024	On December 12, 2024	On February 20, 2025	On June 22, 2025
Risk-free rate	3.62%	4.00%	4.37%	4.50%	3.99%
Estimated volatility rate	43.79%	43.88%	44.39%	40.58%	38.11%
Dividend yield	0%	0%	0%	0%	0%
Spot price of underling ordinary share	3.87	3.86	2.53	1.28	0.98
Exercise price	4.71	4.47	3.25	1.70	1.70
Fair value of Purchase Warrant in USD	106,000	120,000	149,000	85,200	76,500

	First Closing of First Tranche	Second Closing of First Tranche	Third Closing of First Tranche	First Closing of Second Tranche	Waiver Warrants
Balance Sheet Date	On June 30, 2025	On June 30, 2025	On June 30, 2025	On June 30, 2025	On June 30, 2025
Risk-free rate	3.87%	3.87%	3.89%	3.83%	3.82%
Estimated volatility rate	37.58%	37.52%	38.23%	37.81%	38.18%
Dividend yield	0%	0%	0%	0%	0%
Spot price of underling ordinary share	1.01	1.01	1.01	1.01	1.01
Exercise price	1.70	1.70	1.70	1.70	1.70
Fair value of Purchase Warrant in USD	38,800	39,500	62,400	42,300	81,200

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 — EQUITY

Ordinary shares

The Company’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share, consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each.

On January 11, 2023, the Company issued 6,373,327 ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 6,373,327 ordinary shares.

As stated in Note 1, the Company issued an aggregate of 3,507,734 ordinary shares to the three shareholders in May 2023.

On May 24, 2023, the Company issued 1,220,374 ordinary shares to Shanghai Xinhui Investment Consulting Co., Ltd. in exchange for cash consideration of RMB 5,820,049. In March 2025, the Company received cash consideration of RMB 5,799,969.

On December 12, 2023, the shareholders of the Company passed a special resolution to reclassify 5,605,564 ordinary shares held by three shareholders into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the three shareholders are controlled by Mr. Botao Ma, the founder and Chief Executive Officer of the Company.

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to vote 20 votes on any resolutions.

On February 4, 2024, the Company’s shareholders and Board of Directors approved: (i) the reclassification of 44,394,436 Class A ordinary shares to be 44,394,436 Class B ordinary shares and (ii) the issuance of an aggregated 20,000,000 shares of Class A ordinary shares, at par value of $0.0001, and Class B ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 20,000,000 Class A ordinary shares and Class B ordinary shares.

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

During the year ended June 30, 2025, the Company issued an aggregated 1,384,809 Class A ordinary shares to holders of convertible notes (Note 11) to settle the principal of RMB 14,148,579 (US$1,975,065).

In March 10, 2025, the Company issued 13,250 Class A ordinary shares to a financial consultant as financial advisory services compensation. The Company record the service expenses of RMB 97,765, in the account of general and administrative expenses, by reference to the closing price prevailing on the share issuance date.

As a result of the issuances and reclassification stated above, the Company had 450,000,000 authorized Class A ordinary shares, par value of US$0.0001, of which 14,707,073 and 16,105,132 Class A ordinary shares were issued and outstanding as of June 30, 2024 and 2025, respectively. The Company had 50,000,000 authorized Class B ordinary shares, par value of US$0.0001, of which 16,816,692 and 16,816,692 Class B ordinary shares were issued and outstanding as of June 30, 2024 and 2025, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 — EQUITY (cont.)

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

As of June 30, 2024 and 2025, the Company’s PRC subsidiaries did not set aside statutory reserves. As of June 30, 2025, the Company had restricted net assets of approximately RMB 75 million.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Zhibao BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Zhibao HK was not subject to Hong Kong profit tax for FY2025 as it did not have assessable profit in FY2025. There are no withholding taxes in Hong Kong on remittance of dividends.

Malaysia

Zhibao Labuan is incorporated in Malaysia and is subject to Malaysia Corporate Income Tax imposed on income accruing in or derived from Malaysia. Zhibao Labuan is subject to the standard corporate tax rate of 24% if in a taxable position. However, resident companies that qualify as small and medium-sized enterprises may benefit from a reduced tax rate of 15% on the first RM 150,000 of chargeable income and 17% on the next RM 450,000.

PRC

Zhibao China, Sunshine Insurance Brokers, Shanghai Anyi, Zhibao Health and Zhizhongbao were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

(Loss) Income before income tax expense is attributable to the following geographic locations:

	For the Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
PRC	(42,687,229)	10,537,631	(50,677,236)
Non-PRC	129,909	8,224,895	(13,953,072)
Total (loss) income before income tax expense	(42,557,320)	18,762,526	(64,630,308)

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX (cont.)

PRC (cont.)

The income tax provision consists of the following components:

	For the Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax (expenses	(27,883)	(14,237)	(15,853)
Deferred income tax (expenses) benefits	(513,577)	(5,496,536)	2,626,562
Total income tax (expenses) benefits	(541,460)	(5,510,773)	2,610,709

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
(Loss) income before income tax	(42,557,320)	18,762,526	(64,630,308)
PRC statutory income tax rate	25%	25%	25%
Computed income tax benefits (expenses) with PRC statutory income tax rate (25%)	10,639,329	(4,690,630)	16,157,575
Effect of different tax rates in other jurisdictions	21,760	(207,099)	(3,465,770)
Effect of staff welfare expense	(61,534)	—	—
Effect of additional deduction of qualified R&D expenditures	—	—	662,285
Effect of entertainment expense	(182,962)	(475,202)	(230,952)
Effect of gain from extinguishment of liability	—	2,249,085	—
Effect of non-deductible expenses	(74)	—	(32,556)
Effect of share-based compensation	(13,816,502)	—	—
Effect of changes in valuation allowance	2,858,523	(2,386,927)	(10,852,592)
Effect of expired NOL	—	—	(391,455)
Effect of true-up on NOL	—	—	764,174
Total income tax (expenses) benefits	(541,460)	(5,510,773)	2,610,709

The significant components of deferred taxes were as follows:

	As of June 30, 2024	As of June 30, 2025
	RMB	RMB
Deferred tax assets
Net operating loss carrying forwards	10,523,266	15,316,222
Allowance against doubtful accounts	3,578,914	6,898,153
Operating lease liabilities	4,517,779	5,060,696
Total deferred tax assets	18,619,959	27,275,071
Less: Valuation allowance	(10,366,052)	(21,218,644)
Total deferred tax assets, net of valuation allowance	8,253,907	6,056,427
Net off against deferred tax liabilities	(8,196,650)	(6,056,427)
Total Deferred tax assets, net	57,257	—

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX (cont.)

PRC (cont.)

	As of June 30, 2024	As of June 30, 2025
	RMB	RMB
Deferred tax liabilities
Operating lease right of use assets	4,498,450	4,991,631
Timing difference - revenue recognized prior to issuance of PRC VAT invoices	6,382,018	1,064,796
Total deferred tax liabilities	10,880,468	6,056,427
Net off against deferred tax assets	(8,196,650)	(6,056,427)
Deferred tax liabilities, net	2,683,818	—

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

Total net operating losses carryforwards of the Company’s subsidiaries in mainland China is RMB 40,527,246 and RMB 61,212,089 as of June 30, 2024 and 2025, respectively. As of June 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2030, if not utilized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Company’s history of losses and the uncertainty of future profitability, and concluded that it is more likely than not that the Company will not generate future taxable income to utilize the deferred tax assets prior to the expiration of the majority of net operating losses. Accordingly, as of June 30, 2024 and 2025, a valuation allowance of RMB 10,366,052 and RMB 21,218,644, respectively, was provided against deferred tax assets.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX (cont.)

Unrecognized tax benefits

As of June 30, 2024 and 2025, the Company had unrecognized tax benefits of RMB 1,026,964 and RMB 1,026,964, both of which were deducted against the deferred tax assets on tax losses carry forward. As a full valuation allowance has been recorded against the related deferred tax asset, the recognition of these unrecognized tax benefits would not affect the Company’s effective tax rate. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

The Company recognizes interest and penalties, where applicable, as a component of income tax expense.

As of June 30, 2024, and 2025, the Company did not accrue interest related to unrecognized tax benefits. For the year ended June 30, 2024 and 2025, the Company did not reverse any interest related to unrecognized tax benefits. The Company did not record any penalties related to unrecognized tax benefits.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

15 — (LOSS) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per share for the fiscal years ended June 30, 2023, 2024 and 2025:

	For the Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD (Note 2)
Net (Loss) Income	(43,098,780)	13,251,753	(62,019,599)	(8,657,602)

Weighted average number of ordinary share outstanding
Basic	26,710,005	30,367,806	31,986,420	31,986,420
Diluted	26,710,005	30,367,806	31,986,420	31,986,420
(Loss) earnings per share
Basic	(1.61)	0.44	(1.94)	(0.27)
Diluted	(1.61)	0.44	(1.94)	(0.27)

Pursuant to ASC 260, Earnings Per Share, the Company has retroactively restated all shares and per share data for all periods presented. For the year ended June 30, 2024 and 2025, the Company incurred net losses. Accordingly, all potentially dilutive securities were anti-dilutive and were excluded from the calculation of diluted (loss) earnings per share. The weighted-average number of potentially anti-dilutive shares excluded from calculation of dilutive earnings per share are as follows:

	For the Year Ended June 30,
	2023	2024	2025
IPO warrants	—	75,000	75,000
Over-allotment warrants	—	1,188	1,188
Convertible notes (note 11)	—	—	564,823
Total	—	76,188	641,011

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company are parties to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Legal proceedings

On June 28, 2024, Shanghai Chenxi Technology Group Co., Ltd. (“Shanghai Chenxi”) filed a lawsuit against Sunshine Insurance Brokers and Zhibao China at Shanghai Pudong New Area People’s Court, in connection with the breach of contract pursuant to Internet Insurance Marketing Promotion Cooperation Agreement. In this lawsuit, Shanghai Chenxi requested Sunshine Insurance Brokers and Zhibao China to be jointly liable in repaying promotion service fees of approximately RMB 14.2 million, together with a penalty of approximately RMB 10,883, litigation costs and litigation preservation fees pursuant to such Internet Insurance Marketing Promotion Cooperation Agreement.  Shanghai Chenxi filed a lawsuit against Shanghai Anyi at Shanghai Pudong New Area People’s Court, in connection with the breach of contract pursuant to Brand Promotion and Communication Service Agency Procurement Framework Agreement. In this lawsuit, Shanghai Chenxi requested Shanghai Anyi to repay promotion service fees of approximately RMB 0.9 million, together with a penalty of approximately RMB 12,764, attorney fees of RMB 40,000 and litigation costs, litigation preservation fees pursuant to such Brand Promotion and Communication Service Agency Procurement Framework Agreement. On December 5, 2024 and February 26, 2025, Shanghai Pudong New Area People’s Court separately issued two civil mediation documents, confirming that Shanghai Chenxi reached mediation agreements with Sunshine Insurance Brokers and Zhibao China. In the mediation agreement, Sunshine Insurance Brokers agreed to pay Shanghai Chenxi a total promotion service fees of RMB 13,257,049, along with case acceptance fees and litigation preservation fees of RMB 26,577. Sunshine Insurance Brokers has made the majority of due payment of RMB 2,370,484 for the year ended June 30, 2025, with outstanding payable of approximately RMB1.2 million.

On June 3, 2024, Beijing Tiantan Puhua International Hospital (“Tiantan Puhua”) filed a lawsuit at Shanghai Pudong New Area People’s Court against Taiping Property Insurance Co., Ltd. Shanghai Branch (“Taiping Shanghai”), Shanghai Jibeiji Enterprise Management Consulting Co., Ltd. (“Jibeiji”) & Zhibao China (Peter William Anthony Hogg as the third party), in connection with exercise of subrogation rights regarding the third party’s outstanding medical expenses to Tiantan Puhua. In this lawsuit, Tiantan Puhua requested Taiping Shanghai to repay medical expenses of approximately RMB 1.4 million, together with relevant interests and all litigation costs. Tiantan Puhua requested Jibeiji & Zhibao China to bear joint liability in repaying the aforementioned medical expenses and relevant interests. As of the date of this annual report, the case is still pending.

On June 5, 2025, Changzhou Anzhuo Logistics Co., Ltd. (“Changzhou Anzhuo”) filed a lawsuit at Anhui Xiaoxian People’s Court against Shanghai Asia Pacific Insurance Brokerage (“Shanghai API”) & Sunshine Insurance Brokers and Yang Xiurong. In this lawsuit, Changzhou Anzhuo requested Shanghai API, Sunshine Insurance Brokers and Yang Xiurong, collectively, to repay approximately RMB 0.5 million, together with relevant interests and all litigation costs. Changzhou Anzhuo requested Shanghai API, Sunshine Insurance Brokers and Yang Xiurong to bear joint liability in repaying the aforementioned medical expenses and relevant interests. As of the date of this annual report, the case is still pending.

Other than the above, the Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2024 and 2025.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 — RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Botao Ma	Chairman of the Board, Chief Executive Officer
Shanghai Xinhui Investment Consulting Co., Ltd. (“Shanghai Xinhui”)	Controlled by Botao Ma
Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”)	Mr. Botao Ma is legal representative of Shanghai GBG
Shanghai Shenbao	Controlled by Botao Ma
Ningbo Shen’an Enterprise Management Center LLP (“Ningbo Shen’an)	Controlled by Botao Ma
Yuanwen Xia	Chief Financial Officer

2)	Transactions with related parties

During the fiscal years ended June 30, 2023, 2024 and 2025, the transactions with related parties were as follows:

Purchases of services from related parties

	For the Year Ended June 30,
	2023	2024	2025
	RMB	RMB	RMB
Shanghai GBG	11,257,057	1,987,274	572,381

Borrowings from (Repayment of Borrowings to) related parties

	For the Year ended June 30,
	2023		2024		2025
	Borrowings	Repayments	Borrowings	Repayments	Borrowings	Repayments
	RMB	RMB	RMB	RMB	RMB	RMB
Shanghai Xinhui	—	—	28,100,000	(28,390,200)	9,500,000	(8,661,984)
Botao Ma	—	—	400,000	(400,000)	—	—
Yuanwen Xia	237,000	(437,000)	—	—	—	—
	237,000	(437,000)	28,500,000	(28,790,200)	9,500,000	(8,661,984)

(Loans made to) Repayment of loans from related parties

	For the Year ended June 30,
	2023		2024		2025
	Borrowings	Repayments	Borrowings	Repayments	Borrowings	Repayments
	RMB	RMB	RMB	RMB	RMB	RMB
Shanghai Shenbao	—	700,000	—	—	—	—
Ningbo Shen’an	(15,500)	30,000	—	—	—	—
	(15,500)	730,000	—	—	—	—

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 — RELATED PARTY TRANSACTIONS (cont.)

Collection of payments on behalf of a related party

For the year ended June 30, 2023, Botao Ma made repayments of RMB 15.0 million to Zhibao China Group, and settled payable of RMB 0.8 million with receivables. In addition, Xinhui settled payable of RMB 0.5 million with receivables due from Botao Ma. As of June 30, 2023, 2024 and 2025, the Company had no outstanding balance due from Botao Ma was fully settled.

Settlement of subscription fees advanced from a investor

As noted in Note 9, during the year ended June 30, 2024, Shanghai Xinhui made cash payment of RMB 6,003,659 to an investor on behalf of the Company to settle the liability with the investor. For the year ended June 30, 2025, the Company repaid RMB 3,967,865 to Shanghai Xinhui.

3)	Balances with related parties

As of June 30, 2024 and 2025, the balances with related parties were as follows:

	June 30, 2024	June 30, 2025
	RMB	RMB
Due from related parties
Shanghai GBG(a)	16,566,524	18,152,832
Less: Allowance against advances to Shanghai GBG	—	(9,076,416)
	16,566,524	9,076,416

(a)	As of June 30, 2024 and 2025, the balances due from Shanghai GBG represented advances to the related party, which the related party would settle the outstanding balances by providing MGU services to the Company. For the year ended June 30, 2025, the Company evaluated the collectability of the amounts due from Shanghai GBG based on a comprehensive assessment of credit risk, expected future services to be provided, and Shanghai GBG’s operational and financial condition. Based on such assessment, the Company determined that a portion of the advances may not be recoverable and recorded an allowance for credit losses of RMB 9.0 million against the amounts due from Shanghai GBG.

	June 30, 2024	June 30, 2025
	RMB	RMB
Due to related parties
Shanghai Xinhui(a)	6,003,659	2,828,820
Botao Ma(b)	162,408	299,224
	6,166,067	3,128,044

(a)

As of June 30, 2024, amounts due to Shanghai Xinhui represented advances made by the related party on behalf of the Company to settle the subscription fees obligations owed to an investor (Note 10).

As of June 30, 2025, the balance due to Shanghai Xinhui consisted of (i) borrowing of RMB 838,016, which was borrowed to support the Company’s working capital. The borrowing was interest free and payable on demand, and (ii) RMB 1,990,804 representing advances made by Shanghai to Xinhui on behalf of the Company to settle the subscription fees obligations owed to an investor.

(b)	As of June 30, 2024 and 2025, the balance due to Mr. Botao Ma represented the operating expenses paid by Mr. Botao Ma on behalf of the Company. The expenses were interest free and payable on demand.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18 — SUBSEQUENT EVENTS

Acquisition of a subsidiary

On July 2, 2025, Zhibao China entered into a Share Purchase Agreement (the “SPA”) with the shareholders of Zhonglian Jinan Insurance Brokers Co., Ltd. (“Zhonglian” or “Target”), and the Target, pursuant to which, subject to the terms and conditions set forth in the SPA, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian (the “Acquired Assets”) for a total purchase price of RMB25.5 million (approximately $3.5 million) (“Purchase Price”), subject to adjustment as provided in the SPA (the “Acquisition”).

Under the SPA, Zhibao China also has a right of first refusal to acquire an additional 34% equity interests in Zhonglian by the end of 2027 (the “Subsequent Acquisition”), provided that the Sellers and Zhonglian have fulfilled their respective obligations under the SPA, and Zhibao China has not deliberately obstructed, whether through affirmative acts or passive omissions, the normal operation and management of Zhonglian. Notwithstanding the foregoing, if Zhibao China fails to complete the Subsequent Acquisition despite Zhonglian having fulfilled its obligations under the SPA, Zhibao China shall be deemed to be in breach of the SPA and shall be required to pay liquidated damages to the Sellers.

The acquisition was closed in September 2025. Due to the timing of acquisition, the initial accounting for the business combination is incomplete. As such the Company is not able to disclose certain information relating to the acquisition, including the preliminary fair value of assets acquired and liabilities assumed. The Company expects to complete the initial accounting for the acquisition before March 31, 2026.

Issuance of convertible notes

On July 22, 2025, pursuant to the terms of the Amended and Restated Securities Purchase Agreement (the “A&R Securities Purchase Agreement”), as amended and restated on February 14, 2025 in connection with the Company’s convertible note financing, the Company received additional $270,000 (net of original issue discount of 10%) in a second closing of the second tranche, excluding expenses and commissions (the “Second Closing of Second Tranche”). In the Second Closing of Second Tranche, the Company issued to the Investor a warrant to purchase up to 123,002 Class A ordinary shares at an initial exercise price of $1.18172 per share, subject to certain adjustments (the “Second Closing of Second Tranche Warrant”).

Entry into Hudson Equity Purchase Agreement

On June 22, 2025, the Company entered into the Hudson EPA with Hudson in connection with setting up certain equity line of credit facility (the “Hudson ELOC”). Pursuant to the Hudson EPA, Hudson has committed to purchase up to $15,000,000 (the “Aggregate Limit”) of the Company’s Class A ordinary shares over a two-year period commencing on June 22, 2025, subject to earlier terminations (the “Commitment Period”). On July 24, 2025, the Company issued to Hudson Global Ventures, LLC 140,000 Class A ordinary shares pursuant to the Hudson EPA.

Other than the above, the Company evaluated the subsequent event through the date of this report and concluded that there are no material reportable subsequent events need to be disclosed.

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

Condensed Balance Sheets

	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	21,921,333	1,446,094	201,867
Prepaid expenses and other current assets, net	293,993	748,596	104,500
Due from subsidiaries	14,593,117	50,399,981	7,035,568
Total current assets	36,808,443	52,594,671	7,341,935

Non-current assets:
Investment in subsidiaries	27,545,711	—	—
Total non-current assets	27,545,711	—	—
Total assets	64,354,154	52,594,671	7,341,935

LIABILITIES AND SHAREHOLDERS’ EQUITY
Convertible notes	—	1,709,343	238,615
Derivative liabilities	—	14,327	2,000
Warrant liabilities	—	1,892,623	264,200
Accrued expenses and other liabilities	363,360	838,156	117,003
Total current liabilities	363,360	4,454,449	621,818

Non-current liabilities:
Investment in deficits of subsidiaries	—	23,446,440	3,272,997
Total non-current liabilities	—	23,446,440	3,272,997
Total liabilities	363,360	27,900,889	3,894,814

Shareholders’ Equity
Class A ordinary shares (par value $0.0001 per share, 450,000,000 shares authorized, 14,707,073 and 16,105,132 shares issued and outstanding as of June 30, 2024 and 2025, respectively)	9,922	10,923	1,611
Class B ordinary shares (par value $0.0001 per share, 50,000,000 shares authorized, 16,816,692 and 16,816,692 shares issued and outstanding as of June 30, 2024 and 2025, respectively)	12,204	12,204	1,682
Additional paid-in capital	196,038,784	219,416,239	30,629,325
Accumulated deficit	(131,841,244)	(193,860,843)	(27,061,992)
Accumulated other comprehensive loss	(228,872)	(884,741)	(123,505)
Total Shareholders’ Equity	63,990,794	24,693,782	3,447,121

Total Liabilities and Shareholders’ Equity	64,354,154	52,594,671	7,341,935

ZHIBAO TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statements of Comprehensive Income (Loss)

	For the Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD (Note 2)
Operating costs and expenses:
General and administrative expenses	—	(775,077)	(4,967,529)	(688,567)
Interest income, net	—	(56,424)	194,516	26,962
Loss on extinguishment of convertible notes	—	—	(7,174,958)	(1,001,586)
Changes in fair value of derivative liabilities	—	—	(1,031,558)	(144,000)
Changes in fair value of warrant liabilities	—	8,996,341	1,952,081	272,500
Share of (loss) profit of subsidiaries	(43,098,780)	5,086,913	(50,992,151)	(7,122,911)
Net (Loss) Income	(43,098,780)	13,251,753	(62,019,599)	(8,657,602)

Other comprehensive income (loss)
Foreign currency translation adjustments	5,118	(233,990)	(655,869)	(91,556)
Comprehensive (loss) income	(43,093,662)	13,017,763	(62,675,468)	(8,749,158)

Condensed Statements of Cash Flows

	For the Year Ended June 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD (Note 2)
Net cash used in operating activities	—	—	(4,732,113)	(660,577)
Net cash used in investing activities	—	(14,593,117)	(18,323,584)	(2,557,874)
Net cash provided by financing activities	—	36,011,851	535,186	74,709
Effect of exchange rate changes on cash and cash equivalents	—	502,599	2,045,272	285,509
Net change in cash and cash equivalents	—	21,921,333	(20,475,239)	(2,858,233)
Cash and cash equivalents at the beginning of the year	—	—	21,921,333	3,060,100
Cash and cash equivalents at the end of the year	—	21,921,333	1,446,094	201,867