Form 20-F/A
period 2025-06-30
Zhibao Technology Inc.
filed 2026-01-12
CIK 1966750

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

☐ Yes ☐ No

Explanatory Note

Zhibao Technology Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s Annual Report on Form 20-F (the “Amendment”) for the fiscal year ended June 30, 2025, as filed with the United States Securities and Exchange Commission (“Commission”) on January 9, 2026, solely to file certain exhibits thereto.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required by Rule 13a-14(a) under the Exchange Act are also being filed as exhibits to this Amendment.

Table of Contents

Page
PART II
ITEM 19.	EXHIBITS	1

i

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.4 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
2.1	Company’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
2.2***	Description of Securities
2.3	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the Commission on April 4, 2024)
2.4	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
2.5	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
2.6	Form of Pre-funded Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
2.7	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the Commission on October 2, 2024)
2.8	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the Commission on December 11, 2024)
2.9	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K, filed with the Commission on December 20, 2024)
2.10	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the Commission on February 14, 2025)
2.11	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K, filed with the Commission on February 14, 2025)
2.12	Amendment to the Convertible Promissory Note, dated February 14, 2025, dated May 7, 2025, by and between the Company and L1 Capital Global Opportunities Master Fund on May 7, 2025 (incorporated by reference to Exhibit 4.11 of the Company’s Form F-1/A1 (file No. 333-286140), filed with the Commission on May 9, 2025)
2.13	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the Commission on July 22, 2025)
4.1	English Translation of Employment Agreement, dated April 1, 2018, by and between Zhibao Technology Co., Ltd. and Botao Ma (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.2	English Translation of Form of Labor Contract between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and certain executive officers of the Registrant (incorporated by reference to Exhibit 10.2 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.3	English Translation of the Office Lease and Supplemental Agreement, dated June 6, 2019 and July 1, 2022, respectively, by and between Jishu Enterprise Marketing and Strategy Limited (Shanghai) and Zhibao Technology Co., Ltd. (incorporated by reference to Exhibit 10.3 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.4	English Translation of the Office Lease, dated July 1, 2022, by and between Shanghai Lingang Fengxian Enterprise Services Limited and Sunshine Insurance Brokers (Shanghai) Co., Ltd (incorporated by reference to Exhibit 10.4 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.5	English Translation of the Office Lease, dated August 16, 2022, by and between Jishu Enterprise Marketing and Strategy Limited (Shanghai) and Shanghai Anyi Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.6	English Translation of Cooperation Agreement, dated February 10, 2023, by and between Zhibao Technology Co., Ltd. and Key Insurer A (incorporated by reference to Exhibit 10.6 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.7	English Translation of Form of Shareholder Agreement, by and between Zhibao Technology Co., Ltd. and certain investors (incorporated by reference to Exhibit 10.7 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.8	English Translation of Form of Share Surrender Agreement, by and between Zhibao Technology Co., Ltd. and its shareholders, and Declaration by Zhibao Technology Limited dated September 8, 2023 (incorporated by reference to Exhibit 10.8 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.9	English Translation of Share Subscription Agreement, dated April 10, 2023, by and between the Registrant and certain purchasers, and Form of Application for Shares by certain purchasers (incorporated by reference to Exhibit 10.9 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.10	Form of Director Offer Letter (incorporated by reference to Exhibit 10.10 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
4.11	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
4.12	Form of Security Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)

4.13	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
4.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Form 6-K, filed with the Commission on September 23, 2024)
4.15	English Translation of Cooperation Agreement, dated December 2023, by and between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and Key Insurer B (incorporated by reference to Exhibit 10.15 of the Company’s Form F-1, filed with the Commission on September 30, 2024)
4.16	English Translation of Insurance Comprehensive Brand Service Procurement Agreement, dated January 1, 2024, by and between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and Key Insurer C (incorporated by reference to Exhibit 4.16 of the Company’s Form 20-F, filed with the Commission on October 31, 2024)
4.17	Letter Agreement, dated December 11, 2024, by and between the Company and L1 Capital Global Opportunities Master Fund (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on December 11, 2024)
4.18	Waiver Agreement, dated December 16, 2024, by and between the Company and L1 Capital Global Opportunities Master Fund (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the Commission on December 20, 2024)
4.19	Letter Agreement, dated February 14, 2025, by and between the Company and L1 Capital Global Opportunities Master Fund (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on February 14, 2025)
4.20	Equity Purchase Agreement, dated as of June 22, 2025, by and between the Company and Hudson Global Ventures, LLC. (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on June 26, 2025)
4.21	Registration Rights Agreement, dated as of June 22, 2025, by and between the Company and Hudson Global Ventures, LLC. (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the Commission on June 26, 2025)
4.22	Share Purchase Agreement, dated as of July 2, 2025, by and among Zhibao Technology Co., Ltd. and Sellers (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on July 3, 2025)
4.23	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on July 22, 2025)
4.24	English Translation of Employment Agreement, dated April 1, 2022, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Xiao Luo (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the Commission on December 4, 2025)
4.25	English Translation of Employment Agreement, dated October 11, 2023, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Xiaowei Le (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the Commission on December 4, 2025)
4.26	English Translation of Employment Agreement, dated November 27, 2023, by and between Zhibao Technology Co., Ltd. and Guangtong Ren (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the Commission on December 4, 2025)
4.27*+^	English Translation of Cooperation Agreement, dated November 25, 2024, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Key Insurer B
8.1***	List of Subsidiaries
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Company’s Form 20-F, filed with the Commission on October 31, 2024)
11.2	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the Commission on March 22, 2024)
12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Consent of HYYH CPA. LLC
15.2***	Consent of Jinghe Law Firm
16.1	Letter from Marcum Asia CPAs LLP to Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of the Company’s Form 6-K, filed with the Commission on November 26, 2025)
97.1	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Form 20-F, filed with the Commission on October 31, 2024)
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

+	Certain portions of this exhibit are omitted pursuant to Item 601(b)(10)(iv) of Regulations S-K because they are not material and are the type that the registrant treats as private or confidential. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

^	Certain portions of this exhibit have been omitted pursuant to Item 601(a)(6) of Regulations S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

**	Furnished herewith.

***	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: January 12, 2026

3