Form 20-F
period 2026-06-30
Zhibao Technology Inc.
filed 2026-11-13
CIK 1966750

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

+86 (21) 5089-6502

(Address of principal executive offices)

Jinmei Guo Hellstroem

Chief Executive Officer and Interim Chief Financial Officer

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

Phone: +86 (21) 5089-6502

Email: ir@zhibao-tech.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, of par value US$0.005 per share	ZBAO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

365,800 Class A ordinary shares and 336,334 Class B ordinary shares were issued and outstanding as of June 30, 2026.

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

☐ Yes ☐ No

i

INTRODUCTION

Zhibao Technology Inc. (“Zhibao”, and collectively with its subsidiaries, the “Company,” “we” or similar terminology) is a Cayman Islands exempted company incorporated on January 11, 2023. Structured as a holding company with no material operations, Zhibao conducts its operations in China through its PRC sSubsidiaries, primarily Zhibao Technology Co., Ltd. (“Zhibao China” or “WFOE”) and Sunshine Insurance Brokers (Shanghai) Co., Ltd. (“Sunshine Insurance Brokers”). Zhibao China started its business in the insurance brokerage industry since 2016 in China.

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

Shanghai Anyi was incorporated in Shanghai under the laws of China on September 18, 2015, currently with a registered capital of RMB10 million. Shanghai Anyi was originally 100% controlled by Shanghai Xinhui Investment Consulting Co., Ltd. (“Shanghai Xinhui”), a related party controlled by our director, Mr. Botao Ma. All of the equity interest of Shanghai Anyi was later transferred to Zhibao China on July 12, 2016, with a consideration of RMB 10 million. After such transfer, Shanghai Anyi became a wholly-owned subsidiary of Zhibao China, primarily providing R&D services to Sunshine Insurance Brokers and Zhibao China.

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

Zhibao Labuan Reinsurance Company Limited (“Zhibao Labuan Reinsurance”) was incorporated in Labuan, Malaysia, on July 29, 2024, and received a license approval on October 24, 2024. Zhibao Labuan Reinsurance is a wholly-owned subsidiary of Zhibao BVI, primarily engaging in reinsurance. It commenced operation since June 1, 2025.

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

Zhonglian Jinan Insurance Brokers Co., Ltd.(“Zhonglian”) was incorporated under the laws of China on June 8, 2005, currently with a registered capital of RMB 50 million. Zhonglian was previously 100% controlled by unrelated third parties. On September 30, 2025, pursuant to the Zhonglian Agreement (as defined below), Zhonglian’s shareholders transferred 51% of the equity interest of Zhonglian to Zhibao China for a consideration of RMB 25.5 million, subject to the terms and conditions of the Zhonglian Agreement. Following such transfer, Zhonglian became a 51% owned subsidiary of Zhibao China, which has been deconsolidated since January 2026 due to loss of control (see Note 2 of the financial statements included elsewhere in this annual report).

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

Presentation of Share Amounts Subsequent to Share Consolidation

On October 12, 2026, we effected a consolidation of our authorized, issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company, by consolidating each 50 ordinary shares into one ordinary share, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of such class (the “Share Consolidation”).

Our Class A ordinary shares continue to trade on a post-split basis on the Nasdaq Capital Market under the same trading symbol “ZBAO”. Unless otherwise indicated, all share and per-share data (including outstanding shares, options, warrants, and earnings per share) presented in this Annual Report on Form 20-F have been retroactively restated for all periods presented to reflect the execution of the Share Consolidation.

USE OF CERTAIN TERMS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

“3i”	3i, LP

“3i SPA”	The securities purchase agreement, dated as of April 8, 2026, entered into by and between the Company and 3i.

“3i Notes”	The Promissory Convertible Notes issued to 3i by the Company on April 10, 2026, August 5, 2026 and September 17, 2026.

“business channels” or “B channels”	B channels refer to our business channels who allow our digital brokerage solutions to be embedded in their various platforms to reach their end customer base.

“BVI”	British Virgin Islands.

“China” or the “PRC”	The People’s Republic of China, including Taiwan, Hong Kong and Macau, and the term “Chinese” has a correlative meaning for the purposes of this annual report only, unless the context otherwise indicates. The references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

“Code”	The Internal Revenue Code of 1986, as amended.

“Company,” “our company,” “we,” “us,” “our,” or “ourselves”	Zhibao Technology Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries collectively, unless the context otherwise indicates.

“Class A ordinary shares”	Class A ordinary shares, par value US$0.005 per share, of Zhibao Technology Inc.

“Class B ordinary shares”	Class B ordinary shares, par value US$0.005 per share, of Zhibao Technology Inc.

“Exchange Act”	The Securities Exchange Act of 1934, as amended.

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China.

“Hudson”	Hudson Global Ventures, LLC.

“Hudson EPA”	The equity purchase agreement, dated as of June 22, 2025, entered into by and between the Company and Hudson.

“Hudson ELOC”	The equity line of credit facility as described in the Hudson EPA.

“Hudson RRA”	The registration rights agreement, dated as of June 22, 2025, entered into by and between the Company and Hudson.

“L1”	L1 Capital Global Opportunities Master Fund.

“L1 Second Tranche Note”	Promissory Convertible Note issued to L1 by the Company on February 14, 2025.

“L1 Warrants”	L1 First Closing of First Tranche Warrant, L1 Second Closing of First Tranche Warrant, L1 Third Closing of First Tranche Warrant, Waiver Warrant, L1 First Closing of Second Tranche Warrant, and L1 Second Closing of Second Tranche Warrant.

“L1 Securities Purchase Agreement”	The securities purchase agreement, dated as of September 23, 2024, entered into by and between the Company and L1, as amended by the February 2025 Letter Agreement, dated February 14, 2025, by and between the Company and L1.

“L1 Waiver Warrant”	Warrants to purchase Class A ordinary shares (as adjusted) issued by the Company on December 16, 2024.

“L1 Waiver Agreement”	The waiver agreement, dated as of December 16, 2024, entered into by and between the Company and L1.

“Macau”	The Macao Special Administrative Region of the People’s Republic of China.

“mainland China”	The People’s Republic of Mainland China, excluding Taiwan, Hong Kong and Macau for the purpose of this annual report.

“Nasdaq”	The Nasdaq Stock Market LLC

“NDRC”	National Development and Reform Commission of the People’s Republic of China.

“ordinary shares”	Ordinary shares, par value US$0.005 per share, of Zhibao Technology Inc., consisting of Class A ordinary shares and Class B ordinary shares.

“PCAOB”	Public Company Accounting Oversight Board.

“PIPE SPA”	A securities purchase agreement dated as of July 31, 2026, as amended by amendment to the securities purchase agreement dated as of August 17, 2026, by and among the Company and certain purchasers thereto.

“PRC Subsidiaries” or “Zhibao China Group”	Zhibao China, Shanghai Anyi, Sunshine Insurance Brokers, Zhibao Health, Shanghai Zhizhongbao, Zhibao Yingshi and Zhonglian collectively.

“RMB”, “Chinese Yuan” or “Renminbi”	Legal currency of mainland China.

“SEC”	The United States Securities and Exchange Commission.

“Securities Act”	The Securities Act of 1933, as amended.

v

“Shanghai Anyi”	Shanghai Anyi Network Technology Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of WFOE.

“Shanghai Zhizhongbao”	Shanghai Zhizhongbao Enterprise Management Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of Zhibao HK.

“Sunshine Insurance Brokers”	Sunshine Insurance Brokers (Shanghai) Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of WFOE.

“US”, “U.S.” or “USA”	The United States of America.

“US$,” “U.S. dollars,” “$,” or “dollars”	Legal currency of the United States.

“VWAP”	Volume weighted average price.

“WFOE” or “Zhibao China”	Zhibao Technology Co., Ltd., previously known as Shanghai Julai Investment Management Co., Ltd. and Zhibao Technology (Shanghai) Co., Ltd., successively, a limited liability company organized under the laws of China, which is wholly-owned by Zhibao HK.

“Zhibao”	Zhibao Technology Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands

“Zhibao BVI”	Zhibao Technology Holdings Limited, a limited company incorporated under the laws of British Virgin Islands and a wholly owned subsidiary of Zhibao.

“Zhibao HK”	Zhibao Technology Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Zhibao BVI.

“Zhibao Health”	Shanghai Zhibao Health Management Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of Zhibao China.

“Zhibao Labuan Reinsurance”	Zhibao Labuan Reinsurance Company Limited, a limited company organized under the laws of Malaysia and a wholly-owned subsidiary of Zhibao BVI.

“Zhibao Yingshi”	Shanghai Zhibao Yingshi Health Technology Co., Ltd., a limited liability company organized under the laws of China, a 51% owned subsidiary of Zhibao China.

“Zhonglian Agreement”	Refers to the share purchase agreement, dated as of July 2, 2025, entered into by and between Zhibao China and the shareholders of Zhonglian Jinan Insurance Brokers Co., Ltd., under which Zhibao China acquired an aggregate of 51% of the equity interest in Zhonglian Jinan Insurance Brokers Co., Ltd.

“Zhonglian”	Zhonglian Jinan Insurance Brokers Co., Ltd., a limited liability company organized under the laws of China and a formerly 51% owned subsidiary of Zhibao China.

FORWARD-LOOKING INFORMATION

Certain statements in this annual report may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

●	our dependence on the development, update, upgrade and innovations of insurance solutions and technologies on a timely basis;

●	our dependence on growth in the demand for our services;

●	our ability to attract and retain B channels and end customers;

●	our ability to build stable and health relationships with insurance companies;

●	our ability to compete effectively;

●	our ability to successfully manage our business expansion in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	the price and volatility of Bitcoins;

●	our ability to manage risks related to digital assets;

●	our dependence on key personnel;

●	our ability to expand into new businesses and industries, and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing services;

●	general economic and political conditions, including those related to the insurance brokerage industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities;

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Risk Factors” section in this annual report.

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

Risks Related to Doing Business in China

●	Our Class A ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (HFCA) Act if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The HFCA Act, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCA act, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to the listing of our Class A ordinary shares.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and offerings at any time, which could result in a material change in our operations and our Class A ordinary shares could decline in value or become worthless.

●	Our business processes a certain quantity of personal information, and failure to protect private or sensitive information of end customers or improper handling of such information could have a material and adverse effect on our business. In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, results of operations, and the offering.

●	PRC regulation on loans to, and direct investment in, our PRC Subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of any offerings to make loans to or make additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Within our direct holding structure, substantial uncertainties exist with respect to the requirement of National Financial Regulatory Administration and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

●	Any involvement in cryptocurrency-related business activities would subject us to significant PRC regulatory, legal, and operational risks, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

●

The use of Bitcoin as consideration for the PIPE Units issued by the Company may bring the transaction within the scope of PRC regulations restricting virtual currency-related activities and could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We are dependent on key insurance companies on the supply of insurance products to our end customers, the loss of which could adversely affect our business, financial condition and results of operations.

●	We are dependent on our B channels to reach end customers. Failure to acquire new B channels or retain existing B channels in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

●	Our PRC subsidiary, namely Zhibao China, significantly relies on third parties

●	The innovative insurance technology and infrastructure we use to optimize our insurance solutions require continuous developments and upgrades. We cannot assure you that these technologies will fully support our business.

●	The regulation on the requirement of a company to make a filing on internet information service in China is subject to interpretation, and our operation of digital insurance broker services could be harmed if we are deemed to have violated applicable laws and regulations.

●	If we are unable to attract, incentivize and retain talented professionals, our business, financial condition and results of operations may be affected.

●	We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.

●	We have identified material weaknesses in our internal controls over financial reporting. If we do not adequately remediate the material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect our investor’s confidence and the market price of our shares.

●	There is substantial doubt about our ability to continue as a going concern.

Risks Related to the Ownership of Our Class A Ordinary Shares

Risks and uncertainties related to the ownership of our Class A ordinary shares include, but are not limited to, the following:

●	Under our amended and restated articles, our director, Mr. Botao Ma, is afforded a veto right that permits Mr. Ma a veto right to block any decision at a meeting of the board of directors which he is present and entitled to vote. As such, he has significant influence over all corporate matters for which board approval is required.

●	If we fail to meet continued listing standards of the Nasdaq Stock Market LLC, our Class A ordinary shares may be delisted. Delisting could adversely affect the liquidity of our Class A ordinary shares and the market price of our Class A ordinary shares could decrease, and our ability to obtain sufficient additional capital to fund our operations and to continue as a going concern would be substantially impaired.

●	The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors.

●	Certain companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A ordinary shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Risks Related to Doing Business in China

Our Class A ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (HFCA) Act if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The HFCA Act, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCA act, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to the listing of our Class A ordinary shares.

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

On December 16, 2021, the PCAOB determined that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. Our current auditor, HYYH CPA. LLC (“HYYH”), an independent registered public accounting firm that headquartered in Maryland, is currently subject to the PCAOB inspections on a regular basis and was not identified in the determination report made by the PCAOB on December 16, 2021 as it is not on the list published by the PCAOB. HYYH audited our consolidated balance sheets as of June 30, 2026 and 2025, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2026, and the related notes. However, our auditor’s China affiliate is located in, and organized under the laws of the PRC. We cannot assure you that we will not be identified by the SEC under the HFCA Act as an issuer that has retained an auditor that has a branch or office located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, In which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act and, as a result, we cannot assure you that we will be able to maintain the listing of our Class A ordinary shares on Nasdaq or that you will be allowed to trade our Class A ordinary shares in the United States on the “over-the-counter” markets or otherwise. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. Furthermore, due to the recent developments in connection with the implementation of the HFCAA, we cannot assure you whether the SEC, Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The requirement in the HFCA Act that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in our delisting in the future if the PCAOB is unable to inspect our accounting firm at such future time.

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

We conduct substantially all of our operations in the PRC through our PRC Subsidiaries and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

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

As of the date of this annual report, our PRC Subsidiaries had personal information of approximately 28 million end customers through their digital insurance brokerage services and MGU services. Based upon the advice of our PRC counsel, Jinghe Law Firm, that each of our PRC Subsidiaries, is deemed a “personal information processor” under the Personal Information Protection Law (“PIPL”) because they can all independently determine the handling purpose and method in the handling of personal information as defined in the PIPL.

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

Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. As advised by our PRC legal counsel, Jinghe Law Firm, pursuant to the New Overseas Listing Rules, following an initial public offering, an issuer conducting an offering of its securities (including ordinary shares, convertible notes, or preferred shares, is required to submit a filing to the CSRC within three business days after the closing of such offering.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that has already completed overseas listing will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future.

As of the date of this annual report, except for the licenses and permissions held by our PRC Subsidiaries under “Regulatory Permissions”, we do not believe we are required to obtain permission or approval from any other PRC state or local government and has not received any denial to offer securities in the U.S. However, if any other filings, approval, review or other procedure is required, there is no assurance that we will be able to obtain such filings, approval or complete such review or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirement in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

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

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

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

On August 20, 2021, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the Personal Information Protection Law (“PIPL”), which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. The PIPL elaborates the protection by law of personal information for natural persons and no entity or individual may infringe upon the rights and interests of the natural persons.

On November 7, 2016, the SCNPC originally issued the Cybersecurity Law, which became effective on June 1, 2017 and was amended on October 28, 2025 and the amendments became effective on January 1, 2026.. Pursuant to the Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Cybersecurity Law also provides that personal information and important data collected and generated by a CIIO in the course of its operations in China must be stored in China.

The PRC regulatory requirements regarding cybersecurity are evolving and we are subject to local laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our end customers and employees including any requests from regulatory and government authorities relating to the data we collected. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On June 10, 2021, the SCNPC promulgated the Data Security Law which took effect in September 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future.

On September 24, 2024, the CAC released the Network Internet Data Protection Regulations, which became effective on January 1, 2025. The Network Internet Data Protection Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. Where a data processor processes personal data of more than ten million users, such company shall also abide by the provisions of articles 30 and 32 of these regulations on network data processors that process important data (“Critical Data Processors”). Critical Data Processors shall specify the person in charge of network data security and the network data security management organization and fulfill a variety of responsibilities. In addition, before providing, entrusting or jointly processing important data, Critical Data Processors shall conduct risk assessments, except for performing their statutory duties or obligations.

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

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

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

The PRC Labor Law and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”) require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensation and other administrative sanctions, and serious violations may constitute criminal offenses.

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

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject PRC resident beneficial owners of our PRC Subsidiaries to liability or penalties, limit our ability to inject capital into the subsidiary, limit our PRC Subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

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

Zhibao is a Cayman Islands exempted company, and will rely on dividends paid by its PRC Subsidiaries for its cash needs and financing. Any limitation on the ability of its PRC Subsidiaries to make dividend payments to Zhibao, or any tax implications of making dividend payments to Zhibao, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.

Zhibao is a holding company and conducts substantially all of its business through its PRC Subsidiaries. Zhibao may rely on dividends to be paid by its WFOE to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders, to service any debt it may incur and to pay its operating expenses. our PRC Subsidiaries generate and retain cash generated from operating activities and re-invest it in their business. If WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Zhibao.

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

Zhibao is an exempted company incorporated under the laws of the Cayman Islands with limited liability structured as a holding company conducting its operations substantially in China through its PRC Subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of any offerings, we may make loans to our PRC Subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC Subsidiaries. For the fiscal year ended June 30, 2025, Zhibao made capital contribution of RMB 27,000,000 to WFOE. For the fiscal year ended June 30, 2026, Zhibao has made RMB 16,000,000 loans or capital contributions to WFOE. Furthermore, loans by us to our PRC Subsidiaries to finance its activities cannot exceed the statutory limits and are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

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

Finally, since there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends payable by us to our investors and gains on the sale of our shares would become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises (subject to the provisions of any applicable tax treaty). It is unclear whether non-PRC enterprise shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A ordinary shares.

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

Zhibao is an exempted company incorporated under the laws of the Cayman Islands with limited liability structured as a holding company. We may need dividends and other distributions on equity from our PRC Subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to shareholders and service, any debt Zhibao may incur. Our PRC Subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiaries are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Our PRC Subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

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

Also, substantially all of the Company’s operating activities are conducted through the PRC Subsidiaries in China and related assets and liabilities are denominated in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

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

As of the date of this annual report, except for the licenses and permissions held by our PRC Subsidiaries under “Regulatory Permissions” Zhibao believes it is not required to obtain permission or approval from any other PRC state or local government and has not received any denial to offer securities in the U.S. However, if any other filings, approval, review or other procedure are required, there is no assurance that we will be able to obtain such filings, approval or complete such review or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirements in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

Zhibao is an offshore holding company with no material operations of its own, and conducts substantially all of its operations through its PRC Subsidiaries. As of the date of this annual report, substantially most of our cash and physical assets are located in the PRC. As a holding company, Zhibao may rely on dividends and other distributions on equity paid by its PRC Subsidiaries for its cash and financing requirements. If any of our PRC Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. We believe that there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. However, to the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. As of the date of this annual report, no transfers, dividends or other distributions have been made from our subsidiaries to Zhibao or our investors.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of mainland China, and pay dividends in foreign currencies to our shareholders. Therefore, to the extent cash or physical assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or physical assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or physical assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

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

We conduct substantially all of our operations in China through our PRC Subsidiaries, and substantially all of our physical assets are located in China. In addition, our executive officers and certain directors are PRC nationals and reside within China for a significant portion of the time. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other jurisdictions. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC jurisdictions. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who do not reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Since 2018, the U.S. government imposed new or higher tariffs on specified imported products originating from China in response to what the U.S. government characterizes as unfair trade practices. The Chinese government responded to each of these rounds of U.S. tariff changes by imposing new or higher tariffs on specified products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on China since 2025 to 54%. Following that announcement, China and the United States sequentially imposed additional tariffs on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States. On April 9, 2025, President Trump announced a 90-day pause on the additional tariffs to other countries with the exception of China. In October 2025, China and US agreed to a further pause on mutual tariffs of 24% and was further renewed on November 10, 2026. The current pause is set to expire by the middle of January 2027. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

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

Our PRC Subsidiaries lease real properties for our offices in China, and as of the date of this annual report, our PRC Subsidiaries have a total of 14 lease agreements for these leased properties that have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, our PRC Subsidiaries may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, our PRC Subsidiaries may be subject to fines imposed by PRC government authorities ranging from RMB1,000 (approximately $155) and RMB10,000 (approximately $1,553) for each lease agreement that has not been registered with the relevant PRC governmental authorities.

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

As of the date of this annual report, although the PRC Subsidiaries did not fully comply with the relevant requirements and have not made adequate contributions to various employee benefit plans in history, they did not receive any notification from the competent PRC government for penalties in connection with such noncompliance. Over the past years, the PRC Subsidiaries have not been making social payments for certain of their sales teams, while the applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making payments based on the actual wage paid to employees. With respect to the underpaid employee benefits, the PRC Subsidiaries may be required to make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, the PRC Subsidiaries may be required to make up sufficient withholding and pay late fees and fines. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. If there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. If the PRC Subsidiaries are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. The PRC Subsidiaries may also be subject to regulatory investigations and other penalties if their other employment practices are deemed to be in violation of relevant PRC laws and regulations.

Any involvement in cryptocurrency-related business activities would subject us to significant PRC regulatory, legal, and operational risks, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

On February 6, 2026, the PBOC jointly with seven other governmental departments including the NFRA and the CSRC, promulgated the Notice on Further Preventing and Disposing of Risks Related to Virtual Currencies and Other Relevant Matters (Yin Fa [2026] No. 42) (the “No. 42”), effective on the same date. The No. 42 broadly prohibits virtual currency-related activities in mainland China, provides that domestic entities and the overseas entities they control shall not issue virtual currencies overseas without approval, and that overseas entities and individuals shall not illegally provide virtual currency-related services to domestic entities in any form.

We may from time to time explore business opportunities in the cryptocurrency sector. If we are involved cryptocurrency-related business activities, such as acquiring or operating a virtual currency exchange, or providing digital asset trading, custody, or payment services, such activities would subject us to extensive, evolving, and uncertain regulations. In the PRC, the No. 42 broadly prohibits virtual currency-related activities in mainland China and prohibits overseas entities and individuals from illegally providing virtual currency-related services to domestic entities in any form. Given that we operate primarily through our PRC Subsidiaries, PRC regulatory authorities may broadly interpret any such activities as falling within the scope of the No. 42, particularly if our products or services are accessible to, or used by, entities or individuals in mainland China, or if our PRC Subsidiaries are deemed to facilitate such activities. If so, we and/or our PRC Subsidiaries could face administrative penalties.

The use of Bitcoin as consideration for the PIPE Units issued by the Company may bring the transaction within the scope of PRC regulations restricting virtual currency-related activities and could adversely affect our business, financial condition, and results of operations.

As described above in “— Any involvement into cryptocurrency-related business activities would subject us to significant PRC regulatory, legal, and operational risks, which could materially and adversely affect our business, financial condition, results of operations, and prospects,” the No. 42 broadly prohibits virtual currency-related activities in mainland China, provides that domestic entities and the overseas entities they control shall not issue virtual currencies overseas without approval, and that overseas entities and individuals shall not illegally provide virtual currency-related services to domestic entities in any form. Under the Amended PIPE SPA (as defined below) entered by among the Company and a syndicated of non-U.S. investors on August 17, 2026, the sellers as described therein the consideration for the Class A ordinary shares in Bitcoin, a virtual currency as defined under the No. 42. Although the PIPE Units (as defined below) are traditional securities and warrants, the use of Bitcoin as consideration creates a direct nexus between the PIPE financing and the virtual currency regulatory framework. Given our status as an offshore entity operating primarily through our PRC Subsidiaries, PRC regulatory authorities may broadly interpret the PIPE financing as falling within the scope of the No. 42. If so, we and/or our PRC Subsidiaries could face administrative penalties, including fines, suspension of business, and revocation of business licenses, as well as criminal liability under the PRC Criminal Law. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Our Business and Industry

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

As a result, it is challenging to predict our future prospects accurately. If we fail to educate our business channels and end customers on the value of our insurance solutions and services, fail to meet the needs of our target market, or if the market for our offerings does not develop as expected, our business and results of operations may suffer.

We are dependent on key insurance companies on the supply of insurance products to our end customers, the loss of which could adversely affect our business, financial condition and results of operations.

We are dependent on key insurance company on the supply of insurance products to our end customers. For the fiscal year ended June 30, 2024, one key insurance brokerage company (“Key Insurer C”) accounted for approximately 13% of our revenues. For the fiscal year ended June 30, 2025, three insurance companies accounted for approximately 55% of our revenues. For the fiscal year ended June 30, 2026, one insurance companies accounted for approximately 16% of our revenues. One of our PRC Subsidiaries, Sunshine Insurance Brokers, has over three years of partnership with Key Insurer B since January 2020, and we believe that Sunshine Insurance Brokers has established a stable and healthy partnership with such company and expect to partner with such company on a long term. Sunshine Insurance Brokers also established a partnership with Key Insurer C since January 2024 and anticipates a long-term collaboration with such company. See “Item 4. Information on the Company - B. Business Overview - Insurance Companies” and “Item 10. Additional Information - C. Material Contracts” of this annual report.

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

Our B channels are indispensable to our business operations by allowing our Platform as a Service (“PaaS”) to be embedded in their customer engagement matrix, including their websites, App, Wechat Mini Programs, Douyin (the Chinese equivalent of TikTok) and other social media accounts, which provide us with a stable and reliable end customer base. As of the date of the annual report, we have established business cooperation with more than 3,200 business channels, through which we have acquired approximately more than 28 million end customers.

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

Our PRC subsidiary, Zhibao China, significantly relies on third parties (“MGU Partner”), its subsidiaries, affiliates, successors and assigns to conduct MGU services. Failure to comply with the relevant laws and regulations with regard to the MGU services will adversely and materially affect our business, financial conditions and results of operations.

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

As of the date of this annual report, none of Zhibao China, as well as the MGU Partner, its subsidiaries, affiliates, successors and assigns has been subject to any notice, fines or other penalties from competent government authorities or claims or allegations of its clients related to the above-mentioned business. If our MGU business is considered as non-compliance by any government authorities, we will terminate such business timely under which circumstance, we might be subject to administrative penalties and contractual liabilities owed to its clients and our business, financial condition and results of operations could be materially and adversely affected.

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

Although we have taken steps to protect such data, technology renovations or updates, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in breach of the security measures that we use. On December 28, 2012, the SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the internet. The Information Protection Decision provides that internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. As of the date of this annual report, we have not experienced any material breach of our cybersecurity system or measures. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system and cloud servers could cause confidential information to be accessed, stolen and used for illegal or unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with end customers, B channels, and other business partners could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consent of customers, and to keep collected personal information confidential, as well as to establish customer information protection system with appropriate remedial measures. On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017 and was amended on October 28, 2025, and the amendments became effective on January 1, 2026. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cybersecurity, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The PRC Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of graded cybersecurity protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (the “PIPL”) which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. The PIPL elaborates the protection by law of personal information for natural persons and no entity or individual may infringe upon the rights and interests of the natural persons. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. We cannot assure you that our existing information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, protect our systems or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. In addition, complying with various laws and regulations may cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

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

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our website. We have no control over the costs of the services provided by the national telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

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

The Zhonglian Acquisition was closed on September 30, 2025. Pursuant to the Zhonglian Agreement, the Company is required to make four installments to the Sellers. The Company made the first instalment as of the date of this annual report. If the Company fails to make the payment of the subsequent instalments pursuant to the Zhonglian Agreement or otherwise fails to perform its obligations pursuant to the Zhonglian Agreement, Zhibao China’s equity interest in Zhonglian may be adjusted to a percentage equal to the product of (a) 51% and (b) a fraction, the numerator of which is the aggregate amount paid by Zhibao, excluding any late fees pursuant to the Zhonglian Agreement, and the denominator of which is RMB 25.5 million, the ongoing businesses of the Company may be adversely impacted, and, without realizing any of the anticipated benefits of completing the Zhonglian Acquisition, the Company would be subject to a number of risks, including the following:

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

Part of our services depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our computer hardware and our cloud computing services is currently located in China. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient and we do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our website, loss of our and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

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

Our performance depends on the continued service and performance of our directors and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. The loss of the services of one or more of our core management team members could impede implementation of our business plan and result in reduced profitability. For example, our Chief Executive Officer and Interim Chief Financial Officer, Ms. Jinmei Guo Hellstreom has accumulated more than 10 years of senior management experience in trading industry, our director, Mr. Botao Mao, has more than 30 years management experience in insurance industry, and. Mr. Xiao Luo has more than 15 years of experience in insurance brokerage business. Our Chief Technical Officer, Mr. Yugang Wang, has more than 20 years of digital technology and management experience in the insurance industry, and. If any of our core management team members were to terminate his or her employment with us, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of core management team members or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

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

We have identified material weaknesses in our internal controls over financial reporting. If we do not adequately remediate the material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect our investor’s confidence and the market price of our shares.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm has not conducted an audit of the effectiveness of its internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements for the fiscal year ended June 30, 2025, we identified two material weaknesses in our internal control over financial reporting as of June 30, 2025. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

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

Following the identification of the material weaknesses, we have taken some remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function when we have the requisite financial resources available to hire external consultants to provide support, (ii) setting up a practical financial and system control framework where appropriate, (iii) implementing formal access and change controls to our systems, and making changes to our information technology systems, and (iv) improving governance, including providing internal training in relation to policies and procedures. We will continue to take additional measures to remediate the material weaknesses, including (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (ii) appointing additional independent directors; (iii) implementing formal access and change controls to our systems, and make changes to our information technology systems if necessary; and (iv) continuing to establish more robust processes supporting internal control over financial reporting. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in its financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A ordinary shares, may be materially and adversely affected.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

There is substantial doubt about our ability to continue as a going concern.

As of June 30, 2026, the Company reported negative working capital of RMB 6.9 million (US$ 1.0 million). However, the Company had accumulated deficits of RMB 196.5 million (US$ 29.0 million) as of June 30, 2026. For the years ended June 30, 2025 and 2026, the Company reported net loss of RMB 62.0 million and RMB 2.9 million (US$0.4 million). For the years ended June 30, 2024, 2025 and 2026, the Company had operating cash outflows of RMB 3.8 million, RMB 20.7 million and RMB 59.0 million (US$ 8.7 million), respectively. These conditions raised substantial doubt about the Company’s ability to continue as going concern.

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

The Company has funded its operations and capital needs primarily through cash flows from operating activities, net proceeds received from fund raising from equity and debt offerings, bank loans, and funds provided by related parties to settle operational expenses on behalf of the Company.

The unstable financial conditions and operation results, as well as no guaranteed funding to meet our cash requirements for the next 12 months, raise substantial doubt about the Company’s ability to continue as a going concern for the next 12 months.

To meet the cash requirements for the next 12 months from the issuance of financial statements for the year ended June 30, 2026, the Company is undertaking the following plans:

●	The Company is seeking an extension of terms of bank loans, and corresponding interests to be paid until the funding shortage issue is resolved.

●	The Company is focusing on the improvement of operation efficiency by simplifying the back office and cutting number of staff, implementation of strict cost control and budget and enhancement internal controls to create synergy of the Company’s resources.

●	The Company is going to seek more private and public equity offerings when market conditions are attractive.

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

Risks Related to the Ownership of Class A Ordinary Shares

Under our amended and restated articles, our director, Mr. Botao Ma, is afforded a veto right that permits Mr. Ma a veto right to block any decision at a meeting of the board of directors which he is present and entitled to vote. As such, he has significant influence over all corporate matters for which board approval is required.

Under our amended and restated articles, questions arising at a meeting of our board of directors are decided by a majority of the votes of the directors present and voting, provided that, where Mr. Botao Ma, a director of the Company (defined in our amended and restated articles as the “Founder”), or his duly appointed alternate is present at the meeting, such majority must include the affirmative vote of the Founder (or his alternate) (the “Founder Veto Right”). In the event the Founder has received notice of a meeting of our board of directors but is not present, or is not entitled to vote on the relevant question under the provisions of the amended and restated articles relating to directors’ interests, the directors present and voting may determine the question without the vote or consent of the Founder.

The Founder Veto Right permits Mr. Ma to block any decision of our board of directors taken at a meeting at which he is present and entitled to vote, irrespective of his shareholding in the Company, and may have the effect of discouraging, delaying or preventing transactions that our other directors or our shareholders consider favorable. As such, Mr. Ma could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the board of directors for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. In cases where his interests are aligned, he has the power to prevent or cause a change in control. Without the consent of Mr. Ma, we may be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Ma may differ from the interests of our other shareholders and the Founder Veto Right afforded to Mr. Ma may cause a material decline in the value of our Class A ordinary shares.

If we fail to meet Nasdaq continued listing standards, our Class A ordinary shares may be delisted. Delisting could adversely affect the liquidity of our Class A ordinary shares and the market price of our Class A ordinary shares could decrease, and our ability to obtain sufficient additional capital to fund our operations and to continue as a going concern would be substantially impaired.

Our Class A ordinary shares are currently listed on the Nasdaq Capital Market. Nasdaq, has minimum requirements that a company must meet in order to remain listed on the Nasdaq Capital Market. These requirements include maintaining a minimum closing bid price of $1.00 per share, or the Bid Price Requirement.

On July 15, 2026, it received a written notice (the “Deficiency Letter”) from Nasdaq notifying the Company that it is not in compliance with the Bid Price Requirement as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the period from May 27, 2026 to July 9, 2026. The Deficiency Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s Class A ordinary shares.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days to regain compliance, or until January 6, 2027 (the “Compliance Period”), to regain compliance with the Bid Price Requirement. To regain compliance with the Bid Price requirement, the closing bid price of the Company’s Class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period. If the Company regains compliance with the Bid Price Requirement, Nasdaq will provide the Company with written confirmation and will close the matter.

If the Company does not regain compliance with the Bid Price Requirement during the Compliance Period, the Company may be eligible for an additional 180 calendar day compliance period, provided that on the 180th day of the Compliance Period it meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market, with the exception of the Bid Price Requirement, and provide written notice of its intention to cure the minimum bid price deficiency during the second compliance period.

On October 12, 2026, we effected a consolidation of our authorized, issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company, by consolidating each 50 ordinary shares into one ordinary share, with such consolidated ordinary shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of such class.

There can be no assurance that we will be able to regain compliance with the Bid Price Requirement, or continue to meet any other Nasdaq continued listing requirement, in the future. If we fail to meet these requirements, including the Bid Price Requirement and requirements to maintain minimum levels of shareholder’s equity or market values of our Class A ordinary shares, Nasdaq may notify us that we have failed to meet the minimum listing requirements and initiate the delisting process. If our Class A ordinary shares is delisted, the liquidity of our Class A ordinary shares would be adversely affected and the market price of our Class A ordinary shares could decrease, and our ability to obtain sufficient additional capital to fund our operations and to continue as a going concern would be substantially impaired.

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

Certain companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A ordinary shares.

In addition to the risks addressed above in “The trading price of our Class A ordinary shares may be volatile, which could result in substantial losses to investors”, our Class A ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats have experienced instances of extreme share price run-ups followed by rapid price declines, and such share price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A ordinary shares. In addition, investors of our Class A ordinary shares may experience losses, which may be material, if the price of our Class A ordinary shares declines at any time or if such investors purchase shares of our Class A ordinary shares prior to any price decline.

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

We have a number of Class A ordinary shares issuable upon exercise of outstanding warrants and/or convertible notes issued to L1 and 3i; the issuance of such shares could have a significant dilutive impact on our shareholders.

As of October 30, 2026, we had outstanding warrants to purchase 8,414,938 Class A ordinary shares, including 499,850 shares underlying the L1 Warrants and 7,913,564 warrants held by the PIPE Investors. In addition, we have convertible notes convertible into up to 718,824 Class A ordinary shares, subject to adjustment, which was issued by the Company to 3i on September 17, 2026. The authorized share capital under our amended and restated memorandum and articles of association is 40,000,000 ordinary shares with a par value of US$0.005 each, consisting of (i) 39,000,000 Class A ordinary shares and (ii) 1,000,000 Class B ordinary shares.

Future sales of substantial amounts of our Class A ordinary shares in the public market at any time, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of October 30, 2026, there were 9,921,127 Class A ordinary shares and no Class B ordinary shares issued and outstanding. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares, and the issuance of such shares could have a significant dilutive impact on our shareholders.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our ordinary shares if we were determined to be a PFIC, see “Taxation - Material United States Federal Income Tax Considerations - Passive Foreign Investment Company.”

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Our Securities - Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

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

Our holding company is a Cayman Islands exempted company and substantially all of our physical assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the physical assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to seek recognition and/or enforce a judgment against our physical assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

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

Because the market price of our Class A ordinary shares may fluctuate from time to time, as a result, the actual purchase price to be paid by Hudson for our Class A ordinary shares that we elect to sell to Hudson under the Hudson EPA, if any, also may fluctuate because they will be based on such fluctuating market price of our Class A ordinary shares, it is possible that we would need to issue and sell more than the number of Class A ordinary shares being registered for resale by Hudson under the ELOC Resale F-1 in order to receive aggregate gross proceeds of $15.0 million under the Hudson EPA.

Accordingly, if it becomes necessary for us to issue and sell to Hudson under the Hudson EPA more than the 14,845,883 Class A ordinary shares (296,917 Class A ordinary shares post-Share Consolidation) being registered for resale under the ELOC Resale F-1 in order to receive aggregate gross proceeds equal to $15.0 million under the Hudson EPA, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by Hudson of any such additional Class A ordinary shares we wish to sell from time to time under the Hudson EPA, which must be declared effective by the SEC, in each case before we may elect to sell any additional Class A ordinary shares to Hudson under the Hudson EPA. Any issuance and sale by us under the Hudson EPA of a substantial amount of Class A ordinary shares in addition to the 14,845,883 Class A ordinary shares (296,917 Class A ordinary shares post-Share Consolidation) being registered for resale by Hudson under the ELOC Resale F-1 could cause additional substantial dilution to our shareholders.

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

Shanghai Anyi was incorporated in Shanghai under the laws of China on September 18, 2015, currently with a registered capital of RMB10 million. Shanghai Anyi was originally 100% controlled by Shanghai Xinhui, a related party controlled by our director, Mr. Botao Ma. All of the equity interest of Shanghai Anyi was later transferred to Zhibao China on July 12, 2016, with a consideration of RMB 10 million. After such transfer, Shanghai Anyi became a wholly-owned subsidiary of Zhibao China, primarily providing R&D services to Sunshine Insurance Brokers and Zhibao China.

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

Zhibao Labuan Reinsurance was incorporated in Labuan, Malaysia, on July 29, 2024, and received a reinsurance license approval on October 24, 2024. Zhibao Labuan Reinsurance is a wholly-owned subsidiary of Zhibao BVI, primarily engaged in brokerage and MGU services. It commenced operation on June 1, 2025.

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

Zhonglian was incorporated under the laws of China on June 8, 2005, currently with a registered capital of RMB 50 million. Zhonglian was previously 100% controlled by unrelated third parties. On September 30, 2025, pursuant to the Zhonglian Agreement, Zhonglian’s shareholders transferred 51% of the equity interest of Zhonglian to Zhibao China for a consideration of RMB 25.5 million, subject to the terms and conditions of the Zhonglian Agreement. Following such transfer, Zhonglian became a 51% owned subsidiary of Zhibao China, which has been deconsolidated since January 2026 due to loss of control (see Note 2 of the financial statements included elsewhere in this annual report).

On December 12, 2023, our shareholders approved, among other things, to adjust our authorized share capital and to adopt a dual-class share structure, through a reclassification of our ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares. The previous authorized share capital of the Company was $50,000 divided into 500,000,000 ordinary shares of par value $0.0001 each. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of our company. Each Class B ordinary share is entitled to twenty (20) votes per share on all matters subject to vote at general meetings of our company. The issued and outstanding ordinary shares then held beneficially by Mr. Botao Ma, our director, were reclassified as Class B ordinary shares. All other ordinary shares then issued and outstanding were reclassified as Class A ordinary shares. On the same date, we amended and restated our then effective memorandum of association and articles of association in their entirety and adopted our amended and restated memorandum and articles of association which reflect, among other things, the changes to our capital structure. As a result of the share reclassification, our authorized share capital consisting of 500,000,000 ordinary shares, par value $0.0001 per share, was thus reclassified into (i) 494,394,436 Class A ordinary shares with a par value of $0.0001 per share; and (ii) 5,605,564 Class B ordinary shares with a par value of $0.0001 per share.

On February 4, 2024, our shareholders and our director approved, among other things, to adjust our authorized share capital, pursuant to which we reclassified 887,889 Class A ordinary shares into 887,889 Class B ordinary shares and amended our authorized share capital to reflect (i) 9,000,000 Class A ordinary shares with a par value of US$0.005 each and 1,000,000 Class B ordinary shares with a par value of US$0.005 each, and (ii) the issuance of an aggregate of 400,000 ordinary shares, at par value of US$0.005 per share, to all existing shareholders on a pro rata basis. On the same date, we amended and restated our then effective amended and restated memorandum of association and articles of association in their entirety and adopted our amended and restated memorandum and articles of association which reflect, among other things, the changes to our capital structure. As a result of such changes, our authorized share capital consisting of 10,000,000 ordinary shares, par value US$0.005 per share, was thus reclassified into (i) 9,000,000 Class A ordinary shares with a par value of US$0.005 per share; and (ii) 1,000,000 Class B ordinary shares with a par value of US$0.005 per share.

On April 3, 2024, we closed the IPO for aggregate gross proceeds of $6,000,000, before deducting underwriting discounts and offering expenses. On May 15, 2024, we received additional gross proceeds of $95,060 upon partial exercise of the underwriters’ over-allotment option in connection with the IPO at $4.00 per share. The Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “ZBAO.”

Share Consolidation

On September 29, 2026, the Company conducted its Extraordinary General Meeting (the “EGM”) at its headquarters in Shanghai, China and virtually. At the EGM, the Company’s shareholders, among other things, approved the proposal for the Company to an amended and restated memorandum and articles of association (the “A&R M&A”) in order to effectuate the Share Consolidation.

The Company filed the A&R M&A at the Cayman Islands General Registrar to reflect the Share Consolidation. The Share Consolidation became effective 12:01 a.m. Eastern Time on October 12, 2026 and was primarily intended to bring the Company into compliance with Nasdaq’s rule on Bid Price Requirement.

All share and per share numbers presented herein have been retroactively adjusted to give effect to the Share Consolidation.

Entry into a Merger and Acquisition Agreement with NEXSYS TECH SDN. BHD

On September 28, 2026, the Company entered into a Merger and Acquisition Agreement (the “Acquisition Agreement”), by and between (i) the Company and (ii) Mr. Choi Sai Wai (the “Seller”), the sole shareholder of NEXSYS TECH SDN. BHD., a company incorporated under the laws of Malaysia (“NEXSYS”).

Pursuant to the Acquisition Agreement, the Seller agreed to sell and transfer to the Company, and the Company agreed to acquire from the Seller, all the issued and outstanding shares of NEXSYS (the “Sale Shares” and the acquisition of the Sale Shares, the “Acquisition”, together with the other transactions contemplated by the Acquisition Agreement, the “NEXSYS Transactions”). Upon the consummation of the Acquisition (the “Closing”), NEXSYS will become a wholly owned subsidiary of the Company.

Unless otherwise defined herein, the capitalized terms used below are defined in the Acquisition Agreement.

Consideration

In full consideration for the Sale Shares, the Company agreed to pay to the Seller (i) US$1.00 in cash at the Closing and (ii) contingent consideration of up to US$7,500,000 in the aggregate (the “Earn-Out Consideration”). The Earn-Out Consideration is payable solely through the issuance of Class A ordinary shares of the Company, par value US$0.005 per share (the “Consideration Shares”).

The Earn-Out Consideration is determined by reference to the audited Net Profit (as defined below) of NEXSYS for five evaluation periods commencing on October 1, 2026 and ending on December 31, 2028 (each, an “Evaluation Period”). Net Profit for each Evaluation Period is measured against the following net profit targets (each, a “Net Profit Target”):

●	(i) US$675,000 for the Evaluation Period from October 1, 2026 through December 31, 2026;

●	(ii) US$502,500 for the Evaluation Period from January 1, 2027 through June 30, 2027;

●	(iii) US$502,500 for the Evaluation Period from July 1, 2027 through December 31, 2027;

●	(iv) US$667,500 for the Evaluation Period from January 1, 2028 through June 30, 2028; and

●	(v) US$667,500 for the Evaluation Period from July 1, 2028 through December 31, 2028.

For the purposes of the Earn-Out Consideration, the Acquisition Agreement also sets forth reference revenue objectives and a reference net profit margin of 1.5% for each Evaluation Period. For the avoidance of doubt, such objectives do not constitute conditions for the payment of the Earn-Out Consideration.

“Net Profit” means the net income or net loss of NEXSYS after income taxes attributable to the relevant Evaluation Period. Net Profit is calculated accordance with U.S. GAAP and reconciled to the results of NEXSYS included in the Company’s consolidated financial statements. For avoidance of doubt, Net Profit excludes the financial results of the Company’s other businesses and any results of NEXSYS arising prior to the date on which the Company obtains control of NEXSYS.

For each Evaluation Period, the Seller will be entitled to a base earn-out amount equal to US$1,500,000 multiplied by a completion ratio (the “Base Earn-Out Amount”). The completion ratio equals the audited Net Profit for such Evaluation Period divided by the applicable Net Profit Target, subject to a minimum of zero and a maximum of one.

If, as of the end of any Evaluation Period, cumulative audited Net Profit from October 1, 2026 through the end of such Evaluation Period (including any losses) equals or exceeds the aggregate Net Profit Targets for all Evaluation Periods then ended, the Seller will be entitled to an additional amount (the “Catch-Up Amount”). The Catch-Up Amount equals the excess, if any, of (x) US$1,500,000 multiplied by the number of Evaluation Periods then ended over (y) the sum of all Earn-Out Consideration previously finally determined and the Base Earn-Out Amount for such Evaluation Period.

If, as of the end of any Evaluation Period ending prior to December 31, 2028, cumulative audited Net Profit (including any losses) equals or exceeds US$3,015,000, the Seller will be entitled to the full Earn-Out Consideration, less all earn-out amounts previously finally determined. Such amount is payable in lieu of any Base Earn-Out Amount or Catch-Up Amount for such Evaluation Period.

In no event will the aggregate amount of Earn-Out Consideration exceed US$7,500,000. Earn-out amounts previously finally determined count toward such limit whether or not the corresponding Consideration Shares have been issued. Any portion of the Earn-Out Consideration that remains unearned following the final determination for the last Evaluation Period will expire without payment. No Consideration Shares will be issued or held in escrow prior to the final determination of the applicable earn-out amount. Consideration Shares validly issued on the basis of a final determination are not subject to return by reason of subsequent operating underperformance; however, the Company does not waive any rights arising from fraud, error or a restatement of financial results.

Determination and Issuance of Consideration Shares

The Company is required to cause the financial information supporting Net Profit for each Evaluation Period to be audited by an independent external auditor engaged by the Company. Within 90 calendar days following the end of each Evaluation Period, the Company is required to deliver to the Seller (i) the audited financial information, (ii) a schedule reconciling Net Profit to the Company’s consolidated reporting and (iii) a written statement of Net Profit and the corresponding earn-out amount, approved by the Company’s board of directors (the “Determination Statement”).

The Seller may object to the Determination Statement within ten business days following receipt. Any disputed items that are not resolved through good-faith discussions within ten business days will be referred to an independent accounting firm jointly appointed by the parties. Such firm will act as an expert and not as an arbitrator, its determination will be final absent manifest error or fraud, and its costs will be borne equally by the parties. If the parties are unable to agree on the appointment of such firm within ten business days, either party may refer the dispute to the courts of the Cayman Islands. Any undisputed portion of an earn-out amount will be finally determined and payable without awaiting the resolution of disputed items.

The Company is required to issue the Consideration Shares within five business days following the date on which the applicable audited results and the corresponding earn-out amount have become final. The Consideration Shares will be issued as fully paid shares to the Seller or to a company designated by the Seller in writing. The number of Consideration Shares will equal the applicable earn-out amount divided by the official closing sale price of one Class A ordinary share on Nasdaq on the Trading Day immediately preceding the date of issuance (the “Reference Price”), rounded down to the nearest whole share.

The Reference Price is subject to proportionate adjustment for share splits, consolidations and similar capital reorganizations and determined separately for each issuance, including any issuance in respect of a Catch-Up Amount or an accelerated earn-out amount.

Closing Conditions

The Closing is to occur within 30 days following the execution of the Acquisition Agreement, or on such other date as the parties may agree in writing. The consummation of the Acquisition is subject to certain closing conditions, including:

●	(i) the Seller having full legal capacity and authority to enter into and perform the Acquisition Agreement and to transfer the Sale Shares, and the receipt of all approvals of NEXSYS required under Malaysian law and the constitution of NEXSYS;

●	(ii) the approval or ratification by the Company’s board of directors of the Acquisition Agreement, the Acquisition and the issuance of the Consideration Shares;

●	(iii) the completion of due diligence by the Company on NEXSYS and the Seller, with results satisfactory to the Company;

●	(iv) the Seller having clear title to the Sale Shares, free from encumbrances and third-party rights, and NEXSYS having valid title to its assets and valid rights under its material contracts;

●	(v) the receipt of any required third-party and regulatory consents to the transfer of the Sale Shares or the resulting change of control of NEXSYS; and

●	(vi) the absence of any undisclosed material litigation, arbitration or other dispute affecting NEXSYS or the Sale Shares.

A condition for the benefit of a party may be waived by such party in writing to the extent legally permissible. The Company will bear all expenses arising in connection with the Closing, including registration fees, taxes and duties, audit and valuation fees and legal fees. As of the date of this annual report, the Acquisition has not been consummated.

Termination

The Acquisition Agreement provides for termination prior to the Closing:

●	By the Company if the Seller makes a misrepresentation, conceals information or omits a material disclosure concerning NEXSYS or the Seller’s capacity or title to the Sale Shares, in breach of the Acquisition Agreement.

●	By the Company if material issues identified in its due diligence remain unresolved.

●	By the Company if the Seller fails to cooperate with the agreed due diligence, the transfer of the Sale Shares or the management and document handover, or unreasonably delays the Closing for more than 30 days.

●	By the Seller if the Company breaches the Acquisition Agreement and such breach continues for more than 30 days following written notice requiring cure.

●	By either party if a force majeure event continues for more than 30 days prior to the Closing.

The Acquisition Agreement contains certain representations and warranties customary for its kind.

Conversion of Class B ordinary shares into Class A ordinary shares

On July 31, 2026, the holders of all 16,816,692 Class B ordinary shares then outstanding (336,334 Class B ordinary shares after giving effect to the Share Consolidation) elected to convert them into Class A ordinary shares on a one-for-one basis.

Convertible Note Financing

On April 8, 2026, Company entered into a securities purchase agreement with 3i (the “3i SPA”), pursuant to which the Company agreed to issue and sell to 3i one or more new series of senior secured convertible notes of the Company, in the aggregate original principal amount of up to $6,666,667 ($6,000,000, with an original issue discount of 10%).

On April 10, 2026, the Company issued and sold to 3i an initial note in the original principal amount of $3,333,333 (purchased for $3,000,000 with an original issue discount of 10%) (the “Initial Note” and collectively with the Second Note and the Third Note, as defined below, the “3i Notes”) under the 3i SPA.

The Initial Note was convertible, in whole or in part, from time to time at the option of 3i commencing on or after the issue date of such note into Class A ordinary shares at an initial conversion price per share of $0.87 (or $43.50 per share after the Share Consolidation). On each applicable Installment Date (as defined in the Initial Note) and provided that the Equity Conditions are satisfied, the Company will pay to 3i the applicable Installment Amount (as defined in the Initial Note) due on such date by converting such Installment Amount to Class A ordinary shares in accordance with the Initial Note at a price per share equal to the lower of (i) the Conversion Price (as defined in the Initial Note and initially equal to $0.87 (or $43.50 per share after the Share Consolidation)) and (ii) 92% of the lowest VWAP in the ten (10) trading days immediately prior to each Installment Date. The Company have the right to redeem a portion of the outstanding balance under the Initial Note in monthly installments in an amount equal to the greater of (i) 100% of the Conversion Amount (as defined in the Initial Note) being redeemed as of the Company Optional Redemption Date (as defined in the Note) and (ii) the product of (1) the quotient of (a) the Conversion Amount to be redeemed divided by (b) the Redemption Conversion Price (as defined in the Note) multiplied by (2) the higher of (A) the greatest Closing Sale Price (as defined in the Initial Note) of the Class A ordinary shares during the five (5) trading days immediately preceding the Company Optional Redemption Notice Date (as defined in the Initial Note) and (B) the highest Closing Sale Price of the Class A ordinary shares during the five (5) trading days immediately preceding the Company Optional Redemption Date. Subject to certain exceptions under the 3i SPA, the Initial Note may not be converted to the extent that the number of the Class A ordinary shares owned by the Noteholder and its affiliates will exceed 4.99%, or 9.99% (if the Noteholder provides written notice to the Company 61 days prior to the effectiveness of any such increase), of the issued and outstanding Class A ordinary shares of the Company immediately after giving effect to such conversion.

The Initial Note matures on the 12-month anniversary of the issuance date and accrues interest at seven percent (7%) per annum. Interest on the Initial Note is guaranteed through the maturity date of the Initial Note regardless of whether such Note is earlier converted or redeemed.

The Initial Note ranks senior to all present and future indebtedness of the Company, subject to certain permitted senior indebtedness and will be secured obligations of the Company.

To secure the obligations of the Company to repay the 3i Notes, the Company granted to the Noteholder a lien and security interest in an account to be established under a deposit account control agreement and any assets of the Company that are or become located in the United States, pursuant to a security agreement dated April 10, 2026.

Under the 3i SPA, the Noteholder has the right to participate in any future financing by the Company of up to 25% of such financing on the same terms, conditions and price provided to other investors in such financing. The Company agreed to certain restrictions on changes in its capital structure, including certain restrictions on the issuance of additional equity securities so long as the Noteholder owns any 3i Notes or Class A ordinary shares underlying the 3i Notes, or engaging in any Dilutive Issuances (as defined in the 3i Notes) so long as the 3i Notes are outstanding.

Pursuant to the 3i SPA, the Company entered into a registration rights agreement dated April 10, 2026 (the “Note RRA”) with the Noteholder to provide certain customary registration rights to the Noteholder. The Company filed a registration statement on Form F-1 (File No. 333-295272), declared effective by the SEC on June 4, 2026, to register the maximum number of Registrable Securities (as defined in the Note RRA).

In connection with the 3i SPA, the Company also entered into a placement agency agreement, dated April 8, 2026 (the “Placement Agency Agreement”), with R.F. Lafferty & Co., Inc. (“Lafferty”), pursuant to which Lafferty agreed to act as the exclusive placement agent for the Company for the 3i Notes. Pursuant to the Placement Agency Agreement, the Company will pay Lafferty a cash fee equal to 7.5% of the aggregate gross proceeds actually received by the Company from the sale of the 3i Notes at each closing and will imburse Lafferty for the reasonable and documented legal fees and disbursements of counsel to Lafferty in an amount not to exceed $25,000. The Placement Agency Agreement also contains customary representations, warranties, covenants, indemnification and other provisions.

On June 5, 2026, pursuant to the 3i SPA, the Company issued and sold the second note in the original principal amount of $555,556 (purchased for $500,000 with an original issue discount of 10%) to 3i (the “Second Note”), which had substantially the similar terms as the Initial Note.

On August 5, 2026, the Company and the Noteholder entered into an Amendment (the “First Amendment”) the Initial Note and the Second Note pursuant to which the definition of “Floor Price” was amended from $0.30 to $0.22 ($11 following the Share Consolidation) therein.

On September 17, 2026, the Company and the Noteholder entered into an Amendment to the 3i SPA and Notes (the “Second Amendment”), pursuant to which the Company and the Noteholder agreed, among others, to (a) remove the floor price and cash true-up payments in the event the floor price is triggered from the First Note, Second Note and any Notes to be issued pursuant to the 3i SPA and (b) allow multiple closings with respect to the remaining availability under the 3i SPA.

On September 17, 2026, pursuant to the 3i SPA, as amended by the Second Amendment, the Company issued and sold a third note in the principal amount of $1,000,000 (purchased for $900,000 with an original issue discount of 10%, the “Third Note”) to the Noteholder. On the same day, the Company and the Noteholder also entered into a Waiver Agreement (the “Waiver Agreement”), pursuant to which the Noteholder agreed to, in connection with the purchase of the Third Note at the closing, waive certain terms and conditions with respect to the closing under the 3i SPA and the Third Note.

The Third Note has substantially the same terms as the Initial Note and the Second Note, except that (a) any conversion price under the Third Note is not subject to any floor price, (b) the number of Class A ordinary shares issuable under the Third Note is subject to a cap of 35,941,170 (or 718,824 shares after the Share Consolidation) (the “Share Cap”), (c) in the event that the Share Cap is reached, the Company is required to pay off the entire Third Note in an amount equal to 125% of the sum of the outstanding principal, interest, Made-Whole Amount (as defined in the Third Note) and late charges under the Third Note, and (d) the Company is required to make 12 equal monthly installment payments under the Third Note.

August 2026 PIPE Financing

On August 17, 2026, the Company closed on a private placement financing pursuant to the Securities Purchase Agreement dated July 31, 2026, as amended, on August 17, 2026 (as amended, the “PIPE SPA” and such closing date, the “PIPE Closing Date”), with a syndicate of non-U.S. investors (the “PIPE Investors”) in reliance upon Regulation S under the Securities Act of 1933, as amended. The transactions as contemplated in the PIPE SPA are referred to as “PIPE Financing”.

Pursuant to the PIPE Amended SPA, the Company has completed the PIPE Financing for an aggregate of 442,000,000 units (or 8,840,000 units following the Share Consolidation) (each, a “PIPE Unit”) at a purchase price of $0.35 (or $17.50 following the Share Consolidation) per PIPE Unit, representing an aggregate purchase price of $154,700,000. The total purchase price has been fully satisfied and deemed paid in full at the PIPE Closing Date through the contribution by the PIPE Investors of 2,380 Bitcoins to the Company’s designated wallet account, based on a reference price of $65,000 per Bitcoin determined with reference to prevailing market prices as of July 30, 2026.

Our principal physical operating assets for our insurance brokerage and MGU business are located in mainland China. In addition to these operating assets, we hold Bitcoin as part of our treasury reserve strategy. Bitcoin is a digital asset recorded on a decentralized blockchain network and does not have a fixed physical location. Our Bitcoin holdings are owned by Zhibao Technology Inc. and maintained through a third-party Lorenzo Fund on BNB Smart Chain. The relevant arrangements are administered outside mainland China, and the private keys used to access and control our Bitcoin holdings are maintained by the Company. Our Bitcoin treasury activities, including decisions relating to the acquisition, and disposition of Bitcoin, are conducted in the Cayman Islands.

Each PIPE Unit consists of one Class A ordinary share and one warrant to purchase one Class A Ordinary Share at an exercise price of $0.35 (or $17.50 following the Share Consolidation) per share, exercisable for a period of two years from the PIPE Closing Date. At the PIPE Closing Date, the Company delivered 395,678,152 PIPE Units (or 7,913,563 units following the Share Consolidation), with the remaining 46,321,848 PIPE Units (or 926,437 units following the Share Consolidation) which was delivered to the PIPE Investor on October 30, 2026.

Nasdaq Notification Regarding Bid Price Deficiency

On July 10, 2026, the Company received a Deficiency Letter from Nasdaq notifying the Company that it is not in compliance with the Bid Price Requirement as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the period from May 27, 2026 to July 9, 2026. The Deficiency Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s Class A ordinary shares. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days to regain compliance, or until January 6, 2027, to regain compliance with the Bid Price Requirement. If the Company does not regain compliance with the Bid Price Requirement by the end of such period (as may be extended), the Company’s Class A ordinary shares will be subject to delisting.

Zhibao Technology Inc. 2026 Equity Incentive Plan

We adopted the Zhibao Technology Inc. 2026 Equity Incentive Plan (the “Plan”), effective as of February 16, 2026. Unless the board of directors terminates the Plan earlier, it has a term of 10 years.

The Plan provides for the grant of awards representing the right to acquire, or based on the value of, our Class A ordinary shares (“Plan Shares”), and includes option award, share appreciation right award, restricted share award, restricted share unit award, performance award, dividend equivalent award and other share or cash based award (each, and “Award”, collectively, the “Awards”) to eligible participants of Zhibao or any related entity, as defined in the Plan.

A total of 4,842,85 (96,857 shares on a post-consolidation basis) Plan Shares have been authorized to be issued pursuant to Awards granted under the Plan. As of the date of this annual report, all authorized Plan Shares have been granted and there are no Plan Shares available for issuance.

The Plan will be administered by the board of directors, a committee of the board of directors to which authority under the Plan has been delegated, or any officer to whom the Board or such committee has delegated authority (the “Plan Administrators”, each, a “Plan Administrator”). The Plan Administrator is authorized, subject to the Plan, to designate the participants who are to receive Awards, to determine the type and number of Awards to be granted, and the terms and conditions of each Award grant, among other authorities described in the Plan. The board of directors may amend, alter, suspend or terminate the Plan at any time, subject to certain limitations described in the Plan.

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

Additionally, the Company is obligated to issue to Hudson an aggregate amount of Class A ordinary shares equal to (i) 140,000 Class A ordinary shares (2,800 shares on post-consolidation basis, and the “Initial Commitment Shares”), plus (ii) any “Make-Whole Commitment Shares” (together with the Initial Commitment Shares, the “Commitment Shares”) calculated by dividing 140,000 by the closing price of Class A ordinary shares on the date that is the earlier of (i) December 21, 2025 (being the six (6) calendar months after the date of Hudson EPA) or (ii) the first date that the ELOC Resale F-1 is declared effective by the SEC (the “Measurement Date”), if the closing price of Class A ordinary shares on the Measurement Date is less than the closing price of the Class A ordinary shares on the date of the Hudson EPA. A total of 140,000 Commitment Shares (2,800 shares on post-consolidation basis )have been issued to Hudson as of the date of this annual report.

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

The purchase price is based on an evaluation of RMB 50 million for the 100% of the equity interest in Zhonglian mutually agreed by Zhibao China and Sellers and shall be paid in four installments. The first three installments, each in the amount of RMB7.65 million (approximately $1.05 million), shall be payable before April 30, 2025, June 30, 2025 and January 31, 2026, respectively. As of the date of this annual report, the first installment under this agreement has been made. The fourth installment, in the amount of RMB 2.55 million (approximately $0.35 million), is subject to adjustment in the event that the revenue generated by Zhonglian is less than RMB 140 million (approximately $19.18 million) within one year following the full payment of the first instalment of the purchase price (the “Delivery Date”). The adjustment shall be calculated based on the following formula: RMB 25.5 million times the product of RMB 140 million minus 100% of the Zhonglian’s revenue within one year following the Delivery Date, divided by RMB 140 million, and shall be capped at a maximum adjustment amount of RMB 1 million (approximately $0.14 million). The fourth installment is payable within 30 days following the first anniversary of the Delivery Date. Failure to pay the purchase price on time as stipulated in the Zhonglian Agreement will subject Zhibao China to liquidated damages at a rate of 0.05% of the unpaid amount for each overdue day. If payment is not made within 90 days of the due date, the Sellers may elect to demand continued performance, accelerated lump-sum payment, or retain amounts paid and convert such amounts, net of liquidated damages, into equity in Zhonglian based on a RMB 50 million valuation, plus additional compensation if the liquidated damages that are insufficient to cover losses.

Under the Zhonglian Agreement, Zhibao China also has a right of first refusal to acquire an additional 34% equity interests in Zhonglian by the end of 2027 (the “Subsequent Acquisition”), provided that the Sellers and Zhonglian have fulfilled their respective obligations under the Zhonglian Agreement, and Zhibao China has not deliberately obstructed, whether through affirmative acts or passive omissions, the normal operation and management of Zhonglian. Notwithstanding the foregoing, if Zhibao China fails to complete the Subsequent Acquisition despite Zhonglian having fulfilled its obligations under the Zhonglian Agreement, Zhibao China shall be deemed to be in breach of the Zhonglian Agreement and shall be required to pay liquidated damages to the Sellers.

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

On July 8, 2026, due to Zhonglian Sellers’ persistent breach of its undertakings under the Zhonglian Agreement, Zhibao China issued a termination notice to Zhonglian Sellers to terminate the Zhonglian Agreement which the Zhonglian Sellers acknowledged the termination. The Zhonglian Agreement was formally terminated on July 8, 2026. Accordingly, Zhonglian is no longer a subsidiary of Zhibao China since date thereof. As of the date of the annual report, Zhibao China has initiated a litigation against Zhonglian Sellers to recover the first installment and the case is currently pending.

See Zhibao China’s legal proceeding against Zhonglian in “Item 8. Financial Information - Zhibao China vs. Zhao Xuegeng and Ye Qiner (with Zhonglian as a Third Party)”

Joint Venture - Zhibao Yingshi

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

In the following discussion of our business, unless otherwise provided, “we,” “us,” “our,” or “ourselves” refer to our PRC Subsidiaries or Zhibao China Group.

Overview

Zhibao Technology Inc. is an exempted company incorporated under the laws of the Cayman Islands on January 11, 2023. It operates as a holding company with substantially all of its business through its PRC Subsidiaries, or Zhibao China Group, in particular Zhibao China and Sunshine Insurance Brokers.

We are a leading and high growth insurance technology company primarily engaging in providing digital insurance brokerage services through Zhibao China Group in China. To-business-to-customer (“2B2C”) digital embedded insurance is our innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary Platform as a Service (“PaaS”).

2B2C digital embedded insurance refers to our one-stop customized insurance brokerage model conducted through Zhibao China Group, under which we provide proprietary and customized insurance solutions to be digitally embedded in the existing customer engagement matrix of business entities (our “business channels” or “B channels”) to reach and serve such B channels’ existing pool of end customers (“end customers” or “C”). Each B channel encompasses a specific scenario where its end customers also have potential, untapped insurance needs. For example, a Chinese travel agency (our B channel) has an average of 100,000 Chinese tourists traveling to the U.S. for tourism every year. We believe this presents an untapped scenario-specific opportunity for international travel accident insurance needs for a pool of 100,000 Chinese tourists as end customers. These end customers might otherwise have to search for and purchase insurance separately or might not purchase insurance at all. After Zhibao China Group reaching an agreement with such travel agency to become one of our B channels, they build and embed a travel insurance solution across this travel agency’s matrix of digital channels, including its website, Douyin (the Chinese equivalent of TikTok), WeChat Mini Program, and other social media accounts. Consequently, we, through Zhibao China Group, may pinpoint the 100,000-strong customer base and provide insurance brokerage services which are specifically and accurately tailored to the insurance needs of these end customers.

Our service portfolio through Zhibao China Group includes (1) insurance brokerage services, and (2) managing general underwriting (“MGU”) services, a specialized insurance brokerage service whereby the insurance companies authorize us to assist them in underwriting, claims and risk control services. It broadly covers insurance product design and customization, selection of insurance companies, technology system interconnection and delivery, customer AARRR (Acquisition, Activation, Retention, Referral, Revenue) operation, customer service, compliance management, data analysis, all of which are integrated in each of our insurance solutions. Each insurance solution generally applies to one specific scenario in a particular sector, with customized product design and services relevant for that scenario and sector. As of the date of this annual report, we, through Zhibao China Group, have developed more than 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities (i.e., gas and electricity), and e-commerce. Zhibao China Group acquire and analyze customer data, utilize big data and artificial intelligence (“AI”) technology to continually iterate and enhance our digital insurance solutions. This iterative process, in addition to continually improving our digital insurance solutions, will keep us abreast of the new trends and customer preferences in the market.

Zhibao China Group secure and serve our end customers through our B channels. Our B channels cover a wide range of industries and organizations, including but not limited to internet platforms, large and medium-sized enterprises, and government agencies. While B channels have end customers with potential insurance needs relevant and specific to their primary operations, they usually do not have the experience and expertise to effectively provide insurance related services. In order to address this pain-point, we, through Zhibao China Group, provide them with our customized digital insurance solutions specifically tailored to their business. Our 2B2C model thrives because our relationship with B channels is mutually beneficial and sustainable for all participants. Our B channels view us as a valuable partner as we empower them to provide insurance as a value-added service to their end customers, a potential competitive advantage for them. By embedding our digital insurance solutions into our B channels’ online matrix to reach their customer base, we maintain a captive, stable and sustainable source of end customers at low cost. The end customers, as a result, can conveniently and efficiently access quality brokerage services and suitable insurance products tailored to their actual needs. As of the date of this annual report, we, through Zhibao China Group, have cooperated with more than 3,200 B channels, and secured more than 28 million end customers. We intend to expand the number of B channels as a key growth strategy of our business.

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

Our revenue increased by RMB 93.3 million (US$13.8 million), or 51% from approximately RMB 183.7 million for the fiscal year ended June 30, 2024 to RMB 276.9 million (US$40.8 million) for the fiscal year ended June 30, 2025, and further increased by RMB 43 million (US$6.3 million), or 16% to RMB 319.9 million for the fiscal year ended June 30, 2026.

For the fiscal year ended June 30, 2024, we achieved profitability with our net income of approximately RMB 13.3 million. For the fiscal year ended June 30, 2025, we incurred net loss of approximately RMB 62.0 million ($8.7 million). For the fiscal year ended June 30, 2026, we incurred net loss of approximately RMB 2.9 million ($0.4 million).

Our Revenue Model

Our revenue consists of (i) brokerage Zhibao China Group receive for their general digital insurance brokerage service fees (“Insurance Brokerage Fees”) and (ii) MGU service fees (“MGU Service Fees”) Zhibao China Group receive for our MGU services.

Insurance Brokerage Fees refer to the commissions or fees Zhibao China Group receive from insurance companies for the digital insurance brokerage services they offer to our end customers (who pay insurance premium to insurance companies according to the terms of their policies), primarily at the range of 10% - 35% for property & casualty insurance products, 10% - 35% for health insurance products and 50% - 80% for life insurance products, of gross written premium per insurance policy depending on the type of the insurance, the specific insurance products, and their negotiated terms with each insurance company. Insurance Brokerage Fees accounted for approximately 94%, 99% and 99%, respectively, of our total revenues for the fiscal years ended June 30, 2024, 2025 and 2026.

MGU Service Fees refer to service fees Zhibao China Group receive from insurance companies for the MGU services they provide to such insurance companies, usually at an average of approximately 15% of gross written premium per insurance policy depending on the type of insurance, and their negotiated terms with each insurance company. MGU Service Fees accounted for approximately 6%, 1% and 1%, respectively, of our total revenues for the fiscal years ended June 30, 2024, 2025 and 2026.

Competitive Strengths

We believe that the following strengths contribute to Zhibao China Group’s growth and differentiate us from our competitors:

●	Innovative Business Model - 2B2C Embedded Insurance

We are a pioneer and market leader through Zhibao China Group in 2B2C embedded insurance business in China. Our 2B2C model is key to enabling us to acquire end customers at minimal cost and therefore to achieve higher efficiency compared with our industry peers, who might gain customers by investing a large amount of capital through direct-to-consumer advertisement and other marketing channels. Each of our B channels has already developed a stable relationship with their end customers. By embedding our customized digital insurance solutions into B channels’ online matrix, we can reach end customers more precisely and efficiently. As the first-mover and a market leader in 2B2C embedded insurance brokerage service in China, we have entrenched relationships with B channels and other industry participants through Zhibao China Group. As of the date of this annual report, we have cumulatively cooperated with over 3,200 B channels and will continue to expand the number of B channels as a key growth strategy.

●	Market Leading Digital Insurance Solutions

As of June 30, 2026, we, through Zhibao China Group, have developed over 40 proprietary and innovative digital insurance solutions which are built and operated based on their PaaS. Each of our proprietary digital insurance solutions primarily consists of insurance product(s), a solution-specific technology system, customer AARRR operations plan, and customer service plan. They are specifically tailored to the various scenarios of our B channels and their end customers’ insurance needs. Our digital insurance solutions can largely reduce point-of-sale friction and deliver the digital insurance brokerage services which are relevant and tailored to the separate needs of our B channels and end customers. Through our digital insurance solutions on Zhibao China Group’s PaaS, Zhibao China Group acquire and analyze customer data, and utilize big data and AI technology to continually iterate and enhance our digital solutions. This iterative process, in addition to continually improving our digital solutions, will keep us abreast of the new trends and customer preferences in the market.

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

We have an experienced and devoted management team that has helmed the acceleration of our growth and steered our strategic direction. Our management team is passionate about innovation in providing digital insurance solutions to end customers. For example, our Chief Executive Officer and Interim Chief Financial Officer, Ms. Jinmei Guo Hellstreom has accumulated more than 10 years of senior management experience in trading industry, our director, Mr. Botao Mao, has more than 30 years management experience in insurance industry, and. Mr. Xiao Luo has more than 15 years of experience in insurance brokerage business. Our Chief Technical Officer, Mr. Yugang Wang, has more than 20 years of digital technology and management experience in the insurance industry. Our team’s expertise in the insurance brokerage industry will help steer the Company to continuously maintain and extend our leading position in the digitalization of the insurance brokerage industry in China. Their influences across the market have already, and will continue to, attract more B channels and deepen relationships with existing B channels and insurance companies, all of which will sustain and accelerate the rapid-paced growth of the Company.

Future Digital Asset Treasury Strategy

As part of its digital asset strategy, the Company intends to hold Bitcoins primarily as a long-term treasury reserve asset, rather than for short-term trading, speculative investment or financing activities. The Company believes that maintaining a Bitcoin treasury may provide an opportunity to diversify its treasury holdings and support its long-term capital allocation strategy.

The Company may also evaluate potential strategic investments, acquisitions or business collaborations involving blockchain technology and digital asset-related businesses, subject to applicable legal and regulatory requirements. Any such opportunities would be evaluated on a case-by-case basis, taking into account their strategic rationale, financial implications, regulatory considerations and associated risks. The Company has not committed to any specific transaction or expansion initiative, and any future activities would be subject to appropriate due diligence, internal approvals and compliance with applicable laws and regulations in the relevant jurisdictions.

Growth Strategies for our Insurance Platforms

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

●	Drive Additional Conversions for Existing End Customers - Our 2C Business

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

In July 2024, we incorporated Zhibao Labuan Reinsurance, our wholly-owned subsidiary reinsurance company in Labuan, Malaysia. In October 2024, we received a license approval, and in April 2025, we received the final approval. Zhibao Labuan Reinsurnace commenced operation on June 1, 2025. Through this subsidiary, we are supporting our brokerage and MGU services to back up the high-quality book of business with capital. As of September 30, 2026, the total assets of Zhibao Labuan Reinsurance are USD2.8 million.

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

Insurance Brokerage Services - Our Primary Business Line

Insurance Brokerage Services is our primary business line, accounting for over 75% of our overall revenue. We provide embedded digital insurance brokerage services to end customers through B channels supported by our digital insurance brokerage platform - our proprietary PaaS providing insurance solutions embedded in the customer engagement matrix of our B channels, including but not limited to their websites, App, WeChat Mini Programs, Douyin (the Chinese equivalent of TikTok) and other social media accounts. An insurance solution refers to an insurance brokerage service specially designed for a B channel and its end customers, which integrates online operations, systems, insurance products and customer services.

For the fiscal years ended June 30, 2024, 2025 and 2026, the revenue generated from the digital insurance brokerage services was approximately RMB 174.1 million, RMB 273.8 million and RMB 316.8 million (US$46.7 million), respectively, accounting for approximately 94%, 99% and 99%, respectively, of our total revenues.

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

Our platform is the first digital insurance brokerage platform in China, which provides a wide range of insurance solutions to our end customers. As of June 30, 2026, we have more than 40 innovative insurance solutions on our platform covering the corresponding insurance scenarios in different industries, including but not limited to travel, outdoor activities, sports, travel, logistics, utilities (e.g., municipal gas), and e-commerce. Each insurance solution generally targets one scenario within the primary industry of our B channels and based on the actual needs of their end customers, powered and supported by a series of proprietary systems we build and run on our platform. Each end customer accesses our insurance solutions via a system embedded in our B channel’s digital channels, or via our own WeChat Mini Program. Once they log into our system and prior to clicking the “Purchase” button, our end user must agree to our Brokerage Agreement, authorizing us to represent him (or her) in securing such insurance transaction. Afterwards, the insurance premium is collected either by the insurance company directly or via us (for later settlement with the insurer) and the policy is electronically and automatically issued by the insurance company.

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

For the fiscal years ended June 30, 2024, 2025 and 2026, the revenues generated from the MGU services were approximately RMB 10.2 million, RMB 3.5 million and RMB 3.6 million (US$0.5million), respectively, accounting for approximately 6%, 1%, and 1% respectively, of our total revenues.

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

Our B channels include internet platforms, government agencies, and large and medium-size enterprises, covering most provinces and major cities of China, including but not limited to Shanghai, Beijing, Guangzhou, and Shenzhen. We expect to expand our B channel base by enhancing our cooperation with insurance companies, other insurance brokerage companies and technology companies who have connections to potential target B channels. Although our B channels do not directly generate any revenues for us, they are essential to our business as they provide us unique opportunities to reach and serve the end customers. As of the date of this annual report, we have a total of more than 3,200 B channels.

Our B channels generally charge certain intermediary fees for allowing our platform to be embedded in their customer engagement channels (“Intermediary Fees”) ranging from 30% to 50% of the Insurance Brokerage Fee collected by us.

We generally have a multi-year agreement with each of our B channels. The key terms of the agreements include our service to end customers, revenue sharing, each party’s responsibility in the service process.

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

As of June 30, 2026, we have a total of more than 28 million end customer. While we do not collect any revenue directly from our end customers (i.e., membership fees), we do receive revenue in the form of Insurance Brokerage and MGU Fees from the insurance companies as a result of these end customers purchasing (an) insurance policy(s).

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

Our revenues are generated from Insurance Brokerage and MGU Services Fees, most of which are sourced from insurance companies, generally payable to us after the end customer has purchased and paid for their policy. For the fiscal years ended June 30, 2025, two key insurance companies contributed approximately RMB 101 million to our revenues, accounting for approximately 26% of our total revenues. For the fiscal years ended June 30, 2026, one key insurance company contributed an aggregation of approximately RMB 52.0 million to our revenues, accounting for approximately 16% of our total revenues. We expect that Zhibao China and Sunshine Insurance Brokers will continue to have a stable and healthy partnership with those companies and secure new insurance company partners, to expand our supply base.

Marketing and Sales

We market and sell our services through (i) Independent Sales Partners, (ii) B channels, and (iii) our own sales team.

Independent Sales Partners are those partners who source B channels on our behalf and receive certain fees from us, usually in the range of 15% to 50% of Insurance Brokerage Fees. We generally have a long-term agreement of one year or longer with each independent sales partner, with customary contract terms. As of June 30, 2025, we have a total of approximately 40 independent sales partners, and approximately 20% of B channels were secured through them.

As of the date of this annual report, we have established business cooperation with more than 3,200 business channels, through which we have acquired more than 28 million end customers.

We will continue to work with existing independent sales partners and business channels, and identify and secure new independent sales partners and business channels, to expand our marketing base and strength our brand recognition in China.

Our Own Sales Team refers to our own sales employees who develop B channels. As of June 30, 2026, we have a direct sales team of 65 people, all of whom are our full-time employees. The compensation package for our sales team includes fixed base salaries and commissions ranging from 0 - 10% of our revenue. Our own sales team are located in both our head office and branches. We provide our sales team with regular training and delivery systems to assist them in quickly becoming proficient and productive sales personnel.

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

As of June 30, 2026, we have a customer AARRR operations team of 44 members.

Research and Development (“R&D”)

Our R&D primarily focuses on the research and development of our digital insurance brokerage platform, including technology innovations, development, system function and feature upgrades. Our R&D efforts also involve research and development on our insurance solutions’ innovations, replacement, upgrades, upgrades and improvement.

As of June 30, 2026, we had a team of 18 employees engaged in the R&D activities, all of which had obtained at least a Bachelor degree, with average R&D work experience of approximately 9 years. For the fiscal years ended June 30, 2024 and 2025 and 2026, our R&D expenses were approximately RMB 15.1 million, RMB 10.9 million and RMB 9.6 million (US$1.4 million), respectively. R&D expenses mainly consist of salaries, and mandatory social insurance and housing funds contributions for our R&D personnel and outsourcing costs. We invest in R&D to continually develop and enhance the functionality of our platform and related systems, therefore keeping us abreast of new trends and customer preferences.

We adhere to a market-oriented R&D approach, and from May 2017 to December 2020, we and Fudan University jointly established China’s first insurance technology lab, primarily focusing on the insurance product innovations and risk management supported by artificial intelligence and big data technology.

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

As of June 30, 2026, the PRC Subsidiaries have 20 registered trademarks, 37 registered copyrights, including 32 registered computer software copyrights and 5 artwork copyrights, and 9 domain names in China.

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

Our competitors, especially those focusing on traditional 2B business, may have stronger financial foundations, more established brand recognition, and/or longer standing relationships with their clients. However, we believe we can effectively compete in the industry based on our following principal competitive edges:

●	Innovative 2B2C embedded insurance brokerage service business model with a stable source of end customers and minimal customer acquisition costs;

●	Focus on Individual and SME business, a major driver of future growth in the Chinese insurance market;

●	Innovative, diversified, and highly customized digital insurance solutions;

●	Powerful technology platform;

●	Brand equity and stable relationships with B channels and end customers;

●	Diversified business portfolio and effective sales and marketing management system; and

●	Technology innovations and strong R&D capabilities.

Regulatory Permissions

As of the date of this annual report, we have received from PRC and Malaysian authorities all requisite licenses, permissions or approvals required to engage in the businesses currently conducted in China and Malaysia, and no permission or approval has been denied. Such licenses and permissions include but are not limited to business license and insurance broker license. The following table provides details on the licenses and permissions held by our PRC Subsidiaries and subsiaries in Malaysis:

Company	License/Permission	Issuing Authority	Validity
Zhibao China	Business License	Shanghai Administration for Market Regulation	No Fixed Term
Shanghai Anyi	Business License	Pilot Free Zone Administration for Market Regulation	No Fixed Term
Sunshine Insurance Brokers	Business License	Shanghai Pudong New Area Administration for Market Regulation	November 16, 2041
	Record-filing Certificate of Classification Protection of Information System Security - S3A3	Shanghai Municipal Public Security Bureau	Long Term
	Insurance brokerage license	National Financial Regulatory Administration Shanghai Bureau	September 1, 2029
Zhibao Health	Business License	Pilot Free Zone Administration for Market Regulation	November 15, 2052
Zhizhongbao	Business License	Pilot Free Zone Administration for Market Regulation	No Fixed Term
Yingshi	Business License	Pilot Free Zone Administration for Market Regulation	No Fixed Term
Zhonglian	Business License	Ningbo Beilun Area Administration for Market Regulation	June 7, 2104
	Insurance brokerage license	National Financial Regulatory Administration Ningbo Bureau	September 30, 2027
Zhibao Labuan Resinurance	General Reinsurance Business	Labuan Financial Service Authority	No Fixed Term

REGULATIONS IN PRC

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange (“SAFE”), the Ministry of Commerce (“MOFCOM”), the National Development and Reform Commission (“NDRC”), the State Administration for Magret Regulation (“SAMR”), formerly known as SAIC, the Ministry of Civil Affairs,(“MCA”), and their respective authorized local counterparts.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Insurance Industry

The insurance industry in the PRC is highly regulated. Between 1998 and March 2018, the China Insurance Regulatory Commission (“CIRC”), was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the China Banking and Insurance Regulatory Commission (“CBIRC”) was established as the result of the merger between the CIRC and the China Banking Regulatory Commission (“CBRC”), replacing CIRC as the regulatory authority for the supervision of the Chinese insurance industry. On May 18, 2023, National Financial Regulatory Administration was established as due to institutional reform, replacing the CBIRC as the regulatory authority responsible for overseeing the Chinese insurance industry. Insurance activities within the PRC are primarily governed by the Insurance Law and the related rules and regulations.

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

2009 Amendments to The Insurance Law

The 2002 Insurance Law was amended again in 2009 and the amended insurance law, which we refer to as the 2009 Insurance Law, became effective on October 1, 2009. The major amendments to the 2009 Insurance Law include:

●	Strengthening protection of the insured’s interests. The 2009 Insurance Law added a variety of clauses such as incontestable clause, abstained and estoppels clause, common disaster clause and amending immunity clause, claims-settlement prescription clause, reasons for claims rejection and contract modification clause.

●	Strengthening supervision on the qualification of the shareholders of the insurance companies and setting forth specific qualification requirements for the major shareholders, directors, supervisors and senior managers of insurance companies.

●	Expanding the business scope of insurers and further relaxing restrictions on the use of funds by insurers.

●	Strengthening supervision on solvency of insurers with stricter measures.

●	Tightening regulations governing the administration of insurance intermediary companies, especially those relating to behaviors of insurance agents.

According to the 2009 Insurance Law, the minimum registered capital required to establish an insurance agency or insurance broker as a company must comply with the PRC Company Law. The registered capital or the capital contribution of insurance agencies or insurance brokers must be paid-up capital in cash. The 2009 Insurance Law also sets forth some specific qualification requirements for insurance agencies and brokerage practitioners. The senior managers of insurance agencies or insurance brokers must meet specific qualification requirements, and their appointments are subject to approval of the CIRC. Personnel of an insurance agency or insurance broker engaging in the sales of insurance products must meet the qualification requirements set by the CIRC and obtain a qualification certificate issued by the CIRC. Under the 2009 Insurance Law, the parties to an insurance transaction may engage insurance adjusting firms or other independent appraisal firms that are established in accordance with applicable laws, or persons who possess the requisite professional expertise, to conduct assessment and adjustment of the insured subject matters. Additionally, the 2009 Insurance Law specifies additional legal obligations for insurance agencies and brokers.

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

In May 2023, the NFRA was established due to institutional reform and replaced the CBIRC as the regulatory authority responsible for overseeing the Chinese financial industry, except for the securities sector, and received some of the functions from the PBOC and the CSRC. As a ministry-level institution, the NFRA has more extensive regulatory and enforcement authority compared to the CBIRC, including the power to supervise financial holding companies and other financial groups, and to promote legislation and law enforcement against illegal financial activities that may arise across various financial sectors.

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

Regulations on the Life Insurance Industry

On April 14, 2025, the National Financial Regulatory Administration issued the Notice on Promoting and Deepening the Reform of the Personal Marketing System in the Life Insurance Industry, which came into implementation on the same day. The notice governs the personal marketing system for life insurance business. It requires insurers to further implement the “unified reporting and remuneration” mechanism for sales compensation. Insurers shall establish a commission recovery and clawback mechanism to recoup losses arising from illegal or non-compliant conduct of insurance sales personnel, and advance the professionalization of insurance sales personnel. The notice provides that insurance professional agencies and insurance brokers, as well as other institutions and channels engaged in life insurance product sales and insurance service provision, shall implement the relevant requirements of the notice by reference.

The key requirements under the notice include:

●	strengthening implementation of the unified reporting and remuneration system for sales commissions and compensation;

●	establishing commission recovery and clawback mechanisms for losses caused by insurance sales personnel’s violations of laws and regulations;

●	optimizing commission payment structure including adoption of deferred commission payment arrangements;

●	promoting the transformation and professional development of life insurance sales personnel;

●	reinforcing insurers’ primary accountability for management of personal sales teams.

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

Regulations Related to Cybersecurity

Regulations on Information Security

The SCNPC originally promulgated the Cybersecurity Law on November 7, 2016, which became effective on June 1, 2017, and was amended on October 28, 2025 and the amendments became effective on January 1, 2026, to protect cyberspace security and order. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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

As of the date of this annual report, our PRC Subsidiaries have a total of 14 lease agreements that have been registered with the PRC governmental authorities as required by PRC law.

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

Patent

According to the Patent Law of the People’s Republic of China (the “Patent Law”) promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China (the “Implementation Rules of the Patent Law”) promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010 and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents are valid for ten years and design patents are valid for fifteen years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on patent rights.

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

As of September 30, 2024, the Company believes it is not required to obtain permission or approval from any other PRC state or local government. See “Item 4. Information on the Company - B. Business Overview. However, if any other filings, approval, review or other procedure is required, there is no assurance that we will be able to obtain such filings, approval or complete such review or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirement in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

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

For information of our subsidiaries, please see “Item 4, Information on the Company - A. History and Development of the Company” beginning on page 46 of this annual report.

The chart below shows our corporate structure as of the date of this annual report:

D.	Property, Plants and Equipment

Properties

Our headquarters and administrative offices are currently located in Shanghai, China.

The following table sets forth certain information relating to the primary leased offices of our PRC Subsidiaries in China as of the date of this annual report.

Property User	Location	Size (Square Meters)	Term	Primary Use
Sunshine Insurance Brokers	Rooms 301-307, Floor 3, Building 6, Lane 727, Wuxing Road, Pudong New District, Shanghai	1,143.32	November 1, 2024 to October 31, 2027	Office

In addition to the above-mentioned primary leases, Sunshine Insurance Brokers also leases offices for its branches located in Beijing, Guangzhou, Harbin, Nanjing, Hangzhou, Jinan, Linyi, Shenzhen and Kunming. As of the date of this annual report, we have a total of 14 lease agreements for our leased properties in China for our business operations.

We believe the above offices and facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and consolidated financial statements and the related notes included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report. All amounts included herein with respect to the fiscal years ended June 30, 2024, 2025 and 2026 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

Zhibao Technology Inc. is an exempted company incorporated under the laws of the Cayman Islands on January 11, 2023. It operates as a holding company with substantially all of its business through its PRC Subsidiaries, or Zhibao China Group, in particular Zhibao China and Sunshine Insurance Brokers.

We are a leading and high growth insurance technology company primarily engaging in providing digital insurance brokerage services through Zhibao China Group in China. 2B2C digital embedded insurance is our innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS.

2B2C digital embedded insurance refers to our one-stop customized insurance brokerage model conducted through Zhibao China Group, under which we provide proprietary and customized insurance solutions to be digitally embedded in the existing customer engagement matrix of our B channels to reach and serve such B channels’ existing pool of end customers. Each B channel encompasses a specific scenario where its end customers also have potential, untapped insurance needs. For example, a Chinese travel agency (our B channel) has an average of 100,000 Chinese tourists traveling to the U.S. for tourism every year. We believe this presents an untapped scenario-specific opportunity for international travel accident insurance needs for a pool of 100,000 Chinese tourists as end customers. These end customers might otherwise have to search for and purchase insurance separately or might not purchase insurance at all. After Zhibao China Group reaching an agreement with such travel agency to become one of our B channels, they build and embed a travel insurance solution across this travel agency’s matrix of digital channels, including its website, Douyin (the Chinese equivalent of TikTok), WeChat Mini Program, and other social media accounts. Consequently, we, through Zhibao China Group, may pinpoint the 100,000-strong customer base and provide insurance brokerage services which are specifically and accurately tailored to the insurance needs of these end customers.

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

Zhibao China Group secure and serve our end customers through our B channels. Our B channels cover a wide range of industries and organizations, including but not limited to internet platforms, large and medium-sized enterprises, and government agencies. While B channels have end customers with potential insurance needs relevant and specific to their primary operations, they usually do not have the experience and expertise to effectively provide insurance related services. In order to address this pain-point, we, through Zhibao China Group, provide them with our customized digital insurance solutions specifically tailored to their business. Our 2B2C model thrives because our relationship with B channels is mutually beneficial and sustainable for all participants. Our B channels view us as a valuable partner as we empower them to provide insurance as a value-added service to their end customers, a potential competitive advantage for them. By embedding our digital insurance solutions into our B channels’ online matrix to reach their customer base, we maintain a captive, stable and sustainable source of end customers at low cost. The end customers, as a result, can conveniently and efficiently access quality brokerage services and suitable insurance products tailored to their actual needs. As of the date of this annual report, we, through Zhibao China Group, have cooperated with more than 3,200 B channels and secured more than approximately 28 million end customers through them. We will expand the number of B channels as a key growth strategy of our business.

Under our business model, Zhibao China Group represent end customers as their authorized insurance broker to negotiate with insurance companies and select the most suitable insurance products for our end customers. As of the date of this annual report, we have partnered with over 100 insurance companies (including their subsidiaries and branches) through Zhibao China Group.

Our revenue increased by RMB 93.3 million (US$13.3 million), or 51% from approximately RMB 183.7 million for the fiscal year ended June 30, 2024, to RMB 276.9 million for the fiscal year ended June 30, 2025, and further increased by RMB 43.0 million (US$6.3 million), or 16% to RMB 319.9 million (US$47.1 million) for the fiscal year ended June 30, 2026.

For the fiscal year ended June 30, 2024, we achieved profitability with our net income of approximately RMB 13.3 million. For the fiscal year ended June 30, 2025, we incurred net loss of approximately RMB 62.0 million. For the fiscal year ended June 30, 2026, we incurred net loss of approximately RMB 2.9 million ($0.4 million). higher than that from January to June.

Recent Developments

Deconsolidation of Zhonglian

Starting January 2026, the Company has been in a dispute with the management of Zhonglian as to the performance of relevant transaction documents. Since then, the management of Zhonglian refused to provide the Group with any operational or financial information of Zhonglian. The management of Zhonglian also refused to hand over Zhonglian’s assets, including official seals, financial licenses, and bank security tokens, which are needed to conduct operational and financial activities, and effectively denied the Company’s access to and control of the bank accounts and daily operations of Zhonglian.

Despite retaining a 51% equity interest in Zhonglian, the Company concluded that it had lost control of Zhonglian in January 2026, based on its assessment of the relevant facts and circumstances under ASC 810-10-40-4. In particular, the Company considered the substantive participating rights granted to other shareholders under the shareholders’ agreement and the articles of association of Zhonglian, together with the circumstances in which the management of Zhonglian refused to cooperate with the Company and the Company was no longer able to direct Zhonglian’s relevant activities. Accordingly, the Company ceased consolidating Zhonglian from January 2026.

See our other recent developments in “Item 4. Information about the Company - History and Development of the Company”

Key Factors that Affect Operating Results

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Our ability to accelerate the expansion of 2B2C business and drive additional conversion for end customers

Our future growth depends on our ability to sustain the expansion of our 2B2C business and drive additional conversion for end customers. With our strong position as a first mover in the 2B2C embedded insurance market, we aim to further broaden our B channels base through expansion of our sales teams and independent sales partners with resources to B channels. We also plan to strengthen our 2C business by targeting our existing customer base to meet the additional needs of each end customer. To achieve the goal, we will offer personalized insurance consultations to end customers through multiple channels, such as WeChat Mini Program, phone, or face-to-face meetings. Our aim is to steer their attention towards comprehensive family security plans, leading to long-term insurance commitments with us. In addition, we will also provide targeted consulting services to guide end customers towards suitable insurance options and facilitate short-term policy conversions.

Our ability to utilize innovative insurance technology and infrastructure

We regard insurance technology and infrastructure as critical to our ability to optimize our insurance solutions provided to our business channels and end customers. We have invested substantial resources in developing the sophisticated and innovative technology systems that we use to optimize our insurance solutions. We will continually upgrade and enhance our insurance technologies to upgrade and enrich our digital insurance solutions to keep us abreast of the new trends and customer preferences in the market.

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

Changes in PRC regulations on insurance and insurance commission rates

Since November 1, 2025, the National Financial Regulation Administration launched the “Baoxing Heyi” (Reporting-Execution Consistency) regulation for non-auto insurance products, which has had an impact on insurance brokerage companies in China. The core requirement of Baoxing Heyi is that actual fees and commissions paid must match those filed with regulators.

The direct impact of this policy is the reduction in insurance commission rates and removed the possibility of insurers from benefiting from arbitrage in rates charged. As a result, the policy had led the insurance market to consolidate, with resources and talent concentrating toward top-tier brokers that possess stronger capital reserves and professional training systems, while at the same time, small and regional insurers have been forced to exit. Zhibao considers the Baoxing Heyi policy as an opportunity for the Company to increase its market share through potential acquisitions and organic growth.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) Insurance Brokerage Fees Zhibao China Group receives from digital insurance brokerage services, and (ii) MGU Service Fees Zhibao China Group receives from insurance companies for MGU services. For the fiscal years ended June 30, 2024, 2025 and 2026, our revenues were approximately RMB 183.7 million, RMB 276.9 million and RMB 319.9 million (US$47.1 million), respectively. The following table sets forth a breakdown of our revenue by service type for the fiscal years indicated.

	For the Fiscal Years Ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
Insurance Brokerage Fees	174,056,644	94	273,799,682	99	316,808,343	46,691,773	99
MGU Service Fees	10,198,113	6	3,463,519	1	3,562,492	525,046	1
Less: business taxes and surcharges	(585,431)	—	(327,171)	—	(460,097)	(67,810)	—
	183,669,326	100	276,936,030	100	319,910,738	47,149,009	100

For the fiscal years ended June 30, 2024, 2025 and 2026, all insurance applications submitted by end customers were fully approved by insurance companies without any denial. The following table sets forth a breakdown of the number of insurance policies submitted by end customers and related revenues, disaggregating by product types.

	For the Fiscal Years Ended June 30,
	2024		2025		2026
	Revenue RMB	Number of insurance policies	Revenue RMB	Number of insurance policies	Revenue RMB	US$	Number of insurance policies
Insurance Brokerage Fees
Property & casualty insurance products	88,894,882	658,553	162,093,101	1,340,541	187,554,808	27,642,159	1,787,062
Life insurance products	146,357	39	187,843	50	217,350	32,033	77
Health insurance product	81,809,456	658,005	108,062,068	1,227,027	125,036,539	18,428,106	1,191,298
Others	3,205,949	—	3,456,670	—	3,999,646	589,475	—
Total	174,056,644	1,316,597	273,799,682	2,567,618	316,808,343	46,691,773	2,978,437
MGU Service Fees
Health insurance product	10,198,113	834	3,463,519	481	3,562,492	525,046	487
Total	10,198,113	834	3,463,519	481	3,562,492	525,046	487

Insurance Brokerage

Insurance Brokerage services is our PRC Subsidiaries’ primary business line. We provide embedded digital insurance brokerage services through our PRC Subsidiaries to end customers through B channels supported by the digital insurance brokerage platform - a proprietary platform of our PRC Subsidiaries providing insurance solutions embedded in the customer engagement matrix of our B channels, including their websites, App, Wechat Mini Programs, Douyin (the Chinese equivalent of TikTok) and other social media accounts. An insurance solution refers to an insurance brokerage service specially designed for a B channel and its end customers, which integrates online operations, systems, insurance products and customer services.

The commission fees are calculated on a predetermined percentage of insurance premium of each insurance policy. Commission fees are recognized when our PRC Subsidiaries complete the insurance brokerage services, at which point our PRC Subsidiaries successfully place an insurance policy for the end customers.

For the fiscal years ended June 30, 2024, 2025 and 2026, the revenues generated from the general digital insurance brokerage services were approximately RMB 174.1 million, RMB 273.8 and RMB316.8 million (US$ 46.7 million), respectively, accounting for approximately 94%, 99% and 99%, respectively, of our total revenues. The increase in the insurance brokerage fees as a percentage of total revenues for such periods was mainly due to the increase in volume of transactions on our platform, primarily contributed by larger customer base and more selection of production.

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

For the fiscal years ended June 30, 2024, 2025 and 2026, the revenues generated from the MGU services were approximately RMB 10.2, RMB 3.5 million and RMB 3.6 million (US$0.5 million), respectively, accounting for approximately 6%, 1% and 1%, respectively, of our total revenues. The decrease in the MGU Service Fees as a percentage of total revenues for such periods was mainly due to abrupt closure of business by a reinsurance partner in the high-end medical sector. The PRC Subsidiaries’ MGU services focus on health insurance products for high-value individuals, which was a relatively small market and therefore the growth in MGU service was slower than that of insurance brokerage services.

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

	For the Fiscal Years Ended June 30,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
Insurance Brokerage Fees	102,132,184	94	159,732,950	98	196,017,177	28,889,357	100
MGU Service Fees	6,776,363	6	3,633,875	2	—	—	—
	108,908,547	100	163,366,825	100	196,017,177	28,889,357	100

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

British Virgin Islands

Zhibao BVI is incorporated in the British Virgin Islands (“BVI”) and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

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

For Fiscal Years ended June 30, 2025 and 2026

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

	For the Fiscal Year Ended June 30,
	2025		2026
	RMB	%	RMB	US$	%
Revenues	276,936,030	100	319,910,738	47,149,009	100
Cost of revenues	(163,366,825)	(59)	(196,017,177)	(28,889,357)	(61)
	113,569,205	41	123,893,561	18,259,652	39

Operating expenses
Selling and marketing expenses	(112,234,880)	(41)	(62,130,658)	(9,156,926)	(19)
General and administrative expenses	(44,016,390)	(16)	(42,910,012)	(6,324,153)	(13)
Research and development expenses	(10,855,939)	(4)	(9,635,974)	(1,420,167)	(3)
Total operating expenses	(167,107,209)	(61)	(114,676,644)	(16,901,246)	(36)
Income (loss) from operations	(53,538,004	(20)	9,216,917	1,358,406	3

Interest expense, net	(3,304,880)	(1)	(3,509,387)	(517,220)	(1)
Other income, net	(1,532,989	(1)	235,249	34,671	0
Loss on deconsolidation of a subsidiary	—		(15,155,302)	(2,233,615)	(5)
Gain/(Loss) on extinguishment of convertible notes	(7,174,958	(3)	139,447	20,552	0
Changes in fair value of derivative liabilities	(1,031,558	0	4,285,653	631,627	1
Changes in fair value of warrant liabilities	1,952,081	1	1,690,872	249,204	1
Income (Loss) Before Income Taxes	(64,630,308	(24)	(3,096,551)	(456,375)	(1)

Income tax (expenses) benefits	2,610,709)	1	196,922	29,023	0
Net Income (Loss)	(62,019,599	(23)	(2,899,629)	(427,352)	(1)

Revenues

Our revenues increased by approximately RMB 43.0 million (US$6.3 million), or 16%, to approximately RMB 319.9 million (US$47.1 million) for the fiscal year ended June 30, 2026 from approximately RMB 276.9 million for the fiscal year ended June 30, 2025. The increase was primarily driven by an increase of approximately RMB 42.9 million from the digital insurance brokerage services, as well as a minor increase of approximately RMB 0.1 million in MGU service fees, as more fully discussed below.

●	Insurance Brokerage Fees. Our Insurance Brokerage Fees increased by approximately RMB 43.0 million (US$6.3 million), or 16% to approximately RMB 316.8 million (US$46.7 million) for the fiscal year ended June 30, 2026 from approximately RMB 273.8 million for the fiscal year ended June 30, 2025. The increase was mainly attributable to combined effects of (i) an increase of gross written premiums (“GWP”) from approximately RMB 1.57 billion for the fiscal year ended June 30, 2025 to approximately RMB 1.83 billion (US$0.27 billion) for the fiscal year ended June 30, 2026, was primarily due to an increase of the number of insurance policies for property & casualty insurance products; and (ii) an increase in commission rate from weighted average rate of approximately 17.8% for the fiscal year ended June 30, 2025 to approximately 23.5% for the fiscal year ended June 30, 2026.

●

MGU Service Fees. MGU Service Fees remained relatively stable, increased by approximately RMB 98,973, or 3%, to approximately RMB 3.6 million (US$0.5 million) for the fiscal year ended June 30, 2026 from approximately RMB 3.5 million for the fiscal year ended June 30, 2025. However, MGU service revenues are expected to gradually decrease in the future as the Company scales back unprofitable business operations in certain high-end medical product lines. The GWP for the MGU services was approximately RMB 36 million and RMB 36 million (US$5.0 million) for the fiscal year ended June 30, 2025 and 2026, respectively.

Cost of revenues

Our cost of revenue increased by approximately 20.0% from RMB 163.4 million for the fiscal year ended June 30, 2025 to approximately RMB 196.0 million (US$28.9 million) for the fiscal year ended June 30, 2026. The increase of cost of revenues was in line with the increase of revenues.

Gross margin

As a result of foregoing, our gross margin was 41.0% and 39.0%, respectively, for the fiscal year ended June 30, 2025 and 2026, respectively.

Selling expenses

Our selling expenses decreased by approximately RMB 50.1 million, or 44.6%, from approximately RMB 112.2 million for the fiscal year ended June 30, 2025 to approximately RMB 62.1 million (US$9.2 million) for the fiscal year ended June 30, 2026. The decrease was primarily attributable to a decrease of approximately RMB 49.0 million in marketing services fees, which were heavily incurred in the prior fiscal year for business expansion, whereas the Company scaled back such expenditures amid tight cash flow conditions in the current fiscal year, a decrease of approximately RMB 1.8 million in salary and welfare expenses due to resignation of certain salespersons and a decrease of approximately $0.2 million in entertainment expenses, partially offset by an increase of approximately RMB 0.9 million in other expenses.

General and administrative expenses

Our general and administrative expenses decreased by approximately RMB 1.1 million, or 2.5%, from approximately RMB 44.0 million for the fiscal year ended June 30, 2025 to approximately RMB 42.9 million (US$6.3 million) for the fiscal year ended June 30, 2026. The decrease was primarily attributable to a decrease of approximately RMB 4.2 million in provision of credit losses against accounts receivable due to shorter collection periods, partially offset by an increase of approximately RMB 0.7 million in professional service expenses including for legal services, an increase of approximately RMB 2.2 million in share-based compensation expenses, and a slight decrease in rental and property management expenses.

Research and development expenses

Our research and development expenses decreased by approximately RMB 1.2 million, or 11.2%, from approximately RMB 10.9 million for the fiscal year ended June 30, 2025 to approximately RMB 9.6 million (US$1.4 million) for the fiscal year ended June 30, 2026. The decrease was mainly due to a decrease of approximately RMB 1.2 million in service expenses, mainly from optimization of IT related employees.

Gain on extinguishment of convertible notes

For the year ended June 30, 2026, the Company settled the principal and interest of convertible notes of approximately RMB 1.2 million (US$0.2 million) through issuance of Class A ordinary shares. The difference between the fair value of Class A ordinary shares on settlement dates and the principal and interest of convertible notes was recognized as a gain on extinguishment of convertible notes.

Changes in fair value of derivative liabilities

In connection with L1 Securities Purchase Agreement, we recognized conversion features as derivative liabilities which were measured at fair value. For the fiscal year ended June 30, 2026, we remeasured fair value of derivative liabilities and charged remeasurement gain of approximately RMB 4.3 million (US$0.6 million) in the account of changes in fair value of derivative liabilities.

Changes in fair value of warrant liabilities

In connection with L1 Securities Purchase Agreement, we recognized warrants as liabilities measured at fair value. For the fiscal year ended June 30, 2026, we remeasured fair value of warrant liabilities and charged remeasurement gain of approximately RMB 1.7 million (US$0.2 million) in the account of changes in fair value of warrant liabilities.

Income tax expenses

For the fiscal year ended June 30, 2025, we recorded income tax benefits of RMB 2.6 million which was primarily caused by deferred income tax expenses of approximately $2.6 million as a result of decreased deferred tax liabilities of approximately $2.6 million.

For the fiscal year ended June 30, 2026, we recorded income tax benefits of RMB 0.2 million (US$0.03 million) which was primarily attributable to current income tax benefits of approximately RMB 0.2 million, with no deferred income tax expense or benefit recognized during the period.

Net loss

As a result of the foregoing, we had a net loss of approximately RMB 62.0 million and approximately RMB 2.9 million for the fiscal year ended June 30, 2025 and 2026, respectively.

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

	For the Fiscal Year Ended June 30,
	2024		2025
	RMB	%	RMB	US$*	%
Revenues	183,669,326	100	276,936,030	38,658,779	100
Cost of revenues	(108,908,547)	(59)	(163,366,825)	(22,805,129)	(59)
	74,760,779	41	113,569,205	15,853,650	41

Operating expenses
Selling and marketing expenses	(31,606,719)	(17)	(112,234,880)	(15,667,385)	(41)
General and administrative expenses	(17,954,289)	(10)	(44,016,390)	(6,144,451)	(16)
Research and development expenses	(15,092,620)	(8)	(10,855,939)	(1,515,431)	(4)
Total operating expenses	(64,653,628)	(35)	(167,107,209)	(23,327,267)	(61)
Income (loss) from operations	10,107,151	6	(53,538,004)	(7,473,617)	(20)

Interest expense, net	(848,575)	(0)	(3,304,880)	(461,343)	(1)
Other income, net	507,609	0	(1,532,989)	(213,997)	(1)
Gain on extinguishment of liability	8,996,341	5	-	-	-
Loss on extinguishment of convertible notes	-	-	(7,174,958)	(1,001,586)	(3)
Changes in fair value of derivative liabilities	-	-	(1,031,558)	(144,000)	0
Changes in fair value of warrant liabilities	-	-	1,952,081	272,500	1
Income (Loss) Before Income Taxes	18,762,526	11	(64,630,308)	(9,022,043)	(24)

Income tax (expenses) benefits	(5,510,773)	(3)	2,610,709	364,441	1
Net Income (Loss)	13,251,753	8	(62,019,599)	(8,657,602)	(23)

*	Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00=RMB 7.1636, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025.

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

●	Insurance Brokerage Fees. Our revenues from digital insurance brokerage services increased by approximately RMB 99.7 million, or 57%, to approximately RMB 273.8 million (US$38.2 million) for the fiscal year ended June 30, 2025 from approximately RMB 174.1 million for the fiscal year ended June 30, 2024. The increase was mainly attributable to combined effects of (i) an increase of GWP from approximately RMB 1.19 billion for the fiscal year ended June 30, 2024 to approximately RMB 1.57 billion (US$0.22 billion) for the fiscal year ended June 30, 2025, where the increase in GWP was primarily due to an increase of the number of insurance policies for property & casualty insurance products; and (ii) an increase in commission rate from weighted average rate of approximately 15.7% for the fiscal year ended June 30, 2024 to approximately 17.8% for the fiscal year ended June 30, 2025.

●	MGU Service Fees. MGU Service Fees decreased by approximately RMB 6.7 million, or 66% to approximately RMB 3.5 million (US$0.5 million) for the fiscal year ended June 30, 2025 from approximately RMB 10.2 million for the fiscal year ended June 30, 2024. The decrease was mainly attributable to decrease in GWP for the MGU services which was due to abrupt closure of business by a reinsurance partner in the high-end medical sector. The GWP for the MGU services was approximately RMB 82 million and RMB 36 million (US$5.0 million) for the fiscal year ended June 30, 2024 and 2025, respectively.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of June 30, 2026 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of June 30,
	2025	2026	2026
	RMB	RMB	USD (Note 2)
ASSETS
Current Assets
Cash and cash equivalents	10,284,108	4,247,484	626,002
Restricted cash	4,245,599	4,268,214	629,057
Accounts receivable, net	114,070,587	143,657,605	21,172,511
Due from related parties	9,076,416	8,172,616	1,204,495
Prepaid expenses and other current assets, net	6,824,085	20,557,471	3,029,796
Total Current Assets	144,500,795	180,903,390	26,661,861

Deposit of long-term investments	12,475,000	5,775,000	851,130
Long-term investments in equity investee	2,500,000	13,050,283	1,923,374
Property and equipment, net	142,887	52,399	7,723
Intangible assets, net	1,539,437	999,303	147,279
Operating lease right of use assets	3,976,798	2,543,807	374,911
Restricted cash, noncurrent	5,000,000	5,000,000	736,909
Deferred tax assets	-	—	—
Other non-current assets	624,653	76,082	11,213
Total Non-Current Assets	26,258,775	27,496,874	4,052,539
Total Assets	170,759,570	208,400,264	30,714,400

LIABILITIES
Current Liabilities
Short-term borrowings	21,800,000	35,510,367	5,233,580
Accounts payable	58,610,826	71,876,301	10,593,256
Insurance premium payable	42,789,314	3,085,340	454,723
Income tax payable	58,600	76,575	11,286
Due to related parties	3,128,044	27,898,112	4,111,673
Operating lease liabilities, current	2,078,397	1,801,628	265,527
Accrued expenses and other liabilities	12,049,786	26,489,908	3,904,129
Convertible notes	1,709,343	19,331,410	2,849,097
Derivative liabilities	14,327	1,387,028	204,423
Warrant liabilities	1,892,623	338,912	49,949
Total Current Liabilities	144,131,260	187,795,581	27,677,643

Operating lease liabilities, noncurrent	1,934,528	434,587	64,050
Deferred tax liabilities	-	-	-
Total Non-current Liabilities	1,934,528	434,587	64,050
Total Liabilities	146,065,788	188,230,168	27,741,693

Cash and cash equivalents and restricted cash, current and noncurrent

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. Restricted cash mainly represents the unremitted insurance premiums collected from certain insureds, as well as funds subject to judicial or administrative orders in connection with pending legal proceedings, which are held in custody until disbursed to insurance companies.

The total balance of cash and cash equivalents and restricted cash, current and noncurrent, was approximately RMB 19.5 million and RMB 13.5 million (US$2.0 million) as of June 30, 2025 and 2026, respectively. For the fiscal year ended June 30, 2026, the change in the balance of cash and cash equivalents and restricted cash, current and noncurrent, was a result of approximately RMB 59.0 million used in operating activities and approximately RMB 3.3 million used in investing activities, partially offset by approximately RMB 59.2 million provided by our financing activities.

Accounts receivable, net

As of June 30, 2025 and 2026, turnover days of accounts receivable were approximately 188 days and 179 days, respectively.

Our turnover days for accounts receivable as of June 30, 2025 and 2026 were calculated as the average of the beginning and ending balance of the gross carrying amount of accounts receivable for the year, divided by our revenues for the year, multiplied by 365 days.

We are generally granted credit terms of up to 60 days for our insurance companies after they have confirmed the brokerage with us.

For the fiscal years ended June 30, 2025, and 2026, the Company accrued provisions of approximately RMB 12.3 million and RMB 3.4 million, respectively, for doubtful accounts of accounts receivable. The decrease in allowance for expected credit losses was primarily attributable to improvements in the credit risk profile of certain accounts receivable, including shorter collection periods and enhanced collection efficiency. For the fiscal years ended June 30, 2025 and 2026, the Company wrote off doubtful allowances of approximately nil and nil, respectively, against accounts receivable whose collection was remote.

Prepaid expenses and other current assets, net

The prepaid expenses and other current assets, net, increased by approximately RMB 13.7 million, or 201.2%, to RMB 20.6 million (US$3.0 million) as of June 30, 2026, from RMB 6.8 million as of June 30, 2025.

This increase was primarily driven by a substantial increase of approximately RMB 9.2 million in prepaid expenses, which was primarily attributable to a prepayment of approximately RMB 10.0 million (US$1.5 million) in professional and consulting advisory fees paid to Tao Consultants LLC in connection with our post-balance sheet equity financing completed in August 2026.

The allowance for credit losses against prepaid expenses and other current assets remained unchanged at RMB 0.4 million as of June 30, 2025 and 2026, as management assessed that the overall credit risk profile of these current assets remained stable.

Deposit of long-term investments

As of June 30, 2025 and 2026, we had deposit of long-term investments of approximately RMB 12.5 million and RMB 5.8 million (US$0.9 million), respectively. The change was primarily due to the completion of the acquisition of Zhonglian on September 30, 2025, upon which the prior-year investment deposit of RMB 6.7 million made toward this acquisition was utilized and applied toward the purchase consideration, transitioning Zhonglian from a pending acquisition to a consolidated subsidiary (and subsequently deconsolidated in January 2026, as discussed below). The remaining balance of RMB 5.8 million as of June 30, 2026 solely represents deposits advanced for other non-controlling equity investments in progress.

Long-term investments in equity investee

As of June 30, 2025 and 2026, we had long-term investments in equity investee of approximately RMB 2.5 million and RMB 13.1 million (US$1.9 million), respectively. The increase in our long-term investments in equity investee was primarily attributable to our retained 51% equity interest in Zhonglian, which was reclassified and accounted for as an equity investment following the loss of control and deconsolidation of Zhonglian in January 2026, offset by impairment charges recognized during the fiscal year due to uncertainties regarding recovery and ongoing legal disputes.

Due from related parties

As of June 30, 2025 and 2026, the balance due from related parties represented balance due from Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”), of which Mr. Ma, our director, is the legal representative. As of June 30, 2026, the balance of due from related parties represented deposits of approximately RMB 13.2 million made to Shanghai GBG for sustainable hospital services, which had not been launched as of the end of the fiscal year, and advance of RMB 4.0 million made to Shanghai GBG to support Shanghai GBG’s operations. For the year ended June 30, 2026, the Company evaluated the collectability of the amounts due from Shanghai GBG based on a comprehensive assessment of credit risk, expected future services to be provided, and Shanghai GBG’s operational and financial condition. Based on such assessment, the Company determined that a portion of the advances may not be recoverable and recorded an allowance for credit losses of RMB 9.0 million against the amounts due from Shanghai GBG. See Note 17 - Related Party Transactions and Balances to our consolidated financial statements.

Operating lease right of use assets and operating lease liabilities

As of June 30, 2025 and 2026, we had operating lease right of use assets of approximately RMB 4.0 million and RMB 2.5 million (US$0.4 million), respectively. The change in operating lease right of use assets was primarily due to acquisition of right-of-use assets of approximately RMB 2.7 million through entering into new lease agreements with third party lessors, partially offset by amortization of operating lease right of use assets of approximately RMB 2.1 million and derecognition of operating lease right of use assets of approximately RMB 2.0 million due to early termination.

As of June 30, 2025, and 2026, we had operating lease liabilities, including current and noncurrent, of approximately RMB 4.0 million and RMB 2.2 million (US$0.3 million), respectively. The change in operating lease liabilities was primarily due to payment of rental expenses and accretion of lease liabilities using the incremental rate, and reversal of lease liabilities due to early termination.

Accounts payable

The accounts payable mainly represented intermediary fees due to B channels for allowing our digital insurance solutions to be embedded in their platforms. The intermediary fees are calculated as a percentage of Insurance Brokerage Fees earned. The balance of accounts payable increased from approximately RMB 58.6 million as of June 30, 2025, to approximately RMB 71.9 million (US$ 10.6 million) as of June 30, 2026. The increase was a result of increasing insurance brokerage fees earned from embedded platforms of our B channels. On average, the balance from accounts payable is settled from 2-3 months when the transactions related to the intermediary fees are closed.

Insurance premium payable

Our insurance premium payable decreased by approximately RMB 39.7 million, or 92.8%, from RMB 42.8 million as of June 30, 2025 to RMB 3.1 million (US$0.5 million) as of June 30, 2026. This decrease was primarily attributable to tightened settlement policies mandated by regulatory authorities, under which a greater proportion of end customers remitted insurance premiums directly to insurance carriers rather than through intermediaries, thereby substantially reducing the volume of unremitted insurance premiums held in our custody as of June 30, 2026.

Accrued expenses and other liabilities

As of June 30, 2025, and 2026, our accrued expenses and other liabilities were approximately RMB 12.0 million and RMB 26.5 million (US$ 3.9 million), respectively.

As compared with the balance as of June 30, 2025, the balance of accrued expenses and other liabilities increased by approximately RMB 14.4 million as of June 30, 2026, which was mainly due to an increase of approximately RMB 5.0 million in VAT and other tax payable due to the growth of our insurance business and decrease of available tax deductibles, an increase of approximately RMB 2.3 million in accrued payroll and welfare, and an increase of approximately RMB 5.4 million in insurance premiums due to insurance carriers.

B.	Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash flows from operating activities, net proceeds received from fund raising from equity and debt offerings, bank loans, and funds provided by related parties to settle operational expenses on behalf of the Company. As of June 30, 2026, we reported negative working capital of approximately RMB 6.9 million (US$ 1.0 million) and accumulated deficits of approximately RMB 196.5 million (US$ 29.0 million). For the fiscal year ended June 30, 2026, we had operating cash outflows of approximately RMB 59.0 million (US$ 8.7 million). As of October 30, 2026, we had outstanding bank borrowings in the aggregate of RMB39.3 million. As of June 30, 2025, we reported working capital of approximately RMB 0.4 million (US$51,600) and accumulated deficits of approximately RMB 193.9 million (US$27.1 million), respectively. For the fiscal year ended June 30, 2025, we had operating cash outflows of approximately RMB 20.7 million (US$2.9 million). As of June 30, 2024, we reported working capital of approximately RMB 56.5 million and accumulated deficits of approximately RMB 131.8 million. For the fiscal year ended June 30, 2024, we had cash outflows of approximately RMB 3.8 million. Please see “Item 3.D. Key Information - Risk Factors - There is substantial doubt about our ability to continue as a going concern.”

Cash flows

The following table sets forth a summary of our cash flows for the fiscal years presented:

	For the Years Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	USD (Note 2)
Net cash used in operating activities	(3,809,353)	(20,676,488)	(59,014,907)	(8,697,721)
Net cash provided by (used in) investing activities	(592,338)	(14,975,000)	(3,307,476)	(487,462)
Net cash (used in) provided by financing activities	30,907,356	9,874,380	59,214,657	8,727,159
Effect of exchange rate changes on cash and cash equivalents	(233,991)	(838,511)	(2,906,283)	(428,332)
Net increase (decrease) in cash, cash equivalents and restricted cash	26,271,674	(26,615,619)	(6,014,009)	(886,357)
Cash, cash equivalents and restricted cash at beginning of the year	19,873,652	46,145,326	19,529,707	2,878,323
Cash, cash equivalents and restricted cash at end of the year	46,145,326	19,529,707	13,515,698	1,991,966

Operating activities.

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

Net cash used in operating activities for the fiscal year ended June 30, 2026, was approximately RMB 59.0 million (US$8.7 million), primarily attributable to a net loss of approximately RMB 2.9 million (US$0.4 million), adjusted for non-cash and other items including depreciation and amortization expenses of approximately RMB 0.7 million (US$0.1 million), amortization of operating lease right-of-use assets of approximately RMB 1.8 million (US$0.3 million), equity in earnings of subsidiaries of approximately RMB 2.5 million (US$0.4 million), share-based compensation expenses of approximately RMB 1.3 million (US$0.2 million), provision for doubtful receivables of approximately RMB 3.4 million (US$0.5 million), loss on deconsolidation of a subsidiary of approximately RMB 15.2 million (US$2.2 million), accretion of interest expenses on convertible notes of approximately RMB 2.8 million (US$0.4 million), gain from extinguishment of convertible notes of approximately RMB 0.1 million (US$0.02 million), changes in fair value of derivative liabilities of approximately RMB 4.3 million (US$0.6 million), and changes in fair value of warrant liabilities of approximately RMB 1.7 million (US$0.2 million), and changes in operating assets and liabilities, primarily consisting of (i) an increase of approximately RMB 43.2 million (US$6.4 million) in accounts receivable, (ii) a decrease of approximately RMB 39.7 million (US$5.9 million) in insurance premium payable, (iii) an increase of approximately RMB 6.9 million (US$1.0 million) in prepaid expenses and other current assets, (iv) an increase of approximately RMB 10.9 million (US$1.6 million) in accrued expenses and other liabilities, and (v) an increase of approximately RMB 6.2 million (US$0.9 million) in accounts payable.

Investing activities

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

For the fiscal year ended June 30, 2026, we reported net cash used in investing activities of approximately RMB 3.3 million (US$0.5 million), which was primarily attributable to cash and restricted cash disposed of upon the deconsolidation of a subsidiary of approximately RMB 13.2 million (US$1.9 million), partially offset by cash inflows from investment in an equity investee of approximately RMB 9.9 million (US$1.5 million).

Financing activities

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

For the fiscal year ended June 30, 2026, we reported net cash provided by financing activities of approximately RMB 59.2 million (US$8.7 million), which was primarily provided by proceeds from bank borrowings of approximately RMB 46.0 million (US$6.8 million), borrowings from related parties of approximately RMB 27.5 million (US$4.0 million), and net proceeds from the issuance of convertible notes of approximately RMB 24.3 million (US$3.6 million), partially offset by repayment of bank borrowings of approximately RMB 32.3 million (US$4.8 million), repayment of convertible notes of approximately RMB 3.2 million (US$0.5 million), and repayment of borrowings to related parties of approximately RMB 2.6 million (US$0.4 million).

C. Research and Development

Research and development expenses consist primarily of staff cost, service fees for developing software and outsourced labor cost for the research and development of our platform, including technology innovations, development and updates, and system function and feature updates and upgrades. Our R&D efforts also involve research and development on our insurance solutions’ development, replacement, updates, upgrades, and innovations. See “Business - Research and Development” for more information regarding our plan to develop this platform.

During the fiscal years ended June 30, 2024, 2025 and 2026, we incurred research and development expenses of approximately RMB 15.1 million, RMB 10.9 million and RMB 9.6 million (US$1.4 million), respectively.

We will continue to work on the development of our platform. We may need to devote more resources and funds to improve/add functions as our business develops. We plan to fund the further development of our platform through equity and/or debt financing, if cash generated from our operations is insufficient.

After the closing of the PIPE Financing, we intend to further explore the synergy between insurance and digital assets, especially in digital assets related risk management services and insurance including but not limited to AI Infrastructure Insurance for data center and AI agent-related coverage.

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

Holding Company Structure

Most of our revenues have been and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements and clearance of taxes. However, current PRC regulations permit our PRC Subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Subsidiaries, must be approved by and/or registered with SAFE, its local branches and certain local banks, as the case may be.

We are permitted under PRC laws and regulations to provide funding to our PRC Subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any offerings to make loans or capital contributions to our PRC Subsidiaries. We expect to invest substantially all of the proceeds from any offerings in our PRC operations within the business scopes of our PRC Subsidiaries. See “Risk Factors - Risks Related to Doing Business in China - PRC regulation on loans to, and direct investment in, our PRC Subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of any offerings to make loans to or make additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2 - Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

For the fiscal years ended June 30, 2024, 2025 and 2026, we accrued provisions for credit losses of approximately RMB 4.0 million, RMB 12.3 million and RMB 3.4 million (US$0.5 million), respectively. During the fiscal years ended June 30, 2024, 2025 and 2026, we wrote off the allowance of approximately RMB 0.4 million, RMB nil million and RMB nil million, respectively, against accounts receivable because the chance of collection is deemed to be remote.

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

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management estimated that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as June 30, 2025 and 2026. Thus, management recorded valuation allowance amounted to RMB 21.2 million and 18.6 as of June 30, 2025 and 2026, respectively. The projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and the business development. The deferred tax assets could be utilized in the future years if the Company makes profits in the future, the valuation allowance shall be reversed.

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

As of June 30, 2025 and 2026, there were RMB1.0 million and RMB1.0 million of unrecognized tax benefits, respectively, that would affect the annual effective tax rate if recognized. The unrecognized tax benefit was presented as a reduction of the Deferred tax assets - Net operating loss carrying forwards in the consolidated financial statements as of June 30, 2025 and 2026. The Company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the fiscal years ended June 30, 2025 and 2026, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of nil as of June 30, 2025 and 2026, respectively.

(c)	Valuation of convertible notes and derivative liabilities

On September 23, 2024, the Company entered into the L1 Securities Purchase Agreement with L1, which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches.

For the year ended June 30, 2026, the Company consummated four closings of convertible notes and received net proceeds of approximately RMB 24.3 million (US$3.6 million). The holder of the notes issued under the L1 Securities Purchase Agreement shall have the right, at such holder’s sole discretion, to convert all or any portion of the convertible notes into Class A ordinary shares at fixed conversion prices.

The Company has classified the convertible notes as liabilities under ASC 470 because it is a debt in its legal form. The Company determined that the conversion feature within the notes issued under the L1 Securities Purchase Agreement meet the definition of embedded derivatives and the Company estimated a fair value of the derivative liability using the Binominal Tree Model at the date of issuance. The key factors used in Binominal Tree Model included risk-free interest rate, estimated volatility rate, dividend yield and bond yield.

For details of quantitative information regarding Level 3 fair value measurements inputs for the Company’s derivate liabilities at their measurement dates, please see Note 11 - Convertible Note to the consolidated financial statements.

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

Name	Age	Position with our Company
Jinmei Guo Hellstroem	52	Chief Executive Officer, Interim Chief Financial Officer, Director and Chair of the Board of Directors
Xiaowei Le	51	Chief Operation Officer
Xiao Luo	41	Chief Marketing Officer
Yugang Wang	49	Chief Technical Officer
Botao Ma	61	Director
Truong Van Tien Anh	61	Independent Director
Zongmei Huang	79	Independent Director
Dixon Perez Dai	61	Independent Director

Jinmei Guo Hellstroem - Chief Executive Officer and Chairman of the Board of Directors

Jinmei Guo Hellstroem has served as our Chief Executive Officer and Chair of the Board since August 2026 and our Interim Chief Financial Officer since September 2026. She has served as the director of CIMG Inc. (OTC: CIMG) since June 2024, and the director of Joyer Investment Limited since June 2026. She has served as the chief executive officer of Trend Interior Trading Co., Ltd since January 2014, where she leads overall corporate strategy and day-to-day operations, manages international trade business development and supplier relations, oversees financial planning, budgeting and risk control, builds and lead the executive team, and drives business growth across Europe and Asian markets. She received her master’s degree in business administration from Bohai University in 1997.

Xiaowei Le - Chief Operating Officer

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

Xiao Luo - Chief Marketing Officer

Xiao Luo has served as Chief Marketing Officer of the Company since December 2025, Chief Operating Officer of the Company from June 2023 to December 2025, deputy manager between April 2018 and January 2020 and general manager of Sunshine Insurance Brokers since April 2020. Mr. Luo has over 10 years of experience in the insurance industry and operations management. Between October 2015 and March 2018, Mr. Luo served as general manager of Shanghai Anyi. From July 2007 to September 2015, he worked as deputy managing director of risk management department at Willis Insurance Brokers Co. Ltd (“Willis China”), a company engaged in insurance brokerage services in Shanghai. Mr. Luo received a bachelor’s degree in Transportation and Math from Shanghai Jiao Tong University in July 2007 and a master’s degree in Business Administration in June 2015 from Shanghai Advanced Institute of Finance.

Yugang Wang - Chief Technical Officer

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

Botao Ma - Director

Botao Ma has served as our director since August 2026 and previously served as the Chairman of the board of directors and Chief Executive Officer of the Company from June 2023 until August 2026, and the chief executive officer and chairman of Zhibao China since April 2018. Mr. Ma has over 20 years of experience in the insurance industry and operations management. From June 2001 to November 2016, Mr. Ma served as chairman of the board of directors and general manager at Willis China. From January 2000 to May 2001, Mr. Ma served as a director and associate general manager at Shanghai Dong Da Insurance Brokers Ltd., an insurance broker company based in Shanghai. From June 1998 to December 1999, Mr. Ma served as general manager of Everlasting Insurance Consulting Ltd., a company engaged in insurance consulting. Between July 1990 and June 1998, Mr. Ma worked at Ping An Property & Casualty Insurance Co of China Ltd (“Ping An”), a Chinese holding conglomerate whose subsidiaries provide insurance, banking, asset management, financial, healthcare services and other related services, where Mr. Ma first served as head of business development and then associate general manager of Ping An. Mr. Ma received a bachelor’s degree in International Shipping from Shanghai Maritime University in July 1987 and a master’s degree in Maritime Law from Shanghai Maritime University in July 1990.

Truong Van Tien Anh - Independent Director

Truong Van Tien Anh has served as our Independent Director since August 2026. Since January 2024, he has served as the investor and business advisor of 5999 Import Export Trading JSC., where he provides capital investment support, participates in financial analysis and investment assessment, formulates trade operation strategies, reviews business and operational financial information, and provides business and risk advisory services for cross-border import and export businesses. As the founder and financial manager of Econolabs Co., Ltd. from January 2023 to December 2023, he was responsible for company founding, business framework development, financial management, financial research project planning, budget-related analysis, review and analysis of financial and operational information, team establishment and operational management. He received his master’s degree in Business Administration from Vietnam National University, Hanoi in 2020.

Zongmei Huang - Independent Director

Zongmei Huang has served as our Independent Director since August 2026. Since June 2024, she has served as the director of CIMG, Inc, (OTC: CIMG). Since January 2019, she has served as the chief executive officer of XinRui Technology Co., Limited, where she is responsible for formulating overall corporate strategy, daily operation, financial arrangement, group capital and asset management, global business development and overseas commercial cooperation, She received her master’s degree in business administration from Chu Hai College of Higher Education in 2001.

Dixon Perez Dai - Independent Director

Dixon Perez Dai has served as our Independent Director since August 2026. Since January 2019, he has served as the director of Joyer Tech and Information OPC, where he is responsible for board meetings, formulating corporate development strategies, supervising daily operations, reviewing financial conditions and controlling operational risks. From January 2014 to December 2019, he served as the project manager of Queen’s Road Investment Management Limited, where he was responsible for overall management of investment projects, project progress tracking, risk assessment, client communication and project landing coordination. He received his master’s degree in business administration from University of the Philippines Diliman in 2000.

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

Our board has determined that Truong Van Tien Anh, Zongmei Huang and Dixon Perez Dai are independent directors under applicable SEC and Nasdaq rules.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2026, our executive officers received an aggregate of approximately RMB2.72 (US$0.39 million) in compensation from the PRC Subsidiaries. Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. As of the date of this annual report, the total amounts set aside or accrued by our PRC Subsidiaries to provide pension, retirement or similar benefits to our executive officers were approximately RMB0.4 million (US$0.06 million), which were in compliance with all relevant laws and regulations regarding such benefits.

For the fiscal year ended June 30, 2026, each member of our board of directors received compensation of US$5,000 in their capacity as a director. None of the directors are entitled to receive any compensation or benefits upon termination of their directorship with the Company except for that compensation that they have already earned for services so rendered. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

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

Audit Committee

Messrs. Truong, Huang and Dai serve as members of our Audit Committee with Mr. Truong serving as the chairman of the Audit Committee. Our board of directors have determined that Mr. Truong possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Messrs. Truong, Huang and Dai serve as members of our Compensation Committee with Ms. Huang and serving as the chairman of the Compensation Committee. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

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

Nominating and Corporate Governance Committee

Messrs. Truong, Huang and Dai serve as members of our Nominating and Corporate Governance Committee, with Ms. Huang serving as the chairman of the Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business, a copy of which has been filed and incorporated by reference as Exhibit 11.2 to this annual report. You are able to review the code by accessing our public filings at the SEC’s website at www.sec.gov.

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

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Our Securities - Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

On August 17, 2026, Ms. Jinmei Guo Hellstroem and the Company entered into an employment agreement, whereby Ms. Hellstroem is to serve as the Chief Executive Officer of the Company commencing on the date hereof for an initial term of 12 months. Unless the employment agreement is terminated by either party 30 days in advance, the employment agreement shall be automatically extended for successive 12 month periods. Ms. Hellstroem is also entitled to participate in any benefit plans stipulated by both parties. This employment agreement also contains customary restrictive covenants relating to non-competition for a period of 12 months from the date of termination of employment and non-solicitation within 12 months after the termination of the employment, confidentiality covenants restricting disclosures of the trade secrets and other confidential information until those information becomes public, as well as certain liabilities due to his breach of contract. Ms. Hellstroem is entitled to a fixed base salary in the amount of $1,000 monthly.

D.	Employees

As of June 30, 2024, 2025 and 2026, we had 164, 137 and 101 full-time employees, respectively. We currently do not have dispatched workers or part-time employees. The following table provides a breakdown of our employees by function as of June 30, 2026.

Functions	Number	Percentage
Sales and marketing	58	57%
Technology and R&D	15	15%
Customer AARRR Operation	17	17%
Back Office (including human resources, accounting, compliance, administration and management)	11	11%
Total	101	100.0%

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

Please refer to “Item 7. Major Shareholders and Related Party Transactions -- A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of the date of this annual report, with regard to (i) each person, or group of affiliated persons, known to us to be the beneficial owner of five percent or more of our Class A ordinary shares; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

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

As of October 30, 2026, we had eight shareholders of record in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Name and Address of Beneficial Owner(1)	Number of Shares	Percentage Ownership of Class A Ordinary Shares (2)
5% or Greater Shareholders (Other Than Executive Officers and Directors):
BCI TECH PTE. LTD. (3)	1,768,000	17.8%
DADA BUSINESS TRADING CO., LIMITED (4)	1,768,000	17.8%
DUNDAS TECHNOLOGY LIMITED (5)	1,693,324	17.1%
DYT INFO PTE. LTD. (6)	1,032,243	10.4%
EASYGO BUSINESS CO., LTD (7)	1,184,091	11.9%
KELLYVIEW INVESTMENT LIMITED (8)	1,768,000	17.8%
VMADE CO., LIMITED (9)	1,184,091	11.9%
YY TECH INC (10)	1,184,091	11.9%
JOYER INVESTMENT LIMITED (11)	1,768,000	17.8%
METAVERSE INTELLIGENCE TECH LTD (12)	1,347,218	13.6%

Executive Officers and Directors
Botao Ma (13)	336,334	3.4%
Jinmei Guo Hellstroem (11)	1,768,000	17.8%
Xiao Luo (14)	8,122	*
Yugang Wang (15)	4,092	*
Xiaowei Le	-	-
Truong Van Tien Anh	-	-
Zongmei Huang	-	-
Dixon Perez Dai	-	-
All directors and executive officers as a group (eight individuals)	2,116,548	21.3%

*	Less than 1%.

(1)	Except as otherwise indicated below, the business address of each of the reporting persons is Floor 3, Building 6, Lane 727, Wuxing Road, Pudong New Area, Shanghai, China, 201204.

(2)	Based on 9,921,127 Class A ordinary shares issued and outstanding as of October 30, 2026.

(3)	Represents 884,000 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by BCI TECH PTE. LTD. Jianshuang Wang is the director of BCI TECH PTE. LTD. As such, Jianshuang Wang may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by BCI TECH PTE. LTD. The address of BCI TECH PTE. LTD. is 60 Paya Lebar Road, #04-16, Paya Lebar Square, Singapore 409051.

(4)	Represents 884,000 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by DADA BUSINESS TRADING CO., LIMITED. Yubo Yang is the director of DADA BUSINESS TRADING CO., LIMITED. As such, Yubo Yang may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by DADA BUSINESS TRADING CO., LIMITED. The address of DADA BUSINESS TRADING CO., LIMITED. is Unit 60, 3/F, Yau Lee Center, No.45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

(5)	Represents 809,324 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by DUNDAS TECHNOLOGY LIMITED. Jian Liu is the director of DUNDAS TECHNOLOGY LIMITED. As such, Jian Liu may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by DUNDAS TECHNOLOGY LIMITED. The address of DUNDAS TECHNOLOGY LIMITED. is RM 509, 5/F THE CLOUD, 111 TUNG CHAU STREET, TAI KOK TSUI, HONG KONG.

(6)	Represents 148,243 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by DYT INFO PTE. LTD. Choi Ling is the director of DYT INFO PTE. LTD. As such, Choi Ling may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by DYT INFO PTE. LTD. The address of DYT INFO PTE. LTD. is 112 Robinson Road, #03-01, Robinson 112, Singapore 068902.

(7)	Represents 300,091 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by EASYGO BUSINESS CO., LTD. Lijuan Wu is the director of EASYGO BUSINESS CO., LTD. As such, Lijuan Wu may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by EASYGO BUSINESS CO., LTD. The address of EASYGO BUSINESS CO., LTD. is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960.

(8)	Represents 884,000 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by KELLYVIEW INVESTMENT LIMITED. Yubin Wang is the director of KELLYVIEW INVESTMENT LIMITED. As such, Yubin Wang may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by KELLYVIEW INVESTMENT LIMITED. The address of KELLYVIEW INVESTMENT LIMITED. is Flat OIA1, 10/F, Carnival Commercial Building, 18 Java Road, North Point, Hong Kong.

(9)	Represents 300,091 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by VMADE CO., LIMITED. Xiaodong Liu is the director of VMADE CO., LIMITED. As such, Xiaodong Liu may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by VMADE CO., LIMITED. The address of VMADE CO., LIMITED. is Room 18, Block A, 7/F, Chiap King Industrial Building, 114 King Fuk Street, San Po Kong, Kowloon, Hong Kong.

(10)	Represents 300,091 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by YY TECH INC. Yujie Liu is the director of YY TECH INC. As such, Yujie Liu may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by YY TECH INC. The address of YY TECH INC. is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

(11)	Represents 884,000 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by JOYER INVESTMENT LIMITED. Jinmei Guo Hellstroem is the director of JOYER INVESTMENT LIMITED. As such, Jinmei Guo Hellstroem may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by JOYER INVESTMENT LIMITED. The registered address of JOYER INVESTMENT LIMITED, is Flat/RM A, 12/F, ZJ 300, 300 Lockhart Road, Wan Chai, Hong Kong.

(12)	Represents 884,000 Class A ordinary shares and warrants to purchase 884,000 Class A ordinary shares held by METAVERSE INTELLIGENCE TECH LTD. Wenwen Yu is the director of METAVERSE INTELLIGENCE TECH LTD. As such, Wenwen Yu may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by METAVERSE INTELLIGENCE TECH LTD. The registered address of METAVERSE INTELLIGENCE TECH LTD, is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.

(13)	Consists of (i) 178,652 Class A ordinary shares beneficially held by Maximum Global Holdings Limited, a British Virgin Islands business company (“Maximum”) through its 99.80% equity interest of Mavy Holdings Limited, a British Virgin Islands business company (“Mavy”), (ii) 84,459 Class A ordinary indirectly held by Mavy, as the majority shareholder of Shenbao Limited Partnership, a British Virgin Islands partnership (“Shenbao”), and (iii) 73,222 Class A ordinary shares indirectly held by Shanghai Xinhui Investment Consulting Co., Ltd. (“Xinhui”). With respect to Mavy, Mr. Botao Ma is the director of Mavy. As such, he may be deemed to have the voting and dispositive power of the Class A ordinary shares beneficially held by Mavy. With respect to Maximum, Dedao Trust Limited, a company incorporated in Hong Kong, is sole member and sole director of Maximum. Dedao Trust Limited is the trustee of The Maximum Trust, a trust established under the laws of Hong Kong. Mavy is the settlor of The Maximum Trust, and Mr. Ma is the first beneficiary is The Maximum Trust. As such, Mr. Ma may be deemed to have or share voting and dispositive power of the Class A ordinary shares beneficially held by Maximum. With respect to Shenbao, Mavy beneficially holds approximately 99.04% equity interest of Shenbao. As such, Mr. Ma may be deemed to have or share voting and dispositive power of the Class A ordinary shares held directly by Shenbao. With respect to Xinhui, Mr. Botao Ma is the majority shareholder of Xinhui. As such, he may be deemed to have or share voting and dispositive power of the Class A ordinary shares held beneficially by Xinhui. Mr. Ma disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(14)	Represents 8,122 Class A ordinary shares held by Tianze Zihan Holdings Limited (“Tianze”), a British Virgin Islands corporation. Mr. Xiao Luo, our Chief Operating Officer, is the sole shareholder of Tianze holding 100% shares, and thus exercise 100% voting and dispositive power of our Class A ordinary shares held by Tianze.

(15)	Represents 4,092 Class A ordinary shares held by ElecJoys Holdings Limited (“ElecJoys”), a British Virgin Islands corporation. Mr. Yugang Wang, our Chief Technical Officer, is the sole shareholder of ElecJoys holding 100% shares, and thus exercise 100% voting and dispositive power of our Class A ordinary shares held by ElecJoys.

B.	Related Party Transactions

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Directors and Executive Officers,” we describe below the related party transactions of our Company and our PRC Subsidiaries that occurred during the past three fiscal years.

Transactions with a Related Party

Entry into a Merger and Acquisition Agreement with NEXSYS TECH SDN. BHD

On September 28, 2026, the Company entered into an Acquisition Agreement, by and between (i) the Company and (ii) the Seller, the sole shareholder of NEXSYS. At the signing of the Acquisition Agreement, our independent director, Dixon Perez Dai, was the sole director of NEXSYS to satisfy the applicable local incorporation and eligibility requirements. On November 6, 2026, Mr. Dai resigned as a director from NEXSYS.

See “Item 4. Information about the Company - History and Development of the Company – Entry into a Merger and Acquisition Agreement with NEXSYS TECH SDN. BHD.”

Shanghai GBG Enterprise Management Consulting Co., Ltd.

We purchase certain services on insurance purchase and claim assistance from Shanghai GBG, a limited liability company organized under the laws of PRC and an affiliate of Mr. Botao Ma, our director. For the fiscal years ended June 30, 2024, 2025 and 2026, the purchase amount was approximately RMB2.0 million, RMB 0.4 million and RMB nil million (US nil), respectively, representing approximately 1%, 0% and 0%, respectively, of our total sales amount.

August 2026 PIPE Financing

On August 17, 2026, the Company closed on a private placement financing pursuant to the PIPE SPA with a syndicate of PIPE Investors in reliance upon Regulation S under the Securities Act of 1933, as amended. Our Chief Executive Officer and Chair of the board of directors participated in the PIPE Financing and purchased an aggregate of 44,200,000 PIPE Units (884,000 Units on a post-consolidation basis) for total consideration of $15,470,000.

See “Item 4. Information about the Company - History and Development of the Company – August 2026 PIPE Financing.”

Borrowings from Related Parties.

For the fiscal year ended June 30, 2024, we borrowed RMB 28.1 million and RMB 0.4 million from Shanghai Xinhui and Mr. Botao Ma, respectively. Both borrowings were unsecured, interest-free and due on demand. For the fiscal year ended June 30, 2024, we repaid borrowings of RMB 28.4 million and RMB 0.4 million to Shanghai Xinhui and Mr. Botao Ma, respectively.

For the fiscal year ended June 30, 2025, we borrowed RMB 9.5 million from Shanghai Xinhui. The borrowing was unsecured, interest-free and due on demand. For the fiscal year ended June 30, 2025, we repaid borrowings of RMB 8.8 million to Shanghai Xinhui.

For the fiscal year ended June 30, 2026, we borrowed RMB 20.9 million from Shanghai Xinhui. The borrowing was unsecured, interest-free and due on demand. For the fiscal year ended June 30, 2026, we repaid borrowings of RMB 1.2 million to Shanghai Xinhui. We also borrowed RMB 5.2 million from Mr. Botao Ma. The borrowing was unsecured, interest-free and due on demand. For the fiscal year ended June 30, 2026, we repaid borrowings of RMB 0.7 million to Mr. Botao Ma.

Amount due from Related Parties. As of June 30, 2024, 2025 and 2026, the total amount due from related parties represented advances made to Shanghai GBG of approximately RMB 16.6 million, RMB 18.2 million and RMB 17.2 million, respectively, in exchange for MGU services to be provided by Shanghai GBG.

Amount due to Related Parties. As of June 30, 2025 and June 30, 2026, the total amount due to related parties were comprised of the following:

	June 30, 2025	June 30, 2026
	RMB	RMB
Due to related parties
Shanghai Xinhui(a)	2,828,820	22,428,777
Yuanwen Xia(b)	-	383,015
Xiaowei Le(b)	-	332,443
Botao Ma(b)	299,224	4,753,877
	3,128,044	27,898,112

(a)	As of June 30, 2025, the balance due to Shanghai Xinhui consisted of (i) borrowing of RMB 838,016, which was borrowed to support the Company’s working capital. The borrowing was interest free and payable on demand, and (ii) RMB 1,990,804 representing advances made by Shanghai to Xinhui on behalf of the Company to settle the subscription fees obligations owed to an investor.

As of June 30, 2026, the balance due to Shanghai Xinhui consisted of (i) borrowing of RMB 20,850,000, which was borrowed to support the Company’s working capital. The borrowing was interest free and payable on demand, and (ii) RMB 1,578,777 representing advances made by Shanghai to Xinhui on behalf of the Company to settle the subscription fees obligations owed to an investor.

(b)	As of June 30, 2025 and 2026, the balance due to Mr. Botao Ma, Mr. Yuanwen Xia and Mr. Xiaowei Le represented the operating expenses paid by these related parties on behalf of the Company. These advances were interest free and payable on demand.

Related Transaction with Key Management Personnel

See “Management - Employment Agreements.”

Related Party Policy

Our Code of Business Conduct and Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the Audit Committee). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

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

Legal Proceedings

The Company currently has the following legal proceedings:

Zhibao China vs. Taiping General Insurance Company Limited (“Taiping Insurance”)

On June 3, 2024, Zhibao China, the plaintiff, filed a lawsuit at Shenzhen Futian District People’s Court against Taiping Insurance, in connection with the breach of contract pursuant to Third Party Management Service Cooperation Agreements. In this lawsuit, Zhibao China requested Taiping Insurance to repay management service fees of RMB 11,053,754.69, together with a penalty of approximately RMB 99,740 and case acceptance fees, litigation preservation fees pursuant to such Third Party Management Service Cooperation Agreements. On November 10, 2025, the Shenzhen Futian District People’s Court rendered its judgement of first instance (at the trial court level) ordering Taiping Insurance to pay Zhibao China, management service fees of RMB 11,053,754.69 and overdue-interest within ten days of the judgment’s effective date. The interest is to be calculated (i) on RMB 7,683,325.10 from February 2, 2024 and (ii) on RMB 3,370,429.59 from August 14, 2024, in each case at the one-year Loan Prime Rate published by the National Inter-bank Funding Center, until the date of actual payment. In April 2026, Taiping Insurance has filed an appeal at Shenzhen Intermediate People’s Court. As of the date of this annual report, the case is still pending.

Lianren Health Medical Big Data Technology Co., Ltd. (“Lianren Health”) vs. Sunshine Insurance Brokers

On January 26, 2026, Lianren Health Medical Big Data Technology Co., Ltd. (“Lianren Health”) filed a lawsuit at Shanghai Pudong New Area People’s Court against Sunshine Insurance Brokers, in connection with the defendant’s outstanding service fees under an Internet Insurance Marketing and Promotion Cooperation Agreement. In this lawsuit. Lianren Health requested Sunshine Insurance Brokers to repay service fees of RMB 2,024,764.89, together with liquidated damages for overdue payment calculated from July 22, 2023 at a daily rate of 0.01% based on the principal amount of RMB 2,024,764.89 (provisionally RMB 187,290.75 as of January 31, 2026, totaling 925 days overdue), and all litigation costs including court fees, appraisal fees (if any), and preservation fees. As of the date of this annual report, the case is still pending.

Ant Insurance Agency Co., Ltd. (“Ant Insurance Agency”) vs. Sunshine Insurance Brokers and Zhibao China

In September 2025, Ant Insurance Agency, the plaintiff, filed a lawsuit at the Hangzhou Xihu District People’s Court against Sunshine Insurance Brokers and Zhibao China in connection with an insurance cooperation contract dispute. In this lawsuit, the plaintiff requested the court to order (i) Sunshine Insurance Brokers to pay insurance agency fees in the amount of RMB 214,069.02; (ii) Sunshine Insurance Brokers to pay liquidated damages in the amount of RMB 139,182.99 (provisionally calculated up to September 10, 2025, and thereafter calculated at an annual rate of 24% on the basis of the unpaid agency fees of RMB 214,069.02 until actual payment); (iii) Sunshine Insurance Brokers to compensate for attorneys’ fees in the amount of RMB 20,000 and property preservation insurance premium in the amount of RMB 800; (iv) Zhibao China to bear joint and several liability for the debts owed by Sunshine Insurance Brokers under items (i), (ii) and (iii) above; and (v) the defendants to bear the case acceptance fees, preservation fees and all other litigation costs. The total amount claimed by the plaintiff was RMB 374,052.01. The plaintiff filed an application for property preservation with the court. The Hangzhou Xihu District People’s Court issued a Notice of Property Preservation Matters, ordering (1) the freezing of the bank accounts of Zhibao China in the amount of RMB 374,052, and (2) the freezing of the bank accounts of Sunshine Insurance Brokers in the amount of RMB 40,598.30, in each case until October 30, 2026. As of the date of this annual report, the case is still pending.

Zhibao China vs. Zhao Xuegeng and Ye Qiner (with Zhonglian as a Third Party)

In July 2026, Zhibao China filed a lawsuit at the Ningbo Beilun District People’s Court against Zhao Xuegeng and Ye Qiner, with Zhonglian as a third party, in connection with an equity acquisition dispute arising from the Equity Acquisition Agreement and related agreements concerning Zhonglian. In this lawsuit, the plaintiff requested the court to order the defendants to (i) jointly return the equity transfer payment in the amount of RMB 9,150,000 already paid by the plaintiff; (ii) jointly pay liquidated damages in the amount of RMB 915,000, equal to 10% of the purchase price already paid by the plaintiff; (iii) jointly compensate for capital loss at the rate of 1.69 times the LPR from July 15, 2026 until full return of the equity transfer payment (provisionally calculated up to July 28, 2026 as RMB 16,752.12 for the purpose of calculating case acceptance fees); (iv) jointly compensate for attorneys’ fees in the amount of RMB 383,070; and (v) bear the case acceptance fees and litigation preservation fees. The total amount claimed by the plaintiff was RMB 10,464,822.12. As of the date of this annual report, the case is still pending.

Shanghai Anguo Insurance Agency Co.,Ltd.vs.Sunshine Insurance Brokers and Zhibao China

In September 2026, Shanghai Anguo Insurance Agency Co., Ltd., the plaintiff, filed a lawsuit at Shanghai Pudong New Area People’s Court against Sunshine Insurance Brokers and Zhibao China in connection with a cooperation contract dispute. In this lawsuit, the plaintiff requested the court to order (i) Sunshine Insurance Brokers to pay fees in the amount of RMB 6,961,981.76; (ii) Sunshine Insurance Brokers to pay liquidated damages in the amount of RMB 355,061.07 (provisionally calculated up to September 8, 2026, and thereafter calculated at a daily rate of 0.05%on the basis of the unpaid fees of RMB 6,961,981.76 until actual payment, with the calculation commencing from May 30, 2026); (iii) Sunshine Insurance Brokers to compensate for attorneys’ fees in the amount of RMB 80,000 and property preservation insurance premium in the amount of RMB 5,000;(iv) Zhibao China to bear joint and several liability for the debts owed by Sunshine Insurance Brokers under items (i), (ii) and (iii) above; and (v) the defendants to bear the case acceptance fees, preservation fees and all other litigation costs. The plaintiff filed an application for property preservation with the court. As of the date of this letter, the case is still pending, and the parties are currently engaged in settlement negotiations.

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

Our Class A ordinary shares are listed on the Nasdaq under the symbol “ZBAO.” As of October 30, 2026, there were 9,921,127 Class A ordinary shares outstanding and there were no Class B ordinary shares outstanding.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (Revised) of the Cayman Islands (which we refer to as the Companies Act below) and the common law of the Cayman Islands. For information on our securities, including Class A ordinary shares, Class B ordinary shares, warrants and convertible notes, please see Exhibit 2.2 “Description of Securities” of this annual report.

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

Anti-Money Laundering - Cayman Islands

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

Economic Substance Legislation of The Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities”). As we are a Cayman Islands exempted company, its compliance obligations include filing annual notifications, in which need to state whether we are carrying out any relevant activities and, if so, whether or not we have satisfied economic substance tests to the extent required under the Substance Act. It is anticipated that our company will not be engaging in any “relevant activities” and will therefore not be required to meet the economic substance requirements tests or will otherwise be subject to more limited substance requirements. However, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

Data Protection - Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Data Protection in the Cayman Islands - Privacy Notice

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

Nil material agreement was reported during the reporting period.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at https://ir.zhibao-tech.com/. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

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

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025 and 2026, RMB 6,119,295 and RMB 12,661,754 (US$1,866,112) were deposited in financial institutions in the PRC, and eligible deposits are insured up to RMB 500,000 in aggregate per depositor per insured bank. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

Foreign Currency Exchange Rate Risk

Substantially all of the Company’s operating activities that were conducted through the subsidiaries in China and related assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

3i Senior Secured Convertible Notes

General

On April 8, 2026, the Company entered into a securities purchase agreement (as amended on September 17, 2026, the “3i Securities Purchase Agreement”) with 3i, LP (“3i”), pursuant to which the Company agreed to issue and sell to 3i one or more series of senior secured convertible notes in an aggregate original principal amount of up to $6,666,667, for an aggregate purchase price of up to $6,000,000, reflecting an original issue discount of 10%. The Company has issued the following senior secured convertible notes to 3i (collectively, the “3i Notes”):

●	a note issued on April 10, 2026 in the original principal amount of $3,333,333, for a purchase price of $3,000,000 (the “First 3i Note”);

●	a note issued on June 5, 2026 in the original principal amount of $555,556, for a purchase price of $500,000 (the “Second 3i Note”); and

●	a note issued on September 17, 2026 in the original principal amount of $1,000,000, for a purchase price of $900,000 (the “Third 3i Note”).

Interest and Maturity

The 3i Notes bear interest at a rate of 7% per annum, which increases during the continuance of an event of default to the lesser of 18% per annum and the maximum rate permitted by applicable law. Interest on each 3i Note is guaranteed through its maturity date regardless of whether the 3i Note is earlier converted or redeemed. Each 3i Note matures on the 12-month anniversary of its issuance date.

Conversion

The 3i Notes are convertible, in whole or in part, at the option of the holder into Class A ordinary shares at a conversion price of $0.87 per share, in the case of the First 3i Note and the Third 3i Note, and approximately $0.63 per share, in the case of the Second 3i Note ($43.50 and $31.50] per share, respectively, after giving effect to the Share Consolidation), subject to adjustment as provided in the 3i Notes. The number of Class A ordinary shares issuable upon a conversion is determined by dividing the Conversion Amount, which includes principal, accrued and unpaid interest, the applicable make-whole amount and late charges, if any, by the applicable conversion price. The First 3i Note and the Second 3i Note were initially subject to a floor price of $0.30 per share, which was reduced to $0.22 per share on August 5, 2026 pursuant to an amendment to the 3i Securities Purchase Agreement on the date thereof. On September 17, 2026, pursuant to a further amendment to 3i Securities Purchase Agreement on the date thereof, the floor price, and the related cash true-up payments payable by the Company when a conversion price would otherwise have been below the floor price, were removed from the First 3i Note and the Second 3i Note, and the Third 3i Note is not subject to any floor price. As a result, there is no minimum price at which the 3i Notes may be converted into Class A ordinary shares.

Installment Payments

The Company is required to pay an installment amount on each 3i Note on a monthly basis until its maturity date, commencing, in the case of the First 3i Note and the Second 3i Note, on the earlier of the effectiveness of the applicable resale registration statement and 60 days after issuance and, in the case of the Third 3i Note, 30 days after issuance. Each installment amount is generally equal to the lesser of (i) 10% of the original principal amount, in the case of the First 3i Note and the Second 3i Note, or one-twelfth of the original principal amount, in the case of the Third 3i Note, and (ii) the principal amount then outstanding, together with accrued interest, the applicable make-whole amount and other amounts then due, with any remaining principal payable on the maturity date. Provided that certain Equity Conditions (as defined in the respective 3i Notes) are satisfied, each installment amount is paid by converting it into Class A ordinary shares at a price per share equal to the lower of (i) the conversion price then in effect and (ii) 92% of the lowest volume-weighted average price of our Class A ordinary shares during the ten (10) trading days immediately prior to the applicable installment date. The Company may instead elect to pay an installment in cash, at 105% of the applicable installment redemption amount. Between installment dates, the holder may accelerate the conversion of additional installment amounts, up to an aggregate of four installment payments unless otherwise agreed with the Company, at the acceleration conversion price specified in the 3i Notes.

Share Cap on the Third 3i Note

The aggregate number of Class A ordinary shares issuable upon conversion of the Third 3i Note may not exceed 35,941,170 shares (718,823 shares after giving effect to the Share Consolidation) (the “Share Cap”). If the Company is prohibited from issuing Class A ordinary shares under the Third 3i Note after the Share Cap is reached, the Company must instead pay the holder in cash an amount equal to 125% of the sum of the then-outstanding principal amount, the make-whole amount, if any, and all accrued and unpaid interest and late charges under the Third 3i Note.

Optional Redemption

The Company has the right to redeem a portion of the outstanding balance of the 3i Notes in monthly installments at a price equal to the greater of (i) 100% of the conversion amount being redeemed and (ii) the product of (1) the conversion amount being redeemed divided by the applicable redemption conversion price, multiplied by (2) the higher of the greatest closing sale price of our Class A ordinary shares during the five (5) trading days immediately preceding the date of the Company’s optional redemption notice and the highest closing sale price of our Class A ordinary shares during the five (5) trading days immediately preceding the optional redemption date.

Events of Default

Upon the occurrence of an event of default under the 3i Notes, the holder may require the Company to redeem all or any portion of the 3i Notes at a price equal to the greater of (i) 105% of the conversion amount to be redeemed and (ii) the product of (1) the conversion amount to be redeemed divided by the event of default conversion price, multiplied by (2) 105% of the greatest closing sale price of our Class A ordinary shares during the period beginning on the date immediately preceding the event of default and ending on the date of payment. The event of default conversion price is the lower of (i) the conversion price then in effect and (ii) 85% of the lowest volume-weighted average price of our Class A ordinary shares during the ten (10) consecutive trading days ending on, and including, the trading day immediately preceding delivery of the applicable conversion notice.

Beneficial Ownership Limitation

The 3i Notes may not be converted to the extent that, after giving effect to the conversion, the holder and its affiliates would beneficially own more than 4.99% (or, upon at least 61 days’ prior written notice from the holder, 9.99%) of our issued and outstanding Class A ordinary shares.

Ranking and Security

The 3i Notes rank senior to all present and future indebtedness of the Company, subject to certain permitted senior indebtedness, and are secured, pursuant to a security agreement dated April 10, 2026, by a lien on and security interest in a deposit account subject to a deposit account control agreement and any assets of the Company that are or become located in the United States.

Registration Rights

Pursuant to a registration rights agreement dated April 10, 2026, the Company registered the resale of Class A ordinary shares issuable under the First 3i Note and Second 3i Note on a registration statement on Form F-1 (File No. 333-295272), which was declared effective by the SEC on June 4, 2026. As of the date of this annual report, the Company is obligated under the registration rights agreement to register the shares issuable under the Third 3i Note.

B.	Warrants and Rights

L1 Ordinary Share Purchase Warrants

Duration and Exercise Price

The ordinary share purchase warrants that the Company has issued to L1 Capital Global Opportunities Master Fund (“L1”) are as follows and after giving effect to the Share Consolidation as described above

●	The L1 First Closing of First Tranche Warrant to purchase up to 73,089 Class A ordinary shares at an as-adjusted exercise price of $4.80 per share, subject to certain adjustments (as adjusted from 74,451 Class A ordinary shares when initially issued on September 23, 2024);

●	The L1 Second Closing of First Tranche Warrant to purchase up to 74,161 Class A ordinary shares at an as-adjusted exercise price of $4.80 per share (as adjusted from 79,599 Class A ordinary shares when initially issued on October 1, 2024);

●	The L1 Third Closing of First Tranche Warrant to purchase up to 108.398 Class A ordinary shares at an as-adjusted exercise price of $4.80 per share (as adjusted from 184,788 Class A ordinary shares when initially issued on December 11, 2024);

●	The L1 Waiver Warrant to purchase up to 140,785 Class A ordinary shares to L1 at an as-adjusted exercise price of $4.80 per share (as adjusted from 240,000 Class A ordinary shares pursuant to the Section 3(d) of the warrant issue to L1 on December 16, 2024);

●	The L1 First Closing of Second Tranche Warrant to purchase up to 71,123 Class A ordinary shares at an as-adjusted exercise price of $4.80 per share (as adjusted from 202,459 Class A ordinary shares pursuant to the Section 3(d) of the warrant issue to L1 at the L1 First Closing of Second Tranche); and

●	The L1 Second Closing of Second Tranche Warrant to purchase up to 30,296 Class A ordinary shares at an initial exercise price of $4.80 per share, subject to certain adjustments (collectively, the “L1 Warrants”).

The L1 Warrants were immediately exercisable upon issuance and are exercisable for five years after the date of issuance. The exercise price and number of Class A ordinary shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, or similar events affecting our Class A ordinary shares. Except for certain exceptions, the exercise price is also subject to adjustment in the event of subsequent equity sales by the Company at a price less than the current exercise price of the L1 Warrants.

Exercisability

The L1 Warrants are exercisable, at the option of the holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Class A ordinary shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). The holder (together with its affiliates) may not exercise any portion of the holder’s L1 Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding Class A ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding Class A ordinary shares after exercising the L1 Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the L1 Warrants.

Cashless Exercise

For the L1 Warrants, if at any time after 90 days after issuance there is not an effective registration statement covering the Class A ordinary shares underlying the L1 Warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Class A ordinary shares determined according to a formula set forth in the L1 Warrants.

Fundamental Transactions

In the event of any fundamental transaction, as described in the L1 Warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our Class A ordinary shares, then upon any subsequent exercise of the L1 Warrants, the holder will have the right to receive as alternative consideration, for each Class A ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of Class A ordinary shares of the successor or acquiring corporation or of our Company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of Class A ordinary shares for which the L1 Warrants are exercisable immediately prior to such event.

Transferability

In accordance with its terms and subject to applicable laws, the L1 Warrants may be transferred at the option of the holder upon surrender of the L1 Warrants to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Fractional Shares

No fractional Class A ordinary shares will be issued upon the exercise of the L1 Warrants. Rather, the number of Class A ordinary shares to be issued will, at our election, either be rounded down to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market

There is no established trading market for the L1 Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for the L1 Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the L1 Warrants will be limited.

Rights as a Shareholder

Except as otherwise provided in the L1 Warrants or by virtue of the holders’ ownership of Class A ordinary shares, the holders of L1 Warrants do not have the rights or privileges of holders of our Class A ordinary shares, including any voting rights, until such L1 Warrants holders exercise their warrants.

Anti-Dilution Provision

If and whenever, at any time during the 18-month period following the dates of issuances of each of the L1 Warrants, the Company issues, sells or grants any Class A ordinary shares and/or equivalents of Class A ordinary shares for a consideration per share less than a price equal to the conversion price and/or exercise price of the L1 Warrants and L1 Notes (as defined in this annual report) in effect immediately prior to such issuances, sale or grant or deemed issuance, sale or grant (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance the exercise price of each of the L1 Warrants then in effect shall be reduced to an amount equal to the issuance price of the newly issued securities. In addition, that upon any adjustment to the exercise price, the number of warrant shares that may be purchased upon exercise of the L1 Warrants shall be increased, so that after such adjustment the aggregate exercise price payable under the warrant shall be the same as the aggregate exercise price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained therein).

L1 Pre-Funded Warrant

Duration and Exercise Price

The pre-funded warrant that the Company issued to L1 at the L1 First Closing of First Tranche (the “L1 Pre-Funded Warrant”) will be exercisable at any time on or after the occurrence of an Event of Default (as defined in this annual report) and until the date on which no L1 Notes are outstanding or may be issuable under the L1 Securities Purchase Agreement (as defined in the annual report). Upon the occurrence of an Event of Default, the holder may subscribe for and purchase from the Company up to 191,522 shares (as subject to adjustment thereunder) at a nominal exercise price of $0.0001 per share.

Exercisability

The L1 Pre-Funded Warrant will be exercisable, at the option of the holder, in whole or in part, at any time on or after the occurrence of an Event of Default. The holder (together with its affiliates) may not exercise any portion of the holder’s L1 Pre-Funded Warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding Class A ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding Class A ordinary shares after exercising the holder’s ordinary shares up to 9.99% of the number of Class A ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrant.

Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Class A ordinary shares determined according to a formula set forth in the L1 Pre-Funded Warrant.

Fundamental Transactions

In the event of any fundamental transaction, as described in the L1 Pre-Funded Warrant and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our Class A ordinary shares, then upon any subsequent exercise of a L1 Pre-Funded Warrant, the holder will have the right to receive as alternative consideration, for each Class A ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of Class A ordinary shares of the successor or acquiring corporation or of our Company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of Class A ordinary shares for which the L1 Pre-Funded Warrant is exercisable immediately prior to such event.

Transferability

In accordance with its terms and subject to applicable laws, the L1 Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the L1 Pre-Funded Warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Fractional Shares

No fractional Class A ordinary shares will be issued upon the exercise of the L1 Pre-Funded Warrant. Rather, the number of Class A ordinary shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market

There is no established trading market for the L1 Pre-Funded Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for the L1 Pre-Funded Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the L1 Pre-Funded Warrant will be limited.

Rights as a Shareholder

Except as otherwise provided in the L1 Pre-Funded Warrants or by virtue of the holders’ ownership of Class A ordinary shares, the holders of L1 Pre-Funded Warrants do not have the rights or privileges of holders of our Class A ordinary shares, including any voting rights, until such L1 Pre-Funded Warrant holders exercise their warrants.

PIPE Warrants

On July 31, 2026, the Company entered into a securities purchase agreement (as amended on August 17, 2026, the “PIPE Securities Purchase Agreement”) with ten non-U.S. investors (the “PIPE Investors”), pursuant to which the Company agreed to issue and sell an aggregate of 442,000,000 units (8,840,000 units after giving effect to the Share Consolidation) (the “PIPE Units”) at a purchase price of $0.35 per PIPE Unit, for an aggregate purchase price of $154,700,000, which the PIPE Investors paid in full at the closing on August 17, 2026 by delivering an aggregate of 2,380 Bitcoin, valued at a reference price of US$65,000 per Bitcoin. Each PIPE Unit consists of one Class A ordinary share and one warrant to purchase one Class A ordinary share (each, a “PIPE Warrant”).

At the closing, the Company delivered 395,678,152 PIPE Units (7,913,563 PIPE Units after giving effect to the Share Consolidation) to the PIPE Investors (the “First Release”). The remaining 46,321,848 PIPE Units (926,437 PIPE Units after giving effect to the Share Consolidation) (the “Second Release”) are issuable.

Exercise Price and Duration

Each PIPE Warrant entitles the holder to purchase Class A ordinary shares at an exercise price of $0.35 per share ($17.50 per share after giving effect to the Share Consolidation, with the number of Class A ordinary shares issuable upon exercise of the PIPE Warrants proportionately reduced), subject to adjustment as described below. The PIPE Warrants included in the First Release were issued on August 17, 2026. The PIPE Warrants are exercisable at any time on or after their issuance date and expire at 5:00 p.m., Eastern Time, on August 17, 2028.

Exercisability

A PIPE Warrant may be exercised, in whole or in part, by delivering to the Company a duly executed exercise notice, payment of the aggregate exercise price for the Class A ordinary shares being purchased in cash, by certified check or by wire transfer of immediately available funds, and the PIPE Warrant (or, in the case of its loss, theft, mutilation or destruction, an indemnity and supporting evidence). Upon receipt of the exercise notice and payment, the Company will update its register of members to reflect the issuance of the Class A ordinary shares to the holder, and the holder will be deemed the holder of record of those shares. If a PIPE Warrant is exercised in part, the Company will issue a new PIPE Warrant for the unexercised balance.

Exercise Limitations

A holder may not exercise any portion of a PIPE Warrant to the extent that (i) the Company has insufficient authorized and unissued share capital to issue the Class A ordinary shares issuable upon the exercise, or (ii) after giving effect to the exercise, the holder, together with its affiliates and any other persons whose beneficial ownership of Class A ordinary shares would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would beneficially own more than 19.99% of our Class A ordinary shares outstanding immediately after the exercise (the “Beneficial Ownership Limitation”). A holder may increase or decrease the Beneficial Ownership Limitation upon notice to the Company, provided that it may not exceed 19.99%, and any increase will not be effective until the 61st day after the notice is delivered.

In addition, if an exercise would result in the holder beneficially owning 20% or more of our issued and outstanding ordinary shares and would require shareholder approval under the rules of the Nasdaq, the holder may exercise its PIPE Warrant only to the maximum extent permitted without such approval. Upon receipt of an exercise notice that would require such approval, the Company is required promptly to seek, and to use commercially reasonable efforts to obtain, shareholder approval. Once shareholder approval is obtained, the holder may exercise its PIPE Warrant in accordance with its terms without regard to the Beneficial Ownership Limitation.

Reservation of Shares

Upon obtaining shareholder approval of any increase in our authorized share capital required to permit the issuance of the Class A ordinary shares issuable upon exercise of the PIPE Warrants, the Company is required to reserve the maximum number of Class A ordinary shares issuable upon exercise of the PIPE Warrants.

Adjustments

The exercise price and the number of Class A ordinary shares issuable upon exercise of the PIPE Warrants are subject to adjustment in the event of share dividends or distributions payable in Class A ordinary shares, share splits or subdivisions and share combinations, such that the holder is entitled to receive upon exercise the number of Class A ordinary shares that it would have held had it exercised the PIPE Warrant immediately before the event. No adjustment is required unless it would change the exercise price by at least 1%, although any adjustment not made is carried forward and taken into account in any subsequent adjustment. Upon each adjustment of the exercise price, the number of Class A ordinary shares issuable upon exercise is adjusted so that the aggregate exercise price remains unchanged.

Fundamental Transactions

In the event of any reclassification of the Class A ordinary shares, any consolidation or merger of the Company with or into another entity (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of the outstanding Class A ordinary shares), any sale or transfer of all or substantially all of our assets or any compulsory share exchange pursuant to which the Class A ordinary shares are converted into other securities, cash or other property, the holder will thereafter be entitled to exercise its PIPE Warrant only for the kind and amount of securities, cash and other property receivable in the transaction by a holder of the number of Class A ordinary shares for which the PIPE Warrant was exercisable immediately before the transaction. The Company may not effect any such transaction unless the successor or acquiring entity, if other than the Company, assumes in writing the obligations under the PIPE Warrants. The Company is also required to give holders at least 30 days’ prior notice of certain events, including any action requiring an adjustment of the exercise price, any grant to holders of Class A ordinary shares generally of rights, warrants or options to subscribe for or purchase securities, any reclassification, consolidation, merger, share exchange or sale of all or substantially all of our assets, and any dissolution, liquidation or winding up of the Company.

Transferability

A holder may not transfer its PIPE Warrant or the Class A ordinary shares issued upon its exercise unless (i) the holder delivers to the Company notice of the transfer together with an opinion of counsel reasonably acceptable to the Company that the transfer may be effected without registration under the under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the resale of the Class A ordinary shares issuable upon exercise has been registered under the Securities Act or (iii) the sale is made pursuant to Rule 144 under the Securities Act.

Registration Rights

Pursuant to a registration rights agreement dated August 17, 2026, the Company registered the resale of the Class A ordinary shares included in the First Release and the Class A ordinary shares issuable upon exercise of the PIPE Warrants included in the First Release on a registration statement on Form F-1 (File No. 333-298651), which was declared effective by the SEC on September 10, 2026.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of June 30, 2026, our disclosure controls and procedures were effective.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of June 30, 2026 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of June 30, 2026due to the material weaknesses described below.

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

Following the identification of the material weaknesses, we have taken some remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function when we have the requisite financial resources available to hire external consultants to provide support, (ii) setting up a practical financial and system control framework where appropriate, (iii) implementing formal access and change controls to our systems, and making changes to our information technology systems, and (iv) improving governance, including providing internal training in relation to policies and procedures. We will continue to take additional measures to remediate the material weaknesses, including (i) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (ii) appointing additional independent directors; (iii) implementing formal access and change controls to our systems, and make changes to our information technology systems if necessary; and (iv) continuing to establish more robust processes supporting internal control over financial reporting.

As an “emerging growth company,” we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Truong Van Tien Anh, our independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an audit committee financial expert.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by HYYH for the fiscal years ended June 30, 2025 and 2026, respectively.

	For the Fiscal Years Ended June 30,
	2025	2026
	USD	USD
Audit Fees (1)	468,200	374,464
Audit-related Fees (2)	-	-
All other Fees (3)	-	-
Total	468,200	374,464

(1)	“Audit Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the audit of our consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	“Audit-Related Fees” represent the aggregate fees billed for professional services rendered by our principal accountants for the assurance and related services, which are not included under “Audit Fees” above

(3)	“All other Fees” represents all other fees billed for professional services rendered by our principal accountants not included in “Audit Fees” nor “Audit-Related Fees”

Pre-approval Policies

The Audit Committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor must be approved by the Audit Committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Former Independent Registered Public Accounting Firm

On November 22, 2025, our Audit Committee approved the dismissal of Marcum Asia as independent registered public accounting firm of the Company, effective on November 24, 2025.

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

ITEM 16.G. CORPORATE GOVERNANCE

Foreign Private Issuer

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	exemption from the requirement to obtain shareholder approval for certain issuances of securities as set forth in Nasdaq Rule 5635, including issuances (i) in connection with the acquisition of the stock or assets of another company (Nasdaq Rule 5635(a)), (ii) that will result in a change of control of the Company (Nasdaq Rule 5635(b)), (iii) in connection with equity compensation arrangements, including share option plans, for officers, directors, employees or consultants (Nasdaq Rule 5635(c)), and (iv) in private offerings of 20% or more of our outstanding shares or voting power at a price less than the “Minimum Price” (Nasdaq Rule 5635(d));

●	exemption from the requirement that a majority of our board of directors consist of independent directors as set forth in Nasdaq Rule 5605(b)(1);

●	exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2);

●	exemption from the requirement to hold an annual meeting of shareholders no later than one year after the end of our fiscal year as set forth in Nasdaq Rule 5620(a); and

●	exemption from the requirement to solicit proxies and provide proxy statements for all meetings of shareholders, and to provide copies of such proxy solicitation materials to Nasdaq, as set forth in Nasdaq Rule 5620(b).

If we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii), and Rule 5000 series. Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

ITEM 16K. Cybersecurity.

Our board of directors oversees cybersecurity risks and plays an active role in monitoring cybersecurity risks. Our board of directors is committed to the prevention, timely detection, and mitigation of the effects of any cybersecurity incidents on our operations. While the board oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. Management also works with third party service providers, i.e. software companies who provide software and antivirus supports to the Company to ensure appropriate controls are in place and to regularly monitor network activities. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks and that our board leadership structure supports this approach.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1*	Amended and Restated Memorandum and Articles of Association of the Company
2.1	Company’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Company’s Form F-1/A1 (file No. 333-274431), filed with the SEC on December 22, 2023)
2.2*	Description of Securities
2.3	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the SEC on April 4, 2024)
2.4	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the SEC on September 23, 2024)
2.5	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K, filed with the SEC on September 23, 2024)
2.6	Form of Pre-funded Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Form 6-K, filed with the SEC on September 23, 2024)
2.7	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the SEC on October 2, 2024)
2.8	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the SEC on December 11, 2024)
2.9	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K, filed with the SEC on December 20, 2024)
2.10	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the SEC on February 14, 2025)
2.11	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 6-K, filed with the SEC on February 14, 2025)
2.12	Amendment to the Convertible Promissory Note dated February 14, 2025, entered into by and between the Company and L1 Capital Global Opportunities Master Fund on May 7, 2025 (incorporated by reference to Exhibit 4.11 of the Company’s Form F-1/A1 (file No. 333-286140), filed with the SEC on May 12, 2025)
2.13	Form of Class A Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the SEC on July 22, 2025)
2.14	Form of Senior Secured Convertible Note (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the SEC on April 10, 2026)
2.15	Amendment to Senior Secured Convertible Notes, dated August 5, 2026, by and between the Company and 3i, LP (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on August 6, 2026)
2.16	Senior Convertible Promissory Note, dated September 17, 2026 (incorporated by reference to Exhibit 4.1 of the Company’s Form 6-K, filed with the SEC on September 17, 2026)
2.17*	Form of Warrant to Purchase Class A Ordinary Shares issued pursuant to the Securities Purchase Agreement dated July 31, 2026
4.1	English Translation of Employment Agreement, dated April 1, 2018, by and between Zhibao Technology Co., Ltd. and Botao Ma (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1/A1 (file No. 333-274431), filed with the SEC on December 22, 2023)
4.2	English Translation of Form of Labor Contract between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and certain executive officers of the Registrant (incorporated by reference to Exhibit 10.2 of the Company’s Form F-1 (file No. 333-274431), filed with the SEC on September 8, 2023)
4.3	English Translation of the Office Lease and Supplemental Agreement, dated June 6, 2019 and July 1, 2022, respectively, by and between Jishu Enterprise Marketing and Strategy Limited (Shanghai) and Zhibao Technology Co., Ltd. (incorporated by reference to Exhibit 10.3 of the Company’s Form F-1 (file No. 333-274431), filed with the SEC on September 8, 2023)
4.4	English Translation of the Office Lease, dated July 1, 2022, by and between Shanghai Lingang Fengxian Enterprise Services Limited and Sunshine Insurance Brokers (Shanghai) Co., Ltd (incorporated by reference to Exhibit 10.4 of the Company’s Form F-1/A1 (file No. 333-274431), filed with the SEC on December 22, 2023)

4.5	English Translation of the Office Lease, dated August 16, 2022, by and between Jishu Enterprise Marketing and Strategy Limited (Shanghai) and Shanghai Anyi Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.5 of the Company’s Form F-1 (file No. 333-274431), filed with the SEC on September 8, 2023)
4.6	English Translation of Form of Shareholder Agreement, by and between Zhibao Technology Co., Ltd. and certain investors (incorporated by reference to Exhibit 10.7 of the Company’s Form F-1/A1 (file No. 333-274431), filed with the SEC on December 22, 2023)
4.7	English Translation of Form of Share Surrender Agreement, by and between Zhibao Technology Co., Ltd. and its shareholders, and Declaration by Zhibao Technology Limited dated September 8, 2023 (incorporated by reference to Exhibit 10.8 of the Company’s Form F-1/A1 (file No. 333-274431), filed with the SEC on December 22, 2023)
4.8	English Translation of Share Subscription Agreement, dated April 10, 2023, by and between the Registrant and certain purchasers, and Form of Application for Shares by certain purchasers (incorporated by reference to Exhibit 10.9 of the Company’s Form F-1/A1 (file No. 333-274431), filed with the SEC on December 22, 2023)
4.9	Form of Director Offer Letter (incorporated by reference to Exhibit 10.10 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the SEC on February 15, 2024)
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on September 23, 2024)
4.11	Form of Security Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the SEC on September 23, 2024)
4.12	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the SEC on September 23, 2024)
4.13	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Form 6-K, filed with the SEC on September 23, 2024)
4.14+^	English Translation of Cooperation Agreement, dated December 2023, by and between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and Key Insurer B (incorporated by reference to Exhibit 10.15 of the Company’s Form F-1 (file No. 333-282423), filed with the SEC on September 30, 2024)
4.15+^	English Translation of Insurance Comprehensive Brand Service Procurement Agreement, dated January 1, 2024, by and between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and Key Insurer C (incorporated by reference to Exhibit 4.16 of the Company’s Form 20-F, filed with the SEC on October 31, 2024)
4.16	Letter Agreement, dated December 11, 2024, by and between the Company and L1 Capital Global Opportunities Master Fund (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on December 11, 2024)
4.17	Waiver Agreement, dated December 16, 2024, by and between the Company and L1 Capital Global Opportunities Master Fund (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the SEC on December 20, 2024)
4.18	Letter Agreement, dated February 14, 2025, by and between the Company and L1 Capital Global Opportunities Master Fund (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on February 14, 2025)
4.19	Equity Purchase Agreement, dated as of June 22, 2025, by and between the Company and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on June 26, 2025)
4.20	Registration Rights Agreement, dated as of June 22, 2025, by and between the Company and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the SEC on June 26, 2025)
4.21	Share Purchase Agreement, dated as of July 2, 2025, by and among Zhibao Technology Co., Ltd. and Sellers (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on July 3, 2025)
4.22	Form of Guarantee Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on July 22, 2025)
4.23	English Translation of Employment Agreement, dated April 1, 2022, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Xiao Luo (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on December 5, 2025)
4.24	English Translation of Employment Agreement, dated October 11, 2023, by and between Sunshine Insurance Broker (Shanghai) Co., Ltd. and Xiaowei Le (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the SEC on December 5, 2025)
4.25+^	English Translation of Cooperation Agreement, dated November 25, 2024, by and between Sunshine Insurance Brokers (Shanghai) Co., Ltd. and Key Insurer B (incorporated by reference to Exhibit 4.27 of the Company’s Form 20-F/A (Amendment No. 1), filed with the SEC on January 12, 2026)
4.26	Zhibao Technology Inc. 2026 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on February 17, 2026)
4.27	Form of Stock Option Grant Agreement under the Zhibao Technology Inc. 2026 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, filed with the SEC on February 17, 2026)
4.28	Form of Restricted Stock Unit Award Agreement under the Zhibao Technology Inc. 2026 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K, filed with the SEC on February 17, 2026)
4.29	Form of Securities Purchase Agreement, dated April 8, 2026, by and between the Company and 3i, LP (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on April 10, 2026)
4.30	Form of Security Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Form 6-K, filed with the SEC on April 10, 2026)

4.31	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Form 6-K, filed with the SEC on April 10, 2026)
4.32	Form of Placement Agency Agreement, dated April 8, 2026, by and between the Company and R.F. Lafferty & Co., Inc. (incorporated by reference to Exhibit 10.5 of the Company’s Form 6-K, filed with the SEC on April 10, 2026)
4.33	Form of Securities Purchase Agreement, dated July 31, 2026, by and among the Company and the investors named therein (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, filed with the SEC on July 31, 2026)
4.34	Amendment to the Securities Purchase Agreement, dated August 17, 2026, by and among the Company and the investors named therein (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, filed with the SEC on August 17, 2026)
4.35	Form of Executive Employment Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K, filed with the SEC on August 17, 2026 (Accession No. 0001213900-26-090772))
4.36	Form of Director Offer Letter (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K, filed with the SEC on August 17, 2026)
4.37	Form of Indemnification Agreement (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K, filed with the SEC on August 17, 2026)
4.38	Amendment to Securities Purchase Agreement and Note, dated September 17, 2026, by and between the Company and 3i, LP (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K, filed with the SEC on September 17, 2026)
4.39	Waiver Agreement, dated September 17, 2026, by and between the Company and 3i, LP (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K, filed with the SEC on September 17, 2026)
4.40	Merger and Acquisition Agreement, by and between Choi Sai Wai and the Company, relating to the acquisition of NEXSYS TECH (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K, filed with the SEC on September 28, 2026)
4.41*	Form of Registration Rights Agreement, dated August 17, 2026 by and between the Company and the PIPE Investors
8.1*	List of Subsidiaries
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Company’s Form 20-F, filed with the SEC on October 31, 2024)
11.2	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Company’s Form F-1 (file No. 333-274431), filed with the SEC on September 8, 2023)
12.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of HYYH CPA. LLC
16.1	Letter from Marcum Asia CPAs LLP to Securities and Exchange SEC (incorporated by reference to Exhibit 16.1 of the Company’s Form 6-K, filed with the SEC on November 26, 2025)
97.1	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Form 20-F, filed with the SEC on October 31, 2024)
101. INS*	Inline XBRL Instance Document.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

+	Certain portions of this exhibit are omitted pursuant to Item 601(b)(10)(iv) of Regulations S-K because they are not material and are the type that the registrant treats as private or confidential. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

^	Certain portions of this exhibit have been omitted pursuant to Item 601(a)(6) of Regulations S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhibao Technology Inc.

By:	/s/ Jinmei Guo Hellstreom
Name:	Jinmei Guo Hellstreom
Title:	Chief Executive Officer, Interim Chief Financial Officer and Chair of the Board of Directors

Date: November 12, 2026

ZHIBAO TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Zhibao Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhibao Technology Inc. (the “Company”) as of June 30, 2025 and 2026, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2026, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Baltimore, Maryland

November 12, 2026

ZHIBAO TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	As of June 30,
	2025	2026	2026
	RMB	RMB	USD (Note 2)
ASSETS
Current Assets
Cash and cash equivalents	10,284,108	4,247,484	626,002
Restricted cash	4,245,599	4,268,214	629,057
Accounts receivable, net	114,070,587	143,657,605	21,172,511
Due from related parties	9,076,416	8,172,616	1,204,495
Prepaid expenses and other current assets, net	6,824,085	20,557,471	3,029,796
Total Current Assets	144,500,795	180,903,390	26,661,861

Deposit of long-term investments	12,475,000	5,775,000	851,130
Long-term investments in equity investee	2,500,000	13,050,283	1,923,374
Property and equipment, net	142,887	52,399	7,723
Intangible assets, net	1,539,437	999,303	147,279
Operating lease right of use assets	3,976,798	2,543,807	374,911
Restricted cash, noncurrent	5,000,000	5,000,000	736,909
Deferred tax assets	—	—	—
Other non-current assets	624,653	76,082	11,213
Total Non-Current Assets	26,258,775	27,496,874	4,052,539
Total Assets	170,759,570	208,400,264	30,714,400

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	21,800,000	35,510,367	5,233,580
Accounts payable	58,610,826	71,876,301	10,593,256
Insurance premium payable	42,789,314	3,085,340	454,723
Income tax payable	58,600	76,575	11,286
Due to related parties	3,128,044	27,898,112	4,111,673
Operating lease liabilities, current	2,078,397	1,801,628	265,527
Accrued expenses and other liabilities	12,049,786	26,489,908	3,904,129
Convertible notes	1,709,343	19,331,410	2,849,097
Derivative liabilities	14,327	1,387,028	204,423
Warrant liabilities	1,892,623	338,912	49,949
Total Current Liabilities	144,131,260	187,795,581	27,677,643

Operating lease liabilities, noncurrent	1,934,528	434,587	64,050
Deferred tax liabilities	—	—	—
Total Non-current Liabilities	1,934,528	434,587	64,050
Total Liabilities	146,065,788	188,230,168	27,741,693

Commitments and contingencies

Shareholders’ Equity
Class A ordinary shares (par value $0.005 per share, 9,000,000 shares authorized, 322,103 and 365,800 shares issued and outstanding as of June 30, 2025 and 2026, respectively) *	10,923	12,406	1,828
Class B ordinary shares (par value $0.005 per share, 1,000,000 shares authorized, 336,334 and 336,334 shares issued and outstanding as of June 30, 2025 and 2026, respectively) *	12,204	12,204	1,799
Additional paid-in capital	219,416,239	220,744,036	32,533,645
Accumulated deficit	(193,860,843)	(196,516,392)	(28,962,929)
Accumulated other comprehensive loss	(884,741)	(3,838,080)	(565,663)
Non-controlling interests	—	(244,078)	(35,973)
Total Shareholders’ Equity	24,693,782	20,170,096	2,972,707
Total Liabilities and Shareholders’ Equity	170,759,570	208,400,264	30,714,400

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

ZHIBAO TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the Year Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	USD (Note 2)
Revenues	183,669,326	276,936,030	319,910,738	47,149,009
Cost of revenues	(108,908,547)	(163,366,825)	(196,017,177)	(28,889,357)
Gross profit	74,760,779	113,569,205	123,893,561	18,259,652

Operating expenses
Selling and marketing expenses	(31,606,719)	(112,234,880)	(62,130,658)	(9,156,926)
General and administrative expenses	(17,954,289)	(44,016,390)	(42,910,012)	(6,324,153)
Research and development expenses	(15,092,620)	(10,855,939)	(9,635,974)	(1,420,167)
Total operating expenses	(64,653,628)	(167,107,209)	(114,676,644)	(16,901,246)

(Loss) income from operations	10,107,151	(53,538,004)	9,216,917	1,358,406

Interest expense, net	(848,575)	(3,304,880)	(3,509,387)	(517,220)
Other income (expenses), net	507,609	(1,532,989)	235,249	34,671
Gain on extinguishment of liability (Note 10)	8,996,341	—	—	—
Gain (Loss) on extinguishment of convertible notes	—	(7,174,958)	139,447	20,552
Changes in fair value of derivative liabilities	—	(1,031,558)	4,285,653	631,627
Changes in fair value of warrant liabilities	—	1,952,081	1,690,872	249,204
Loss on deconsolidation of a subsidiary	—	—	(15,155,302)	(2,233,615)
(Loss) Income Before Income Taxes	18,762,526	(64,630,308)	(3,096,551)	(456,375)

Income tax (expenses) benefits	(5,510,773)	2,610,709	196,922	29,023
Net (Loss) Income	13,251,753	(62,019,599)	(2,899,629)	(427,352)

Net loss attributable to non-controlling interests	—	—	(244,080)	(35,972)
Net loss attributable to ZBAO shareholders	13,251,753	(62,019,599)	(2,655,549)	(391,380)
Other comprehensive income (loss)
Foreign currency translation adjustments	(233,990)	(655,869)	(2,953,339)	(435,268)
Comprehensive (loss) income	13,017,763	(62,675,468)	(5,852,968)	(862,620)

Weighted average number of ordinary share outstanding
Basic	607,356	639,728	670,247	670,247
Diluted	607,356	639,728	670,247	670,247
(Loss) earnings per share
Basic	21.82	(96.95)	(3.96)	(0.58)
Diluted	21.82	(96.95)	(3.96)	(0.58)

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

ZHIBAO TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2024, 2025 and 2026

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-Controlling
	Shares	Amount	Shares	Amount	Capital	Deficits	Income (Loss)	Interests	Total
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
As of June 30, 2023	263,666	8,820	336,334	12,204	168,973,780	(137,544,783)	5,118	—	31,455,139
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(7,548,214)	—	—	(7,548,214)
As of July 1, 2023	263,666	8,820	336,334	12,204	168,973,780	(145,092,997)	5,118	—	23,906,925
Issuance of Class A Ordinary Shares pursuant to initial public offering (“IPO”)	30,000	1,085	—	—	43,383,715	—	—	—	43,384,800
Issuance of Class A Ordinary Shares pursuant to over allotment	475	17	—	—	687,505	—	—	—	687,522
Offering cost incurred for IPO and over allotment	—	—	—	—	(17,633,556)	—	—	—	(17,633,556)
Issuance of warrants	—	—	—	—	627,340	—	—	—	627,340
Net income	—	—	—	—	—	13,251,753	—	—	13,251,753
Foreign exchange adjustments	—	—	—	—	—	—	(233,990)	—	(233,990)
As of June 30, 2024	294,141	9,922	336,334	12,204	196,038,784	(131,841,244)	(228,872)	—	63,990,794
Issuance of Class A Ordinary Shares pursuant to settlement of convertible notes	27,697	992	—	—	17,479,730	—	—	—	17,480,722
Share-based compensation expenses	265	9	—	—	97,756	—	—	—	97,765
Capital contribution from a shareholder	—	—	—	—	5,799,969	—	—	—	5,799,969
Net loss	—	—	—	—	—	(62,019,599)	—	—	(62,019,599)
Foreign exchange adjustments	—	—	—	—	—	—	(655,869)	—	(655,869)
As of June 30, 2025	322,103	10,923	336,334	12,204	219,416,239	(193,860,843)	(884,741)	—	24,693,782
Issuance of Class A Ordinary Shares pursuant to settlement of convertible notes	24,225	822	—	—	988,435	—	—	—	989,257
Issuance of shares	19,472	661	—	—	339,362	—	—	—	340,023
Net loss	—	—	—	—	—	(2,655,549)	—	(244,080)	(2,899,629)
Acquisition of a subsidiary	—	—	—	—	—	—	—	24,500,000	24,500,000
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	(30,412,887)	(30,412,887)
changes in NCI from the acquisition date to the date of loss of control	—	—	—	—	—	—	—	5,912,889	5,912,889
Foreign exchange adjustments	—	—	—	—	—	—	(2,953,339)	—	(2,953,339)
As of June 30, 2026	365,800	12,406	336,334	12,204	220,744,036	(196,516,392)	(3,838,080)	(244,078)	20,170,096

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 13).

The accompanying notes are an integral part of the consolidated financial statements.

ZHIBAO TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Years Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	USD (Note 2)
Cash Flows From Operating Activities:
Net (loss) income	13,251,753	(62,019,599)	(2,899,629)	(427,352)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization expenses	1,109,606	1,132,097	707,790	104,315
Amortization of operating lease right-of-use assets	2,153,804	2,090,222	1,844,607	271,861
(Gain) loss from early termination of right-of-use assets	46,943	(34,321)	—	—
Equity in earnings of subsidiaries	—	—	(2,462,098)	(362,868)
Share-based compensation expenses	—	97,765	1,327,797	195,693
Provision for doubtful receivables	4,118,332	21,421,734	3,381,779	498,413
Loss on deconsolidation of a subsidiary	—	—	15,155,302	2,233,615
Gain from extinguishment of liability (Note 10)	(8,996,341)	—	—	—
Accretion of interest expenses on convertible notes	—	2,761,739	2,777,236	409,314
(Gain) loss from extinguishment of convertible notes	—	7,174,958	(139,447)	(20,552)
Changes in fair value of derivative liabilities	—	1,031,558	(4,285,653)	(631,627)
Changes in fair value of warrant liabilities	—	(1,952,081)	(1,690,872)	(249,204)
Deferred income tax expenses (benefits)	5,496,536	(2,626,562)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(65,456,574)	3,938,524	(43,200,017)	(6,366,895)
Due from related parties	(8,040,512)	(1,586,308)	(1,236,200)	(182,193)
Prepaid expenses and other current assets	(1,240,202)	2,661,378	(6,917,072)	(1,019,450)
Other non-current assets	15,000	(573,649)	548,571	80,849
Accounts payable	19,816,427	7,357,872	6,188,517	912,077
Insurance premium payable	34,823,473	4,412,464	(39,703,974)	(5,851,642)
Due to related parties	162,408	136,816	2,140,000	315,397
Income tax payable	14,404	15,853	309,190	45,569
Operating lease liabilities	(1,999,242)	(2,175,762)	(1,776,711)	(261,855)
Accrued expenses and other liabilities	914,832	(3,941,186)	10,915,977	1,608,816
Net cash used in operating activities	(3,809,353)	(20,676,488)	(59,014,907)	(8,697,721)

Cash Flows From Investing Activities
Purchase of property and equipment	(276,102)	—	—	—
Prepayments or purchase for intangible assets	(316,236)	—	—	—
Cash and restricted cash disposed upon loss of control of subsidiary	—	—	(13,189,351)	(1,943,870)
Investment in an equity investee	—	(2,500,000)	9,881,875	1,456,408
Prepayment for equity investments	—	(12,475,000)	—	—
Net cash used in investing activities	(592,338)	(14,975,000)	(3,307,476)	(487,462)

Cash Flows From Financing Activities
Proceeds from IPO	43,384,800	—	—	—
Proceeds from over-allotment	687,523	—	—	—
Payment of discount and issuance cost in connection with convertible notes	—	—	(446,270)	(65,772)
Net proceeds from issuance of convertible notes	—	17,483,280	24,308,729	3,582,663
Repayment of convertible notes	—	(5,264,783)	(3,219,826)	(474,544)
Capital contribution from a shareholder	—	5,799,969	1,483	218
Proceeds from short-term bank borrowings	25,000,000	40,000,000	46,000,000	6,779,561
Repayment of short-term borrowings	(25,453,560)	(45,014,237)	(32,289,634)	(4,758,903)
Borrowings from related parties	28,500,000	9,500,000	27,458,689	4,046,910
Repayment of borrowings to related parties	(28,790,200)	(8,661,984)	(2,598,514)	(382,974)
Settlement of subscription fees advanced from an investor	—	(3,967,865)	—	—
Payment of offering cost	(12,421,207)	—	—	—
Net cash provided by financing activities	30,907,356	9,874,380	59,214,657	8,727,159

Effect of exchange rate changes on cash and cash equivalents	(233,991)	(838,511)	(2,906,283)	(428,332)

Net increase (decrease) in cash, cash equivalents and restricted cash	26,271,674	(26,615,619)	(6,014,009)	(886,357)
Cash, cash equivalents and restricted cash at beginning of the year	19,873,652	46,145,326	19,529,707	2,878,323
Cash, cash equivalents and restricted cash at end of the year	46,145,326	19,529,707	13,515,698	1,991,966

ZHIBAO TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Years Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	USD (Note 2)
Supplemental Cash Flow Information
Cash paid for interest expense	4,255,412	1,223,712	989,364	145,814
Cash paid for income tax	—	—	19,260	2,839

Non-cash Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,355,484	4,617,878	2,722,255	401,211
Disposal of operating lease right-of-use assets	216,170	1,464,840	2,008,876	296,072
Issuance of warrants to underwriter in connection with IPO and overallotment	627,340	—	—	—
Issuance of shares to settlement convertible notes	—	14,148,573	236,203	34,812
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	As of June 30,
	2025	2026	2026
	RMB	RMB	USD (Note 2)
Cash and cash equivalents	10,284,108	4,247,484	626,002
Restricted cash	4,245,599	4,268,214	629,057
Restricted cash, noncurrent	5,000,000	5,000,000	736,909
	19,529,707	13,515,698	1,991,968

The accompanying notes are an integral part of the consolidated financial statements.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS

Zhibao Technology Inc. (the “Company” or “Zhibao”) was incorporated on January 11, 2023, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations in November 2015, through a wholly owned subsidiary Zhibao Technology Co., Ltd., (“Zhibao China”), which is a limited liability company established under the laws of the PRC. Zhibao China and its subsidiaries (collectively known as “Zhibao China Group”) are primarily engaged in providing in digital insurance brokerage services to end customers.

The accompanying consolidated financial statements reflect the activities of Zhibao and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
Zhibao	January 11, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Zhibao
Zhibao Technology Holdings Limited (“Zhibao BVI”)	January 12, 2023	British Virgin Islands	100	Investment holding
Zhibao Technology Limited (“Zhibao HK”)	January 19, 2023	Hong Kong	100	Investment holding
Zhibao Labuan Reinsurance (“Zhibao Labuan”)	July 29, 2024	Malaysia	100	Brokerage services and Managing general underwriter (“MGU”) services
Zhibao China	November 24, 2015	PRC	100	MGU services
Shanghai Anyi Network Technology Co., Ltd. (“Shanghai Anyi”)	September 18, 2015	PRC	100	R&D services
Sunshine Insurance Brokers (Shanghai) Co., Ltd. (“Sunshine Insurance Brokers”)	November 17, 2011	PRC	100	Digital insurance brokerage services and offline insurance brokerage consulting services
Shanghai Zhibao Health Management Co., Ltd. (“Zhibao Health”)	November 16, 2022	PRC	100	Healthcare services
Shanghai Zhizhongbao Enterprise Management Co., Ltd. (“Zhizhongbao”)	March 6, 2025	PRC	100	Healthcare services
Shanghai Zhibao Yingshi Health Technology Co., Ltd. (“Zhibao Yingshi”)	September 24, 2025	PRC	51	Healthcare services

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

Initial public offering (“IPO”) (cont.)

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

Reclassification of Class A and Class B ordinary Shares

On December 12, 2023, the shareholders of the Company passed a special resolution to reclassify 5,605,564 ordinary shares held by three shareholders into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Mr. Botao Ma, who served as the founder and Chief Executive Officer of the Company until August 2026.

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

Acquisition of Zhonglian

On September 30, 2025, Zhibao China closed a Share Purchase Agreement (the “SPA”) with the shareholders of Zhonglian, and Zhonglian, pursuant to which, subject to the terms and conditions set forth in the SPA, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian for a total purchase price of RMB25.5 million (approximately $3.5 million), subject to adjustment as provided in the SPA. As of June 30, 2026, the Company had paid RMB9.15 million of the purchase consideration, with the remaining amount of RMB16.35 million payable before October 2026, in accordance with the SPA.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

Acquisition of Zhonglian (cont.)

The Company has allocated the purchase price of Zhonglian based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value, and used cost approach to estimate the fair value of content assets which was primarily comprised software and copyrights. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and content assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Zhonglian based on a valuation performed by an independent valuation firm engaged by the Company.

As of September 30, 2025
RMB
Net tangible assets (1)	70,307
Customer relationships (2)	11,600,000
License (3)	22,600,000
Goodwill	24,279,693
Deferred tax liabilities recognized	(8,550,000)
Less: non-controlling interest	(24,500,000)
Total purchase consideration	25,500,000

(1)	The following table is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible liabilities on September 30, 2025.

(2)	Customer relationships represent the value of existing customers and ongoing brokerage service relationships acquired in the transaction. The acquired business has an established customer base which is expected to generate future brokerage service fees. The estimated useful life of customer relationships is 7.25 years, reflecting the expected period over which the relationships will contribute to future cash flows. The asset will be amortized on a straight-line basis over its estimated useful life.

(3)	The license represents regulatory approval required to conduct insurance brokerage services in the PRC. The acquired entity operates through a nationwide network with multiple branch offices across various regions in mainland China. The license is considered to have an indefinite useful life as there is no foreseeable limit to the period over which it is expected to generate cash flows and there are no legal, regulatory or contractual provisions that limit its useful life. Accordingly, it is not amortized but will be tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

Acquisition of Zhonglian (cont.)

As of September 30, 2025
RMB
ASSETS
Current Assets
Cash and cash equivalents	11,437,549
Restricted cash	5,894,326
Accounts receivable, net	17,011,672
Income tax recoverable	377,019
Prepaid expenses and other current assets, net	10,217,865
Total Current Assets	44,938,431

Property and equipment, net	971,900
Operating lease right of use assets	1,567,326
Restricted cash, noncurrent	5,000,000
Deferred tax assets	3,957,634
Total Non-Current Assets	11,496,860
Total Assets	56,435,291

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	30,345,987
Operating lease liabilities, current	710,353
Accrued expenses and other liabilities	21,715,593
Total Current Liabilities	52,771,933

Deferred tax liabilities	2,958,195
Operating lease liabilities, noncurrent	634,856
Total Non-current Liabilities	3,593,051
Total Liabilities	56,364,984

Net tangible assets	70,307

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

Deconsolidation of Zhonglian

Starting January 2026, the Company has been in a dispute with the management of Zhonglian as to the performance of relevant transaction documents. Since then, the management of Zhonglian refused to provide the Company with any operational or financial information of Zhonglian. The management of Zhonglian also refused to hand over Zhonglian’s assets, including official seals, financial licenses, and bank security tokens, which are needed to conduct operational and financial activities, and effectively denied the Company’s access to and control of the bank accounts and daily operations of Zhonglian.

Despite retaining a 51% equity interest in Zhonglian, the Company concluded that it had lost control of Zhonglian in January 2026, based on its assessment of the relevant facts and circumstances under ASC 810-10-40-4. In particular, the Company considered the substantive participating rights granted to other shareholders under the shareholders’ agreement and the articles of association of Zhonglian, together with the circumstances in which the management of Zhonglian refused to cooperate with the Company and the Company was no longer able to direct Zhonglian’s relevant activities. Accordingly, the Company ceased consolidating Zhonglian from January 2026.

Upon deconsolidation, the Company derecognized the assets, liabilities and noncontrolling interests of Zhonglian, as well as the remaining unpaid purchase consideration payable of RMB 16.35 million (under the SPA), and recognized a loss on deconsolidation of a subsidiary of RMB9.09 million. Based on the principle of prudence, the Company assessed the recoverability of its remaining capital invested in Zhonglian and recognized a related impairment loss of RMB 6.06 million. The Company has filed a lawsuit with the Beilun District People’s Court of Ningbo Municipality, seeking the return of the investment principal, liquidated damages, compensation for losses and other related expenses from Zhonglian. Following deconsolidation, the Company accounts for its retained investment in Zhonglian as equity investments in accordance with applicable U.S. GAAP, based on the nature of its continuing involvement.

As of June 30, 2026, the Company was still pursuing all legal remedies to resolve the dispute.

Variable interest in Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”)

For the years ended June 30, 2024, 2025 and 2026, the Company was charged of service cost by Shanghai GBG, which is a major service provider engaged by the Company to provide MGU services for the insurance carriers. As of June 30, 2025 and 2026, the Company had outstanding balances of approximately RMB 18.2 million and RMB 17.25 million due from Shanghai GBG, respectively. The Company may be exposed to credit risks and operating risks in the event that GBG defaulted in provision of MGU services or charged high service fees to the Company, which led to conclusion that the Company has variable interest in Shanghai GBG. However, the Company did not consolidate Shanghai GBG as it is not primary beneficiary of Shanghai GBG as the Company does not have power to direct the activities that most significantly affect Shanghai GBG’s economic performance.

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

Non-controlling interests

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company. For the Company’s consolidated financial statements for the year ended June 30, 2026, non-controlling interests represent a minority shareholder’s 49% in Zhibao Yingshi.

Zhonglian was consolidated from September 30, 2025 until it was deconsolidated upon the loss of control in January 2026 in accordance with ASC 810.

Liquidity Condition and Going Concern

As of June 30, 2026, the Company reported negative working capital of RMB 6.9 million (US$ 1.0 million). However, the Company had accumulated deficits of RMB 196.5 million (US$ 29.0 million) as of June 30, 2026. For the years ended June 30, 2025 and 2026, the Company reported net loss of RMB 62.0 million and RMB 2.9 million (US$ 0.4 million). For the years ended June 30, 2024, 2025 and 2026, the Company had operating cash outflows of RMB 3.8 million, RMB 20.7 million and RMB 59.0 million (US$ 8.7 million), respectively. These conditions raised substantial doubt about the Company’s ability to continue as going concern.

Furthermore, the Company has entered into multiple financing arrangements involving convertible notes and warrants that contain variable conversion and settlement features. Certain of these arrangements include variable conversion price mechanisms, anti-dilution protections, and repayment obligations that may exceed the stated principal amounts. As of June 30, 2026, certain of these financing arrangements remained outstanding and subject to future settlement.

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

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Liquidity Condition and Going Concern (cont.)

As of June 30, 2026, the Company had cash of RMB 5.4 million (US$ 0.8 million), accounts receivable of RMB 143.7 million (US$ 21.2 million). The Company expects to collect outstanding accounts receivable in the next twelve months. On the other hand, the Company had current liabilities of RMB 187.8 million (US$27.7 million). As of the date of issuance of the consolidated financial statements, the Company has renewed its revolving credit facility agreement with one bank pursuant to which the Company could draw down RMB 30 million for a period through October 2026. The Company could enter loan contracts under the credit facility and the Company expected it could further renew the revolving credit facility agreement upon its maturity in November 2026. Besides, Mr. Ma, who served as the founder and Chief Executive Officer of the Company until August 2026, pledged his own property with carrying value of approximately RMB 120 million for the revolving credit facility (see Note 8). Mr. Ma provided a financial support letter to the Company, pursuant to which the property is available for sale for future operating fund shortage after repayment of borrowings.

There can be no assurance that the Company future cashflows from operating activities or financing activities including borrowings and equity financing will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, alter or scale back its digital insurance brokerage services, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it may have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from the release date of annual report. However the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

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

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, accounts payable, insurance premium payables, other payables, and due to related parties. The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants and derivative liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11 and 12). The debt-host components of convertible notes were measured at amortized cost using the effective interest method, while the related embedded derivative liabilities were measured at fair value and categorized in Level 3 of the fair value hierarchy (Note 11).

Convenience Translation

Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for year ended June 30, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.7851, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026 or at any other rate.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank deposits, as well as highly liquid investments with original maturities less than three months, which are unrestricted as to withdrawal or use.

Restricted Cash

In its capacity as an insurance broker, Sunshine Insurance Brokers collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by Sunshine Insurance Brokers. In addition, the Company holds certain funds in escrow accounts under judicial or administrative orders in connection with pending legal proceedings amounting to RMB 1,182,874. The Company reports these restricted funds, including such unremitted insurance premiums and judicially frozen funds, as current restricted cash in the consolidated balance sheets.

Restricted cash, noncurrent, represents guarantee deposits maintained by the Company’s insurance brokerage subsidiary in accordance with applicable PRC insurance brokerage regulations.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business Combination

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen test to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Changes in the ownership interest that do not result in a change in control of the subsidiary that is a business are accounted for as equity transactions (i.e., no gain or loss is recognized in earnings) and are accounted for in accordance with ASC 810-10-45-22 through ASC 810-10-45-24. The carrying amount of the noncontrolling interest will be adjusted to reflect the change in the noncontrolling interest’s ownership interest in the subsidiary. Any difference between the amount by which the noncontrolling interest is adjusted and the fair value of the consideration paid or received is recognized in equity/additional paid-in capital and attributed to the equity holders of the parent in accordance with ASC 810-10-45-23.

Accounts Receivable, Net

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. Accounts receivable represented brokerage fees receivable from insurer carriers.

The Company uses the roll-rate method to measure the expected credit losses of accounts receivable. The Company assesses collectability by reviewing accounts receivable on aging schedules. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable. The estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the consolidated statements of operations and comprehensive income (loss). For the years ended June 30, 2025 and 2026, the Company provided expected credit losses of RMB 12,345,318 and RMB 3,382,480 against accounts receivable, respectively.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Long-term Investment

As of June 30, 2026, long-term investments totaled RMB 13.05 million, comprising of i) a 2.6316% equity interest in one limited partnership with a carrying amount of RMB 2.50 million, over which the Company neither has control nor significant influence through investments in ordinary shares; ii) a 40% equity interest in a limited liability company accounted for using the equity method, with a carrying amount of RMB 4.49 million; and iii) a retained 51% equity interest in Zhonglian, with a carrying amount of RMB 6.06 million, over which the Company lost control and ceased consolidation (as described in Note 1 — ‘Nature of the Organization and Business — Acquisition of Zhonglian and Deconsolidation of Zhonglian).

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

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the industry trends, and macro-economic factors. In computing realized gains and losses on equity securities, the Company calculates cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

The Company accounts for its 40% equity interest in a limited liability company using the equity method. During the year ended June 30, 2026, the Company recognized its proportionate share of the investee’s net loss of RMB 0.51 million, which reduced the initial investment cost of RMB 5.00 million to a carrying amount of RMB 4.49 million as of June 30, 2026.

As of June 30, 2026, the Company measured its retained equity interest in Zhonglian using the measurement alternative under ASC 321 and recognized an impairment loss of RMB 6.06 million due to loss of control and uncertainty regarding recovery. Except for the impairment recognized on Zhonglian, the Company did not record any impairment against other long-term investments as of June 30, 2026.

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

Intangible Assets, Net

The intangible assets were comprised of (i) capitalization of certain software development costs related to the management general underwriter services during the application development stage, and (ii) customer relationships and license arose from business combination. The Company performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The Company determines the fair value using the appropriate approach which requires management to make significant estimates and assumptions. The acquired intangible assets are recognized and measured at fair value.

License is determined to have an infinite useful life and is not subject to amortization and tested for impairment at least annually. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Useful life
Customer relationships	7.25 years
Software	5 years

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the fiscal years ended June 30, 2024, 2025 and 2026.

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

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of June 30, 2025 and 2026.

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

Revenue Recognition (cont.)

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

The Company recognizes insurance brokerage fees net of return allowances. End customers/the insured are generally entitled to return insurance policies at any time under no conditions. Significant judgement is required to estimate return allowances. The Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. During the fiscal years ended June 30, 2024, 2025 and 2026, the Company did not record return allowance because the Company historically incurred minimal returns from end customers/the insured and the Company did not expect a significant reversal in the amount of cumulative revenue.

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

The Company identifies two performance obligations in the MGU services which are comprised of i) underwriting supporting services, the revenue of which are recognized at a point when the Company completes the underwriting supporting services, and ii) claims support and risk control services, the revenue of which are recognized ratably over the terms of insurance policies, generally one year. The Company used cost plus expected margin method to estimate and allocate the transaction prices between both performance obligations.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2025 and 2026, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2025 and 2026, the Company had no deferred contract costs.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

Contract balances (cont.)

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2025 and 2026, the Company had no contract liabilities.

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

Disaggregation of revenue

For the fiscal years ended June 30, 2024, 2025 and 2026, substantially all of the Company’s revenue was generated in the PRC. The Company disaggregate revenue into two revenue streams as the following table:

	For the Years Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Insurance brokerage service fees	174,056,644	273,799,682	316,692,627
MGU service fees	10,198,113	3,463,519	3,562,492
Less: business taxes and surcharges	(585,431)	(327,171)	(344,381)
Total revenues	183,669,326	276,936,030	319,910,738

The Company disaggregates revenue by transferal of services as the following table:

	For the Years Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Services transferred over time	2,226,771	603,819	758,738
Services transferred at a point in time	182,027,986	276,659,382	319,496,381
Less: business taxes and surcharges	(585,431)	(327,171)	(344,381)
Total revenues	183,669,326	276,936,030	319,910,738

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

Income Taxes (cont.)

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

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker(“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resource allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment.

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

	For the Year Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	USD (Note 2)
Revenues	183,669,326	276,936,030	319,910,738	47,149,009
Cost of revenues	(108,908,547)	(163,366,825)	(196,017,177)	(28,889,357)
Other operating expenses	(64,653,628)	(167,107,209)	(114,676,644)	(16,901,246)
Other income (expenses), net	8,655,375	(11,092,304)	(12,313,468)	(1,814,781)
Income tax (expenses) benefits	(5,510,773)	2,610,709	196,922	29,023
Net (loss) income	13,251,753	(62,019,599)	(2,899,629)	(427,352)

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025 and 2026, RMB 6,119,295 and RMB 12,661,754 (US$ 1,866,112) were deposited in financial institutions in the PRC, and eligible deposits are insured up to RMB 500,000 in aggregate per depositor per insured bank. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers. As of June 30, 2025 and 2026, one customer accounted for 11% and 22% of accounts receivable, respectively.

For the fiscal year ended June 30, 2024, two customer accounted for 14% and 13% of revenues, respectively. For the fiscal year ended June 30, 2025, two customers accounted for 22% and 14% of revenues. For the fiscal year ended June 30, 2026, one customer accounted for 16% of revenues.

As of June 30, 2025, one vendor accounted for 13% of accounts payable. As of June 30, 2026, one vendor accounted for 40% of accounts payable.

For the fiscal year ended June 30, 2024, one vendor accounted for 11% of cost of revenues. For the fiscal year ended June 30, 2025, one vendor accounted for 22% of cost of revenues. For the fiscal year ended June 30, 2026, one vendor accounted for 15% of cost of revenues.

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

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Standards (cont.)

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Standards (cont.)

On July 30, 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. As an emerging growth company (“EGC”) under the JOBS Act, the Company intends to use the extended transition period available to non-public business entities and has not early adopted ASU 2023-09. Accordingly, the Company plans to adopt the new standard in its fiscal year beginning July 1, 2026. The Company is in the process of evaluating the impact of ASU 2023-09 on the consolidated financial statements.

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

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 — ACCOUNTS RECEIVABLE

As of June 30, 2025 and 2026, accounts receivable consisted of the following:

	June 30, 2025	June 30, 2026
	RMB	RMB
Accounts receivable	140,731,559	173,701,057
Less: Allowance for credit losses	(26,660,972)	(30,043,452)
	114,070,587	143,657,605

For the fiscal years ended June 30, 2024, 2025 and 2026, the movement of allowance against expected credit losses was as the following:

	June 30, 2024	June 30, 2025	June 30, 2026
	RMB	RMB	RMB
Opening balance	1,852,816	14,315,654	26,660,972
Adjustment of opening balance due to adoption of ASU 2016-13	8,821,129	—	—
Provision of expected credit losses	4,031,265	12,345,318	3,382,480
Writing off accounts receivable	(389,556)	—	—
Ending balance	14,315,654	26,660,972	30,043,452

4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

As of June 30, 2025 and 2026, prepaid expenses and other current assets, net consisted of the following:

	June 30, 2025	June 30, 2026
	RMB	RMB
Advance to staff	2,604,854	1,803,546
Deposits(a)	1,928,641	3,082,170
Prepaid expenses(b)	940,146	10,187,963
Value-added tax recoverable	808,479	1,250,113
Employee loan	300,000	300,000
Others	593,920	4,285,634
	7,176,040	20,909,426
Less: Allowance for credit losses	(351,955)	(351,955)
Total prepayments and other current assets, net	6,824,085	20,557,471

(a)	The balance of deposits primarily consisted of office rental deposits and deposits made with distribution channels.

(b)	The balance of prepaid expenses as of June 30, 2026 primarily consisted of a prepayment of approximately US$1.5 million for professional and consulting advisory fees paid to Tao Consultants LLC in connection with the post-balance sheet equity financing completed in July 2026 (see Note 18).

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

The movement of the expected credit loss against prepaid expenses and other receivables for the years ended June 30, 2024, 2025 and 206 is as follows:

	June 30, 2024	June 30, 2025	June 30, 2026
	RMB	RMB	RMB
Opening balance	264,888	351,955	351,955
Provision of expected credit losses	87,067	—	—
Ending balance	351,955	351,955	351,955

5 — INTANGIBLE ASSETS, NET

As of June 30, 2025 and 2026, intangible assets, net consisted of the following:

	June 30, 2025	June 30, 2026
	RMB	RMB
Software	6,167,067	6,167,067
Less: accumulated amortization	(4,627,630)	(5,167,764)
	1,539,437	999,303

For the fiscal years ended June 30, 2024, 2025 and 2026, amortization expenses were RMB 1,064,363, RMB 1,041,609 and RMB 540,134 (US$ 79,606), respectively.

The following is a schedule, by years, of amortization of intangible assets as of June 30, 2026:

June 30, 2026
RMB
For the year ending June 30, 2027	540,134
For the year ending June 30, 2028	312,995
For the year ending June 30, 2029	146,174
999,303

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 — LEASES

As of June 30, 2025 and 2026, Zhibao China Group leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 12 months and 60 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	June 30, 2025	June 30, 2026
	RMB	RMB
Right of use assets	3,976,798	2,543,807

Operating lease liabilities, current	2,078,397	1,801,628
Operating lease liabilities, noncurrent	1,934,528	434,587
Total operating lease liabilities	4,012,925	2,236,215

Other information about the Company’s leases is as follows:

	June 30, 2024	June 30, 2025	June 30, 2026
	RMB	RMB	RMB
Operating cash flows used in operating leases	1,999,242	2,175,762	2,316,582
Weighted average remaining lease term (years)	1.67	1.99	0.83
Weighted average discount rate	4.55%	3.86%	2.95%

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 — LEASES (cont.)

Operating lease expenses were RMB 2,335,152, RMB 2,353,117 and RMB 2,146,370 (US$ 316,336) respectively, for the fiscal years ended June 30, 2024, 2025 and 2026, among which RMB 235,815, RMB 255,335 and RMB 269,444 (US$ 39,711) were incurred for short-term lease arrangements for the fiscal years ended June 30, 2024, 2025 and 2026, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2026

June 30, 2026
RMB
For the year ending June 30, 2027	1,845,276
For the year ending June 30, 2028	437,142
For the year ending June 30, 2029	—
For the year ending June 30, 2030	—
For the year ending June 30, 2031	—
Total lease payments	2,282,418
Less: imputed interest	(46,203)
Present value of lease liabilities	2,236,215

7 — DEPOSIT OF LONG-TERM INVESTMENTS

Deposit of long-term investments represented cash consideration advanced to the shareholders of certain equity investees. As of June 30, 2025 and 2026, deposit of long-term investments consisted of the following:

	June 30, 2025	June 30, 2026
	RMB	RMB
Deposit of investment in Zhonglian Jinan Insurance Brokers Co., Ltd. (“Zhonglian”) – deposit related to an acquisition in progress (a)	6,700,000	—
Deposit for non-controlling interests in other investees (b)	5,775,000	5,775,000
	12,475,000	5,775,000

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

On September 30, 2025, the Acquisition was completed, and the deposits previously paid were applied toward the purchase consideration. Accordingly, Zhonglian became subsidiaries of the Company and its financial results were consolidated into the Company’s consolidated financial statements from the acquisition date.

(b)	As of June 30, 2026, Zhibao China had outstanding deposits aggregating RMB 5,775,000, which were paid prior to the year ended June 30, 2025 to three investees over which the Company had neither control nor significant influence and remained outstanding. Upon closing of the investment, the Company would elect to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 — SHORT-TERM BANK BORROWINGS

As of June 30, 2025 and 2026, short-term bank borrowings consisted of the following:

	June 30, 2025	June 30, 2026
	RMB	RMB
China Merchant Bank (“CMB”)(a)	20,000,000	20,000,000
China Construction Bank (“CCB”)(b)	1,800,000	1,510,367
China CITIC bank (“CNCB”)(c)	—	4,000,000
Bank of Nanjing (“NJBK”)(d)	—	10,000,000
	21,800,000	35,510,367

(a)	In October 2020, Zhibao China Group entered into an extended three-year bank credit facility with CMB under which Zhibao China Group can draw-down up to RMB 30,000,000 by October 14, 2023. In October 2023, Zhibao China Group entered into an extended three-year bank credit facility with CMB under which Zhibao China Group can draw-down up to RMB 25,000,000 by October 2026. The credit facility was collateralized by properties owned by Mr. Botao Ma, who served as the founder and Chief Executive Officer of the Company until August 2026. In addition, the credit facility was also mutually guaranteed by Mr. Botao Ma and Ms Xiaohong Huang, the wife of Mr. Botao Ma. The borrowings bore interest rate of 2.40% and 3.10% per annum. The term for each borrowing is one year.

For the years ended June 30, 2024, 2025 and 2026, Zhibao China Group drew down RMB 20,000,000, RMB 40,000,000 and RMB 32,000,000 (US$ 4,716,216) from CMB, and repaid RMB 25,000,000, RMB 40,000,000 and RMB 32,000,000 (US$4,716,216), respectively.

(b)	Zhibao China Group borrowed loans of RMB 1,900,000 from CCB in November 2022. The borrowing bore interest rate of 3.85% per annum. For the years ended June 30, 2024, 2025 and 2026, the Company repaid borrowings of RMB 85,763, 14,237 and 289,633 respectively.

(c)	Zhibao China Group borrowed loans of RMB 4,000,000 from CNCB in August 2025. The borrowing bore interest rate of 2.90% per annum.

(d)	Zhibao China Group borrowed loans of RMB 10,000,000 from NJBK in September 2025. The borrowing bore interest rate of 3.20% per annum.

Interest expenses were RMB 978,468 and RMB 920,330 for short-term borrowings for the fiscal years ended June 30, 2025 and 2026. The weighted average interest rates of bank borrowings were 2.89% and 2.83% per annum as of June 30, 2025 and 2026, respectively.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9 — ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2025 and 2026, accrued expenses and other liabilities consisted of the following:

	June 30, 2025	June 30, 2026
	RMB	RMB
VAT and other taxes payable	2,446,880	7,493,415
Accrued payroll and welfare	2,864,484	5,199,691
Due to insurance carriers	1,413,757	6,802,069
Deposits payable	1,125,778	903,778
Other payables to suppliers (1)	4,198,887	6,090,955
	12,049,786	26,489,908

(1)	Other payable mainly includes payable to suppliers for promotion service, daily operation and other service.

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

L1 Convertible Notes

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

On December 11, 2024, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the third closing of the First Tranche (the “Third Closing of the First Tranche”). The Company received $900,000 (net of original issue discount of 10%) on December 12, 2024, in the Third Closing of First Tranche, excluding expenses and commissions, and issued to the Investor Purchase Warrants to purchase up to 160,020 shares at an initial exercise price of $3.25 per share, subject to certain adjustments.

On February 14, 2025, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the first closing of the Second Tranche (the “First Closing of the Second Tranche”). The Company received $630,000 (net of original issue discount of 10%) on February 20, 2025 in the First Closing of the Second Tranche, excluding expenses and commissions, and issued to the Investor Purchase Warrants to purchase up to 202,459 shares at an initial exercise price of $1.70 per share, subject to certain adjustments.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

L1 Convertible Notes (cont.)

On July 22, 2025, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the second closing of the Second Tranche (the “Second Closing of the Second Tranche”). The Company received $270,000 (net of original issue discount of 10%) on July 22, 2025 in the Second Closing of Second Tranche, excluding expenses and commissions, and issued to the Investor a warrant to purchase up to 123,002 Class A ordinary shares at an initial exercise price of $1.18 per share, subject to certain adjustments.

For the years ended June 30, 2025 and 2026, the Company received proceeds, net of original issue discounts and before expenses and commissions, of $2,880,000 and $270,000 from the L1 Financing and incurred expenses and commissions of $437,509 and $56,538, respectively.

The L1 Notes were issued with approximately twelve-month contractual terms. No stated interest accrues on the L1 Notes prior to an Event of Default. The key terms of the L1 Notes are as follows:

Conversion

The holder of the L1 Notes has the right, at such holder’s sole discretion, to convert all or any portion of the L1 Notes into Class A ordinary shares at the applicable conversion price. The conversion prices disclosed for the respective L1 closings were as follows:

Initial Conversion Price
US$
First Closing of First Tranche	4.71
Second Closing of First Tranche	4.66
Third Closing of First Tranche	3.06
First Closing of Second Tranche	1.70
Second Closing of Second Tranche	1.18

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

L1 Convertible Notes (cont.)

Conversion (cont.)

Effective upon the applicable subsequent L1 closings, the fixed conversion price is subject to downward adjustment based on 120% of the average three-day volume-weighted average price (“VWAP”) immediately preceding the applicable closing, in accordance with the L1 Notes. As a result of this adjustment mechanism upon the Second Closing of Second Tranche, the conversion price was adjusted to $1.18 as of December 31, 2025.

The L1 Notes contain floor-price provisions, initially $0.7616 for the First Tranche L1 Note and $0.2820 for the Second Tranche L1 Note, subject to the applicable adjustments. Where an applicable conversion price is below the applicable floor price, shares are issued using the floor price and the Company is required to pay the related economic difference in cash in accordance with the L1 Notes. Conversion prices are also subject to adjustments for share splits, dividends, reclassifications and certain dilutive issuances.

Acceleration

Upon two trading days’ notice to the Company, the L1 Investor is entitled to accelerate or defer monthly payments, in whole or in part, subject to the limits in the applicable L1 Notes. The original limit was five monthly payments; the February 2025 letter agreement increased the limit to six for the Second Tranche L1 Note and provided for specified trading-volume-based accelerations outside that limit. Accelerated payments are settled in Class A ordinary shares, subject to the applicable contractual limitations. Additional accelerations or deferrals are permitted by mutual agreement.

Repayment

Monthly principal payments commence on the earlier of the 60-day anniversary of the applicable original issuance date and effectiveness of the applicable resale registration statement. Cash monthly payments are calculated using 105% of the principal allocated to the applicable installment. Subject to the conditions in the L1 Notes, the Company has the right to settle an installment in Class A ordinary shares using 100% of the principal allocated to that installment and a price equal to the lesser of the fixed conversion price then in effect and 93.5% of the average of the four lowest daily VWAPs during the preceding 15 trading days, subject to the applicable floor-price provisions.

The L1 Notes also provide for additional make-whole shares or, where applicable, cash adjustments if the subsequent measurement price is below the price used for the relevant share-settled monthly payment, in accordance with the L1 Notes.

During the year ended June 30, 2026, the Company settled the outstanding L1 Notes, including the additional principal funded at the Second Closing of Second Tranche, through cash repayments and the issuance of Class A ordinary shares. The principal settled during the year was approximately $790,000. The Company issued an aggregate of 211,276 Class A ordinary shares in connection with these settlements, including 26,372 make-whole shares, and paid aggregate cash consideration of $474,544 to the L1 Investor. As of June 30, 2026, all L1 Notes had been fully settled and no principal remained outstanding. Settlement of the L1 Notes did not extinguish the separately outstanding L1 Purchase Warrants and L1 Waiver Warrants described in Note 12.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

3i Convertible Notes

On April 8, 2026, the Company entered into a securities purchase agreement (the “3i Securities Purchase Agreement”) with 3i, LP (“3i”), pursuant to which the Company agreed to issue and sell senior secured convertible notes in an aggregate original principal amount of up to $6,666,667 for an aggregate purchase price of up to $6,000,000, reflecting a 10% original issue discount (the “3i Financing”). The senior secured convertible notes issued pursuant to the 3i Securities Purchase Agreement are collectively referred to as the “3i Notes.”

On April 10, 2026, the Company issued the first 3i Note with an original principal amount of $3,333,333 for a purchase price of $3,000,000 (the “First 3i Note”). In connection with this issuance, the Company incurred approximately $330,000 of issuance costs, including a placement agent fee of $225,000 payable to R.F. Lafferty & Co., Inc. (“Lafferty”) and approximately $105,000 of other issuance costs.

On June 5, 2026, the Company issued the second 3i Note with an original principal amount of $555,556 for a purchase price of $500,000 (the “Second 3i Note”). In connection with this issuance, the Company incurred a placement agent fee of $37,500 payable to Lafferty.

During the year ended June 30, 2026, the Company received $3,500,000 from the 3i Financing, after original issue discounts and before issuance costs, and incurred issuance costs of approximately $367,500, including aggregate placement agent fees of $262,500. As of June 30, 2026, the remaining financing contemplated an additional original principal amount of up to $2,777,778 for a purchase price of up to $2,500,000, subject to the applicable funding conditions. No 3i Note other than the First 3i Note and the Second 3i Note had been issued at that date.

The First 3i Note and the Second 3i Note have twelve-month contractual terms and bear interest at 7% per annum. Contractual interest is guaranteed through their respective maturity dates, including upon earlier conversion or redemption. The key terms of these 3i Notes are as follows:

Conversion

The 3i Notes are convertible, in whole or in part, at the option of 3i on or after their respective issuance dates into the Company’s Class A ordinary shares. The initial conversion prices were as follows, subject to contractual adjustments:

Initial Conversion Price
US$
Initial Conversion Price US$
First 3i Note	0.87
Second 3i Note	0.63

The conversion prices in the table above are rounded to two decimal places. Conversion shares are determined by dividing the applicable Conversion Amount by the applicable conversion price. The Conversion Amount includes principal, accrued and unpaid interest, the applicable Make-Whole Amount and late charges, if any. The Make-Whole Amount compensates 3i for additional contractual interest through maturity without duplicating accrued interest.

Installment conversions use the lower of the conversion price then in effect and 92% of the lowest VWAP during the preceding ten trading days. At June 30, 2026, the applicable floor price was $0.30 per share. Conversions below that floor give rise to cash true-up obligations under the applicable 3i Note.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

3i Convertible Notes (cont.)

Acceleration

Between consecutive installment dates, 3i is entitled to accelerate additional installment amounts up to an aggregate limit of four installment payments, unless otherwise agreed with the Company. Accelerated amounts are converted at the acceleration conversion price prescribed by the applicable 3i Note.

Repayment

Installments commence on the earlier of effectiveness of the applicable registration statement and 60 days after issuance and continue monthly in accordance with the applicable 3i Note. Subject to the equity conditions, installments are settled in Class A ordinary shares; the Company also has the contractual right to elect cash settlement.

Before maturity, the scheduled principal component of an installment is generally the lesser of 10% of original principal and outstanding principal, adjusted for accelerations or deferrals, together with applicable interest, Make-Whole Amount and other charges. Cash installment redemptions are payable at 105% of the applicable Installment Redemption Amount. Remaining amounts are payable at maturity in accordance with the applicable 3i Note.

During the year ended June 30, 2026, the Company issued 128,022 Class A ordinary shares upon conversion of an aggregate Conversion Amount of approximately $68,889 under the Second 3i Note on June 17, 2026. No conversion or cash redemption of the First 3i Note was recorded during the year. As of June 30, 2026, the outstanding principal amounts of the First 3i Note and the Second 3i Note were approximately $3,333,333 and $491,173, respectively, totaling approximately $3,824,506.

Conversions, amendments and redemptions subsequent to June 30, 2026

Between July 9 and August 20, 2026, the Company issued an aggregate of 11,888,888 Class A ordinary shares upon conversion of Conversion Amounts totaling approximately $3,404,884 under the First 3i Note. Related cash true-up amounts totaled approximately $333,171.

Accounting for the Convertible Notes (cont.)

The Company classified the L1 Notes and the 3i Notes as liabilities under ASC 470 because the instruments are debt in legal form. The Company determined that their embedded conversion features require separate accounting as derivative liabilities under ASC 815. The fair values of those conversion features were estimated using a binomial tree model.

The Company initially recognized each debt host at its residual amount after allocating the applicable proceeds to the related embedded derivative liability and, for the L1 Financing where applicable, warrant liabilities. The initial debt-host amounts allocated to the L1 Notes at the five respective closings were $370,328, $420,000, $633,000, $428,150 and $172,800. The initial debt-host carrying amounts of the First 3i Note and the Second 3i Note, after applicable issuance costs, were approximately $1,758,431 and $357,109, respectively.

Debt discounts and applicable issuance costs are accreted using the effective interest method. Contractual interest on the 3i Notes is recognized in accordance with the applicable contractual terms without duplicating amounts included in effective interest expense. For the year ended June 30, 2026, interest expense related to the L1 Notes and the 3i Notes was $ 246,851 and $181,320, respectively, totaling $ 428,171.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

3i Convertible Notes (cont.)

Accounting for the Convertible Notes

On settlements accounted for as extinguishments, the Company derecognizes the applicable debt-host carrying amount, the related derivative liability at its settlement-date fair value and any separately recorded accrued interest that is settled. The difference between the liabilities derecognized and the fair value of shares issued and cash consideration paid is recognized as gain or loss on settlement. For the year ended June 30, 2026, the Company recognized a loss on settlement of the L1 Notes of $4,589 and a gain on settlement of the 3i Notes of $25,141, resulting in a net gain on settlement of debt of $20,552.

The embedded conversion features are subsequently measured at fair value, with changes recognized in the consolidated statements of operations and comprehensive loss. For the year ended June 30, 2026, the Company recognized gains from changes in the fair value of embedded derivative liabilities of approximately $8,838 related to the L1 Notes and $622,789 related to the 3i Notes, totaling approximately $631,627.

As of June 30, 2026, no L1 Note debt host or related embedded conversion-option liability remained outstanding. The carrying amounts of the outstanding 3i Notes were as follows:

Fair Value Measurements

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s derivate liabilities at their measurement dates:

Issuance Date	First Closing of First Tranche On September 24, 2024	Second Closing of First Tranche On October 7, 2024	Third Closing of First Tranche On December 12, 2024	First Closing of Second Tranche On February 20, 2025	Second Closing of Second Tranche On July 22, 2025
Risk-free rate	3.86%~4.02%	4.28%~4.41%	4.34%~4.35%	4.29%~4.33%	4.17%~4.23%
Estimated volatility rate	37.57%~42.09%	38.86%~45.27%	38.52%~43.00%	31.36%~38.94%	25.77%~37.76%
Dividend yield	0%	0%	0%	0%	0%
Bond yield	8.32%	8.62%	8.66%	8.69%	8.40%

Extinguishment date or Balance sheet date	First Closing of First Tranche On November 22, 2024	First Closing of First Tranche On December 6, 2024	Second Closing of First Tranche On December 6, 2024	Second Closing of First Tranche On December 23, 2024	Second Closing of First Tranche On January 23, 2025	Second Closing of First Tranche On February 24, 2025

Risk-free rate	4.53%	4.32%~4.42%	4.41%	4.39%~4.41%	4.28%	4.29%
Estimated volatility rate	37.60%	38.04%~43.99%	39.17%~48.45%	44.96%~49.86%	34.85%~37.20%	34.51%~35.04%
Dividend yield	0%	0%	0%	0%	0%	0%
Bond yield	8.32%	8.64%	8.64%	8.81%	8.70%	8.62%

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

Fair Value Measurements (cont.)

Extinguishment date or Balance sheet date	Third Closing of First Tranche On February 24, 2025	Third Closing of First Tranche On April 1, 2025	Third Closing of First Tranche On April 23, 2025	Third Closing of First Tranche On May 23, 2025	Third Closing of First Tranche On June 23, 2025
Risk-free rate	4.26%~4.29%	4.15%~4.24%	4.08%~4.10%	4.10~4.29%	4.25%
Estimated volatility rate	30.21%~40.01%	21.78%~36.67%	35.13%~40.10%	38.65%~42.77%	38.52%
Dividend yield	0%	0%	0%	0%	0%
Bond yield	8.62%	8.49%	8.63%	8.65%	8.51%

Extinguishment date or Balance sheet date	First Closing of Second Tranche On April 15, 2025	First Closing of Second Tranche On June 3, 2025	First Closing of Second Tranche On June 16, 2025	First Closing of Second Tranche On June 30, 2025	First and Second Closing of Second Tranche On July 16, 2025
Risk-free rate	4.02%~4.11%	4.17%~4.23%	4.20%~4.26%	4.04%~4.09%	4.10%~4.13%
Estimated volatility rate	28.96%~40.19%	28.62%~44.44%	30.60%~40.75%	28.25%~39.62%	25.01%~37.62%
Dividend yield	0%	0%	0%	0%	0%
Bond yield	8.63%	8.62%	8.59%	8.38%	8.47%

Extinguishment date or Balance sheet date	First and Second Closing of Second Tranche On July 22, 2025	First and Second Closing of Second Tranche On August 15, 2025	First and Second Closing of Second Tranche On September 25, 2025	First and Second Closing of Second Tranche On October 20, 2025	First and Second Closing of Second Tranche On November 17, 2025
Risk-free rate	4.08%~4.14%	3.97%~4.00%	3.81~3.82%	3.63%~3.64%	3.75%
Estimated volatility rate	25.77%~37.76%	42.82%~57.12%	29.23%~45.33%	35.54%~47.36%	41.99%~55.41%
Dividend yield	0%	0%	0%	0%	0%
Bond yield	8.40%	8.19%	8.08%	7.90%	8.04%

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

Fair Value Measurements (cont.)

Extinguishment date or Balance sheet date	First and Second Closing of Second Tranche On December 17, 2025	First and Second Closing of Second Tranche On December 31, 2025	First and Second Closing of Second Tranche On January 15, 2026
Risk-free rate	3.60%	3.60%	3.87%
Estimated volatility rate	49.41%~54.78%	44.79%~46.90%	40.07%
Dividend yield	0%	0%	0%
Bond yield	7.92%	7.87%	8.24%

Issuance Date	First Closing of 3I On April 10, 2026	Second Closing of 3I On June 5, 2026
Risk-free rate	3.70~3.73%	3.81%~3.90%
Estimated volatility rate	48.07~57.33%	42.37%~52.73%
Dividend yield	0%	0%
Bond yield	8.96%	9.16%

Extinguishment date or Balance sheet date	Second Closing of 3I On June 10, 2026	Second Closing of 3I On June 17, 2026	Second Closing of 3I On June 30, 2026	First Closing of 3I On June 30, 2026
Risk-free rate	3.79 ~3.88%	3.88~3.98%	3.87~3.97%	3.87~3.94%
Estimated volatility rate	43.57%~51.49%	42.20%~51.16%	43.22%~51.81%	43.29%~51.04%
Dividend yield	0%	0%	0%	0%
Bond yield	9.15%	9.19%	9.32%	9.32%

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

The exercise price for each Purchase Warrants were as the following:

Exercise Price
US$
First Closing of First Tranche	4.71
Second Closing of First Tranche	4.47
Third Closing of First Tranche	3.25
First Closing of Second Tranche	1.70
Second Closing of Second Tranche	1.18

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

The fair value of Purchase Warrant and Waiver Warrants was estimated using Black-Scholes model. The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

Issuance Date	First Closing of First Tranche On September 24, 2024	Second Closing of First Tranche On October 7, 2024	Third Closing of First Tranche On December 12, 2024	First Closing of Second Tranche On February 20, 2025	Waiver Warrants On June 22, 2025
Risk-free rate	3.62%	4.00%	4.37%	4.50%	3.99%
Estimated volatility rate	43.79%	43.88%	44.39%	40.58%	38.11%
Dividend yield	0%	0%	0%	0%	0%
Spot price of underling ordinary share	3.87	3.86	2.53	1.28	0.98
Exercise price	4.71	4.47	3.25	1.70	1.70
Fair value of Purchase Warrant in USD	106,000	120,000	149,000	85,200	76,500

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 — WARRANT LIABILITIES (cont.)

Balance Sheet Date	First Closing of First Tranche On June 30, 2025	Second Closing of First Tranche On June 30, 2025	Third Closing of First Tranche On June 30, 2025	First Closing of Second Tranche On June 30, 2025	Waiver Warrants On June 30, 2025
Risk-free rate	3.87%	3.87%	3.89%	3.83%	3.82%
Estimated volatility rate	37.58%	37.52%	38.23%	37.81%	38.18%
Dividend yield	0%	0%	0%	0%	0%
Spot price of underling ordinary share	1.01	1.01	1.01	1.01	1.01
Exercise price	1.70	1.70	1.70	1.70	1.70
Fair value of Purchase Warrant in USD	38,800	39,500	62,400	42,300	81,200

Balance Sheet Date	First Closing of First Tranche On June 30, 2026	Second Closing of First Tranche On June 30, 2026	Third Closing of First Tranche On June 30, 2026	First Closing of Second Tranche On June 30, 2026	Second Closing of Second Tranche On June 30, 2026	Waiver Warrants On June 30, 2026
Risk-free rate	4.15%	4.15%	4.15%	4.15%	4.16%	4.17%
Estimated volatility rate	39.82%	39.76%	40.21%	40.19%	40.59%	41.04%
Dividend yield	0%	0%	0%	0%	0%	0%
Spot price of underling ordinary share	0.41	0.41	0.41	0.41	0.41	0.41
Exercise price	1.18	1.18	1.18	1.18	1.18	1.18
Fair value of Purchase Warrant in USD	6,134	6,282	10,805	14,124	8,171	4,433

13 — EQUITY

Ordinary shares

The Company’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share, consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each.

As of June 30, 2025, the Company had 16,105,132 Class A ordinary shares issued and outstanding and 16,816,692 Class B ordinary shares issued and outstanding, respectively.

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

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 — EQUITY (cont.)

Ordinary shares (cont.)

On July 24, 2025, the Company issued 2,800 Class A ordinary shares to Hudson Global Ventures, LLC (“Hudson”) as initial commitment shares pursuant to the equity purchase agreement entered into with Hudson on June 22, 2025 (the “Hudson EPA”)

On September 27, 2025, the Company issued an aggregate of 3,077 Class A ordinary shares to three entities designated by Delin Maiding (Beijing) Consulting Co., Ltd. as compensation for consulting services.

On October 7, 2025, the Company issued 1,061 Class A ordinary shares to L1 Capital Global Opportunities Master Fund (“L1”) in settlement of amounts due under the L1 convertible notes.

On February 11, 2026, the Company issued 2,000 Class A ordinary shares to Hudson pursuant to the Hudson EPA.

On March 4, 2026, the Company issued 2,637 Class A ordinary shares to L1 in settlement of amounts due under the L1 convertible notes.

On March 12, 2026, the Company issued 10,000 Class A ordinary shares to Hudson pursuant to the Hudson EPA.

On March 13, 2026, the Company issued 695 Class A ordinary shares to Skyline Corporate Communications Group, LLC as compensation for investor relations services.

On March 16, 2026, the Company issued 527 Class A ordinary shares to L1 in settlement of amounts due under the L1 convertible notes.

On June 12, 2026, the Company issued 20,000 Class A ordinary shares to 3i, LP (“3i”) as pre-delivery shares in connection with the senior secured convertible notes issued to 3i. These pre-delivery shares are applied, on a share-for-share basis and to the extent available, against Class A ordinary shares otherwise required to be delivered to 3i upon conversion of the notes or otherwise. Any unused pre-delivery shares held by 3i when all notes issued pursuant to the relevant securities purchase agreement are no longer outstanding are required to be returned to the Company for cancellation.

On June 30, 2026, the Company issued 900 Class A ordinary shares to an independent director as compensation for services.

During the year ended June 30, 2026, the Company issued an aggregated 4,226 Class A ordinary shares to holders of convertible notes (Note 11) to settle the principal of RMB 1,026,088 (US$151,227), in addition, the Company issued 20,000 Class A ordinary shares to reserve for the 3i convertible notes.

On September 29, 2026, the Company’s shareholders approved an increase in the Company’s authorized share capital from US$50,000, divided into 500,000,000 ordinary shares with a par value of US$0.0001 each, comprising 450,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares, to US$200,000, divided into 2,000,000,000 ordinary shares with a par value of US$0.0001 each, comprising 1,950,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares.

In October, 2026, the Company effected a one-for-fifty (1-for-50) reverse share split (the “Reverse Share Split”), pursuant to which every 50 issued and outstanding Class A ordinary shares were consolidated into one Class A ordinary share. As a result, the par value of each Class A ordinary share increased from US$0.0001 to US$0.005. Following the Reverse Share Split, the Company’s authorized share capital was adjusted to US$200,000, divided into 40,000,000 ordinary shares with a par value of US$0.005 each, comprising 39,000,000 Class A ordinary shares and 1,000,000 Class B ordinary shares.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 — EQUITY (cont.)

Ordinary shares (cont.)

The Company has retrospectively adjusted the number of ordinary shares and related per-share amounts presented for all periods to reflect the Reverse Share Split, including the computation of earnings per share, in accordance with ASC 260, Earnings Per Share. Although the Reverse Share Split applied to Class A ordinary shares, all Class B ordinary shares outstanding as of June 30, 2025 and June 30, 2026 were converted into Class A ordinary shares on July 31, 2026, before the Reverse Share Split became effective. Accordingly, the shares resulting from that conversion were subject to the Reverse Share Split, and the historical Class B ordinary share counts have also been retrospectively adjusted for presentation purposes. The Reverse Share Split did not affect the Company’s total shareholders’ equity or results of operations.

As a result of the issuances described above and the retrospective adjustment for the Reverse Share Split, the Company had 322,103 and 365,800 Class A ordinary shares issued and outstanding as of June 30, 2025 and 2026, respectively. The retrospectively adjusted number of Class B ordinary shares as of each of those dates was 336,334.

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

Warrants (cont.)

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

As of June 30, 2025 and 2026, the Company’s PRC subsidiaries did not set aside statutory reserves. As of June 30, 2026, the Company had restricted net assets of approximately RMB 95 million.

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

(Loss) Income before income tax expense is attributable to the following geographic locations:

	For the Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
PRC	10,537,631	(50,677,236)	7,711,809
Non-PRC	8,224,895	(13,953,072)	(10,808,360)
Total (loss) income before income tax expense	18,762,526	(64,630,308)	(3,096,551)

The income tax provision consists of the following components:

	For the Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Current income tax (expenses)	(14,237)	(15,853)	196,922
Deferred income tax (expenses) benefits	(5,496,536)	2,626,562	—
Total income tax (expenses) benefits	(5,510,773)	2,610,709	196,922

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX (cont.)

PRC (cont.)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
(Loss) income before income tax	18,762,526	(64,630,308)	(3,096,551)
PRC statutory income tax rate	25%	25%	25%
Computed income tax benefits (expenses) with PRC statutory income tax rate (25%)	(4,690,630)	16,157,575	774,137
Effect of different tax rates in other jurisdictions	(207,099	(3,465,770)	(1,006,698)
Effect of additional deduction of qualified R&D expenditures	—	662,285	—
Effect of entertainment expense	(475,202)	(230,952)	(159,298)
Effect of gain from extinguishment of liability	2,249,085	—	—
Effect of non-deductible expenses	—	(32,556)	(4,139)
Effect of share-based compensation	—	—	—
Effect of changes in valuation allowance	(2,386,927)	(10,852,592)	1,572,254
Effect of expired NOL	—	(391,455)	(979,334)
Effect of true-up on NOL	—	764,174	—
Total income tax (expenses) benefits	(5,510,773)	2,610,709	196,922

The significant components of deferred taxes were as follows:

	As of June 30, 2025	As of June 30, 2026
	RMB	RMB
Deferred tax assets
Net operating loss carrying forwards	15,316,222	14,304,646
Allowance against doubtful accounts	6,898,153	8,470,407
Operating lease liabilities	5,060,696	4,616,518
Total deferred tax assets	27,275,071	27,391,571
Less: Valuation allowance	(21,218,644)	(18,597,672)
Total deferred tax assets, net of valuation allowance	6,056,427	8,793,899
Net off against deferred tax liabilities	(6,056,427)	(8,793,899)
Total Deferred tax assets, net	—	—

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX (cont.)

PRC (cont.)

	As of June 30, 2025	As of June 30, 2026
	RMB	RMB
Deferred tax liabilities
Operating lease right of use assets	4,991,631	4,633,383
Timing difference - revenue recognized prior to issuance of PRC VAT invoices	1,064,796	4,160,516
Total deferred tax liabilities	6,056,427	8,793,899
Net off against deferred tax assets	(6,056,427)	(8,793,899)
Deferred tax liabilities, net	—	—

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

Total net operating losses carryforwards of the Company’s subsidiaries in mainland China is RMB 61,212,089 and RMB 43,199,192 as of June 30, 2025 and 2026, respectively. As of June 30, 2026, net operating loss carryforwards from PRC will expire in calendar years 2027 through 2031, if not utilized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Company’s history of losses and the uncertainty of future profitability, and concluded that it is more likely than not that the Company will not generate future taxable income to utilize the deferred tax assets prior to the expiration of the majority of net operating losses. Accordingly, as of June 30, 2025 and 2026, a valuation allowance of RMB 21,218,644 and RMB 18,597,672, respectively, was provided against deferred tax assets.

Unrecognized tax benefits

As of June 30, 2025 and 2026, the Company had unrecognized tax benefits of RMB 1,026,964 and RMB 1,026,964, both of which were deducted against the deferred tax assets on tax losses carry forward. As a full valuation allowance has been recorded against the related deferred tax asset, the recognition of these unrecognized tax benefits would affect the Company’s effective tax rate. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

The Company recognizes interest and penalties, where applicable, as a component of income tax expense.

As of June 30, 2025, and 2026, the Company did not accrue interest related to unrecognized tax benefits. For the year ended June 30, 2025 and 2026, the Company did not reverse any interest related to unrecognized tax benefits. The Company did not record any penalties related to unrecognized tax benefits.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX (cont.)

Unrecognized tax benefits (cont.)

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

15 — (LOSS) EARNINGS PER SHARE

Pursuant to ASC 260, Earnings Per Share, the Company has retrospectively adjusted the weighted-average number of ordinary shares outstanding and the related per-share amounts for all periods presented to reflect the one-for-fifty (1-for-50) reverse share split effected in October, 2026. The retrospective adjustment also reflects the conversion of all outstanding Class B ordinary shares into Class A ordinary shares on a one-for-one basis on July 31, 2026, prior to the Reverse Share Split.

The following table sets forth the computation of basic and diluted (loss) earnings per share for the fiscal years ended June 30, 2024, 2025 and 2026:

	For the Year Ended June 30
	2024	2025	2026	2026
	RMB	RMB	RMB	USD (Note 2)
Net (Loss) Income	13,251,753	(62,019,599)	(2,655,549)	(391,380)

Weighted average number of ordinary share outstanding
Basic	607,356	639,728	670,247	670,247
Diluted	607,356	639,728	670,247	670,247
(Loss) earnings per share
Basic	21.82	(96.95)	(3.96)	(0.58)
Diluted	21.82	(96.95)	(3.96)	(0.58)

Pursuant to ASC 260, Earnings Per Share, the Company has retroactively restated all shares and per share data for all periods presented. For the year ended June 30, 2025 and 2026, the Company incurred net losses. Accordingly, all potentially dilutive securities were anti-dilutive and were excluded from the calculation of diluted (loss) earnings per share. The weighted-average number of potentially anti-dilutive shares excluded from calculation of dilutive earnings per share are as follows:

	For the Year Ended June 30,
	2024	2025	2026
IPO warrants	1,500	1,500	1,500
Over-allotment warrants	24	24	24
Convertible notes (Note 11)	—	11,296	22,120
Total	1,524	12,820	23,644

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

Legal proceedings

On June 3, 2024, Zhibao China filed a lawsuit at the Shenzhen Futian District People’s Court against Taiping Insurance in connection with a breach of contract pursuant to the Third-Party Management Service Cooperation Agreements. In this lawsuit, Zhibao China requested Taiping Insurance to repay management service fees of RMB 11,053,754.69, together with a penalty of approximately RMB 99,740, as well as case acceptance fees and litigation preservation fees.On November 10, 2025, the Shenzhen Futian District People’s Court rendered its first-instance judgment ordering Taiping Insurance to pay Zhibao China management service fees of RMB 11,053,754.69 and overdue interest within ten days of the judgment’s effective date. Such interest is to be calculated (i) on RMB 7,683,325.10 from February 2, 2024 and (ii) on RMB 3,370,429.59 from August 14, 2024, in each case at the one-year Loan Prime Rate published by the National Interbank Funding Center until the date of actual payment.In April 2026, Taiping Insurance filed an appeal at the Shenzhen Intermediate People’s Court. As of the date of this annual report, the case is still pending.

On September 19, 2025, Ant Insurance Agency Co., Ltd. (“Ant Insurance”) filed a lawsuit at Hangzhou Xihu District People’s Court against Sunshine Insurance Brokers (Shanghai) Co., Ltd. (“Sunshine Insurance Brokers”) and Zhibao Technology Limited (“Zhibao China”), in connection with a contract dispute. In this lawsuit, Ant Insurance requested Sunshine Insurance Brokers to pay outstanding insurance agency fees of RMB 214,069, default damages of RMB 139,183 (calculated up to September 10, 2025, and continuing until full settlement at an annualized rate of 24%), and legal insurance fee/preservation fee of RMB 20,800, for a total claim amount of approximately RMB 374,052. Ant Insurance requested Zhibao Technology to bear joint liability for the aforementioned obligations of Sunshine Insurance Brokers. On September 10, 2026, the court rendered a judgment requiring Sunshine Insurance Brokers to pay agency fees of RMB 63,471. The Company decided not to appeal and accepted the first-instance judgment. Accordingly, the Company accrued a provision for loss contingencies of RMB 63,471 as of June 30, 2026.

On January 26, 2026, Lianren Healthcare Big Data Technology Co., Ltd. (“Lianren Healthcare”) filed a lawsuit at Shanghai Pudong New Area People’s Court against Sunshine Insurance Brokers, in connection with a contract dispute. In this lawsuit, Lianren Healthcare requested Sunshine Insurance Brokers to pay outstanding service fees of RMB 2,024,765, together with default damages for late payment of RMB 187,251 (calculated at 0.01% per day from July 22, 2023 to January 31, 2026). As of the date of this annual report, the case is still pending.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 — COMMITMENTS AND CONTINGENCIES (cont.)

Legal proceedings (cont.)

In May 2026, E.F. Hutton& Co. LLC filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York, alleging breach of contract and seeking damages exceeding $800,000, exclusive of attorneys’ fees, interest, and costs. The Company denies the allegations and intends to defend itself vigorously in court. As of the date of this annual report, the case is still pending.

Except for the provision of RMB 63,471 accrued for the Ant Insurance lawsuit, as the other legal proceedings described above were still pending as of June 30, 2026, and the ultimate outcomes as well as the loss amounts cannot be reasonably estimated, no other provision for loss contingencies has been accrued by the Company.

Other than the above, the Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2025 and 2026.

Subsequent to June 30, 2026, in September 2026, Shanghai Anguo Insurance Agency Co., Ltd. (“Shanghai Anguo”) filed a lawsuit against Sunshine Insurance Brokers and Zhibao China regarding a cooperation contract dispute, claiming joint and several liability for service fees and liquidated damages of approximately RMB 7.32 million in total. As of the date of this annual report, the case is still pending, and settlement discussions are ongoing.

17 — RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Botao Ma	Chairman of the Board, Chief Executive Officer
Shanghai Xinhui Investment Consulting Co., Ltd. (“Shanghai Xinhui”)	Controlled by Botao Ma
Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”)	Mr. Botao Ma is legal representative of Shanghai GBG
Yuanwen Xia	Chief Financial Officer
Xiaowei Le	Chief Operating Officer
Xiao Luo	Chief Marketing Officer

2)	Transactions with related parties

During the fiscal years ended June 30, 2024, 2025 and 2026, the transactions with related parties were as follows:

Purchases of services from related parties

	For the Year Ended June 30,
	2024	2025	2026
	RMB	RMB	RMB
Shanghai GBG	1,987,274	572,381	—

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17 — RELATED PARTY TRANSACTIONS (cont.)

Borrowings from (Repayment of Borrowings to) related parties

	For the Year ended June 30,
	2024		2025		2026
	Borrowings	Repayments	Borrowings	Repayments	Borrowings	Repayments
	RMB	RMB	RMB	RMB	RMB	RMB
Shanghai Xinhui	28,100,000	(28,390,200)	9,500,000	(8,661,984)	20,850,000	(1,154,000)
Botao Ma	400,000	(400,000)	—	—	5,155,911	(707,194)
Yuanwen Xia	—	—	—	—	752,907	(369,892)
Xiaowei Le	—	—	—	—	699,871	(367,428)
	28,500,000	(28,790,200)	9,500,000	(8,661,984)	27,458,689	(2,598,514)

3)	Balances with related parties

As of June 30, 2025 and 2026, the balances with related parties were as follows:

	June 30, 2025	June 30, 2026
	RMB	RMB
Due from related parties
Shanghai GBG(a)	18,152,832	17,249,032
Less: Allowance against advances to related parties	(9,076,416)	(9,076,416)
	9,076,416	8,172,616

(a)	As of June 30, 2025 and 2026, the balances due from Shanghai GBG represented advances to the related party, which the related party would settle the outstanding balances by providing MGU services to the Company. As of June 30, 2025 and 2026, the Company recorded an allowance for credit losses of RMB 9.0 million against the amounts due from Shanghai GBG.

	June 30, 2025	June 30, 2026
	RMB	RMB
Due to related parties
Shanghai Xinhui(a)	2,828,820	22,428,777
Botao Ma(b)	299,224	4,753,877
Yuanwen Xia(b)	—	383,015
Xiaowei Le(b)	—	332,443
	3,128,044	27,898,112

(a)

As of June 30, 2025, the balance due to Shanghai Xinhui consisted of (i) borrowing of RMB 838,016, which was borrowed to support the Company’s working capital. The borrowing was interest free and payable on demand, and (ii) RMB 1,990,804 representing advances made by Shanghai to Xinhui on behalf of the Company to settle the subscription fees obligations owed to an investor.

As of June 30, 2026, the balance due to Shanghai Xinhui consisted of (i) borrowing of RMB 20,850,000, which was borrowed to support the Company’s working capital. The borrowing was interest free and payable on demand, and (ii) RMB 1,578,777 representing advances made by Shanghai to Xinhui on behalf of the Company to settle the subscription fees obligations owed to an investor.

(b)	As of June 30, 2025 and 2026, the balance due to Mr. Botao Ma, Mr. Yuanwen Xia and Mr. Xiaowei Le represented the operating expenses paid by these related parties on behalf of the Company. These advances were interest free and payable on demand.

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18 — SUBSEQUENT EVENTS

Subsequent PIPE Financing and Class B Share Conversion

On July 31, 2026, the Company entered into a securities purchase agreement with certain investors for the issuance of an aggregate of 8,840,000 units, each consisting of one Class A ordinary share and one warrant to purchase one Class A ordinary share, for an aggregate purchase price of US$154.7 million, payable in Bitcoin based on a contractual reference price of US$65,000 per Bitcoin.

On August 17, 2026, the Company amended the securities purchase agreement to provide for the issuance of the units in two releases. The first release comprised 7,913,563 units for an aggregate purchase price of US$138.5 million, and the second release comprised 926,437 units for an aggregate purchase price of US$16.2 million. The second release was subject to shareholder approval and an increase in the Company’s authorized share capital.

On July 31, 2026, holders of all 336,334 issued and outstanding Class B ordinary shares irrevocably elected to convert their shares into Class A ordinary shares on a one-for-one basis. Following the conversion, the Company had no outstanding Class B ordinary shares.

Amendment of 3i Convertible Notes and Third Closing

On August 5, 2026, the Company and 3i entered into an amendment to the First 3i Note issued on April 10, 2026 and the Second 3i Note issued on June 5, 2026, pursuant to which the Floor Price under the First 3i Note and the Second 3i Note was reduced from $0.30 per share to $0.22 per share. Except for this amendment, the remaining terms of the First 3i Note and the Second 3i Note remained in full force and effect.

On September 17, 2026, the Company and 3i entered into a further amendment to the 3i Securities Purchase Agreement, the First 3i Note and the Second 3i Note. Pursuant to the amendment, the floor price and related cash true-up provisions were removed from the First 3i Note, the Second 3i Note and any additional notes issued under the 3i Securities Purchase Agreement, and the parties agreed to permit multiple closings with respect to the remaining funding availability under the 3i Securities Purchase Agreement. Amendment of 3i Convertible Notes and Third Closing (cont.)

On the same date, pursuant to the amended 3i Securities Purchase Agreement, the Company issued and sold to 3i an additional senior secured convertible note in the original principal amount of $1,000,000 (the “Third 3i Note”) for a purchase price of $900,000, reflecting an original issue discount of 10%. The Third 3i Note has substantially the same terms as the First 3i Note and the Second 3i Note, except that the conversion price under the Third 3i Note is not subject to a floor price, the number of Class A ordinary shares issuable under the Third 3i Note is subject to a cap of 718,823 shares, and the Third 3i Note is subject to twelve equal monthly installment payments. If the share cap is reached, the Company is required to repay the Third 3i Note at an amount equal to 125% of the outstanding principal, interest, Make-Whole Amount and late charges then outstanding.

In connection with the Third Closing, the Company also made certain payments under the First 3i Note and the Second 3i Note and incurred related commissions and expenses.

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

Condensed Balance Sheets

	As of June 30,
	2025	2026	2026
	RMB	RMB	USD (Note 2)
ASSETS
Current Assets:
Cash and cash equivalents	1,446,094	645,096	95,075
Prepaid expenses and other current assets, net	748,596	5,862,326	864,000
Due from subsidiaries	50,399,981	68,307,448	10,067,272
Total Current Assets	52,594,671	74,814,870	11,026,347

Non-current assets:
Investment in subsidiaries	—	—	—
Total Non-Current Assets	—	—	—
Total Assets	52,594,671	74,814,870	11,026,347

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Convertible notes	1,709,343	19,331,410	2,849,097
Derivative liabilities	14,327	1,387,028	204,423
Warrant liabilities	1,892,623	338,912	49,949
Accrued expenses and other liabilities	838,156	1,017,765	150,000
Total Current Liabilities	4,454,449	22,075,115	3,253,469

Non-current liabilities:
Investment in deficits of subsidiaries	23,446,440	15,580,803	2,296,326
Total Non-current Liabilities	23,446,440	15,580,803	2,296,326
Total Liabilities	27,900,889	37,655,918	5,549,796

Commitments and contingencies

Shareholders’ Equity
Class A ordinary shares (par value $0.005 per share, 9,000,000 shares authorized, 322,103 and 365,800 shares issued and outstanding as of June 30, 2025 and 2026, respectively) *	10,923	12,406	1,828
Class B ordinary shares (par value $0.005 per share, 1,000,000 shares authorized, 336,334 and 336,334 shares issued and outstanding as of June 30, 2025 and 2026, respectively) *	12,204	12,204	1,799
Additional paid-in capital	219,416,239	57,217,578	8,432,828
Accumulated deficit	(193,860,843)	(20,678,219)	(3,047,592)
Accumulated other comprehensive loss	(884,741)	594,983	87,690
Total Shareholders’ Equity	24,693,782	37,158,952	5,476,552
Total Liabilities and Shareholders’ Equity	52,594,671	74,814,870	11,026,347

ZHIBAO TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statements of Comprehensive Income (Loss)

	For the Year Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	USD (Note 2)
Operating costs and expenses:
General and administrative expenses	(775,077)	(4,967,529)	(8,549,154)	(1,259,989)
Interest expense, net	(56,424)	194,516	(3,664,937)	(540,145)
Gain (Loss) on extinguishment of convertible notes	—	(7,174,958)	139,447	20,552
Changes in fair value of derivative liabilities	—	(1,031,558)	4,285,653	631,627
Changes in fair value of warrant liabilities	8,996,341	1,952,081	1,690,872	249,204
Share of (loss) profit of subsidiaries	5,086,913	(50,992,151)	3,442,569	507,372
Net (Loss) Income	13,251,753	(62,019,599)	(2,655,550)	(391,380)
Other comprehensive income (loss)
Foreign currency translation adjustments	(233,990)	(655,869)	(2,953,339)	(435,268)
Comprehensive (loss) income	13,017,763	(62,675,468)	(5,608,889)	(826,648)

Condensed Statements of Cash Flows

	For the Years Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	USD (Note 2)
Net cash used in operating activities	—	(4,732,113)	(991,945)	(146,195)
Net cash provided by (used in) investing activities	(14,593,117)	(18,323,584)	(19,524,571)	(2,877,566)
Net cash (used in) provided by financing activities	36,011,851	535,186	19,792,215	2,917,011
Effect of exchange rate changes on cash and cash equivalents	502,599	2,045,272	(76,697)	(11,304)
Net change in cash and cash equivalents	21,921,333	(20,475,239)	(800,998)	(118,053)
Cash and cash equivalents at beginning of the year	—	21,921,333	1,446,094	213,128
Cash and cash equivalents at end of the year	21,921,333	1,446,094	645,096	95,075